As filed with the Securities and Exchange Commission on December 26, 2023.

Registration No. 333-273623

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Triller Corp.

(Exact name of registrant as specified in its charter)

Delaware	7370	92-2499621
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7119 West Sunset Boulevard Suite 782

Los Angeles, CA 90046

(310) 893-5090

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bobby Sarnevesht

Chief Executive Officer

Prem Parameswaran

Chief Financial Officer

7119 West Sunset Boulevard Suite 782

Los Angeles, CA 90046

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin K. Marsh Goodwin Procter LLP The New York Times Building 620 Eighth Ave New York, NY 10018 (212) 813-8800	David Peinsipp Peter Byrne Kristin VanderPas Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2023

PRELIMINARY PROSPECTUS

             Shares

Triller Corp.

Series A Common Stock

This prospectus relates to the registration of the resale of up to              shares of our Series A common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of our Series A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the New York Stock Exchange (“NYSE”). See “Plan of Distribution” for additional information. We will not receive any proceeds from the sale of shares of Series A common stock by the Registered Stockholders. After giving effect to the Reorganization (as defined herein), the Registered Stockholders will hold approximately     % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately     % (and approximately     % of these shares subject to the lock-up agreement described below).

No public market for our Series A common stock currently exists, and our capital stock (including the units of our predecessor, Triller Hold Co LLC) has no history of trading in private transactions. For more information, see “Sale Price History of Our Capital Stock.” The listing of our Series A common stock on NYSE without underwriters is a method for commencing public trading in shares of our Series A common stock, and consequently, the trading volume and price of shares of our Series A common stock may be more volatile than if shares of our Series A common stock were initially listed in connection with an underwritten initial public offering.

Based on information provided by the NYSE, the opening trading price of our Series A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Series A common stock in consultation with our financial advisors pursuant to applicable NYSE rules. For more information, see “Plan of Distribution.”

We will have one class of authorized common stock consisting of two series: Series A common stock offered hereby and Series B common stock. The rights of the holders of Series A common stock and Series B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Series A common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Series B common stock entitles its holder to ten votes on all matters presented to our stockholders generally and certain special approval rights. Each share of Series B common stock may be converted at any time into one share of Series A common stock, and will automatically convert into one share of Series A common stock upon sale or transfer thereof, subject to certain exceptions. In addition, all shares of Series B common stock will automatically convert into shares of Series A common stock (i) if the voting power of all outstanding shares of Series B common stock comes to represent less than 10% of the combined voting power of all shares of outstanding common stock or (ii) with the vote of 80% of the outstanding Series B common stock. We will also have authorized and outstanding shares of Series A-1 preferred stock and undesignated preferred stock that will have rights and preferences with respect to dividends and other distributions that are senior to our common stock. A majority of the outstanding shares of Series A-1 preferred stock will have certain special approval rights, including, among others, approval of liquidation events, the payment of dividends, certain sales or dispositions, loans above $10 million or sales of material technology or intellectual property. For more information, see “Description of Capital Stock.”

Upon the completion of the Reorganization, Proxima Media, LLC (“Proxima Media”) and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will own approximately 19.97% of the outstanding shares of our common stock, representing 57.87% of our total voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE and expect to elect not to comply with certain corporate governance requirements of NYSE. In addition, our founders and their related entities and trusts will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. As Registered Stockholders, subject to the lock-up agreement described herein, our founders and their related entities and trusts may, from time to time, sell shares of Series A common stock, which could impact their voting influence and our status as a “controlled company” within the meaning of the corporate governance standards of NYSE. See “Risk Factors—Risks Related to Ownership of Our Series A Common Stock” and “Principal and Registered Stockholders” for additional information.

We intend to apply to list our Series A common stock on NYSE under the symbol “ILLR.” We expect our Series A common stock to begin trading on NYSE on or about                     , 2023.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Series A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2023.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Series A common stock, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Series A common stock. Our business, financial condition, and results of operations may have changed since such date.

Through and including                 , 2024 (the 25th day after the listing date of our Series A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the listing of the shares of our Series A common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

Use of Non-GAAP Financial Measures

In addition to results of operations determined in accordance with general accounting principles in the United States (“GAAP”), we believe that Adjusted EBITDA, which is a non-GAAP financial measure, is useful in evaluating our operational and financial performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our non-GAAP measure has limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for our GAAP measures. Adjusted EBITDA is defined as net loss, adjusted for depreciation and amortization, interest expense, income tax benefit, unit-based compensation expenses transaction-related costs, discontinued operations, (gain) loss on remeasurement of warrant liabilities, loss on measurement of commercial milestone payments and non-recurring litigation expense. Some of these limitations include that our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net loss.

Trademarks and Brand Names

This prospectus includes our trademarks and trade and brand names such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” and associated logos, which are protected under applicable intellectual property laws and are our property. This prospectus may also contain trademarks, trade names, and service marks of other companies, or other names of third parties, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks, or other names to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market and Industry Data

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s estimates, together with information obtained from independent industry and research organizations, publicly available resources and other third-party sources. Our management’s estimates are derived from publicly available information released by independent industry analysts and certain third-party studies, as well as data from our internal research. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the market position, market opportunity, market size, and other information included in this prospectus is based on reliable sources, such information is inherently imprecise and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors.

Projections, assumptions and estimates of the present or future, as applicable, performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by our management.

i

ABOUT THIS PROSPECTUS

Triller Corp., the registrant whose name appears on the cover of this registration statement of which this prospectus forms a part, is a Delaware corporation. Triller Corp. was formed for the purpose of completing a direct listing. All of our business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In connection with this listing, Triller Hold Co LLC will be merged with and into a wholly-owned subsidiary of Triller Corp. through a series of reorganizational transactions that are described under “The Reorganization” (collectively, the “Reorganization”).

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell share of Series A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Series A common stock.

Except as otherwise indicated, all information in this prospectus assumes the consummation of the following transactions, which we refer to within this prospectus as the “Listing-related Transactions”:

•

prior to the consummation of the Reorganization, the receipt by Triller Hold Co LLC of additional advances totaling $7.2 million under a 7.5% PIK convertible promissory note issued to Capital Truth Holdings, Ltd. in the aggregate principal amount of up to $20 million and warrants to purchase 2,820,874 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.01;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $110.0 million and warrants to purchase 14,104,372 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.01 to Sabeera Triller 1 LLC;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $100.0 million and warrants to purchase 15,514,809 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.65 to Sabeera Triller 2 LLC;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of nine 7.5% PIK convertible promissory notes to separate holders for a total principal amount of $2.1 million, which outstanding principal amounts under such notes, together with any unpaid interest, shall convert prior to the effectiveness of the registration statement of which this prospectus forms a part into warrants to purchase 132,577 Class B common units with a weighted average exercise price per unit of $0.01;

•

prior to the consummation of the Reorganization, the conversion of convertible promissory notes with an aggregate balance of $307.2 million, including the aforementioned issuances, into 37,319,017 Class B common units of Triller Hold Co LLC, all of is a condition to the consummation of the Reorganization;

•

prior to the consummation of the Reorganization, the cashless “net” exercise of 11,635,868 outstanding warrants to purchase Class A common units of Triller Hold Co LLC resulting in the issuance of 10,471,392 Class A common units of Triller Hold Co LLC and 154,793,693 outstanding warrants to purchase Class B common units of Triller Hold Co LLC resulting in the issuance of 94,549,359 Class B common units of Triller Hold Co LLC, all of which is a condition to the consummation of the Reorganization;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 554,492 Series AA-1 preferred units, pursuant to agreements entered into between Triller Hold Co LLC and the recipients of such units;

•

prior to the consummation of the Reorganization, and prior to the effectiveness of the registration statement of which this prospectus forms a part the issuance by Triller Hold Co LLC of 3,025,000 Class B common units, pursuant to agreements entered into between Triller Hold Co LLC and the recipients of such units;

•	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Series A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize one class of common stock consisting of two series, Series A common stock and Series B common stock, and two series of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted the right to receive into one share of common stock or preferred stock of Triller Corp., with Series A-1 preferred units being converted into the right to receive shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into the right to receive shares of Series A common stock and Class C-2 common units being converted into shares of Series B common stock;

•	all issued and outstanding service provider units of Triller Hold Co LLC will be canceled and converted into the right to receive 6,793,251 shares of Series A common stock; and

•

options to purchase 10,874,859 Class B Common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.02 will be assumed by the Company and converted into options to purchase 10,874,859 shares of Series A common stock with a weighted average exercise price per share of $8.02; and

•	transaction costs associated with this listing in the amount of $9.5 million.

The numbers of shares of outstanding capital stock excludes:

•

warrants to be issued to our financial advisor, Clear Street LLC, to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants shall have an aggregate value at the time of issuance equal $1.0 million;

•

warrants, which may be issued by us in our sole discretion to our financial advisor, Clear Street LLC, to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants have an aggregate value of $0.5 million, at the time of issuance;

•

8,016,368 shares of Series A common stock issuable to Total Formation, Inc. and its affiliates that may be issued upon the exercise of warrants with a weighted average exercise price of $2.11 per share;

•

37,702,230 shares of Series A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock, which will remain outstanding following the completion of the reorganization and this listing (based on an assumed conversion price of $2.72) which conversion prices may be adjusted as described under “Description of Capital Stock—Preferred Stock”;

•

120,000,000 shares of Series A common stock reserved for issuance pursuant to 10,874,859 outstanding stock options with a weighted average exercise price per share of $8.02 and future awards that may be granted pursuant to our 2023 Plan (as defined herein); and

•

shares of Series A common stock that may be issued to existing shareholders pursuant to antidilution clauses in certain of the Company’s agreements previously entered into for business acquisitions and subscription agreements for the sale of common units.

As used in this prospectus, unless the context requires otherwise, “we,” “us,” “our,” the “Company,” “Triller,” and similar references refer, prior to the Reorganization, to Triller Hold Co LLC together with its consolidated subsidiaries, and from and after the Reorganization, to Triller Corp. together with its consolidated subsidiaries.

Except as disclosed in the prospectus, the consolidated financial statements and summary historical consolidated financial data and other historical financial information included in this prospectus are those of Triller Hold Co LLC and its subsidiaries and do not give effect to the Reorganization.

PROSPECTUS SUMMARY

Mission

Our mission is to build and amplify relationships between brands, creators and audiences to drive cultural experiences, content and commerce. Through our AI powered technology platform that spans user engagement, streaming and content, our goal is to create personalized and unforgettable experiences that delight and inspire people around the world.

Overview

We are a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituency of Creators and Brands around the world. “Creators” include influencers, artists, athletes, other individuals and public figures that utilize or have utilized our Technology Platform to create and publish content. Numerous famous Creators use our Technology Platform, including influencers like Charli D’Amelio and Bryce Hall and music artists like The Weeknd. “Brands” are third-party companies, products or product lines which utilize or have utilized one or more of our products or services offered through our Technology Platform (“Direct Brands”), or companies, products or product lines whose associated data we track, report on and make available to our clients as part of one or more of our product offerings (“Tracked Brands,” and collectively with Direct Brands, “Brands”). Brands that have utilized or continue to utilize our platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball.

We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $420 million in capital and established more than 500 million Consumer Accounts (as defined herein) on the Triller app, and a total of 633 million Consumer Accounts on our Technology Platform. These accounts are created when consumers create accounts on our owned properties and when we employ our Technology platform, on behalf of ourselves and our Brand and Creator partners, to facilitate interactions with interested consumers on our owned properties and on third-party social media, social messaging and text messaging platforms. Users that simply accessed or viewed our content or partner content on our platform or any other social media platform are not included in the above number. Consumer Accounts that were created prior to acquisition by us are not included in the above numbers. As stated above, since our inception, we have established more than 500 million Consumer Accounts in the Triller app, and a total of 633 million Consumer Accounts on our Technology Platform. Recently, however, we have elected to take a proactive approach to the way in which we report our Consumer Accounts, which we believe is uncommon in our industry. While we believe that many social media companies include a significant number of “bot” accounts or “duplicate” accounts in their user metrics, we recently undertook a robust process to purge as many of the duplicate and bot accounts as practicable with our resources and in doing so we purged in excess of 200 million Consumer Accounts from our total user accounts metric, leading us to a current net Consumer Accounts number of 327 million on the Triller app, with a total of 433 million Consumer Accounts on our Technology Platform.

We have dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions and have become a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce content under our own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to our offerings and drives social interaction that serves as a cultural wellspring across digital society.

We operate within the global digital content marketplace, which is estimated to reach $577.4 billion in 2023 according to Statistica’s August 2023 report on worldwide digital media, and focus our efforts on the $250 billion creator economy, as forecasted in a recent Goldman Sachs report on the Creator Economy. Goldman Sachs Research estimated the creator economy could reach $480 billion by 2027 in its April 2023 report titled “The creator economy could approach half-a-trillion dollars by 2027.” Our revenue grew from $3.7 million in the fiscal year ended December 31, 2020 to $26.4 million in the fiscal year ended December 31, 2021 to $47.7 million in the fiscal year ended December 31, 2022 and declined from $35.0 million for the nine months ended September 30, 2022 to $33.6 million for the nine months ended September 30, 2023. We have incurred net losses in each year since our inception, including $195.6 million, $773.6 million and $77.2 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. Losses were $144.2 million and $90.6 million for the nine months ended September 30, 2022 and September 2023, respectively.

Our Technology Platform

Our Technology Platform reflects our deep experience as content creators and forms the basis for our aspiration to be a technology company built by Creators, for Creators. For all the progress and promise of the creator economy to date, we believe that Creators have historically lacked sufficient power to truly realize their potential and capture enough of the value they create. While it is now possible to find and grow a large online audience, it is still too impersonal, and too elusive for many to turn their passion and expertise into a successful career. A goal of our Technology Platform is to help “rebalance the equation,” enabling Creators both to grow the engagement “pie” while giving them a larger slice of revenue.

Key to our approach of empowering Creators and Brands is our proprietary AI and machine learning (“ML”) technology that helps them easily mix and edit music and video content and distribute it to virtually any digital platform and enables them to understand and engage with their audiences at scale, while retaining control and authenticity of their audience relationships. “AI” is a general term to describe the efforts of computer scientists to design and implement computer hardware and software systems capable of learning and thinking. ML is a field of study in AI concerned with the development and study of statistical algorithms that can effectively generalize tasks and thus perform those tasks without explicit instructions. ML approaches have been applied to large language models (“LLMs”), computer vision, speech recognition, email filtering, agriculture and medicine, where it is able to achieve efficiencies without having to implement detailed specialized algorithms and systems which would be too complex and costly to build. Creators and Brands have the ability to connect our customized LLMs and Natural Language Processing (“NLP”) technologies to real-time application programming interface (“API”) based feeds, from virtually all major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. LLMs are deep learning algorithms that can recognize, summarize, translate, predict, and generate content using very large datasets. Deep learning is a method in AI that teaches computers to process data in a way that is inspired by the human brain. Deep learning models can recognize complex patterns in pictures, text, sounds and other data to produce accurate insights and predictions. NLP, a branch of AI, uses ML to process and interpret text and data. Natural language recognition and natural language generation are types of NLP. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to (while filtering out spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

For our LLMs, we currently use a mix of open source code for embeddings (for example, open source code such as SBERT with models from HuggingFace) and optionally support embedding models including GPT-4 from OpenAI, PaLM from Google and models from Cohere. Embeddings models offer an approach to ML where high-dimensional data (data in which the number of features or variables observed are close to or larger than the number of observations, or data points) is converted into low-dimensional data (where the number of observations far outnumbers the number of features) while preserving relevant information. This process of dimensionality reduction helps simplify the data and makes it easier to process by ML algorithms. The appeal of embeddings is that they can capture the underlying structure and semantics of the data. For instance, in NLP, words with similar meanings will have similar embeddings. This provides a way to quantify the ‘similarity’ between different words or entities, which is highly valuable when building complex models. We have purposefully designed our systems to give us the flexibility to be independent of any one provider or partner. We periodically evaluate the cost, latency and quality of models because we operate in a rapidly evolving industry. We believe we get superior performance compared to “off-the-shelf” use of LLMs through (a) injecting relevant historical data into prompts (via the standard “retrieval-augmented generation” pattern) and (b) pre-and post-processing the data to better address customer-specific vernaculars, including the use of acronyms, emojis and non-traditional spellings. We also fine-tune open source and third-party models with proprietary labeled data to improve performance on tasks like extracting relevant profile data from content that end-users or consumers have shared in conversations with our conversation AI systems or classifying fan engagement data as genuine versus originating from bots or spam. While unlabeled data consists of raw inputs with no designated outcome, labeled data is carefully annotated with meaningful tags, or labels, that classify the data’s elements or outcomes. For example, in a dataset of emails, each email might be labeled as “spam” or “not spam.” These labels then provide a clear guide from which a ML algorithm can learn. We do not believe that utilizing this approach introduces a material risk of impacting our LLMs.

Our NLP technology was developed in-house and is continuously updated via our ML models. We have incorporated some open source code in the development of our products, but our products are not dependent on any third-party software or services. We do not use any third-party software with regard to our NLP. As is customary in our industry, we use open source code (however, we do not use open source libraries) as one part of the basic building blocks of some of our AI. We do not believe that our utilization of open source code and/or models introduces material risk of impacting our AI products or intellectual property, however, as with the usage of any open source code or models, there are risks. See Risk Factor—“Certain of our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.”

The rapid pace of AI-innovation is fueling ever more opportunities for us to help Creators and Brands in each phase of their lifecycle, from content creation and distribution (through the Triller app, FITE, Metaverz, Thuzio and Amplify.ai) to fan engagement (through Fangage, Julius and Amplify.ai) and to targeted promotions and upsells (through CrossHype), across the digital platforms they use today and, we believe, will use tomorrow. By occupying a position as their trusted intermediary connecting them with their fans across multiple platforms and the comments, mentions, direct messages, etc. that flow across them daily, we believe we are well suited to build, deploy and refine ever more powerful and effective models and tools in the coming years.

The Triller App

Our Technology Platform originated with the Triller app, a video-sharing app that was originally released in 2015. The original Triller app was initially launched in 2015 as an AI music editing tool. In 2019, upon the formation of Triller Hold Co LLC, when we acquired the Triller app (the “Initial Triller app”) we integrated the Initial Triller app with AI technology pursuant to our agreement with Mashtraxx Ltd., between October 2019 and May 2020 when it was initially rolled out as part of what is referred to today as the new “Triller app.” We continued to integrate and update the Triller app such that it was fully “live” by September of 2021. The Triller app underwent a refinement to its scalable systems and other feature and toolset updates and additional refinements were rolled out in July of 2023 and are live today. The Triller app leverages proprietary AI and ML technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our proprietary dual camera feature, which allows users to record videos simultaneously from the back-and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with meaningful engagement from users in the United States and high-growth markets such as India, where we maintain a strong presence, including a period in August 2020 when we temporarily became the number one short-form video app in the App store subsequent to TikTok being banned in 2020.

The images above are examples of how the user interface of the Triller app allows users to perform various actions as depicted above.

The Triller app contains channels for the posting and consumption of short-form and long-form content, where we host content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

We believe the content creation features and availability of short- and long-form content offered on the Triller app are key differentiators that set us apart from our competitors and will continue to do so as we focus our efforts on growing our user base and deepening the level of engagement among Creators, Brands and users who interact with our ecosystem.

Our Suite of Creator and Brand Offerings

We have augmented our Technology Platform through a combination of internal development and strategic acquisitions, including the additions of products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement.

Fangage

Fangage serves as the entry point for Creators looking to leverage our ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts. The Fangage offering is integrated with and incorporates services from the Triller app, Amplify.ai, Cliqz and Julius.

The image above shows the dashboard for the Fangage Website and service offerings.

Amplify.ai, Cliqz and CrossHype

We acquired Amplify.ai in December 2021 and internally developed our Cliqz and CrossHype offerings. These products provide a broad set of features that further enable Creators to connect directly with their audiences, spotlight their content across a broad range of social media sites, measure audience engagement with that content, and monetize their content through personalized user experiences.

Our Amplify.ai product automates SMS and direct message marketing communications between Creators, Brands and their respective audiences through the use of proprietary AI and NLP technologies.

Our Cliqz product enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in August 2023, the average engagement rate of an organic Facebook post ranges from 2.58% down to just 1.52%.

Our CrossHype product helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

Julius

Julius, which we acquired in November 2022, is a software-as-a-service (“SaaS”) solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure engagement across all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with our Fangage solution, completing the circle between Creators and Brands.

Thuzio

Thuzio, which we acquired in October 2021, is a leading solution for creating and executing premium Creator Events (as defined below) and experiences. Thuzio helps Brands and other enterprise customers create Events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson.

Metaverz

Our Metaverz offering enables us to transform live Events, which are typically only enjoyed by a few thousand people, into digital events that can be experienced by millions of consumers globally, including augmented reality and virtual reality experiences. Metaverz provides an array of ways to create digital experiences featuring Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

Our Events and Event-Related Services

In addition to services we deliver to Creators and Brands, we also utilize our Technology Platform to deliver sports, including fast-paced combat sports events, and music content. These Events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly also help build our brand and culture, introduce and attract people to other elements of our Technology Platform and showcase to Creators and Brands the powers of our Technology Platform. We promote and market our Events through our Technology Platform, as well as third-party Events across our digital media ecosystem. We define “Events” as in-person or digital events that we produce and execute under our Triller brands or execute on behalf of Brands or Creators, including in-venue events, digital streaming events and hybrid event experiences delivered through our Technology Platform and recorded in the databases of our Technology Platform.

Verzuz

We acquired Verzuz, which was founded by successful and celebrated music producers Swizz Beatz and Timbaland, in 2021. Verzuz is a live competition that pits two celebrity artists or groups against one another in a sequence of performance battles during each event. These Events, which once lived solely online, now include live audiences and are streamed on our own TrillerTV offerings as well as on Instagram, Facebook, YouTube, Twitch and other third-party services.

High-profile artists who have appeared and performed in these sequences include Ashanti, Keyshia Cole, Young Jeezy, Gucci Mane, Brandy, Monica, Ludacris, Nelly, Fat Joe and Ja Rule. Coined the “Verzuz Effect,” artists have experienced as much as a 1,200% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex and BET have covered battles with their own commentary both in real-time during the Events and in the days and weeks that follow. See Risk Factor—“We may be unable to protect our patents, trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights” for additional information.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. TrillerFest featured performances by Creators, including Snoop Dogg, Marshmello, Migos, Pitbull and other artists and generated millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne and Tyga and could be attended live or streamed via pay-per-view on our Technology Platform.

Triller Fight Club

We marketed and distributed live and streaming pay-per-view and subscription boxing and combat sports events through Triller Fight Club. Triller Fight Club Events were produced and financed by third parties, for whom we provided promotional, marketing and distribution services that we delivered through our Technology Platform and via traditional advertising channels. We generated revenue from the above services, including revenue share for ticket sales, pay-per-view sales, subscriptions and merchandise sales.

We entered the combat sports space in November 2020, when we financed and hosted a boxing match between Mike Tyson and Roy Jones Jr. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, musical performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. We streamed a documentary miniseries leading up to the fight on the Triller app and on TrillerTV, then a third-party vendor, and distributed the event through pay-per-view services and TrillerTV. The event earned the largest number of pay-per-view purchases ever for TrillerTV, resulting in its registered users increasing by approximately 40% and the TrillerTV app trending as the number one grossing app in the United States on the day of the event.

Building on the Tyson vs. Jones Event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view events with similar “four-quadrant elements” such as musical performances and celebrity appearances.

Recognizing that we had built a valuable name in the combat sports world, but desiring to deploy more of our resources toward our core Technology Platform, in June 2022 we strategically repositioned Triller Fight Club so that it would no longer serve the capital-intensive event financing, production and bout matchmaking functions of a traditional licensed combat sports promoter. After August 2022, we worked to leverage the brand recognition of the Triller Fight Club name by partnering with third-party promoters, who branded their events as Triller Fight Club Events and distributed those Events on our Technology Platform offerings such as TrillerTV and others, and provided them with marketing and distribution services to allow them to take advantage of the full suite of our Technology Platform’s marketing and engagement tools. We held a co-branded event in December 2022, which involved a boxing match between Manny Pacquiao and D.K. Yoo in Seoul, South Korea.

As a result of our decision to move away from the event financing, production and bout matchmaking aspects of Triller Fight Club Events, the Triller Fight Club event production business as it was conducted until June 30, 2022 is reported as discontinued operations in our consolidated financial statements for the year ended December 31, 2022. As of June 30, 2022, the Triller Fight Club production business was no longer being operated by us and we no longer incur any material production and operating costs associated with the component.

Bare Knuckle Fighting Championships

In August 2022, we acquired a controlling equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a licensed combat sports platform that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and Muay Thai. BKFC participants compete in a “squared circle” ring and under rules modeled after 19th century bareknuckle fighting. We believe BKFC’s connection to the history of bareknuckle fighting and the format render BKFC an integral component of our content offerings in the combat sports space.

TrillerTV

TrillerTV, which we acquired in July 2021, was launched in 2012 and has become a leading digital live streaming platform for sports and entertainment that distributes free, ad-sponsored, pay-per-view and subscription-based video content created by us and third parties. Originally dedicated to combat sports, TrillerTV has expanded its programming catalog to include other sports and entertainment, including the South American continental CONMEBOL qualifiers for the FIFA World Cup Qatar 2022 and the Rugby World Cup 2022.

Our AI Model, History, Development and Personnel

Our AI-enabled Triller app learns user preferences with respect to content tags and personalizes feeds accordingly (which we refer to as its user modeling component) and it also focuses on discovering and pushing content that is well-received by audiences, irrespective of the popularity of its creator (which we refer to as its video popularity component). The Triller app’s AI components are based on a model-free reinforcement learning approach, meaning that the system adapts over time and does not require any training data. The user modeling component operates on a reinforcement learning approach whereby users are initially presented with a broad variety of content and then, based on their feedback (in terms of engagements such as ‘liking’ or sharing), the feed composition converges to users’ core areas of interest over time. The underlying mechanism is capable of modeling complex taste profiles and allows interests to shift over time as users explore new types of content.

The model behind our AI was initially validated in a test involving 130,000 users that were spilt evenly between one group of users that was subjected to a personalized feed created by the recommendation system and a second group where all users received the same manually curated feed. Users opting for the personalized feed had a 3.6% better than baseline day 1 retention and a 2.1% better than baseline on day 4-7 retention.

Mashtraxx music editing patents

In November 2014, the founders of Mashtraxx Ltd started working on commercially viable generative and adaptive music technologies. Mashtraxx Ltd was then formed in March 2015. Recognizing that the growth of social media had led to a rise in poor edits of unlicensed music, the team worked closely with the music industry to devise a system of technologies that could both sensitively edit a track, and were in line with ethical and legal requirements to help rights holders. Mashtraxx now holds a series of patented inventions that, when combined, give AI the ability to edit music. Broadly, these inventions cover:

•	finding the exact position of onsets within a data signal;

•	identifying a rhythmic beat from a given series of onsets;

•	grouping beats into musical bars, and identifying time signatures and changes of time signature;

•	identifying the grouping of bars in sections and the meta tagging of section predicates such as verse, chorus, build up, climax, and bed, among others;

•	the identification of anacrusis (pickups/upbeats) across section and bar boundaries;

•	a method to edit seamlessly from one point in the track to another, taking into account anacrusis and differences in performance (the free time of a performance);

•	the ability to brief a story expressed in narrative intensity over time, and have an edit of any given track adjust itself to the story; and

•	the ability to track usage for reporting to rights holders on metadata about the processes above.

The training of these AI steps is rooted in a philosophy that music is immeasurable, or even undetectable, by science. Therefore, annotations of human musicological perspectives are used as a training set, and AI can then be trained to recognize human perception of a track, as linked to the actual digital signal of the track. In this way, data are not derived from the track itself, but human perception of the track in annotation files. The initial annotations were derived from tests on the private works of the composer who created the system, then more broadly on tracks from partner rights holders. As tracks were annotated based on our music licenses, further feedback was used from these annotations to improve the various system steps.

The music editing functionality available in the Triller app relies on two modules, a Music Information Retrieval (“MIR”) component which extracts high-level music information from audio recordings, and a core editing algorithm which leverages this output and allows users to create custom edits. While the MIR component consists of a stack of deep learning models which were trained on manually labeled data, the core editing algorithm is an expert system that encodes musicological knowledge and does not require any training.

The MIR component contains several ML models, each of which focuses on a different subtask. All models were trained and validated on an internal collection of approximately 20,000 music tracks which were manually labeled with high-level musical information by a team of five trained musicians in a multi-stage peer-reviewing system. In addition, a subset of the automatic music annotations that are ingested into the production environment undergo a manual quality assurance procedure which is again carried out by trained musicians in a multi-stage peer-reviewing system. The results of manual validation and, if necessary, corrections, are fed back into the training dataset to account for data drift over time.

The metrics below were computed on an unseen data split which was not used during training and refer to the most recent version of the system evaluated on ~2,000 music recordings:

Onset detection: While the core method to detect musical onsets uses a set of heuristics (which do not require any training) to determine the presence of an onset in a given time frame, we trained an additional model to determine the exact position of the onset on a sample-level, since this is a requirement for seamless editing. In a retrieval setting, where a detected onset is considered correct if it is within +/- 32 samples of the annotated ground truth, this “onset precision” model achieves a frame-wise accuracy of 98% and a macro F1-score of 0.18. An F-score or F-measure is a measure of a test’s accuracy.

Beat and downbeat (bar) detection: In a retrieval setting, where a detected beat or downbeat is considered correct if it is within 70 milliseconds of the annotated ground truth, the current model achieves a precision of 96% and a recall of 96% for the beat detection task and a precision of 93% and a recall of 93% for the downbeat detection task.

Structural segmentation: The problem is evaluated as a retrieval task where each bar line is a segment candidate and the model is tasked with determining those bar lines that are appropriate segment boundaries. The current model solves this problem with precision of 91% and a recall of 91%. The overall un-weighted accuracy is 95%.

Anacrusis (edit point) detection: Each section of music is associated with entry, mid-section and exit edit points. We again formulate this problem as a retrieval task where the model is tasked with finding the correct edit points. An edit point is considered to be correct if it deviates less than a 1/32nd note from the manually placed label. For entry edit points, the model achieves 86% precision and 63% recall, for the mid-section edit points, it achieves 57% precision and 42% recall and for the exit edits it achieves 76% precision and 55% recall.

The Amplify.ai platform was originally developed starting in 2017 to automate responses to frequently asked questions for brands on their social media accounts, utilizing artificial intelligence markup language (“AIML”) generation to train models that could produce text and rich media responses. This effort led to building proprietary ML models for processing of “internet speak” e.g. the use of stickers, emojis, alternate spelling and idioms. The platform was then expanded to support sentiment analysis. In 2019, the team adopted and customized the open source NLP pipeline processor RASA and implemented a customized version of their SPACY and TENSORFLOW pipelines to support intent detection. Furthermore, the team added entity detection into its pipeline by incorporating portions of the open source DUCKLING code-base from Meta. Amplify.ai models were validated using various open source third party data sets corpus (Ubuntu, WebApp, Chatbot).

In 2021 and 2022 the team expanded its capabilities by implementing web-based user interfaces to help internal teams, external partners and customers train intent and entities to improve NLP models for customer-specific implementations. Additionally it enabled a feedback mechanism to report and take action on failed message detection to be used for training and improvement. In 2023, the team started incorporating generative AI for content creation - broadcasts, analytics - summarization and customer reporting using RAG (Retrieval Augmented Generation) to enhance accuracy of generative AI models. We expect that this will be particularly helpful to enhance our own product offerings such as BKFC and TrillerTV.

Our source of data for training is based on live customer engagement observed on our platform across industry verticals. We track various metrics of our model including accuracy of sentiment and intent recognition, conversation completion rates etc. We made a change to translate positive and negative sentiment ratings into “moderately / very / extremely” subcategories. This has enabled increased engagement through better variation of conversational messaging. As an example as part of the new model and associated training tools rollout in 2021, we observed a 3.8% improvement in our ability to accurately recognize user intent in inbound conversational messages. At the same time automated conversation completion rates were up 13.9%.

Amplify.ai’s conversational product was put into production in 2017. In 2019 we expanded our platform with a self-hosted Rasa NLU pipeline. We released this as a major update to our Amplify NLP in 2020 which now included a pipeline with support for Sentiment, Intent and Entity Detection. The models trained on this pipeline have been continuously improved since then. They are informed and refined from a training data set that started at 135 million messages in 2019 and has grown now to a training data set of over 570 million messages.

Our Experienced Team

The team that developed its models and associated AI/ML systems have deep experience in deploying contextualized AI services via the Triller app. The educational background of this team includes PhDs and advanced degrees in AI & Generative Composition, ML, Computer Science, Applied Mathematics, Music & Sound Computing and Genetic Programming. Furthermore, the team includes tenured professors, published authors and inventors of multiple patents. Additionally, the team has previous commercial experience from having developed human behavior anomaly detection systems in crowded environments, defects detection systems in production lines and core systems for banks and financial institutions. The Mashtraxx team has equally impressive credentials. Mashtraxx launched operations in 2014. In 2015 Mashtraxx was founded as a vehicle for the productization of this research. The founders and other PhD post doctorates joined the effort to research opportunities in AI.

Similarly, the team that has developed models and systems in deploying our AI services on social media, social messaging, web chat and chatbot experiences have significant expertise and experience. Technical leadership is provided by multiple graduates of the Symbolics Systems program at Stanford University and the broader educational background includes PhDs and other advanced degrees in ML, Computer Science and Mathematics. Furthermore, the team includes university lecturers, published authors and inventors of multiple patents. Additionally, the team has demonstrated experience building AI/ML and related software products and services at global scale including leadership roles including Google Assistant, Google Photos, Google+, Opera, VeriSign, Electronics for Imaging, Apple, Hewlett Packard, Motorola and Symantec.

How Creators and Brands Can Leverage Our Technology Platform

Creators and Brands take advantage of our Technology Platform in many ways, utilizing a combination of our products and services that best serve their goals. The depth and breadth of our Technology Platform allows us to offer different products and services to serve the specific needs of Creators and Brands. Below is an example of how a Creator engages with and leverages our Technology Platform.

Charli D’Amelio

Charli D’Amelio, one of the leading influencers on TikTok and Instagram, and one of our shareholders, uses Cliqz to connect and communicate with her fans and followers using SMS text messaging. Cliqz gives Charli precise control over her audience targeting, message call-to-action and click-through and message delivery timing — a stark contrast to what she can control with social media posts on third-party platforms. Recently, Charli was able to use Cliqz to assist in garnering votes for her appearance on Dancing with the Stars, which we believe helped her win. She also used Cliqz to create awareness and drive e-commerce transactions on her merchandise store and to create awareness and drive subscriptions for the D’Amelio show on Hulu.

Our Strategy to Compete and Grow

Leverage Our Technology, Tools and Features to Continue to Attract and Engage Creators, Brands and Users and Build a Robust Ecosystem

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The proliferation of digital content and engagement with such content, and the convergence of live entertainment and digital technologies, have expanded use cases, exposure and monetization opportunities for our Technology Platform and our customers. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients and attract new clients and partners.

We believe that the suite of tools and features that we offer are a key differentiator as we work to grow the scope and depth of engagement from Creators, Brands and users and continue to expand our ecosystem. We believe our Technology Platform delivers industry leading digital distribution tools that enable Creators and Brands to control how their content reaches a broad audience through multiple social media channels. Together with our analytical capabilities that track user engagement, we provide the opportunity for Creators and Brands to monetize content across multiple digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and more, which by extension generates revenue opportunities for us.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our platform allow us to deliver a robust solution to attract Creators and Brands. Our suite of tools allows for creative content development and distribution, as well as targeted interaction by Brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. On behalf of Brands, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of Creators and reach across the customer journey, from awareness to purchase to loyalty programs.

We plan to continue to invest and learn from our experiences to build features designed to separate us from our competition, with the goal of being the go-to platform for Creators seeking to distribute and monetize their content and for Brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so more economic return flows directly to the artists, influencers, athletes, celebrities and every-day users creating content and less flows to the big-tech intermediaries that dominate today.

Expand Our Experiential Offerings in Ways That Create Revenue Opportunities, Build Our Brand and Culture and Fuel Our Ecosystem

We have observed that younger demographics are increasingly prioritizing concerts, sports, and other entertainment options over material goods. According to a study conducted by Expedia and the Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 polled place more value on experiences than products or things. Because we deliver live and digital entertainment through our Technology Platform, we believe we are well positioned to take advantage of these continuing trends and create new offerings and investment opportunities.

BKFC and other live Events we produce are a source of content that afford us with opportunities to promote and leverage our Technology Platform and build our brand, in addition to being revenue generative. We believe these creative Events featuring well-known names in music and athletics attract individuals and businesses to our ecosystem and drive user engagement, and position us where we believe consumer interest is trending. We believe that these Events are exciting to our users, and offer sponsorship and engagement opportunities for Brands, and provide inspiration to Creators. Combined with our suite of tools to market these Events on the Triller app, TrillerTV, and other social media platforms, we will continue to seek to monetize the interest in these Events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media products, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our Technology Platform, propriety Events and content and distribution properties, we seek to foster value creation, for us and both the artists and influencers that use our Technology Platform.

Invest in Adjacent High Growth Industry Segments

Our global Technology Platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our Technology Platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments. We plan to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Technology Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our Technology Platform. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our Technology Platform. We believe that owning a highly curated intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our Technology Platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed. We also believe that the insights that we have gained from our position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that informs our investment activities and has the potential to provide access to proprietary acquisition and investment opportunities.

Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We seek to leverage the experience and relationships of our management team, creative incentive structures to our partners and our portfolio of assets to attract Brands and Creators to our Technology Platform. This experience, together with learnings from our acquisitions to date and insights gained from our position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions and shaped the success of major technology, media and entertainment companies. Our management team has a combination of expertise that spans technology, media and financial services, and is well equipped to lead what we believe is a paradigm shift in the creator economy. See “Management” for additional information.

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are significant growth opportunities incremental to our existing platform. In addition to continued focus on our selective acquisition strategy, we plan to seek organic and inorganic opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop technology to more effectively advertise products on our Technology Platform.

We seek to leverage our Technology Platform to expand globally. Together with our integrated capabilities, a global reach can allow us to deepen relationships with existing Creators, Brands and users, attract new Creators, Brands and users in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our Technology Platform.

As we grow our Technology Platform, features and user base, we plan to continue to develop innovative marketing, advertising and commerce products that are compelling for Creators without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we intend to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that can continue to attract more Brands, Creators and users to our Technology Platform.

We plan to continue to execute on our vision for offering Creators and Brands a highly differentiated portfolio of services, which has resulted in new sources of revenue, such as the revenue generated from e-commerce transactions, payment services and digital goods. We have also demonstrated the ability to scale these offerings to millions of Creators and Brands and billions of interactions. Given the size of the market opportunity and our ability to attract Creators and Brands, we believe that if we continue to execute on our strategy, we believe we have a clear path to attaining profitability.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are designed to be compelling for our partners and clients without compromising the experience for our users. Amplify.ai has executed successful campaigns for various movie studios, including Universal Pictures and Disney, television networks like HBO and Hulu, as well as brands such as McDonald’s and Sprite. The Triller app and our proprietary social media accounts have been leveraged for campaigns with DAZN (2023) and NYX Cosmetics (2020), among others. We plan to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns designed to deliver high impact brand experience that continue to attract more Brands and Creators to our Technology Platform.

Expand Content Verticals

Our Technology Platform experience originally focused on music and has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engines personalize the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision in our Series A common stock. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Series A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to the following:

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We have a limited operating history and experience fluctuations in our results of operations due to the nature of our business and a number of factors, which makes it difficult to forecast our revenue and evaluate our business and future prospects;

•	We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations;

•	We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations due to future events and events beyond our control;

•	If our efforts to attract Creators, users, consumers and Brands are not successful, our revenues will be adversely affected;

•	We may not be successful in our efforts to further monetize our Technology Platform, which may harm our business;

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Our success and revenue growth are dependent on adding new Creators, users, consumers and Brands, effectively educating and training our existing Creators and Brands on how to make full use of our Technology Platform and increasing usage of our Technology Platform by our consumers;

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We generate substantially all of our revenue from Brands. If the content and services provided on our Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using our Technology Platform, our growth may be adversely impacted;

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Our market is competitive and dynamic. We face and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share;

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We may need to incur significant expenses to protect our intellectual property rights, and if we are unable to adequately protect our intellectual property rights, our competitive position could be harmed;

•

We may pay upfront expenses when planning live Events, entering into exclusive agreements for video series, or gaining music licenses, and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed;

•	We are not in compliance with the payment obligations of a significant number of our significant music licensing agreements and agreements with other vendors and counterparties;

•

Participants and spectators in connection with our live entertainment and sports Events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports Events, causing a decrease in our revenue;

•	The sales cycle for live events programming varies and may negatively affect our ability to prepare accurate financial forecasts;

•	AI services and products developed by us may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power;

•	We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights;

•

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition;

•

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If our remediation of the material weaknesses and significant deficiencies is not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock;

•

We have not sought consent from certain third parties to utilize their likeness or name or reference studies conducted by them in this prospectus and we may face claims for intellectual property infringement or misappropriation, which could damage our relationships and result in payment of damages;

•	Our direct listing differs significantly from an underwritten initial public offering;

•	Our stock price may be volatile, and could decline significantly and rapidly;

•

The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests;

•	We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements; and

•	We will have outstanding shares of preferred stock that have rights and preferences senior to our Series A common stock.

Before you invest in our Series A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

The Reorganization

We are undertaking a series of transactions that will be completed prior to our listing, which we refer to, collectively, as the “Reorganization.” Triller Inc., a Delaware corporation, was formed for the purpose of completing a public listing of its Series A common Stock. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. All of our business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, a newly formed entity and wholly owned subsidiary of Triller Corp., Triller Reorg Merger Sub LLC, will merge with and into Triller Hold Co LLC and thereafter all of our business operations will be conducted through Triller Corp. and its consolidated subsidiaries. For further information, see the section titled “The Reorganization.”

Corporate Information

Triller Corp. was incorporated as Triller Inc. in June 2022 as a Delaware corporation. On March 30, 2023, we changed our name to Triller Corp. In connection with the Reorganization, Triller Reorg Merger Sub LLC, a wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving as a wholly owned subsidiary of Triller Corp. Our corporate headquarters are located at 7119 West Sunset Boulevard, Suite 782, Los Angeles, California 90046. Our telephone number is (310) 893-5090. Our principal website address is www.trillerinc.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that may be obtained through, our website is not part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced disclosure and other requirements that are otherwise generally applicable to public companies. These provisions include, but are not limited to:

•	we are permitted to present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, (the “PCAOB”) unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•

we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	we are permitted to have extended transition periods for complying with new or revised accounting standards;

•

we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the “Dodd-Frank Act”); and

•

we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).

We will remain an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Series A common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act; or (iv) the last day of the fiscal year ending after the fifth anniversary of the date of effectiveness of the registration statement on which this prospectus forms a part.

We may choose to take advantage of these reduced disclosure burdens. We have elected to adopt the reduced requirements with respect to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold an investment.

In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Series A common stock less attractive as a result, which may result in a less active trading market for our Series A common stock and higher volatility in the price of our Series A common stock.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after our initial listing if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Status as a Controlled Company

Upon the completion of the Reorganization, Proxima Media, LLC and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will own approximately 19.97% of our outstanding capital stock, representing 57.87% of our total voting power, and, as such we will be a “controlled company” as of the completion of the listing under the Sarbanes-Oxley Act and the rules of the NYSE. As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Series A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have one independent director upon the listing of our Series A common stock on the NYSE, who will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See “Management—Controlled Company” and ‘‘Risk Factors—We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements” and—”The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with other stockholders’ interests” for additional information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table presents the historical summary consolidated financial and operating information for Triller Hold Co LLC, and the summary pro forma condensed consolidated financial and operating information for Triller Corp. for the periods and at the dates indicated. In connection with this listing, Triller Reorg Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving company, through a series of reorganizational transactions described under “The Reorganization.” Immediately following the Reorganization, Triller Corp. will control all of the business and affairs of its subsidiaries, including Triller Hold Co LLC.

The summary consolidated statements of operations data and statements of cash flow data presented below for the nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021, and the summary consolidated balance sheet data presented below as of September 30, 2023 and 2022 and December 31, 2022 and 2021, have been derived from the consolidated financial statements of Triller Hold Co LLC included elsewhere in this prospectus.

The summary historical consolidated financial and other data of Triller Corp. has not been presented because Triller Corp. is a newly incorporated entity, has had no business transactions or activities to date and had no material assets or liabilities during the periods presented in this section.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “The Reorganization,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial information of Triller Corp. presented below has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2022 gives effect to the Acquisitions (as described under “Unaudited Pro Forma Condensed Consolidated Financial Information”) as if they had occurred on January 1, 2022. The summary unaudited pro forma condensed consolidated information as of December 31, 2022 gives effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information”, including the Reorganization and Listing-related transactions, as if they had occurred on December 31, 2022. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for additional information.

	Triller Hold Co LLC
	Historical
(In thousands, except per share data) Summary Statements of Operations Data:	Nine Months Ended September 30, 2023 (Unaudited)	Nine Months Ended September 30, 2022 (Unaudited)	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$33,586	$35,008	$47,681	$26,408
Operating costs and expenses:
Costs of revenues (exclusive of depreciation and amortization shown separately below)	30,918	30,740	41,241	34,912
Research and development	7,860	9,992	12,368	16,492
Sales and marketing	10,680	26,732	30,946	71,132
Contingent consideration	11,364	2,841	1,794	2,240
General and administrative	34,368	83,648	100,542	531,244
Depreciation and amortization	22,791	18,698	25,468	9,107

Total operating expenses	117,981	172,651	212,359	665,127
Total operating loss	(84,395)	(137,643)	(164,678)	(638,719)
Other income (expense), net
Change in fair value of warrants and long-term debt	(53,333)	30,632	26,585	(65,227)
Interest expense	(2,841)	(11,783)	(25,417)	(44)
Other expense	167	(260)	(194)	485

Other income (expense), net	(56,007)	18,589	974	(64,786)
Loss from continuing operations before income taxes	(140,402)	(119,054)	(163,704)	(703,505)
Income tax benefit	6,160	2,560	6,188	1,064

Net loss from continuing operations	(134,242)	(116,494)	(157,516)	(702,441)

Net (loss) income from discontinued operations, net of income taxes	200	(31,652)	(38,078)	(71,114)
Net loss	(134,042)	(148,146)	(195,594)	(773,554)
Less: Net loss attributable to noncontrolling interests	(2,890)	(4,362)	(3,968)	—

Net loss attributable to Triller Hold Co LLC	($131,152)	($143,784)	($191,626)	($773,555)

	Triller Hold Co LLC
	Historical
(In thousands, except per share data) Summary Balance Sheet Data:	As of September 30, 2023 (Unaudited)	As of September 30, 2022 (Unaudited)	As of December 31, 2022	As of December 31, 2021
Cash and cash equivalents	$967	$2,447	$3,754	$31,035
Restricted cash	—	—	—	5,521
Total assets	359,287	345,052	381,587	366,084
Long-term debt	46,157	7,384	28,414	10,059
Total liabilities	378,369	248,225	296,438	215,907
Redeemable Class B common units	—	—	—	91,390
Total shareholders’/unitholders’ equity	(19,082)	96,827	85,149	58,787

	Triller Hold Co LLC
	Historical
(in thousands) Summary Statements of Cash Flow Data:	Nine Months Ended September 30, 2023 (Unaudited)	Nine Months Ended September 30, 2022 (Unaudited)	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash used in operating activities	($33,981)	($88,738)	($103,351)	($192,923)
Net cash used in investing activities	(2,919)	(8,045)	(12,050)	(43,615)
Net cash flows provided by financing activities	31,422	49,414	61,900	235,083
Net cash flows from discontinued operations	2,747	13,340	20,658	18,415
Foreign exchange impact	(56)	(80)	41	231

Net (decrease) increase in cash, cash equivalents and restricted cash	($2,787)	($34,109)	($32,802)	$17,191

Adjusted EBITDA (Non-GAAP Financial Measure)

Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Adjusted EBITDA is defined as net loss, adjusted for depreciation and amortization, interest expense, income tax benefit, unit-based compensation expenses, transaction-related costs, discontinued operations, (gain) loss on remeasurement of warrant liabilities, debt modification losses and debt fair value adjustments, loss on remeasurement of contingent consideration and non-recurring litigation expense. The following table reconciles net loss, the most directly comparable GAAP measure, to Adjusted EBITDA:

	Triller Hold Co LLC
	Historical
(in thousands) Adjusted EBITDA:	Nine Months Ended September 30, 2023 (Unaudited)	Nine Months Ended September 30, 2022 (Unaudited)	Year Ended December 31, 2022	Year Ended December 31, 2021
Net loss	($134,042)	($148,146)	($195,594)	($773,555)
Adjusted for:
Depreciation and amortization	22,791	18,698	25,468	9,107
Interest expense	2,841	11,783	4,321	44
Income tax expense (benefit)	(6,160)	(2,560)	(6,188)	(1,064)

EBITDA	(113,190)	(120,225)	(171,993)	(765,468)
Unit-based compensation	6,547	13,364	14,045	481,765
Debt modification losses and debt fair value adjustments	27,678	18,166	34,064	—
Transaction-related costs(1)	3,664	3,869	4,034	4,861
Non-recurring litigation expense(2)	4,837	7,612	15,361	—
Discontinued operations(3)	(200)	31,652	38,078	71,114
(Gain) Loss on remeasurement of warrant liabilities(4)	23,845	(39,798)	(39,553)	65,227
Loss on remeasurement of contingent consideration(5)	11,364	2,841	1,794	2,240

Adjusted EBITDA	($35,455)	($82,519)	($100,136)	($140,261)

(1)

Acquisition costs incurred related to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million are reflected in 2021. Transaction costs incurred in relation to this direct listing, including ancillary transaction costs, totaling approximately $4.0 million are reflected in 2022, $3.9 million in the first nine months of 2022 and $3.7 million in the first nine months of 2023.

(2)	Represents expense associated with the settlement or other resolution of two litigation matters.
(3)	In June 2022, we discontinued our Triller Fight Club Events production business.
(4)	Remeasurement (gain) loss on warrants issued.
(5)	Loss related to the fair value of contingent consideration from Verzuz, Thuzio and BKFC acquisitions.

RISK FACTORS

Investing in our Series A common stock involves a high degree of risk. Before deciding to invest in our Series A common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The occurrence of any of the events described below could harm our business, operating results and financial condition. In such an event, the market price of our Series A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operating results and financial condition. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history and experience fluctuations in our results of operations due to the nature of our business and a number of factors, which makes it difficult to forecast our revenue and evaluate our business and future prospects.

Our ability to forecast our future results of operations and plan for and model future growth is limited. We have a limited operating history which makes it difficult to predict our results of operations. In addition, our results of operations may fluctuate from quarter to quarter as a result of the nature of our business and a number of factors, many of which are outside of our control and may be difficult to predict. For example, we host Events under our BKFC offerings which may lead to outsized revenue for one quarter compared to other quarters. Some additional factors that affect our results include, but are not limited to:

•	the level of demand for our Technology Platform and Events;

•	our ability to retain existing or add new Creators and Brands;

•	our ability to successfully integrate companies and assets we have acquired and in the future may acquire into our business;

•	the timing and success of new features, integrations, capabilities and enhancements by us to our products or by our competitors to their products;

•	changes in the competitive landscape of our market;

•	our ability to achieve widespread acceptance and use of our Technology Platform;

•	errors in our forecasting of the demand for our apps and Events, which could lead to lower revenue, increased costs or both;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties or interruptions to our Technology Platform resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added and employee turnover;

•	the timing of the grant or vesting of equity awards to employees, directors or consultants;

•	the timing of the conversion of our outstanding convertible securities or when our outstanding debt may become due or payable;

•	the availability of content for licensing for use by Creators on our Technology Platform;

•	pricing pressure as a result of competition or otherwise;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations. You should not rely on our past results as an indicator of our future performance. The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Series A common stock could fall, and we could face costly lawsuits, including securities class action suits.

In addition, there has been historically a high failure rate among early-stage companies. Early-stage companies face a number of risks, including, among others, the ability to effectively implement a growth strategy, counter and respond to actions by competitors, maintain adequate control of expenses and achieve market acceptance. Our future performance will depend upon a number of factors, including our ability to successfully implement, launch, and achieve market acceptance of our Technology Platform and offerings to anticipate and manage the risks associated therewith. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. We cannot assure you that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our historical annual revenue growth may not be indicative of our future revenue growth. Our historical revenue growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $47.7 million and $26.4 million for the fiscal years ended December 31, 2022 and 2021, respectively, and $33.6 million and $35.0 million for the nine months ended September 30, 2023 and September 30, 2022, respectively. You should not rely on our historical annual revenue growth as an indication of our future performance. Even if our revenue continues to increase, our annual revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on several factors, including:

•	changes in our industry landscape, including changes in regulations and the actions of competitors and changes in consumer preferences and behaviors;

•	the strength of our Technology Platform, including our suite of Creator offerings and our Events and event-related services;

•	our ability to identify attractive opportunities to enhance existing businesses or grow our portfolio of assets;

•	macroeconomic conditions, including changes in corporate spending and discretionary consumer spending;

•	our ability to produce and/or distribute premier events throughout the year, including our BKFC Events and TrillerTV programming; and

•	our ability to invest in growth while driving long-term profitability.

We may not successfully accomplish any of these objectives, or such changes may not be favorable to us, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain revenue growth, our stock price could be volatile, it may be difficult to achieve and maintain profitability, and our business, financial condition and results of operations may be adversely affected. The adverse effect on our results of operations resulting from a failure to achieve our revenue expectations may be particularly acute because of the significant research, development, marketing, sales and other expenses we expect to incur.

We have incurred losses each year since our inception, we expect our operating expenses to increase, and we may not become profitable in the future.

We have incurred losses each year since our inception, including $131.2 million in the nine months period ended September 30, 2023 and $143.5 million for the fiscal year ended December 31, 2022. In addition, as of September 30, 2023, we had cash and cash equivalents of $1.0 million, a working capital deficit of $235.2 million, and an accumulated deficit of $1,388.6 million. Moreover, our operating expenses have generally increased over time and we are subject to outstanding litigation which may result in additional costs. For example, we are in litigation with Universal Music Publishing Group in connection with a payment dispute, and with other parties, and such litigation will likely result in the payment of settlement amounts, which may have a material impact on our financial condition and results of operations. See “Business - Legal Proceedings” for additional information. We have also previously been behind in paying rent on our lease obligations. Although we have reduced our operating expenses in recent periods to conserve cash, as we resume our focus on expanding our business, entering industry verticals, and expanding the breadth of our operations, upgrading our infrastructure, hiring additional employees, expanding into new markets and investing in research and development and sales and marketing, including expanding our sales organization, leasing more real estate to accommodate our anticipated future growth, and incurring costs associated with general administration, including expenses related to being a public company, and potential settlement and earnout payment obligations, we expect that our costs of revenue and operating expenses will continue to increase for the foreseeable future. Earnout payments include the obligation to issue approximately $8.0 million of our Series B common stock if certain of our subsidiaries achieve specified earnout thresholds relating to revenue. The key factors affecting our businesses include:

•	our ability to grow our revenue in future periods, despite recent period-over-period declines;

•	our ability to attract and retain Brands, Creators and users and maintain their satisfaction;

•	the pace of rolling out new offerings or updating existing ones by us or our competitors;

•	the amount and timing of operating costs and capital expenditures relating to our business operations and expansion;

•	seasonal trends in internet or social media platforms use;

•	our ability to maintain marketplace recognition of the brand and our offerings such as BKFC and TrillerTV, and to capitalize on our recent offerings;

•	our ability to successfully integrate past and future acquisitions;

•	global market and economic conditions, unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation;

•	our use of stock-based compensation;

•	our ability to sustain our growth and expand globally;

•	price competition in the industry; and

•	regulatory and other risks associated from our operations in the U.S. and abroad.

To the extent we are successful in increasing our Brand, Creator and user base, we may also incur increased losses because the costs associated with acquiring and growing a user base and with research and development are generally incurred upfront, while our revenues derived from monetizing that consumer base may occur over a longer period of time. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition and results of operations.

We have an unproven business model and can provide no assurance that we will generate significant revenues or operating profit.

Our current business model is unproven and evolving and the profit potential, if any, is unknown at this time. We are subject to all of the risks inherent in the creation of a new business. Our ability to achieve scale and profitability is dependent, among other things, our ability to retain or add new users, Creators and Brands to our Technology Platform, our ability to gain acceptance of our Technology Platform and on our ability to successfully integrate companies we have acquired and in the future may acquire into our business.

We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations, including amounts owed pursuant to new and ongoing litigation matters, due to future events and events beyond our control.

Our ability to generate cash flows from operations, to make payments on or refinance our current debt or any potential future indebtedness and to fund working capital needs and planned capital expenditures will depend on our future financial performance and our ability to generate cash and access capital in the future. While our independent public accountant has concluded that there is not a substantial doubt about our ability to continue as a going concern within one year after the balance sheet date, this analysis was based on a number of assumptions that may prove to be incorrect. Our ability to continue to operate our business without substantial doubt regarding our ability to operate as a going concern depends on these assumptions proving to be correct and there can be no assurances that our accountants will not conclude that we will be able to continue to operate our business without substantial doubt regarding our ability to operate as a going concern in the future. The analysis also assumes sufficient liquidity of counterparties to various financing arrangements and our ability to draw on these arrangements in the future. For example, we have entered into Subscription Agreements, dated April 7, 2023, as amended, with each of Sabeera Triller 1 LLC and Sabeera Triller 2 LLC pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $200.0 million of gross proceeds in exchange for 7.5% PIK convertible notes in the aggregate principal amounts equal to 110% of the sum of all draws and 100% of the sum of all draws, respectively. The convertible notes will mature 180 days after their respective initial issuances, at which point we would be required to issue securities in settlement of the notes. We have also entered into Standby Equity Purchase Agreement (the “SEPA“) with YA II PN LTD. (“Yorkville”), whereby, we can sell shares of our Series A common stock in an aggregate amount up to $500.0 million, subject to certain conditions being met, within 36 months from the date of our listing on NYSE.

Our future financial performance and access to capital will be affected by a range of economic, financial, competitive, business, and other factors that we cannot control, such as general economic, legislative, regulatory and financial conditions in our industry, the economy generally, interest rates, inflation, and other risks described in this Risk Factors section that may affect our business and results of operations. A significant reduction in operating cash flows resulting from changes in economic, legislative or regulatory conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our current and future potential debt and other obligations. In addition, we may not be able to raise or access capital on acceptable terms in the future, if at all, and our existing agreements that provide for future capital may not be adequate to fund our future needs.

If we are unable to service our current and any future potential indebtedness or to fund our other liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as further reducing our operating expenditures, including research and development and sales and marketing expenses, reducing or delaying capital expenditures, selling assets, restructuring, or refinancing such indebtedness, seeking additional equity or debt capital, which may not be available on favorable terms or at all, or any combination of the foregoing, which may be onerous or highly dilutive. Reducing or delaying capital expenditures or selling assets could delay future cash flows. Additionally, if we raise debt, it would increase our interest expense, leverage and operating and financial costs. We cannot assure you that any of these alternative strategies could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on future potential indebtedness or to fund our other liquidity needs. In addition, the terms of future debt agreements may restrict us from adopting any of these alternatives. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings or capital raises will be available in an amount sufficient to enable us to pay such future potential indebtedness or to fund our other liquidity needs. In addition, under the terms of the Second Settlement and Payment Agreement, dated September 22, 2022, with the founders of Verzuz, we agreed in connection with the issuance of the 7.5% convertible promissory notes that at least 25% of the net proceeds (after the deduction of reasonable and customary expenses, which shall not exceed 8% of gross proceeds) of each of our completed capital raising transactions will be paid to the Verzuz founders. Although the executed Second Settlement and Payment Agreement contemplates that the obligation to pay Verzuz 25% of capital raised applies to all capital raised, we believe the agreement was intended to cover equity capital raises only and, as a result, do not believe we have triggered the obligation to pay any amounts to Verzuz based on the debt capital we have raised since the execution of the Second Settlement and Payment Agreement. We are also obligated to make payments to Sony Music Entertainment pursuant to the Confidential Settlement Agreement dated July 21, 2023. See “Business—Legal Proceedings.” Our ability to raise additional funding, whether or not secured, could be limited in the future by a number of other factors, including, but not limited to, whether we are able to comply with applicable covenants governing our outstanding indebtedness, the strength of the financial markets, global market conditions such as inflationary pressures and interest rate fluctuations, our recovery and financial performance, the recovery and performance of our industry in general and the size, scope and timing of our financial needs. For further information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Solutions—Results of Operations—Liquidity and capital resources” for additional information.

If for any reason we are unable to meet our current or future potential debt service and repayment obligations, we may be in default under the terms of the agreements governing such indebtedness, repayment, settlement and other obligations, which could allow our creditors at that time to declare such outstanding indebtedness or obligations to be due and payable. For example, we provided a continuing collateral interest in certain assets and future share purchase or similar agreements that we have entered into or may enter into in the future under a Security Agreement with Total Formation Inc. (“Total Formation”), dated December 31, 2022 (the “Security Agreement”). Pursuant to the Security Agreement, our lenders could compel us to apply all of our available cash to repay our borrowings. In addition, the lenders under our secured indebtedness could seek to foreclose on their collateral. Certain of our obligations include cross-default provisions, such that failure to make required payments or comply with other covenants in our agreements accelerate repayment of certain other obligations. If the amounts outstanding under such indebtedness were to be accelerated, or were the subject of foreclosure actions, our assets may not be sufficient to repay in full the money owed to the lenders or to our other debt holders or we may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments which would materially harm our financial condition and liquidity.

We have various financial obligations which have come due in the past six months and are coming due over the next twelve months and we may not be able to meet our cash obligations as those amounts come due.

As further detailed in our financial statements and elsewhere in this prospectus, we have various convertible financial obligations which have come due in the past six months and are coming due over the next twelve months, pursuant to which the holders thereof have the option to convert such obligations into equity securities of our company or be paid in cash at maturity. In the event these holders do not choose to convert such obligations into equity securities in our company and instead elect to receive cash in lieu of shares, we may not have sufficient cash on hand to satisfy these obligations or may be unable to meet our cash obligations as they become due, which would materially harm our financial condition and liquidity as well as our reputation.

We have a substantial amount of indebtedness, which could adversely affect its business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.

As of September 30, 2023, we had an aggregate of $128.6 million of outstanding indebtedness, including $79.9 million of convertible note indebtedness, with the ability to borrow approximately $207.7 million more pursuant to the Sabeera 1 Note and Sabeera 2 Note (together, the “Sabeera Convertible Promissory Notes”) and Capital Truth Holdings, Ltd. note.

If we cannot generate sufficient cash flow from operations to service this debt, or if we are unable to receive consent of the holders to convert their debt into equity, we may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds.

This substantial amount of indebtedness could:

•

require us to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•	require us to refinance in order to accommodate the maturity of the term loans;

•

increase our vulnerability to adverse economic and industry conditions, which could lead to a downgrade in its credit rating and may place it at a disadvantage compared to competitors who may have proportionally less indebtedness;

•	increase our cost of borrowing and cause it to incur substantial fees from time to time in connection with debt amendments or refinancings; and

•

limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in its business and the industries in which it operates, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. The Federal Reserve has recently raised, and may in the future further raise, interest rates to combat the effects of recent high inflation. Increases in these rates may increase our interest expense. Although this increase did not materially impact our operations and business, further increases in interest rates and our interest expense may impact our ability to service its indebtedness, increase borrowing costs in the future and reduce our funds available for operations and other purposes. For further information, please read “Management Discussion and Analysis—Results of Operations—Interest Expense”.

The loss of a large customer could have an adverse effect on our business.

As of December 31, 2021, we had two customers that each comprised over 10% of consolidated accounts receivable, and collectively, comprised approximately 23.6% of consolidated accounts receivable. During the years ended December 31, 2022 and 2021, we had a single customer, All Elite Wrestling, a customer of TrillerTV, which accounted for approximately 16% and 17% of our consolidated revenue, respectively. Pursuant to our distribution agreement with AEW, TrillerTV holds a non-exclusive, non transferable right to distribute certain audiovisual programs that are owned or controlled by AEW on TrillerTV’s distribution platform within the US and UK. In consideration for such rights and pursuant to our distribution agreement, TrillerTV pays AEW a fixed percentage of all net revenues generated through the distribution of such media (which usually occur through pay-per-view sales). In addition, the distribution agreement grants TrillerTV the right to distribute and sell certain of AEW’s branded wrestling programs as a monthly subscription service via our distribution platforms outside of the United States, United Kingdom and other territories in return for a fixed percentage of all revenue collected by TrillerTV in connection therewith. The distribution agreement automatically renews for successive one year periods and may be terminated by either party upon the delivery of 30 days’ notice.

We manage our exposure to credit risk by performing ongoing evaluation of our customers’ credit worthiness and the amount of credit extended to them. Customers of this size may divert management’s attention from other operational matters and pull resources from other areas of the business, resulting in potential loss of revenue from other customers. The loss of, or significant curtailment of purchases by, any one or more of our larger customers could have a material adverse effect on our operating results.

Non-compliance with the objective and subjective criteria for the Paycheck Protection Program (“PPP”) loan could have a material adverse effect on our business.

On April 10, 2020, Triller Inc. received a PPP Loan from First Choice Bank, in the aggregate amount of $1,556,000, pursuant to the Paycheck Protection Program (“PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan, which was in the form of a note dated April 10, 2020 issued by First Choice Bank, which matured on April 13, 2022, and bore interest at a rate of 1% per annum, payable monthly commencing on the fifth calendar day of the seventh month following the date of first disbursement. The PPP Loan permitted prepayment by us at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, any payment of interest on a covered mortgage obligation, any payment on a covered rent obligation, or any covered utility incurred during the 8-week period beginning on the date of first disbursement of this loan. We used the entire PPP Loan amount for what it considered to be qualifying expenses, under the current guidance as promulgated by the Small Business Administration (the “SBA”). Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The PPP Loan was forgiven by the First Choice Bank on July 28, 2021 but is currently being reviewed by the SBA.

In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. If the SBA determines that we were ineligible to receive the PPP Loan or determines that we did not comply with requirements after receiving the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on our business, results of operations, and financial condition.

If our goodwill or intangible assets become impaired, we may be required to record an additional significant charge to earnings.

As of September 30, 2023, we had goodwill of $234.1 million. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If we were to conclude that a future write-down of our goodwill is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations. We review our goodwill for impairment annually and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Any impacts to our business, including macroeconomic conditions such as rising interest rates and fluctuations in markets, could result in impairments and significant charges to earnings.

We are not in compliance with the payment obligations of a significant number of our significant music licensing agreements and agreements with other vendors and counterparties.

We are not in compliance with the payment obligations of a significant number of our contracts with certain of our counterparties, including with respect to our music licenses, as a result of our inability to make certain fee payments required pursuant to such agreements or our failure to make such payments on time. In addition to being behind on payments to music licensing counterparties, we are overdue on payments to other parties and vendors, including but not limited to those providing us with engineering, marketing and legal services. As of September 30, 2023, these outstanding music licensing related payment obligations were $23.6 million. These amounts currently exceed our cash balance and we currently have obligations, such as the obligations pursuant to the Verzuz settlement agreement, that could impact our ability to obtain financing in the future. If we are not able to obtain sufficient financing to satisfy these obligations we may be unable to pay our obligations when they come due. We also have payments due to certain of our landlords at our rented facilities. This may further affect our ability to remain solvent and pay our obligations when they come due, including under existing litigation settlement obligations and new adverse judgments.

While we are currently working with our partners and counterparties and/or negotiating the terms of these various agreements, if we are unsuccessful in renegotiating these agreements or receiving waivers of the due date of payments required thereunder, our partners and vendors could terminate these agreements and require us to make these fee payments in their entirety. Further, if our music licensing partners terminate our agreements, we will also lose the right to include their content on our platform. Such counterparties have in the past and may in the future look to file litigation against us seeking such overdue payment, which could have an adverse effect on our business, financial condition, and results of operations.

We will require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have historically funded our operations through equity and convertible debt financings. We do not know when, or if, our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which we expect to require us to engage in equity and/or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to support our operations or invest in future growth opportunities, which could materially adversely affect our business, financial condition and results of operations.

In addition, adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition and results of operations and we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”), took control and was appointed receiver of Silicon Valley Bank (“SVB”). If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition.

If we seek to raise equity or debt, we may have to seek consent of Total Formation. For so long as the Total Formation Convertible Note is outstanding, under the terms of the Convertible Note Purchase Agreement, dated August 18, 2022 between us and Total Formation Inc., we are subject to various restrictive covenants, including the requirement to seek the prior consent of Total Formation in the event we, among other things, (i) make or permit any subsidiary to make any loan or advance in an aggregate principal amount in excess of $1,000,000 other than advances consistent with past practice to any company subsidiary or in the ordinary course of business; (ii) directly or indirectly create, incur, issue, assume, guarantee, suffer to exist or otherwise become directly or indirectly liable for any indebtedness subject to certain other exceptions and the requirement to notify Total Formation; (iii) directly or indirectly, create, incur, assume or suffer to exist any lien upon any property or assets of any kind; (iv) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts arising in the ordinary course of business; (v) amend, alter or repeal any provision of our organizational documents in certain circumstances; and (vi) sell, issue or dispose of any equity interests in any of our subsidiaries subject to certain exceptions. We expect Total Formation to have similar rights for so long as they hold shares of our series A-1 preferred stock.

If we incur debt, the debt holders would have rights senior to holders of Series A common stock to make claims on our assets, and the cost and terms of any debt could restrict our operations. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of equity and/or debt securities. As a result, our stockholders bear the risk of future issuances of equity and/or debt securities reducing the value of our Series A common stock and diluting their interests.

Our decision to issue securities or raise financing in the future will depend on numerous considerations, including factors beyond our control, and as a result we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. In addition, if we incur additional financing or indebtedness it may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business.

We may in the future be adversely affected by natural disasters, the physical effects of climate change, and other catastrophic events, and by man-made problems such as geo-political conflicts and events, including acts of war and terrorism, that could disrupt our business operations and adversely affect our financial condition and results of operations.

We have been, and may in the future be, adversely affected by significant natural disasters, the physical effects of climate change, or other catastrophic events, such as the COVID-19 pandemic, earthquakes, blizzards, tsunamis, hurricanes, droughts, fires, or floods, or other catastrophic events, such as terrorism, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, extended outages of critical utilities, power loss, telecommunications failure, or any critical resource shortages affecting us, our users or partners. In the event of a natural disaster or other catastrophic event, we and our third-party providers may be unable to continue operations, may endure system interruptions, any of which could result in reputational harm, delays in development or interruptions of our Technology Platform, breaches of data security, and loss of critical data, all of which could have an adverse effect on our business, financial condition, and results of operations.

In addition, although we are not directly impacted by the war between Russia and Ukraine, conflict in Ukraine has further disrupted trade, intensified problems in the global supply chain, and contributed to inflationary pressures. Financial markets around the world experienced volatility following the recent invasion of Ukraine by Russia. In response to the invasion, the United States, United Kingdom and EU, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally, and has introduced significant uncertainty into global markets. In particular, the ongoing Russia-Ukraine conflict and related sanctions has contributed to rapidly rising costs of living (driven largely by higher energy prices) in Europe and other advanced economies. Further, a weak or declining economy could strain our suppliers and manufacturers. As a result, our business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

Generally, during times of war and other major conflicts, we, the third parties on which we rely, and our partners may be vulnerable to a heightened risk of cyberattacks, including retaliatory cyberattacks, that could seriously disrupt our business. We have experienced an increase in attempted cyberattacks on our products, systems, and networks, which we believe are related to the conflict. We may also face retaliatory attacks by governments, entities, or individuals who do not agree with our public expressions of support for Ukraine and our Ukrainian team members. Any such attack could cause disruption to our platform, systems, and networks, result in security breaches or data loss, damage our brand, or reduce demand for our services or advertising products. In addition, we may face significant costs (including legal and litigation costs) to prevent, correct, or remediate any such breaches. We may also be forced to expend additional resources monitoring our platform for evidence of disinformation or misuse in connection with the ongoing conflict.

Unfavorable macroeconomic conditions, including those caused by inflation or reductions in customers’ spending, could limit our ability to grow our business and negatively affect our results of operations.

Our business is also impacted by macroeconomic factors. General business and economic conditions that could affect our business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, access to our liquidity within the U.S. banking system, the availability and cost of credit, investor and consumer confidence, and the strength of the economies in which we, our manufacturers and our suppliers operate. Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors, such as consumer confidence in future economic conditions, recessionary forces, rising and fluctuating interest rates, the availability and cost of consumer credit, levels of unemployment and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could materially adversely affect our business, financial condition, and results of operations. In addition, political instability or adverse political developments could harm our business, financial condition and results of operations.

In addition, market volatility, the high inflationary environment and economic uncertainty make it potentially very difficult for our customers, our Brands, Creators and us to accurately forecast and plan future business activities. During challenging economic times, Creators, Brands and users may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms and may face increased costs or other negative financial impacts, each of which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our Creators, Brands and users partners to pay for the applications and services we offer, which may impact demand for our products. In addition, a weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We have in the past faced and may in the future face, difficulty in integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets or any unanticipated disruptions with important third-party relationships, our business, financial condition and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including those associated with the integration of operations, financial reporting, technologies and personnel and the potential loss of key employees, customers or strategic partners. The integration of our acquired businesses has and will require significant time and resources. For example, we currently manually close the books across our various subsidiaries and business units, and manually consolidate and roll up such subsidiary financials into our consolidated financial statements. We do not currently utilize a consolidated ERP system to manage the closing of our books or the roll up of financials into our consolidated financials. This process creates a risk of errors, is time intensive and costly. See Risk Factor—“We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If our remediation of the material weaknesses and significant deficiencies is not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock” for additional information. We may not be able to manage the integration of acquired businesses successfully or achieve the strategic, financial or operating objectives of the acquisition or integration, any of which could adversely affect our business, results of operations or the value of our acquisitions, and these acquisitions may not be accretive to our earnings and may negatively impact our results of operations. If our operations continue to grow, we will be required, among other things, to upgrade our information systems and other processes and to obtain more space for our expanding administrative support and other personnel. Our continued growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition, and operating results.

If we acquire, combine with or invest in other businesses, we will face risks inherent in such transactions.

We have in the past considered and will continue, from time to time, to consider, opportunistic strategic or transformative transactions, which could involve acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in music entertainment, entertainment or other businesses. Any such combination could be material, be difficult to implement, disrupt our business or change our business profile, focus or strategy significantly.

We entered into multiple strategic alliances in the past and later recognized related impairment losses on investments and goodwill. We may incur debts in the future upon an acquisition or suffer losses related to impairment of these investments. We will continue to examine the merits, risks and feasibility of potential transactions, and expect to explore additional acquisition opportunities in the future. Such examination and exploration efforts, and any related discussions with third parties, may or may not lead to future acquisitions and investments. We may not be able to complete acquiring or investing transactions that we initiate. Our ability to grow through such acquisitions and investments will depend on many factors, including the availability of suitable acquisition candidates at an acceptable cost, our ability to reach agreement with acquisition candidates or investee companies on commercially reasonable terms, the availability of financing to complete transactions and our ability to obtain any required governmental approvals.

Any future transaction could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	potential loss of Creators and Brands (e.g. musicians, athletes, and influencers);

•	difficulty integrating the acquired businesses or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

•	reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain antitrust approval;

•	difficulty in realizing synergies between acquired businesses and our current businesses, including our ability to achieve the customer synergies that motivated the acquisition;

•	acquired businesses having different users or customers than our current businesses, including resulting increased administrative burdens and need for additional personnel; and

•	changing our business profile in ways that could have unintended consequences.

If we enter into significant transactions in the future, related accounting charges may affect our business, results of operations and financial condition, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in our capital structure, including the incurrence of additional indebtedness, which may be substantial. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic or transformative transactions. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination that they will be completed in a timely manner, or at all, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. We also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or our company as a whole.

Investors may experience dilution pursuant to anti-dilution adjustments that may have been triggered pursuant to our existing agreements.

Certain of our agreements for business acquisitions and subscription agreements for the sale of our common units include antidilution provisions that require us to issue additional LLC units in certain circumstances, including in the event we issue shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. Through September 30, 2023, we completed certain financing transactions that may give effect to the antidilution clauses in several of our agreements. However, to date, we have not issued any additional units pending further evaluation of whether all requisite criteria were met to issue units pursuant to these antidilution provisions, including discussions with the counterparties to the contracts and approval by our Board of Directors. The number of additional LLC units that may be issued pursuant to the antidilution provisions in these agreements is not yet known at this. The issuance of any LLC units prior to the Reorganization, or the issuance of shares of our Series A common stock, subsequent to the Reorganization, pursuant to these antidilution provisions will dilute our stockholders. If we determine that we are not obligated to issue LLC units prior to the Reorganization, or shares of our Series A common stock subsequent to the Reorganization, but the counterparty disagrees with this determination, we may be subject to, and incur costs related to, litigation and disputes. Potential disputes relating to these antidilution provisions could harm our relationships with existing parties. Any of the foregoing outcomes could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or share price of our Series A common stock.

We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

We are involved in numerous lawsuits, many of which claim statutory damages and/or seek significant changes to our business operations, and we anticipate that we will continue to be involved in numerous lawsuits in the future. We have faced, currently face, and will continue to face additional lawsuits based on claims related to, among other things, advertising, privacy, security, content intellectual property infringement, employment or performance of services, activities on our platform, consumer protection, or product performance or other claims related to the use of consumer hardware and software, music used on our platform or related to our acquisitions. For example, we are currently the subject of various litigation proceedings, including a class action lawsuit alleging unpaid wages for production workers, a lawsuit to collect all fees due by Universal Music Publishing Group amongst other claims, a class action against one of our subsidiaries over the use of consumer personal identifying information and a lawsuit by two social media influencers claiming they are entitled to equity based on services, some of which are entering mediation and/or settlement discussions. We also received a demand letter on August 18, 2023, from Verzuz LLC asserting ownership over Verzuz copyrights and trademarks. The results of any such lawsuits and claims cannot be predicted with certainty, and any negative outcome from any such lawsuits could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices and harm our reputation, and accordingly our business, financial condition, or results of operations could be materially and adversely affected. See “Business—Legal Proceedings” and “Note 14—Commitments and Contingencies “ of the consolidated financial statements included elsewhere in this prospectus for more information.

In addition, under the terms of the Second Settlement and Payment Agreement, dated September 22, 2022, with the founders of Verzuz, we agreed in connection with the issuance to the founders of Verzuz of the 7.5% convertible promissory notes that at least 25% of the net proceeds (after the deduction of reasonable and customary expenses, which shall not exceed 8% of gross proceeds) of each of our completed capital raising transactions will be paid to the Verzuz founders. As of the date of this prospectus, we owe approximately $37.0 million, plus interest, to the owners of Verzuz which is due and payable.

There can be no assurances that a favorable final outcome will be obtained in all our cases, and defending any lawsuit is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which has occurred in the past and which could adversely affect our business, financial conditions, or results of operations.

Based on our cash on hand as of September 30, 2023 of $1.0 million, we do not have sufficient capital to satisfy our obligations under various settlement agreements as well as the active proceedings we are involved with. If these lawsuits are not resolved in our favor, we would not have enough cash on hand to meet these obligations unless we were able to raise additional capital in an amount sufficient to satisfy them. This may affect our ability to remain solvent and pay our obligations when they come due, including under existing litigation settlement obligations and new litigation adverse judgments.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Risks Related to Our Technology Platform and Features

Planned expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

We currently focus our operations on our AI powered Technology Platform, which provides content creation and distribution (Triller app, TrillerTV, Metaverz, Thuzio and Amplify.ai), fan engagement (Fangage, Julius and Amplify.ai) and targeted promotions and upsells (CrossHype) products and services across the digital platforms used by our Creators and Brands. Further expansion of our operations and our marketplace into additional products and services involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spend to achieve customer awareness of these new products and services. Growth into additional content, product and service areas may require changes to our existing business model and cost structure and modifications to our infrastructure and may expose us to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. There is no guarantee that we will be able to successfully expand our products and services into these areas.

Improper or illegal use of our Technology Platform could seriously harm our business and reputation.

We cannot be certain that the technologies that we have developed to repel spamming attacks will be able to eliminate all spam messages from our products. Spammers attempt to use our products to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make our products less user friendly. We do not currently have procedures or processes in place to accurately estimate the number of bots or spammers on our Technology Platform, but are actively working to prevent bots and spammers from engaging on our platform. Our actions to combat spam may also divert significant time and focus from improving our products. As a result of spamming activities, our users may use our products less or stop using them altogether, and result in continuing operational cost to us. We may also be subject to liability or claims related to such spamming activity, see Risk Factor—“Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect our ability to provide our services and could impact our results from operations or result in costs and fines.”

Similarly, terrorists, criminals, and other bad actors may use our Technology Platform to promote their goals and encourage users to engage in terror and other illegal activities. We expect that as more people use our Technology Platform, these bad actors will increasingly seek to misuse our products. Although we invest resources to combat these activities, including by suspending or terminating accounts we believe are violating our Terms of Service, we expect these bad actors will continue to seek ways to act inappropriately and illegally on our Technology Platform. Combating these bad actors requires our teams to divert significant time and focus from improving our products. In addition, we may not be able to control or stop our Technology Platform from becoming the preferred application of use by these bad actors, which may become public knowledge and seriously harm our reputation or lead to lawsuits or attention from regulators. If these activities increase on our Technology Platform, our reputation, user growth and user engagement, and operational cost structure could be seriously harmed.

If our efforts to attract Creators, users, consumers and Brands are not successful, our revenues will be adversely affected.

We generate revenue through Brands and consumers, with the majority of our revenue coming from Brands. To succeed, we must continue to attract and retain Creators, users and consumers who have traditionally engaged with internet and social media platforms such as Instagram, Snapchat and TikTok, as well as well as with video games, cable television, pay-per-view and video-on-demand services for entertainment. With additional Creators and consumers, we will attract more Brands which will improve our revenue. Our ability to attract and retain Creators and users and consumers and have them regularly engage with our Technology Platform depends in part on our ability to consistently provide our Creators, users and consumers a high-quality experience. We must also continue to attract and retain influential Creators such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands to leverage our Technology Platform to disseminate content and interact and transact with their followers, and users and consumers. Typically, our agreements with Creators may be terminated by Creators at any time. If Creators and consumers in either category do not perceive our products to be of high quality, if we introduce new products or features that are not favorably received by them or if we fail to introduce products and features that they desire, we may not be able to attract or retain Creators and users and consumers. We also cannot guarantee that we will be able to continue to identify these Creators in the future. Additionally, throughout our history, Creators from time to time have stopped participating on our Technology Platform and in our Events for any number of reasons, and we cannot guarantee that we will be able to retain current Creators. Additionally, many of our Creators users and consumers originate from word-of-mouth and referrals from existing Creators users and consumers. If our efforts to satisfy our existing Creators, users and consumers are not successful, we may not be able to attract new Creators, users and consumers, and as a result, we may fail to attract or retain Brands and our revenue may be affected adversely.

Our success depends on our ability to attract Brands to our Technology Platform and provide users and consumers with engaging content, which in part depends on Creator contributed content. If we or Creators, including influential Creators, such as celebrities, athletes, journalists, sports leagues and teams, media outlets and Brands, do not continue to contribute engaging content to our Technology Platform, our consumer growth, retention and engagement may decline. That, in turn, may impair our ability to maintain good relationships with Brands that utilize our Technology Platform or attract new Brands, which may seriously harm our business and financial performance.

Use of social media by our Creators, Brands and users may materially and adversely affect our reputation or subject us to fines or other penalties.

We integrate third-party social media platforms into our Technology Platform. For example, in addition to our own content on our website and Triller app, our Creators can share content on social-media platforms such as Facebook, Instagram, TikTok and Twitter. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of Creators, our Brands, our users or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

In addition, any use of social media for marketing may increase the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. While we ask Creators to comply with FTC regulations and our guidelines, we do not regularly monitor what our Creators post, and if we were held responsible for the content of their posts, we could be forced to alter our practices, which could have material adverse effect on our business, financial condition, and results of operations.

Negative commentary regarding us, our products or Creators or Brands, our users and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Creators with whom we maintain relationships could engage in behavior or use their platform to communicate directly with our users and consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction.

We may not be successful in our efforts to further monetize our Technology Platform, which may harm our business.

Our Technology Platform generates revenue through Brands and consumers, with most of our revenue generated from Brands through revenue sharing and service fee arrangements. When we enable the consumption of content by individuals, mostly in the form of TrillerTV or Triller branded live Events, we also generate revenue from users and consumers in the form of Creator-driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. Our partnerships with high-profile Creators and Brands enable us to host live Events that receive massive viewership. As such, we are seeking to expand our relationships with Brands, our Creator and consumer base and increase the number of hours that consumers spend on our Technology Platform and the volume of content that is published across and from our Technology Platform in an effort to create additional revenue opportunities. We have made, and are continuing to make, significant investments to enable users, Brands, Creators, and advertisers to create compelling content and deliver advertising to our users.

Our ability to deliver more relevant content to our users and consumers and to increase our Technology Platform’s value to Brands and Creators depends on the collection of engagement data, which may be restricted or prevented by a number of factors. Consumers may decide to opt out or restrict some of our ability to collect personal data or to provide them with more relevant and sponsored content. Creators could refuse to allow us to collect data regarding engagement or refuse to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements in some instances. If these possible scenarios occur to a large enough extent, we may not be able to achieve our expected growth in revenue or gross profit. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Further, we may not be successful in further monetizing our Technology Platform. Most of the revenue from our Technology Platform is generated from Brands through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. As a result, our financial performance and ability to grow revenue could be seriously harmed if:

•	we do not expand or retain our relationships with Brands and Creators;

•	our reputation is harmed;

•	there is a decline in our available content or a decrease in the perceived quantity, quality, usefulness or relevance of the content provided by us and our Creators;

•	competitive developments result in our competitors possessing various competitive advantages, whether technological or otherwise;

•	we do not adjust to changes to the industry landscape;

•	we do not continue to invest in and strengthen our Technology Platform, including our suite of Creator offerings and our Events and Events-related services;

•	we fail to identify attractive opportunities to enhance existing businesses or grow our portfolio of assets;

•	we fail to continue to develop creative and entertaining programs and Events;

•	macroeconomic conditions, including changes in corporate spending and discretionary consumer spending, divert Brand and consumer expenditures away from the markets we serve; and

•	we fail to produce and/or distribute premier Events throughout the year, including BKFC and TrillerTV programming.

If we are unable to maintain adequate content on our Technology Platform, our business may be harmed.

We may fail to attract Creators that generate sufficient content hours on our Technology Platform and for our Brands. Our business model depends on our ability to connect our Brands with content Creators. If we are unable to grow and maintain spend from our Brands, either through revenue sharing relationships or fee sharing arrangements, our results of operations may be harmed.

We operate in a highly competitive industry, and we compete for Brands with other social media outlets and streaming services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and internet radio. We may not be successful in maintaining or improving the number of our Brand partners who utilize our Technology Platform for advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform.

Our competitors offer content and other platforms that may be more attractive to advertisers than our Technology Platform. If we are unable to increase our revenue by, among other things, continuing to improve our Technology Platform’s data to further optimize and measure our Brand partners’ campaigns, increase revenue from fee sharing arrangements or the completion of successful campaigns for our Brands, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Our success and revenue growth are dependent on adding new Creators, users, consumers and Brands, effectively educating and training our existing Creators and Brands on how to make full use of our Technology Platform and increasing usage of our Technology Platform by our consumers.

Our success is dependent on regularly adding new Creators and Brands and increasing our consumers’ usage of our platform and we face competition from a variety of other domestic and foreign companies. We face competition from alternative providers of the entertainment, content, live Events and sports industries. Our contracts and relationships with Creators and Brands generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Creators can also terminate their agreements with us for convenience.

Our Creators and Brands typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. Our Brands may also choose to decrease their use of revenue sharing and service fee arrangements. Accordingly, we must continually work to win new Brands and Creators and retain existing Brands and Creators, increase their usage of our platform and increase our users. Given the number of products on our Technology Platform, we may not be successful at educating and training Creators and Brands on how to use our platform and products in order for our Creators and Brands to get the most benefit from our Technology Platform and increase their usage. If these efforts are unsuccessful or Creators or Brands decide not to continue to maintain or increase their usage of our Technology Platform for any other reason, or if we fail to attract new Creators or Brands, our revenue could fail to grow or decline, which would materially and adversely harm our business, operating results and financial condition. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live Events, or brands, which could have an adverse effect on our business, financial condition, and results of operations. We cannot assure you that our Creators, Brands and consumers will continue to use and increase their spend on our platform or that we will be able to attract a sufficient number of new Creators, Brands, users and consumers to continue to grow our business and revenue. If Brands representing a significant portion of our business decide to materially reduce their use of our Technology Platform or cease using our Technology Platform altogether, our revenue could be significantly reduced, which could have a material adverse effect on our business, operating results and financial condition.

We generate substantially all of our revenue from Brands. If the content and services provided on our Technology Platform are not relevant to Brands, fail to attract new Brands or result in a loss of Brands using our Technology Platform, our growth may be adversely impacted.

We generate substantially all of our revenue from Brands through revenue sharing and service fee (including SaaS) arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our platform to reach consumers via a combination of campaign fees, sponsorship fees and transaction fees or SaaS fees, including monthly subscription fees. Even though we also generate revenue from consumers in the form of Creator-driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales, we still expect to continue to generate substantially all our revenue from Brands for the foreseeable future.

Most Brands do not have long-term commitments with us, and our efforts to establish long-term commitments may not succeed. Because most Brands do not have long-term commitments with us, they may terminate their contracts and relationships with us and may instead pursue relationships with competitors. Since we do not have long-term contractual commitments with our Brand partners, maintaining and enhancing relationships with our Brand partners will require us to make substantial investments and these investments may not be successful.

The Brands with whom we partner vary from small businesses to well-known Fortune 500 companies. Due to our limited operating history, many Brands only recently started working with our Technology Platform solutions and spend a relatively small portion of their overall advertising budget with us In addition, some Brands may view some of our Technology Platform offerings as experimental and unproven or prefer certain of our products over others.

Furthermore, in April 2021, Apple issued an iOS update that imposes heightened restrictions on our access and use of user data by allowing users to more easily opt-out of tracking of activity across devices. Additionally, Google has announced that it will implement similar changes with respect to its Android operating system and major web browsers, like Firefox, Safari, and Chrome, have or plan to make similar changes as well. These changes have adversely affected our targeting, measurement, and optimization capabilities. This has resulted in, and in the future is likely to continue to result in, reduced demand for our Technology Platform products and could seriously harm our business. The longer-term impact of these changes on our industry, our competitors, our business, and the developers, partners, and advertisers within our community is uncertain, and depending on how we, our competitors, and the overall industry adjusts, and how our partners, advertisers, and users respond, our business could be seriously harmed. While we implement alternative solutions, we are subject to rules and standards set by the owners of such mobile operating systems which may be unclear, change, or be interpreted in a manner adverse to us and require us to halt or change our solutions, any of which could seriously harm our business.

We have made, and are continuing to make, investments to enable Creators and Brands to deliver relevant content to consumers on our Technology Platform. If we fail to continue to innovate and improve on our Technology Platform, our business may be harmed. New technologies, products and services are driving rapid changes in consumer behavior as consumers seek more control over when, where and how they consume content and access communications services. These technological advancements and changes in consumer behavior and/or our failure to effectively anticipate or adapt to such changes, could reduce our subscriber activations and increase our user churn rate, and could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Moreover, we rely heavily on our ability to collect and disclose data and metrics to our Brands so we can attract new Brands and retain existing Brands. Any restriction or inability, whether by law, regulation, policy, or other reason, to collect and disclose data and metrics which our Brands find useful would impede our ability to attract and retain Brands. Regulators around the world are increasingly scrutinizing and regulating the collection, use, and sharing of personal data related to advertising, which could materially impact our revenue and seriously harm our business. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) expanded the rights of individuals to control how their personal data is collected and processed, and placed restrictions on the use of personal data of younger minors. The processing of personal data for personalized advertising under EU GDPR and UK GDPR continues to be under increased scrutiny from European regulators, which includes ongoing regulatory action against large technology companies like ours, the outcomes of which may be uncertain and subject to appeal. The upcoming European Digital Services Act (“DSA”) which will go into effect in late 2023 or early 2024, prohibits targeted advertising to minors based on the profiling of personal information in the European Union. Other European legislative proposals and present laws and regulations may also apply to our or our advertisers’ activities and require significant operational changes to our business. For example, it is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which could have a material impact on the availability of data we rely on to improve and personalize our products and features. Outside of Europe, other laws further regulate behavioral, interest-based, or targeted advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, in the United States, the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act of 2020 (“CPRA”) (operative January 2023), place additional requirements on the handling of personal data for us, our partners, and our advertisers, such as granting California residents the right to opt-out of a company’s sharing of personal data for certain advertising purposes in exchange for money or other valuable consideration. Other states are considering similar legislation. Moreover, individuals are also becoming increasingly aware of and resistant to the collection, use, and sharing of personal data in connection with advertising. Individuals are becoming more aware of options related to consent and other options to opt-out of such data processing, including through media attention about privacy and data protection.

Further, we may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, advertising and other issues, which may materially adversely affect our reputation and our relationship with our Brands.

We believe that a positive reputation concerning our Technology Platform is important in attracting and retaining Brands. In addition, we may fail to respond expeditiously or appropriately to objectionable practices by Creators users, or consumers, or to otherwise address user concerns or suffer reputational harm, which could erode confidence in our Brand partners. To the extent the content we produce, distribute or otherwise make available is perceived as low quality, offensive, harmful or otherwise not compelling to consumers and Brands, our ability to establish and maintain a positive reputation may be adversely impacted and we may lose Brand relationships or fail to attract new Brands to our business. Similarly, other companies with similar technologies and platforms may fail to respond expeditiously or appropriately to objectionable practices on their respective platforms and may not otherwise address concerns from users, family members of those users, or the broader public audience. If such other companies suffer public ridicule or reputational harm, such negative views could erode confidence in our Brand partners.

Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control.

There is no guarantee that popular mobile devices will continue to feature our products, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems and mobile browsers. Changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, browser developers, or mobile carriers, or in the content or application of their terms of service or policies (which they have made in the past and continue to seek to implement) that degrade our products’ functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads have in the past adversely affected, and could in the future adversely affect, the usage of our products and monetization on mobile devices. For example, Apple previously released an update to its Safari browser that limits the use of third-party cookies, which reduces our ability to provide the most relevant ads to our users and impacts monetization, and also released changes to iOS that limit our ability to target and measure ads effectively, while expanding their own advertising business. We expect that any similar changes to Apple’s, Google’s, or others’ browser or mobile platforms will further limit our ability to target and measure the effectiveness of ads and impact monetization. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, products, systems, networks, and standards that we do not control, and that we have good relationships with handset manufacturers, mobile carriers, and browser developers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our products on their mobile devices, or if our users choose not to access or use our products on their mobile devices or use mobile products that do not offer access to our products, our user growth and user engagement could be harmed. From time to time, we may also take actions regarding the distribution of our products or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, handset manufacturers, mobile carriers, browser developers, other business partners, or advertisers, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed. We have in the past experienced challenges in operating with mobile operating systems, networks, technologies, products, and standards that we do not control, and any such occurrences in the future may negatively impact our user growth, engagement, and monetization on mobile devices, which may in turn materially and adversely affect our business and financial results.

Unfavorable media coverage has in the past and could in the future materially adversely affect our business, brand image or reputation.

We receive a high degree of media coverage. Unfavorable publicity and/or false media reports regarding us, our privacy practices, data security compromises or breaches, product changes, product quality, litigation or regulatory activity, including any intellectual property proceeding, or regarding the actions of our partners, our Creators, our Brands or consumers, our employees or other companies in our industry, has in the past and could in the future adversely affect our brand image or reputation. For example, there have been news articles discussing allegations against us for our nonpayment of fees, including articles discussing our litigation with Sony Music Entertainment and Universal Music Publishing Group, as well as Verzuz which may adversely affect our brand image or reputation. For more information, see discussion of the Sony Music Litigation under “Business—Legal Proceedings.”

If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our Creator and user base or Brand relationships, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. In addition, if securities analysts or investors perceive any media coverage of us, or other companies with similar technologies and platforms, to be negative, the price of our Series A common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our market is competitive and dynamic. We face and will continue to face significant competition for Creators, Brands and consumers, which could result in reduced profit margins and loss of market share.

We face robust and rapidly evolving competition in all aspects of our business, including from companies that allow users to share and discover content and/or that enable Creators and Brands to use content platforms to reach customers, such as Apple, Alphabet (including Google and YouTube), Amazon, Snapchat, Facebook (including Instagram), ByteDance (including TikTok), ESPN+, BT Sport, Kayo Sports and Showtime.

We compete to attract, engage and retain users against current and potential competitors, both globally and in particular geographic regions where we operate. These competitive risks are heightened because some of our competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete and greater overall resources than us. These advantages enable them to devote more financial resources to technology, infrastructure, fulfillment and marketing, which in turn enables them to offer competitive services at little or no profit or even at a loss. For example, prominent, well-funded competitors like Apple, Google, and Amazon have a competitive advantage because they can leverage the substantially broader product offerings in their ecosystem to gain subscribers through bundled offers and to monetize users. Additionally, our current and future competitors have engaged and will continue to engage in mergers or acquisitions with each other to combine and leverage their broad audiences, content and capabilities.

Relatedly, we compete for users based on our presence and visibility as compared with other businesses and platforms that deliver audio and video content through the internet and connected devices. We face significant competition for users from companies promoting their own digital content online or through application stores, including large, well-funded, and seasoned participants in the digital media market.

We also face increasing competition because of new or emerging technologies and changes in market conditions. Our current and future competitors have introduced, and may continue to introduce, new ways of consuming or engaging with content, such as ByteDance, that cause our users, especially the younger demographic, to switch to another product, which would negatively affect our user retention, growth, and engagement. As the market for on-demand video on the internet and mobile and connected devices increases, new competitors, business models and solutions are likely to emerge. We believe that companies with a combination of technical expertise, brand recognition, financial resources and digital media experience pose a significant threat of developing competing on-demand distribution technologies.

Additionally, we compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors, including perceived return on investment, effectiveness and relevance of our advertising products and content offering, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted user demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites and mobile applications, as well as traditional advertising channels such as terrestrial radio and television.

Most of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in developing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity. Large internet companies with strong brand recognition, such as TikTok, Facebook, Google, Amazon and Twitter, have significant numbers of sales personnel, substantial advertising inventory, proprietary advertising technology solutions and traffic that provide a significant competitive advantage and have a significant impact on pricing for reaching these user bases. Failure to compete successfully against our current or future competitors could result in the loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, the loss of existing or potential users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses and prevent us from achieving or maintaining profitability.

Moreover, we compete with other forms of entertainment and leisure activities. While we monitor general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on our business.

Access to certain of our products depends on mobile app stores and other third parties such as data center service providers, hosted web service providers, internet transit providers and other communications systems service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, or increase the costs to do so, it could materially adversely affect our business, financial condition and results of operations.

Our products and services mainly depend on mobile application stores and the continued services and performance of other third parties such as data center service providers, third party computer systems, internet transit providers, and other communications systems and service providers. Our mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications are generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold, subject to approval by Apple or Google, as relevant. Purchases of these subscriptions and features via our mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. We pay Apple and Google, as applicable, a meaningful share (up to 30%) of the revenue we receive from transactions processed through in-app payment systems (Google reduced its in-app purchase fees for subscription payments to 15% as of January 1, 2022). If the Apple App Store or the Google Play Store were to experience an outage, or if either decided to exit a market, many of our users may be unable to access our apps, which could materially adversely affect our business, financial condition and results of operations. Any deterioration in our relationships with these and other third-party suppliers, vendors, and business partners, or any adverse change in the terms and conditions governing these relationships, could have a negative impact on our business, financial condition, and results of operations.

Furthermore, application stores and other third party providers such as Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our Technology Platform, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by such third parties through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate, or otherwise interfere with our products and services, our ability to distribute our Technology Platform through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products and services, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. There can be no assurance that Apple or Google, or any other similar third party, will not limit, delay, eliminate, or otherwise interfere with the distribution of our Technology Platform, or that we will not be limited or prohibited from using certain current or prospective distribution or marketing channels in the future. To the extent any of them do so, our business, financial condition and results of operations could be materially adversely affected.

In addition, the websites and apps of our competitors may rank higher than our Technology Platform and our app in search engines and or app stores, and/or our application may be difficult to locate in device application stores, which could draw potential users away from our service and toward those of our competitors. Device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since an application was released or updated, or the category in which the application is placed. If we are unable to compete successfully for users against other digital media providers by maintaining and increasing our presence, ease of use, and visibility and the amount of content streamed on our Technology Platform may fail to increase or may decline and our subscription fees and advertising sales may suffer.

In operating our Technology Platform, we may fail to launch new products or features according to our timetable, and our new products or features may not be commercially successful.

In order for our integrated global platform to succeed over time, we will need to license, acquire or develop new products or features that can generate additional revenue and further diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property rights required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for new launches.

Additionally, our operations and revenues are affected by consumer tastes and entertainment trends, including consumer use of our Technology Platform and other applications such as TikTok, Instagram, Facebook, Netflix and YouTube, and various other social media apps and short- and long- form streaming services, as well as the market demand for live sports and music Events, user-generated content generally, and internet-based Brand engagement, each of which are unpredictable and may be affected by changes in the economic, social, cultural and political climate or global issues such as the recent COVID-19 pandemic. Changes in consumers’ tastes or perceptions of our Technology Platform, content or business partners, whether as a result of the economic, social, cultural or political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services and content offerings or those of our partners and owned assets across our Technology Platform, which could have an adverse effect on our business, financial condition and results of operations.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline.

The use of Automatic Content Recognition (“ACR”) technology to collect viewing behavior data is emerging and may not be successful.

The utilization of viewing behavior data collected using ACR technology to inform digital advertising and content delivery is an emerging industry, and future demand and market acceptance for this type of data is uncertain. If the market for the use of this data does not develop or develops more slowly than we expect, or if we are unable to successfully develop and monetize our Brands, Creators, or offerings off of the viewing behavior data we collect, our growth prospects may be harmed.

Payment methods used on our Technology Platform subject us to third party payment processing-related risks.

We accept payments from our users through a variety of methods, including online payments with credit cards and debit cards issued by major banks, payments made with gift cards processed by third-party providers and payment through third-party online payment platforms such as PayPal, Stripe, Afterpay, and Apple Pay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options and gift cards. Transactions on our Technology Platform and mobile applications are “card-not-present” transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. Requirements relating to consumer authentication and fraud detection with respect to online sales are complex. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

We or a third party may experience a data security breach involving credit card information and when this occurs, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations. Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort. Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

We are subject to payment card association operating rules, certification requirements and various rules, regulations and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, or if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, among other things, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our reputation and our business, financial condition and results of operations could be materially and adversely affected.

The validity, enforceability and scope of protection of intellectual property in internet-related industries are evolving, and therefore, uncertain. We may have to engage in litigation or other legal proceedings to enforce and protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Our Technology Platform depends on the reliability of the network infrastructure and related services provided by ourselves and third parties, which is subject to physical, technological, security and other risks. We could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences if we sustain damages, cyber-attacks or other data security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us or our customers or other third parties.

The development and operation of our Technology Platform is subject to physical, technological, security and other risks which may result in interruption in service or reduced capacity. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures or defects and breaches of physical and cybersecurity by computer viruses, system break-ins or otherwise. An increase in the volume of usage of our Technology Platform could strain the capacity of the software and hardware employed to prevent and identify such failures, breaches and attacks, which could result in slower response time or system failures. In particular, our industry has witnessed an increase in the number, intensity and sophistication of cybersecurity incidents caused by hackers and other malicious actors such as foreign governments, criminals, hacktivists, terrorists and insider threats. Hackers and other malicious actors may be able to penetrate our network security and misappropriate or compromise our confidential, sensitive, personal or proprietary information, or that of third parties, and engage in the unauthorized use or dissemination of such information. They may be able to create system disruptions, or cause shutdowns. Hackers and other malicious actors may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our systems. For example, in 2021 we experienced a dictionary attack that resulted in approximately 100 of our users’ accounts being taken over. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs,” cybersecurity vulnerabilities and other problems that could unexpectedly interfere with the operation or security of our systems. For example, in 2022, as a result of a bug introduced in the application, we estimated that potentially 504 accounts may have been compromised.

The occurrence of any of these events could result in interruptions, delays or cessation in service to users of our online services, which could have a material adverse effect on our business and results of operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches and attacks or to alleviate problems caused by such actions, including the following:

•	expenses to rectify the consequences of the damage, security breach or cyber-attack;

•	liability for stolen assets or leaked information;

•	costs of repairing damage to our systems;

•	lost revenue and income resulting from any system downtime caused by such breach or attack;

•	loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack;

•	increased costs of cyber security protection;

•	costs of incentives we may be required to offer to our customers or business partners to retain their business; and

•	damage to our reputation.

In addition, any compromise of security from a security breach or cyber-attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

While we have implemented industry-standard physical and cybersecurity measures, our network may still be vulnerable to unauthorized access, computer viruses, denial of service and other disruptive problems. We have experienced in the past, and may experience in the future, security breaches or attacks. There can be no assurance that any measures implemented will not be circumvented in the future.

Our business is also vulnerable to delays or interruptions due to our reliance on infrastructure and related services provided by third parties. End-users of our offerings depend on Internet Service Providers (“ISPs”) and our system infrastructure for access to the internet games and services we offer. Some of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. We may lose Creators or consumers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which may prevent the use of our Technology Platform for a period of time and could materially adversely affect our business, revenues, results of operations and financial condition.

In addition to all of the foregoing, in the event that our service agreements are terminated or expire with network infrastructure providers, we could experience interruptions in access to our Technology Platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our Technology Platform for deployment on a different network infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

We may experience losses due to subscriber fraud and theft of service.

Subscribers may in the future obtain access to the subscription services on our Technology Platform without paying for service by unlawfully using our authorization codes, engaging in otherwise illegal activity or by submitting fraudulent credit card information. To date, no material losses from unauthorized credit card transactions and theft of service have occurred. We have implemented anti-fraud procedures in order to control losses relating to these practices, but these procedures may not be adequate to effectively limit all of our exposure in the future from fraud. If our procedures are not effective, consumer fraud and theft of service could significantly decrease our revenue and have a material adverse effect on our business, financial condition and operating results.

If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed.

TV streaming is a continuously evolving, making it difficult to evaluate the prospects for our TV streaming offerings. The level of demand and market acceptance for our streaming offerings are subject to a high degree of uncertainty. We believe that the growth and success of our streaming offerings will depend on the availability of quality content, the quality and reliability of new devices and technology and the cost for subscribers relative to other sources of content. These technologies, products and content offerings continue to emerge and evolve. Users, Creators or Brands may find TV streaming platforms to be less attractive than traditional TV, which would harm our business. If new technologies render the TV streaming market obsolete or we are unable to successfully compete with current and new competitors and technologies, our business may be harmed. The future growth of our business depends in part on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising.

Changes to our existing products and apps, or the introduction of new products and brand names that we develop, could fail to attract or retain Creators users,, consumers or Brand partners, or generate revenue and profits.

Our ability to retain, increase and engage our Creators, consumers or Brand partners and to increase our revenue depends heavily on our ability to continue to evolve our existing products and to create successful new products and develop new brands for our Company, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing products, or acquire or introduce new and unproven third-party products, and product extensions, including using technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. For example, we recently acquired Julius, which operates a marketplace that connects Brands with Creators with whom they may desire to partner. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If our new or enhanced brands, products or product extensions fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin or other value to justify our investments, and our business may be materially adversely affected.

We may also introduce new products, features or terms of service or policies, and seek to find new, effective ways to show our community new and existing products and alert them to events and meaningful opportunities to connect, that users do not like, which may negatively affect our reputation and usage of the offerings on our Technology Platform. New products may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that we expect.

Our ability to introduce new features, capabilities and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to us, we may not be able to compete effectively and our business, results of operations and financial condition may be harmed.

To remain competitive, we must continue to develop new features, capabilities and enhancements to our Technology Platform, including all of our services and technology offerings. This is particularly true as we further expand and diversify our capabilities to address additional markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. The development of new features, services, or products for our Technology Platform depends on a number of factors, including our ability to:

•	spend our development budget efficiently or effectively on commercially successful and innovative technologies;

•	realize the expected benefits of our strategy;

•	develop products that are competitive in relation to our competitors;

•	develop technology in a timely and cost-effective manner;

•	anticipate user, Creator and Brand demand for an offering we are developing; and

•	fund and recoup costs incurred.

If we are unable to develop features and capabilities internally due to certain constraints, such as employee turnover, lack of management ability or a lack of other research and development resources, which may be exacerbated by our current negative working capital and low cash balance, our business will be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability or enhancement. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations and capabilities that are competitive, it would harm our business, results of operations, and financial condition.

Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.

In 2021, we launched subscription packages to bring our collection of virtual and live Events and other content in our library to paid subscribers. Our assessments are based on prior experience and market competition and may not be accurate and we could be underpricing or overpricing our subscription services, which may require us to continue to adjust our pricing packages and incorrect pricing could result in harm to our business. Furthermore, subscriber price sensitivity may vary by location, and as we expand into different countries, our pricing packages may not enable us to compete effectively in these countries. In addition, if our Technology Platform or services change, then we may need to, or we may choose to, revise our pricing. Such changes to our pricing model or our ability to efficiently price our Brand services offerings, digital and in-person event tickets, or content library could harm our business.

We must increase the scale and efficiency of our technology infrastructure to support our growth.

Our technology must scale to process the potential increased usage of our Technology Platform. We must continue to increase the capacity of our Technology Platform to support our high-volume strategy, to cope with increased data volumes, increased use by Creators, Brands and users and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent we are unable, for cost or other reasons, to effectively increase the capacity of our Technology Platform or support emerging advertising formats or services preferred by users, consumers, Creators and Brands, our revenue will suffer. We expect to continue to invest in our Technology Platform to meet increasing demand. Such investment may negatively affect our profitability and results of operations.

If there are interruptions or performance problems associated with the technology or infrastructure of our Technology Platform, including interruptions that impact our third-party service providers, users may experience service outages, new users may be reluctant to adopt our product offerings, users may leave our Technology Platform, and our reputation could be harmed.

Our business and continued growth rely, in part, on the ability of existing and potential users to access our Technology Platform without interruption or degradation of performance. Our products and systems rely on software and hardware that is highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We have in the past and may in the future experience disruptions, outages, and other performance problems with our technology due to factors such as infrastructure changes, introductions of new functionalities, human or software errors, capacity constraints, or attacks by malicious third parties.

Despite internal testing, particularly when first introduced or when new versions or enhancements are released, our software may contain serious errors or defects, security vulnerabilities, or software bugs that are difficult to detect and correct, which we may be unable to successfully correct in a timely manner or at all. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by customers, especially during peak usage times and as our user traffic and number of integrations increase. If our Technology Platform is unavailable or if users are unable to access these platforms within a reasonable amount of time (especially during live Events), or at all, our business would be harmed. Since users rely on our Technology Platform to create and share social media content and experience live event and other programming, any outage would negatively impact our brand, reputation and customer satisfaction, and could give rise to legal liability under our service level agreements with paid customers.

Moreover, we depend on services from various third parties to maintain our infrastructure, including cloud-based infrastructure services. We currently host our Technology Platform primarily using Amazon Web Services (“AWS”) and Google. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and Google by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. If a service provider fails to provide sufficient capacity to support us or otherwise experiences service outages, such failure could interrupt access to our Technology Platform by users and organizations, which could adversely affect their perception of our reliability and our revenue. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our Technology Platform. A prolonged AWS service disruption affecting our Technology Platform would negatively impact our ability to serve our consumers and partners, and could damage our reputation with current and potential consumers and partners, expose us to liability, cause us to lose consumers or partners or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in our decreased functionality until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Our Technology Platform, services and technologies are vulnerable to malicious attacks and security breaches. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, and others. For example, in 2021 we experienced a dictionary attack that resulted in approximately 100 of our users’ accounts being taken over and, in 2022, as a result of a bug introduced in the application, we estimated that potentially 504 accounts may have been compromised. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and that of our users and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach would require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although we maintain an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

We are also in the process of integrating the technology of our acquired companies. The resulting size and diversity of our technology systems, as well as the systems of third-party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live Events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live Events. We also rely on technology to provide our digital offerings, live streaming and virtual Events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and unauthorized access to, or alteration of, the content and data contained on our systems and those of our third- party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting our business, financial condition and results of operations. Implementation of changes in our technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance our technology in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations. Implementation of changes in our technology may cost more or take longer than originally expected and may require more testing than initially anticipated. Any failure to update and enhance our technology in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations.

In addition, the delivery of our products and services through our Technology Platform presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. While we have internal policies in place to protect against these vulnerabilities, we can make no assurances that it will not be adversely affected should one of these events occur. Additionally, there is an increased risk that we may experience cybersecurity-related events and other security challenges, as a result of our hybrid and remote employees and service providers working from non-corporate-managed networks.

Furthermore, our future success will depend on our ability to adapt to emerging technologies such as tokenization, new authentication technologies, such as blockchain technologies, artificial intelligence, machine learning, virtual and augmented reality, and cloud technologies. Additionally, our efforts to adapt to emerging technologies may not always be successful and we may not make appropriate investments in new technologies, which could materially adversely affect our business, financial condition and results of operations. For example, the use of AI and ML is becoming increasingly prevalent in our industry, and, although we intend to continue developing our Technology Platform’s AI and ML capabilities to meet the needs of our customers, we may be unable to accurately or efficiently integrate machine learning and artificial intelligence features or functionalities of the quality or type sought by our customers or offered by our competitors. These development efforts may also require significant engineering, sales, and marketing resources, all of which could require significant capital and management investment. If we are unable to enhance our Technology Platform and product offerings to keep pace with rapid technological and regulatory change, or if new technologies, including AI and ML solutions, emerge that are able to deliver competitive products at aggressive or alternative prices, more efficiently, more conveniently or more securely than our Technology Platform, demand for our Technology Platform and product offerings may decline, and our business, financial condition, and results of operations may be adversely affected.

Any of the above circumstances or events may adversely impact the user experience, harm our reputation, cause organizations to terminate our agreements, impair our ability to obtain license renewals from organizations, impair our ability to grow our user base, subject us to financial penalties and otherwise harm our business, results of operations and financial condition.

If we are unable to ensure that the Triller app interoperates with a variety of software applications that are developed by others, including our partners, we may become less competitive and our results of operations may be harmed.

Our Technology Platform must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance the platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we have developed our Technology Platform to be able to integrate with third-party applications, including the applications of our competitors as well as our partners, through the interaction of APIs. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions that govern the distribution, operation, and fees of such third-party systems and platforms which are subject to modification by such providers from time to time. Our business may be harmed if any provider of such platforms or systems:

•	discontinues or limits our access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how information is accessed by us or our users;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

Third-party services and products are constantly evolving, and we may not be able to modify our Technology Platform apps to ensure their compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operation or compatibility of our Technology Platform on or with their products or services or exert strong business influence on our ability to operate and terms upon which we do so. Should any of our competitors modify their products, standards or terms in a manner that degrades the functionality of our Technology Platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our Technology Platform with these products could decrease and our business, results of operations, and financial condition could be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our Technology Platform would be harmed and our business, results of operations, and financial condition would be harmed.

We have created mobile versions of our websites and the various offerings that comprise our Technology Platform to respond to the increasing number of people who access our products and services through mobile devices. If these mobile applications and websites do not perform well, our business may suffer. We are also dependent on third-party application stores (such as those managed by Apple and Google) that may prevent us from timely updating our product offerings, building new features, integrations, and capabilities, or charging for access. Certain of these third parties are now, and others may in the future become, competitors of us, and could stop allowing or supporting access to the platform or the apps that comprise the platform through their products, could allow access to the platform or such apps only at an unsustainable cost, or could make changes to the terms of access in order to make our Technology Platform and applications less desirable or harder to access, for competitive reasons. In addition, our Technology Platform and applications interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our applications with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. Any changes in such technologies that degrade the functionality of our apps or give preferential treatment to competitive services could adversely affect adoption and usage of our apps. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that our apps operate effectively with a range of operating systems, networks, devices, browsers, protocols and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for users to access and use our apps, our business, results of operations and financial condition may be harmed.

We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of our business.

We rely on technologies from third parties, such as AWS and Google, to operate critical functions of our business, including cloud infrastructure services and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize and rely upon, such as AWS and Google, or functional equivalents thereof, were unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign the Triller app or certain aspects of our Technology Platform to function with such software or services or develop these components ourself, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into the Triller app. Furthermore, we might be forced to limit the features available in our Technology Platform. These delays and feature limitations, if they occur, could harm our business, results of operations, and financial condition.

We incorporate software and services from third parties into our Technology Platform, and our inability to maintain rights to such software and services would harm our business and results of operations.

We license patents, software, technology and procure services from third parties that we incorporate into or integrate with our Technology Platform. Some of the foregoing licenses and services are material and important to the functionality and operation of our Technology Platform and would be difficult to replace. For example, we license music and video editing technology from a third party licensor which is a material component of our Technology Platform. Some of our agreements with our licensors provide for a limited term. Although we have taken steps to protect our rights in certain technology, and identify alternatives where applicable, if we are unable to continue to license any of this intellectual property for any reason, our ability to develop and sell access to our Technology Platform containing such technology could be harmed. Similarly, if we are unable to license necessary intellectual property from third parties now, or in the future, on commercially reasonable terms or at all, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, which would adversely affect our business, financial condition and results of operations.

We also cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our Technology Platform. In addition, many licenses are non-exclusive, and therefore our competitors may have access to the same technology licensed to us.

Certain of our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Certain of our products contain components that are licensed under so-called “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open source software in ways that would require the release of the source code of our proprietary software to the public. Although we have certain processes in place to monitor and manage our use of open source software to avoid subjecting our platform to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform.

Our use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release to the public or remove the source code of our proprietary software. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or remove the software. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis or at all. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, we cannot assure you that our processes for monitoring and managing our use of open source software in our platform will be effective and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

The failure to maintain or renew our agreements with producers or distributors of free, freemium and pay-per-view content could adversely impact our business.

We enter into long-term contracts for both the acquisition and the distribution of media content, including contracts for the acquisition of content rights for sporting events and other programs. As these contracts expire, we must renew or renegotiate the contracts, and if we are unable to renew them on acceptable terms, we may lose content rights or distribution rights. Even if these contracts are renewed, the cost of obtaining content rights may increase (or increase at faster rates than our historical experience). Moreover, our ability to renew these contracts on favorable terms may be affected by consolidation in the market for content distribution and the entrance of new participants in the market for distribution of content on digital platforms. With respect to the acquisition of content rights, particularly sports content rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and rates for content, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from content based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the content.

Our ability to provide our subscribers with content also depends on content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary, and we are currently operating outside the terms of some of our current licenses. If the content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our subscribers may be adversely affected and/or our costs could increase. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we have seen the cost of certain programming increase.

Our business may be adversely affected if our access to music rights is limited or delayed. The concentration of control of content by major music licensors means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content. We depend upon third-party licenses for the use of music on our platform and in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition.

Music is an important element of the overall content that we make available on the Triller app. We rely on licensors that hold rights to sound recordings and musical compositions, over whom we have no control, for the music related content we make available on the Triller app. To secure the rights to use music in our content and on the Triller app, we enter into agreements to obtain licenses from rights holders such as performing rights organizations, record labels, music publishers, collecting societies, artists and songwriters, and other copyright owners (or their agents). We pay royalties to such parties or their agents around the world. We cannot guarantee that these parties will always choose to license to us.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown, or difficult to identify, or for whom we may have conflicting ownership information, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed with respect to the use of musical compositions and sound recordings.

The music industry is highly concentrated, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, the music rights licensed to us under our agreements with major record labels and major publishing companies are necessary for us to exploit the majority of music consumed on the Triller app. Our business may be adversely affected if our access to music is limited or delayed, or if any of the various rights to such music are no longer licensed to us, if our relationships deteriorate with one or more of these rights holders, or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power by seeking onerous financial terms from us. We may elect not to renew certain agreements with rights holders for any number of reasons, or we may decide to explore different licensing schemes or economic structures with certain or all rights holders. Artists and/or songwriters may object and may exert public or private pressure on rights holders to discontinue or to modify license terms, or we may elect to discontinue use of an artist or songwriter’s catalog based on a number of factors, including actual or perceived reputational damage. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Even if we are able to secure music rights from record labels, music publishers and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to music is subject to convincing a broad range of stakeholders of the value and quality of our service. In addition, our music licenses from record labels, music publishers and other copyright owners may not contemplate some of the features and content that we may wish to add to our service, or new service offerings or revenue models that we may wish to launch. To the extent that we are unable to license or continue to license a large amount of music rights or the music rights related to the music written or performed by certain popular artists, our business, operating results, and financial condition could be materially harmed.

With respect to musical compositions, in addition to obtaining the synchronization, distribution and reproduction rights, we also need to obtain public performance or communication to the public rights, and this needs to be accomplished on a territory basis. At times, while we may hold sufficient license rights for certain music in a territory such as the United States, it may be difficult to obtain the license for the same music rights from the applicable rights holders outside of such territory.

In the United States, public performance rights are typically obtained separately through intermediaries known as performing rights organizations (“PROs”) which (a) issue blanket licenses with copyright users for the public performance of musical compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We have, or are in some instances in the process of obtaining licenses, for public performance of musical compositions in the United States, Canada, Mexico, Europe and other territories, through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. The royalty rates available to us from the PROs today may not be available to us in the future. The royalty rates under licenses provided by American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music Inc. (“BMI”) currently are governed by consent decrees, which were issued by the U.S. Department of Justice in an effort to curb anti-competitive conduct. Removal of or changes to the terms or interpretation of these agreements could affect our ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including in Canada and Europe, we have or are in some instances in the process of obtaining licenses for public performance of musical compositions through local collecting societies representing songwriters and publishers, and from certain publishers directly, or a combination thereof. Given the licensing landscape in other territories for public performance rights, we cannot guarantee that we will be able to finalize and enter into licensing agreements in such territories, or that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we use in our service in the countries in which we operate, or that we may enter in the future. Publishers, songwriters, and other rights holders who choose not to be represented by major or independent publishing companies or collecting societies have, and could in the future, adversely impact our ability to secure licensing arrangements in connection with musical compositions that such rights holders own or control, and could increase the risk of liability for copyright infringement.

Although we expend significant resources to seek to comply with applicable contractual, statutory, regulatory, and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service now or that may be used in our products and services in the future, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. For additional information, see “— Risks Related to Government Regulation and Our Intellectual Property.”

These challenges, and others concerning the licensing of music on our platform, may subject us to significant liability for copyright infringement, breach of contract, or other claims. For additional information, see “Business—Legal Proceedings”.

We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach, or perceived breach, of such agreements could adversely affect our business, operating results, and financial condition.

Our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide periodic reports in specified formats on the exploitation of the content;

•	represent that we will obtain all necessary licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of sound recordings and musical compositions;

•	comply with certain marketing and advertising restrictions;

•	grant the licensor the right to audit our compliance with the terms of such agreements; and

•	comply with certain security and technical specifications.

Certain of our license agreements may also contain minimum guarantees or require that we make minimum guarantee or advance payments, which are not always tied to our number of users or stream counts for music used in our service. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of subscriptions on terms that maintain an adequate gross margin. Our license agreements that contain minimum guarantees typically have terms of between one and three years, but our users may cancel their subscriptions at any time. We rely on estimates to forecast whether such minimum guarantees and advances against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such minimum guarantees and advance payments, our margins may be adversely affected.

Some of our license agreements may also include so-called “most-favored nations” provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, our ability to undertake new business initiatives may be limited and our competitive position could be impacted.

If we breach any obligations in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated. Furthermore, certain of our licenses are currently expired by their terms, and we are relying on ordinary course of dealing extensions with such licensors. Additionally, we are not current on payments under all of our licenses, which may increase the risk of litigation with certain of our licensors. We also run the risk of such licensors making copyright infringement claims against us, which could have a material adverse effect on our business, financial condition, and operating results.

In the past, we have entered into agreements that required us to make substantial payments to licensors to resolve instances of past use at the same time that we enter into go-forward licenses. These agreements may also include most-favored nations provisions. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. If we need to enter into additional similar agreements in the future, it could have a material adverse effect on our business, financial condition, and operating results.

We face risks, such as unforeseen costs and potential liability, in connection with content we produce, license, and distribute through our Technology Platform.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, claims for violation of the right of publicity or privacy, or other claims based on the nature and content of materials that we produce, license, and distribute, such as content from our live Events. We also may face potential liability for content used in promoting our Technology Platform and Events, including marketing materials or our community-related content. We may decide to remove content from our Technology Platform, not to place certain content on our Technology Platforms, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our consumers and partners or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our Technology Platforms, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business and reputation. We may not be indemnified against claims or costs of these types and we cannot guarantee that we are adequately insured to indemnify us for all liability that may be imposed on us.

Risks Related to Our Live Events

Our ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions and catastrophic events.

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as inflation, including the current persistent inflationary environment, unemployment levels, fuel prices and prices for other goods and services, interest rates, including the current environment of rapidly rising interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact our operating results. Declines in advertising, sponsorship and other Brand partnership revenue can also be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies causing advertisers to alter their spending priorities based on these or other factors. In addition, Brands’ willingness to purchase advertising or to sponsor our live Events may be adversely affected by lower audience ratings for our programming content. While consumer and corporate spending may decline at any time for reasons beyond our control, such as economic recessions or other economic conditions, natural disasters, severe weather, pandemics such as the COVID-19 pandemic, wars, acts of terrorism, power loss, telecommunications failure or other catastrophic events, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, as occurred during the COVID-19 pandemic, could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain Events for which we sell media and sponsorship rights and ticketing exposes us to greater financial risk than market participants who are not vertically integrated. If the live Events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live Events for which we sell media and sponsorship rights and ticketing, such as BKFC. Organizing and operating a live event involves significant financial risks as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live Events many months in advance of holding the event and often agree to pay various third parties fixed guaranteed amounts prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute an event, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate anticipated revenue and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. There can be no assurance that we will not suffer financial harm or adverse impacts to our business operations if we are required to cancel and/or reschedule any live Events. In addition, although we entered into Curation Agreements, dated

January 27, 2021, with Swizz Beatz and Timbaland in connection with our acquisition of Verzuz that provided that Swizz Beatz and Timbaland would continue to provide services to Verzuz, those agreements have expired and we are not planning to enter into new agreements. There is no guarantee that Swizz Beatz and Timbaland will continue to be involved in Verzuz in the future which may impact the success of our Verzuz Events. If we are forced to postpone a planned Verzuz event, we would incur substantial additional costs associated with staging the event on a new date or in a new venue, may have reduced attendance and revenue, and may have to refund ticketing, pay-per-view and other fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation or performers failing to participate, as well as operational challenges caused by extraordinary incidents such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics such as the recent COVID-19 pandemic or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. For example, in 2021 and 2022 we had to cancel a total of four Events due to key participants contracting COVID-19. These cancelations resulted in our being unable to recoup or avoid payment for various nonrefundable expenses we had paid and/or incurred in connection with such Events. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and is subject to deductibles. If the live Events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

The failure to continue creating and partnering with those who create popular live events and pay-per-view programming could adversely impact our business.

The creation, marketing and distribution of our media entertainment programming, including our pay-per-view and digital live Events, is critical to our business and to our ability to generate revenues. A failure to continue developing or partnering with those who develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment and would adversely affect our ability to generate revenues and could have a material adverse effect on our business, operating results and financial condition.

We may pay upfront expenses when planning live Events, entering into exclusive agreements for video series, or licensing rights to distribute and publicly perform music, and if these arrangements do not perform as we expect, our business, results of operations and financial condition may be harmed.

We may pay one-time, upfront non-recoupable or recoupable signing fees or advances to certain entertainers (e.g. musicians, athletes, and influencers) or event venues in order to produce high-quality live and virtual entertainment, or gain exclusive ticketing or streaming video rights. We may also pay upfront fees for access to song catalogs by music labels. If the party does not comply with the terms of the contract or perform an event, such fees are refundable to us. We pay these upfront fees based on the expectations to generate revenue on ticket sales, sponsorships, advertising and on-demand payments by users. We make the decision to make these payments based on our assessment of the past success of the entertainers, past event data, and other financial information. We include commercial and legal protections in our contracts that include upfront fees, such as requiring certain performance obligations, to mitigate the financial risk of making these payments. However, live and virtual Events may vary greatly from year-to-year and from event to event as a result of external factors, including event planning and budgeting commitments as well as other competing events, streaming platform commitments, etc. If our assumptions and expectations prove wrong, or a counterparty defaults, resulting in an unsuccessful event, our return on these signing fees will not be realized and our business and results of operations will be harmed.

Further, we have in the past, and may in the future, face legal claims from Creators or vendors who did not receive advanced payout payments, which may harm our business, results of operation and financial condition. We have in the past, and may in the future, also face legal claims from Creators who did not meet contractual minimums or other contractual provisions to receive payments, which may harm our business, results of operation or financial condition.

Participants and spectators in connection with our live entertainment and sports Events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses (for which our insurance may not provide adequate coverage), as well as reduce attendance at our live entertainment and sports Events, causing a decrease in our revenue.

We hold numerous live Events each year. This schedule exposes our performers, athletes and our employees who are involved in the production of those Events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our Events exposes our performers and athletes to the risk of serious injury or death. There are inherent risks to participants and spectators involved with producing, attending or participating in live entertainment and sports events including the risk of an actual or threatened terrorist act, fire, explosion, protests, riots, and other safety or security issues, any one of which could result in injury or death to attendees and/or damage to the facilities at which such an event is hosted. Injuries and accidents may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports Events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our Events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports Events exposes the athletes that participate to the risk of serious injury or death. For example, participants in BKFC do not wear any padding or gloves, which may result in increased numbers of injuries, including, among others, maxillofacial fractures and dental avulsions. These injuries could also include concussions or more serious injuries, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports Events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, could adversely affect our business, financial condition, and operating results.

Our live Events will entail other risks inherent in public live events, including air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, equipment malfunction, terrorism or other violence, local labor strikes and other “force majeure” type events. If an event we host or in which we participate experiences an internet or power outage, the event may be delayed or canceled, and our reputation may be harmed. These circumstances could result in personal injuries or deaths, including to our employees and contractors, canceled Events and other disruptions to our business or result in liability to third parties. We cannot guarantee our insurance policies will provide us coverage for these incidents or that any coverage we obtain will be adequate to cover our liabilities. Moreover, if there were a public perception that the safety or security measures are inadequate at the Events we host, whether or not that is the case, it could result in reputational damage and a decline in future attendance at Events hosted by us. In addition, we stream a number of live Events every year, and if an event we host or participate in experiences an internet or power outage, the event may be delayed or canceled, and our reputation may be harmed and we may incur additional financial expense. The occurrence of any of these circumstances could adversely affect our business, financial condition, and results of operations.

A decline in the popularity of our brand of sports entertainment, including as a result of changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Some of live event programming is created to evoke a passionate response from consumers. For example, BKFC live Events may be negatively perceived by some parts of the public and negative events or publicity related to such Events may result in a decline in the popularity of such events.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.

In certain states, notably California and New York, legislative changes have been enacted or are contemplated that draw into question our ability to treat performers and athletes as independent contractors in those states. The impact of these initiatives on us is unknown. If we are required to reclassify independent contractors as employees, we may incur additional costs and taxes which could adversely affect our business, financial condition, and results of operations.

Regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. For example, in 2020 California passed a worker classification statute (“AB 5”), which effectively narrowed the definition of an independent contractor by requiring hiring entities to use a stricter test to determine a given worker’s classification. In addition, AB 5 places the burden of proof for classifying workers as independent contractors on hiring entities and provides enforcement powers to the state and certain cities. Legislative proposals concerning worker classification are being considered by various other states, including New York and New Jersey. Additionally, any requirement to reclassify independent contractors as employees may require us to significantly alter our existing business model or operations, including suspending or ceasing operations in impacted jurisdictions, increase our costs and impact our ability to add new talent and grow our business. For instance, existing talent may decide not to partner with us and new talent may not join given the loss of flexibility under an employment model. Any of the foregoing could have an adverse impact on our business, financial condition, and results of operations and our ability to achieve or maintain profitability. If ultimately required, worker’s compensation insurance for our talent or other aspects of their treatment as employees in those states could add expense to, or otherwise alter, our operations, which could affect our business, financial condition and/or results of operations. Liability to us resulting from any death or serious injury sustained by one of our performers or athletes while performing could adversely affect our business, financial condition and operating results and the price of our Series A common stock.

Our insurance may not be adequate.

We plan to hold numerous live Events each year. This schedule exposes our performers and our employees who are involved in the production of those Events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our Events exposes our performers to the risk of serious injury or death. Although we have general liability insurance and umbrella insurance policies, and although our performers are responsible for obtaining their own health, disability and life insurance, we cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Our liability resulting from any accident or injury not covered by our insurance could have a material adverse effect on our business, operating results and financial condition.

We may be prohibited from promoting and conducting our live Events if we do not comply with applicable regulations.

In various states in the United States, athletic commissions and other applicable regulatory agencies require us to comply with their regulations, which may include obtaining promoters licenses, performers licenses, medical licenses and/or event permits in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present our live Events over an extended period of time or in a number of jurisdictions could have a material adverse effect on our business, operating results and financial condition.

Labor disputes, whether involving our own employees or sports leagues, creative talent or broadcast partners may disrupt our operations and adversely affect our results of operations.

Some of the performers and vendors we use for our live Events and content production, including music and athletic talent and production crews, may be covered by collective bargaining agreements or works councils. If the parties we have contracts with are unable to reach agreements with labor unions before the expiration of their collective bargaining agreements, the individuals who were covered by those agreements may have a right to strike or take other actions that could adversely affect us. Moreover, many collective bargaining agreements are industry-wide agreements, and we lack control over the negotiations and terms of the agreements. A labor dispute involving our contracted parties may result in work stoppages or disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

Labor disputes in sports leagues or associations could have an adverse impact on our business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which we have the rights to broadcast live games or events may preclude us from airing or otherwise distributing scheduled games or events, which could have a negative effect on our business, financial condition and results of operations.

The sales cycle for live events programming varies and may negatively affect our ability to prepare accurate financial forecasts.

The sales cycle related to our live Events programming and the related revenue streams, which typically ranges from a single week to multiple months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Series A common stock price to decline.

We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with specific Brands, Creators or consumers, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating our Brands, Creators or consumers about the use, technical capabilities and benefits of our Technology Platform. Some of our Brands, Creators or consumers undertake an evaluation process that frequently involves not only our Technology Platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new Brands, Creators or consumers and begin generating revenue from these new Brands, Creators or consumers. Even if our sales efforts result in obtaining a new Brand, Creator or user, it may not sufficiently justify the expenses incurred to acquire the Brand, Creator or user and the related training support. As a result, we may not be able to add Brands, Creators or consumers, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

Risks Related to Our AI Business

A significant slowdown in the growth of AI and AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace.

AI and AI-related markets are still in their infancy in comparison to other widely used software types, it is unclear whether AI and AI-related markets will continue to grow. The success of our Technology Platform will depend on the willingness of Creators and Brands to increase their use of AI. If Creators and Brands do not perceive the benefits of AI products and services, then AI and AI-related markets could experience a significant slowdown in growth, which would dimmish the market for our Technology Platform and have a negative effect on our business, operating results, and financial condition. Additionally, if market growth falls short of our expectations we may not be able to adjust our Technology Platform quickly enough to maintain and grow our operations. Even if AI-related markets do grow, we may not be able to adjust our spending quickly enough to keep pace or grow at a similar or steady pace with such growth, and we may misjudge market and business trends, which would harm our business, operating results, and financial condition.

AI services and products developed by us may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power.

AI is a fast growing industry and we must successfully adapt and manage technological advances in AI and AI-related markets, as well as effectively compete with the emergence of additional competitors in the industry in order to maintain and grow our AI business and AI services. Thus, the success of our AI services and business depends in large part on our ability to keep pace with rapid technological changes in the development and implementation of AI products and services. For example, the development of groundbreaking technological innovations in AI, or innovations that would render AI obsolete, would harm our AI related business and make our AI services less durable. Further, the entry of competitors into the AI market that have more financial and brand power, could cause our share of the market to be significantly reduced thereby negatively affecting our business, operating results, and financial condition. For example, both Google and Microsoft have announced near term AI products and services. Any one of which may be a direct competitor with our Amplify conversation AI services. There is a risk that these or other competitors could cause significant disruptions to our AI business model, and that we will be unprepared to compete effectively.

Failure to attract and retain additional qualified personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel, including in the areas of AI and ML. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and location is intense. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

The information that our AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be negatively impacted, which may effect our business, operating results, and financial condition.

Our AI may come to learn sensitive and confidential information. When accumulating such information the risks of a data breach or inadvertent disclosure of such information is of paramount concern. The information our AI obtains may become released due to a hack or data breach by third-parties as well as accidently released by us. Any unauthorized disclosure of such information could damage our reputation, interrupt our operations, and may result in a violation of applicable laws. If such information is released, it could cause Creators and Brands to not trust our AI services and reduce the number of customers we attract. Further, if such a leak were to occur we may also have to cease our AI operations to install additional security measures to prevent the further occurrence of leaks, which may be time consuming and expensive. Accordingly, if there is a leak of sensitive or confidential information by our AI, whether as a result of third-parties, or caused by us, it would seriously harm our business, operating results, and financial condition.

Use of new and emerging AI applications, such as generative AI content creation, may require additional investment and costs, and pose risks to our business and could subject us to legal liability.

Uncertainty around new and emerging AI applications, such as generative AI content creation, may require additional investment in the development of proprietary datasets and ML models, development of new approaches and processes to provide attribution or remuneration to content creators and building systems that enable creatives to have greater control over the use of their work in the development of AI, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

We may use generative AI tools in our business. Generative AI (“genAI”) is a broad label describing any type of AI that can produce new text, images, video, or audio clips. Technically, this type of AI learns patterns from training data and generates new, unique outputs with similar properties. GenAI tools producing content which can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any source code, text, images, or other materials, which we develop through use of genAI tools, and the availability of such protections in other countries is unclear. As a result, we could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. We also face risks to any confidential or proprietary information of the Company which we may include in any prompts or inputs into any genAI tools, as the providers of the genAI tools may use these inputs or prompts to further train the tools. Not all providers offer an option to opt-out of such usage, and, even where we do opt-out, we cannot guarantee that the opt-out will be fully effective. In addition, we have little or no insight into the third-party content and materials used to train these genAI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights, or mandatory compliance with open source software or other license terms, with respect to software, or other materials or content we believed to be available for use, and not subject to license terms or other third party proprietary rights. We could also be subject to claims from the providers of the genAI tools, if we use any of the generated materials in a manner inconsistent with their terms of use. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirement of open source software license terms, or limit or cease using the implicated software, or other materials or content unless and until we can re-engineer such software, materials, or content to avoid infringement or change the use of, or remove, the implicated third party materials, which could reduce or eliminate the value of our technologies and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Risks Related to Government Regulation and Our Intellectual Property

We may be unable to protect our patents, trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our intellectual property portfolio primarily consists of patents, patent applications, copyrights, registered and unregistered trademarks, trademark applications, domain names, know-how, and trade secrets. Our trademarks and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. While we have been issued patents and have additional patent applications pending, there can be no assurance that our issued patents will not be limited in scope or invalidated, or that our patent applications will result in issued patents. We have not registered our intellectual property in all jurisdictions in which we operate or have plans to operate. If we fail to maintain our intellectual property, our competitors might be able to enter the market, which would harm our business.

Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances or issues arising through the acquisition that could limit our ability to enforce such intellectual property rights. In addition, in connection with our settlement of disputes related to our acquisition of Verzuz, under the terms of our Second Settlement and Payment Agreement, dated September 22, 2022, by and between Triller Hold Co LLC, Triller Inc. and the founders of Verzuz, we agreed to assign the intellectual property of Verzuz LLC and execute documents of transfer of such intellectual property in the event we did not make certain payments in the aggregate amount of approximately $9.0 million by January 31, 2023. We did not make such payments in full by January 31, 2023, and on August 18, 2023, we received a letter from the founders of Verzuz LLC asserting ownership over Verzuz copyrights and trademarks. Although we presently have no intention of executing documents of transfer, maintain our continued ownership of all intellectual property purchased in the acquisition and intend to vigorously defend our ownership over such intellectual property, we may be compelled to transfer such intellectual property in the future, which could hurt our business prospects. As of the date of this prospectus, we owe approximately $37.0 million, plus interest, to the owners of Verzuz, which is due and payable. As of September 30, 2023, this amount significantly exceeds our cash balance of $1.0 million and we will have obligations that could impact our ability to obtain financing in the future. If we are unable to obtain sufficient financing to satisfy these obligations it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development and growth plans, or we may be unable to remain solvent. Notwithstanding the foregoing, we have evaluated the range of possible future outcomes regarding Verzuz and the impact on our estimated future cashflows, and have determined that we do not believe the loss of this intellectual property would negatively impact our business and results of operations. We believe this to be the case due to integration challenges that occurred since the Verzuz acquisition closed. When we acquired Verzuz in 2021, we believed we were capable of converting the large following Verzuz had accumulated on social media into paying users and long term value contributors to our ecosystem. Our attempts to monetize Verzuz Events and convert users from “free” users to “paying” users proved to be more challenging than anticipated. As a result we have not produced a Verzuz event since July of 2022. Verzuz therefore is not a material contributor to our revenue and only an insignificant number of Verzuz users have been included in our user base, business model or assumptions. However, we have determined that no impairment is required for the asset and that any contemplated outcome of the ongoing Verzuz negotiations will not have a material impact on our current financial statements. While Verzuz is not generating revenue or converting to paid users as we hoped, we still believe the brand name itself has value and in the future if we are unable to realize the full carried value, which we still believe to be achievable, we would then need to reassess.

Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our international scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. For example, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products, or certain aspects of our Technology Platform or products may be unenforceable under the laws of certain jurisdictions. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected. We have not actively monitored trademark filings by third parties. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or designing around our technology and intellectual property or claiming that we infringe upon or misappropriate their technology and intellectual property.

The confidentiality and invention agreements we have entered into to protect our intellectual property rights may not have been properly entered into on every occasion with the applicable counterparty, and we cannot predict whether these agreements will be adequate to prevent infringement or misappropriation of these rights or be sufficient to ensure ownership of these rights, and such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Further, we may not have entered into such agreements with all relevant parties. If we failed to enter into one of these agreements, or if the assignment language is found to be insufficient under applicable laws, it may not have effectively granted ownership of certain technology or other intellectual property to us. In such an event, there would be a risk that the applicable counterparty would not be available to (or would not be willing to) assist us in perfecting our ownership of the technology or intellectual property, or the counterparty may even assert ownership rights against us and make claims for fees, damages, or equitable relief with respect to such technology or intellectual property, which may have an adverse effect on our ability to utilize, perfect, or protect our proprietary rights over such technology and intellectual property. Such agreements may also be breached and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. Any such infringement of our intellectual property rights would also likely result in our commitment of time and resources to protect these rights. We have engaged, and continue to engage, in litigation with parties that claim or misuse some of our intellectual property. We are involved in certain pending lawsuits relating primarily to the ownership of certain intellectual property rights. Similarly, we may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on our business, operating results and financial condition.

From time to time, in the ordinary course of our business, we have been and may become involved in administrative processes, including re-examination, inter partes review, interference, derivation opposition and/or cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any such proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming and have in the past and may in the future lead to loss or narrowing of our intellectual property. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand or technology, rebrand or obtain non-infringing intellectual property (such as through a license), it could result in harm to our competitive position, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand, and could adversely affect our business and financial condition. We expect that the occurrence of infringement claims is likely to grow as the market for our Technology Platform and Events grows and as we introduce new and updated products and offerings. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage our business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Our streaming video solutions are directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. A bankruptcy could result in us losing intellectual property rights. In particular, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks so in the event of our bankruptcy, we could lose rights to our trademarks.

We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the music and social media industries. However, we may not be aware if our Technology Platform or technology is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our Technology Platform or technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our patent portfolio may provide little or no deterrence in a litigation with such non-practicing entities or other adverse patent owners that have no relevant solution revenue as we would not be able to assert our patents against such entities or individuals.

Our use of third-party content, including music content, software, and other intellectual property rights may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties have in the past and may in the future claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. For example, we recently settled litigation brought by Sony Music Entertainment, Sony Music Entertainment US Latin LLC, Arista Records LLC, Provident Label Group LLC, Records Label, LLC, and Zomba Recording LLC (collectively, “Sony Music”), alleging claims for breach of contract relating to an agreement permitting the use of Sony Music’s content in user-created videos, copyright infringement, contributory copyright infringement, and vicarious copyright infringement (the “Sony Music Lawsuit”). For additional information, see “Business—Legal Proceedings.”

Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Claims or litigation have caused in the past and could in the future cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our Technology Platform or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any license or settlement entered into as the result of claims or litigation may not provide us with sufficient rights to practice our Technology Platform. We have in the past and may in the future enter into patent license agreements as a result of third-party patent assertions. In the event that we do not comply with the requirements of a patent license agreement or fail to make required payments, we may be subject to breach of contract claims, which may subject us to monetary damages and loss of rights under the license agreement. We expect that the occurrence of infringement claims is likely to grow as the market for our Technology Platform and Events grows and as we introduce new and updated products and offerings. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Series A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition, and operating results.

Moreover, our agreements with certain partners and certain vendors include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement pertaining to our products and technology. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Any claim of infringement by a third party, even one without merit, whether against us or for which we are required to provide indemnification, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Any dispute with a partner or vendor with respect to these intellectual property indemnification obligations could have adverse effects on our relationship with that counterparty and other potential partners or vendors, and harm our business and operating results. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that cause us to cease selling subscriptions to our platform, we may be subject to an injunction or other restrictions that cause us to rebrand or otherwise cease using certain trademarks in specified jurisdictions, or we may be required to redesign any allegedly infringing portion of our platform or we may agree to a settlement that prevents us from distributing our platform or a portion thereof, any of which could adversely affect our business, financial condition and results of operations. In addition, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages, and any such coverage may not continue to be available to us on acceptable terms or at all.

We may incur significant expenses to protect our intellectual property rights, and if we are unable to adequately protect our intellectual property rights, our competitive position could be harmed.

We regard our copyrights, service marks, trademarks, trade secrets, patents and other intellectual property as critical to our success. We rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements, and other contractual provisions to protect our proprietary software, trade secrets and similar intellectual property. We have patents, copyrights and trademarks in certain jurisdictions and may apply for further trademark and copyright registrations and additional patents, which may provide such protection in relevant jurisdictions. However, we cannot assure you that our efforts will prove to be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Unauthorized use of the intellectual property, whether owned by or licensed to us, could adversely affect our business and reputation.

We may be subject to disputes or liabilities associated with content made available on our products and services.

We provide various products and services that enable Brands and Creators and other users to make content available on our service. For example, Creators or users can record and distribute their content and can upload profile images. These may subject us to claims of intellectual property infringement by third parties if such Brands and Creators or users do not obtain the appropriate authorizations from rights holders. In addition to intellectual property infringement, we have faced and will continue to face other claims relating to content that is published or made available through our products and services. These may include claims related to defamation, rights of publicity and privacy, and online safety. For example, we are dependent on those who provide content on our service complying with the terms and conditions of any license agreements with us, our end user license agreements, or commercial agreements we may enter into with certain Brands and Creators or users, which prohibit providing content that infringes the intellectual property or proprietary rights of third parties or is otherwise legally actionable pursuant to privacy and/or publicity rights, and other applicable laws, rules, and regulations. However, we cannot guarantee that the Brands and Creators and users who provide content on our service will comply with their obligations, and any failure of Brands and Creators and users to do so may materially impact our business, operating results, and financial condition.

We and other intermediate online service providers rely primarily on two sets of laws in the U.S., to shield us from legal liability with respect to user activity, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by Brands, Creators or users. The Digital Millennium Copyright Act (“DMCA”) provides service providers a safe harbor from monetary damages for copyright infringement claims, provided that service providers comply with various requirements designed to stop or discourage infringement on their platforms by their users. Section 230 of the Communications Decency Act (“CDA”) protects providers of an interactive computer service from liability with respect to most types of content, including defamatory information, provided over their service by others, including users. Both the DMCA safe harbor and Section 230 of the CDA face regular calls for revision, including without limitation in a number of CDA reform bills currently being considered by legislators. Furthermore, recent litigation involving cloud hosting companies has created uncertainty with respect to the applicability of DMCA protections to companies that host substantial amounts of user content. For these reasons and others, now or in the future, the DMCA, CDA, and similar provisions may be interpreted as not applying to us or may provide us with incomplete or insufficient protection from claims. Changes in any such laws that shield us from liability could materially harm our business, operating results, and financial condition. In many, but not all, territories outside of the United States there are laws similar to the DMCA which exempt us from copyright infringement liability that may arise due to hosting user-uploaded materials. In some countries, particularly in Europe and the APAC region, these laws are being readjusted and new -at times burdensome -constraints are being imposed onto service providers. Although we have invested and continue to invest in systems and resources, which are intended to ensure that we are compliant with the requirements of U.S. and international laws relating to, among other things, materials that infringe on copyrights and contain other objectionable content, our systems may not be sufficient or we may unintentionally err and fail to comply with these laws and regulations which could expose us to claims, judgments, monetary liabilities and other remedies, and to limitations on our business practices which could materially adversely affect our business and financial results. For example, we entered into a settlement agreement relating to a lawsuit for copyright infringement whereby we agreed to pay Wixen $10.0 million in scheduled payments through September 2024 and approximately $5.5 million remains due. We currently do not have sufficient cash on hand to satisfy this obligation which could result in penalties under the settlement agreement. Although we do not currently have cash on hand to satisfy this obligation, we have access to certain facilities which we believe will help satisfy this obligation, including the up to $200.0 million available from the Sabeera Convertible Promissory Notes prior to this direct listing, of which we have drawn $         million to date. In addition, we have entered into a $500.0 million SEPA with “Yorkville” which may provide further liquidity and working capital support following this direct listing, if applicable conditions are met. We believe that we will be able to satisfy all current and future commitments under the Wixen Settlement due to our access to liquidity and capital lines. However, if we are not able to obtain sufficient financing to satisfy these obligations it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development and growth plans.

Given the large volume of content that various third parties make available on our Technology Platform, it is challenging for us to accurately verify the legitimacy of such content and review or moderate such content to ensure that it is otherwise in compliance with our policies, so inappropriate content may be posted or activities executed before we are able to take protective action, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable content, we may continue to allow use of our products or services by individuals or entities who others find hostile, offensive, or inappropriate. The activities or content of our Creators, Brands or users may lead us to experience adverse political, business and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our Creators, Brands or users, up to and including banning them from using our products, services, or properties, may harm our brand and reputation. In addition to liability based on our activities in the United States, we may also be deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, which may impose additional liability or expense on us, including additional theories of intermediary liability.

In addition, Brands may not wish to associate with certain types of content and if we cannot reliably exclude their ads from certain types of content, our business relationships may also be negatively impacted. If we fail to build and maintain an effective system to moderate the content on our Technology Platform, our users, Creators, or Brands may lose trust in us, our reputation may be impaired, and our business may be adversely affected.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Since we process personal information and other sensitive data such as confidential business data, trade secrets, and intellectual property, from and about our Creators, Brands, users, employees, service providers, and other third parties, we are subject to general business regulations and laws, as well as regulations and laws specific to the internet, which may include laws and regulations related to user privacy, data protection, information security, consumer protection, payment processing, taxation, intellectual property, electronic contracts, internet access and content restrictions. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the FTC, and various state, local and foreign regulators. The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal data of individuals. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized disclosure, release or transfer of personal data or other user data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our users to lose trust in us, which could have an adverse effect on our reputation and business. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the internet continue to develop.

As our service and others like us gain traction in international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services. Laws and regulations concerning privacy, data protection and information security are evolving, and changes to such laws and regulations could require us to change features of our services, which may in turn reduce demand for our services. Our failure to comply with federal, state and international data privacy laws and regulations could harm our ability to successfully operate our business and pursue our business goals. For example, the CCPA, among other things, requires covered companies to provide disclosures to California consumers and afford such consumers the ability to opt-out of sales of personal data.

Additionally, broad consumer privacy laws have been enacted in a number of states including California. Colorado, Connecticut, Iowa, Utah and Virginia. For example, the Montana legislature voted to ban Tik Tok on April 14, 2023. Governor Greg Gianforte signed Senate Bill 419, which prohibits mobile application stores from offering TikTok within the state. The bill also makes it illegal for Tik Tok to operate within the state. It is not yet fully clear how these laws will be enforced and how certain of their requirements will be interpreted. The effects of these laws are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. At the federal level, there is a significant and potentially transformative bipartisan bill being debated.

Other federal and state laws restrict the use and protect the privacy and security of personally identifiable information. For example, according to the Federal Trade Commission (FTC), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. In recent years, the FTC has paid increased attention to privacy and data security matters, and we expect them to continue to do so in the future.

The privacy of children’s personal data collected online is also becoming increasingly scrutinized both in the United States and internationally. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. A similar law, the California’s Age-Appropriate Design Code Act (“CAADCA”) was signed into law in California and goes into effect on July 1, 2024. The CAADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies. Passage of the CAADCA and similar laws may further complicate compliance efforts and may increase legal risk and compliance costs for us and our third party partners. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). Despite our efforts, no assurances can be given that the measures we have taken to address COPPA requirements will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new laws and regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age such as a comprehensive new measure just signed into law in Utah.

In addition, many foreign jurisdictions in which we do business, including the European Union and other jurisdictions have laws and regulations dealing with the collection and use of personal data obtained from their residents, which are more restrictive in certain respects than those in the U.S. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual. We may be required to modify our policies, procedures, and data processing measures in order to address requirements under these or other privacy, data protection, or cyber security regimes, and may face claims, litigation, investigations, or other proceedings regarding them and may incur related liabilities, expenses, costs, and operational losses.

Within the European Union, legislators adopted the EU GDPR, which became effective in May 2018, and which imposes heightened obligations and risk upon our business and which may substantially increase the penalties to which we could be subject in the event of any non-compliance. Under the EU GDPR, parties are either controllers, which are decision-makers that exercise overall control over the purposes and means of data processing, whether alone or jointly with one or more other persons, or processors, who act on behalf of, and only on the instructions of, the relevant controller. In the provision of our services to our users, we generally act as a controller, which imposes significant compliance obligations on us under the EU GDPR. If we fail to satisfy these obligations, we may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that we failed to comply with the applicable provisions of EU GDPR. In addition, further to the United Kingdom’s exit from the European Union on January 31, 2020, the EU GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. In addition, we are also subject to data protection laws in the United Kingdom. The UK GDPR and the UK Data Protection Act 2018 set out the United Kingdom’s data protection regime, which is independent from but aligned to the European Union’s data protection regime. Non-compliance with the EU GDPR, or UK GDPR, may result in monetary penalties of up to €20 million (or £17.5 million under UK GDPR) or 4% of worldwide annual turnover, whichever is higher. Further, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the EU GDPR, or UK GDPR, including audit and inspection rights, and powers to order temporary or permanent bans on all or some processing activities. The EU GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU GDPR and UK GDPR.

The EU GDPR also provides that European Economic Area (“EEA”) Member States may make their own further laws and regulations to introduce additional requirements (for example, related to the processing of “special categories of personal data,” as well as personal data related to criminal offenses or convictions) which adds to the complexity of processing personal data in or from the EEA or the United Kingdom. This may lead to greater divergence in the law that applies to the processing of personal data across the EEA and/or United Kingdom, compliance with which could limit our ability to collect and process data in the context of our EEA and/or United Kingdom operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

The EU GDPR also regulates cross-border transfers of personal data and requires transferee countries to have protections equivalent to protections available in the EU. The EU GDPR imposes strict rules on the transfer of personal data to countries outside the EEA, Switzerland or the United Kingdom, including the United States, in respect of which the European Commission or the United Kingdom government has not issued a so-called “adequacy decision” or “ adequacy regulation” (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. This includes putting in place the European Commission’s Standard Contractual Clauses (“SCCs”) for transfers outside of the EEA and a similar transfer mechanism for transfers of personal data outside of the United Kingdom, the International Data Transfer Agreement or Addendum (“IDTA”). Under both the EU GDPR and the UK GDPR, exporters are also required to assess the risk of the data transfer on a case-by-case basis, including conducting an analysis of the laws in the destination country. The SCCs had to be in place by December 27, 2022, whereas the IDTA must be implemented in all existing contracts by March 21, 2024. Finalizing the implementation of the updated SCCs and IDTA, and conducting the required risk assessments, may continue to necessitate significant contractual overhaul of our data transfer arrangements with users, sub-processors and vendors. On June 28, 2021, the European Commission published its decision recognizing the United Kingdom as having adequate laws to the protect the rights and freedoms of data subjects such that personal data may transfer to from the EU to the United Kingdom without an approved transfer mechanism. The decision is effective for four years and its continuing effect is dependent on United Kingdom and regulation on data privacy not diverging materially from the EU GDPR. The United Kingdom Government also confirmed that data transfers to the EU remain free flowing.

In addition, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users’ devices (other than those that are “strictly necessary” to provide services requested by the user), including those used for analytics, personalization of experiences and advertising. These requirements may increase our exposure to regulatory enforcement actions, increase our compliance costs and reduce demand for our products. A new regulation proposed in the EU, which would apply across the EEA, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which our products rely, as well as increase restrictions on the types of direct marketing campaigns that our platform enables. The final version of the ePrivacy Directive is likely to introduce regulatory enforcement powers akin to those available to supervisory authorities under the EU GDPR, including significant administrative fines and other penalties for non-compliance. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance on the requirement to seek strict opt-in consent to all non-essential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. We are likely to need to invest significantly in compliance with these types of new legislation in order to attract and maintain users in the EEA.

The global regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The proliferation of privacy and data protection laws has heightened risks and uncertainties concerning cross-border transfers of personal data and other data, which could impose significant compliance costs and expenses on our business, increase our potential exposure to regulatory enforcement and/or litigation, and have a negative effect on our existing business and on our ability to attract and retain new users.

We publicly post documentation regarding our practices concerning the collection, processing, use and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

We may in the future be, subject to enforcement actions, investigations, litigation, or other inquiries regarding our data privacy and security practices. Additionally, advocacy organizations have also filed complaints with data protection authorities against advertising technology companies, arguing that certain of these companies’ practices do not comply with the EU GDPR and/or the UK GDPR. It is possible that investigations or enforcement actions will involve our practices or practices similar to ours. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to claims, legal proceedings or other actions by individuals or governmental authorities based on privacy or data protection regulations and our commitments to users or others, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our ability to process personal data, our costs could increase, and our business, results of operations and financial condition could be harmed. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no user information is compromised, we may incur significant fines, negative publicity and reputational damage or experience a significant increase in costs.

Because the interpretation and application of privacy and data protection laws, regulations and standards are uncertain and quickly changing, it is possible that these obligations may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our practices. Preparing for and complying with these obligations requires significant resources. Further, adaptation of the digital advertising marketplace requires increasingly significant collaboration between participants in the market, such as content Creators, Brands and marketers. Failure of the industry to adapt to changes in data privacy and security obligations and user response to such changes could negatively impact inventory, data, and demand. We cannot control or predict the pace or effectiveness of such adaptation, and we cannot predict the impact such changes may have on our business. In addition, it may be necessary for us to fundamentally change our business activities, information technologies, systems, and practices, and to those of any third parties that process personal information on our behalf.

Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail or be perceived to have failed to do so. For example, our subsidiary, TrillerTV, is party to a class action over its use of consumer personal identifying information from Facebook. Moreover, despite our efforts, our customers, personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others. Any inability, or perceived inability, to address or comply with applicable data privacy or security obligations could result in significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal information; and orders to destroy or not use personal information. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; additional costs and liabilities; damage our reputation; reduction in sales and demand for our platform; and harm our business.

Moreover, as internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely. For example, California’s Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. Other states have enacted similar laws in recent years. As a result, a wave of consumer class action lawsuits has been brought against companies that offer online products and services on a subscription or recurring basis. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business, and proceedings or actions against us by governmental entities or others, which could impact our operating results. As we improve our TV streaming platform, we may also be subject to new laws and regulations specific to such technologies.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

The size of our user base and our users’ level of engagement across our products are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active users of our products that deliver ad impressions. We have experienced, and expect to continue to experience, fluctuations and declines in the size of our active user base in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. User growth and engagement are also impacted by a number of other factors, including competitive products and services, such as TikTok, that have reduced some users’ engagement with our products and services, as well as global and regional business, macroeconomic, and geopolitical conditions. For example, the COVID-19 pandemic has led to increases and decreases in the size and engagement of our active user base from period to period at different points during the pandemic, and the resulting effects from the COVID-19 pandemic may continue to have a varied impact on the size and engagement of our active user base in the future. Any future declines in the size of our active user base may adversely impact our ability to deliver ad impressions and, in turn, our financial performance.

If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other social networking companies that achieved early popularity have since seen their active user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

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our products are subject to increased regulatory scrutiny or approvals, including from international privacy regulators (particularly in the EEA/UK), or there are changes in our products that are mandated or prompted by legislation, regulatory authorities, executive actions, or litigation, including settlements or consent decrees, that adversely affect the user experience;

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we are unable to offer a number of our most significant products and services, including Facebook and Instagram, in Europe, or are otherwise limited in our business operations, as a result of European regulators, courts, or legislative bodies determining that our reliance on Standard Contractual Clauses (“SCCs”) or other legal bases we rely upon to transfer user data from the European Union to the United States is invalid; and

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there is decreased engagement with our products, or failure to accept our terms of service, as part of privacy-focused changes that we have implemented or may implement in the future, whether voluntarily, in connection with the EU GDPR and/or the UK GDPR, the European Union’s ePrivacy Directive, CPRA, or other laws, regulations, or regulatory actions, or otherwise.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, particularly for our significant revenue-generating Technology Platform, our revenue and financial results may be adversely affected. Any significant decrease in user retention, growth, or engagement could render our products less attractive to users, marketers, and developers, which is likely to have a material and adverse impact on our ability to deliver ad impressions and, accordingly, our revenue, business, financial condition, and results of operations. As the size of our active user base fluctuates in one or more markets from time to time, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to grow revenue.

Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect our ability to provide our services and could impact our results from operations or result in costs and fines.

We may use a variety of direct marketing techniques to promote our business, including email marketing, telemarketing and marketing conducted via SMS and MMS messages. In the United States, these activities are regulated by laws such as the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act (“TCPA”) and various state laws and regulations governing telephone solicitation and text message marketing.

The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of message recipients to opt out of receiving commercial emails may minimize the effectiveness of our marketing efforts. In addition, certain foreign jurisdictions, such as Australia, Canada, the United Kingdom, and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending commercial email unless the recipient has provided the sender advance consent to receive such email, or in other words has “opted-in”. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our marketing efforts. Any failure by us to comply fully with the CAN-SPAM Act or other laws governing our commercial email programs may subject us to substantial fines and penalties.

Similarly, the TCPA is a U.S. federal statute that protects consumers from unwanted telephone calls, faxes and text messages. TCPA violations can result in significant financial penalties for businesses including civil forfeiture penalties or criminal fines imposed by the Federal Communications Commission (“FCC”) and statutory damages liability through consumer lawsuits brought by private plaintiffs or public enforcement actions brought by state attorneys general or other consumer protection authorities.

Numerous class-action suits under federal and state laws have been filed in recent years against companies that conduct telemarketing and texting campaigns, with many resulting in multi-million-dollar judgments or settlements. While we strive to comply with all laws applicable to our marketing operations, courts, the FCC, and other enforcement authorities may disagree with our interpretations of such laws and subject us to penalties, statutory damages and other liability for noncompliance. Determination by a court or regulatory agency that our operations violate the TCPA or other marketing laws could require us to terminate some portions of our business, and could have material adverse effect on our business, operating results, and financial condition. Even an unsuccessful legal challenge of our marketing activities could result in adverse publicity and could require a costly response from us.

Moreover, many states have enacted telemarketing and text message marketing laws and regulations that are even more proscriptive than the TCPA and that pose additional litigation and regulatory enforcement risks. For example, Florida, Washington, and Oklahoma have enacted statutes that are in many respects more restrictive than the TCPA. Other U.S. states may pass similar (or possibly more burdensome) laws in the future that may erode our ability to effectively market our services via telephone solicitation or text messaging and expose us to currently unforeseen liability. The TCPA and other laws governing our marketing activities are also subject to frequent amendment, as well as to reinterpretation by courts and regulators, and any future amendments or interpretations could adversely affect the continuing effectiveness of our marketing efforts and could force changes in our marketing strategies. We may not be able to respond to such developments with adequate alternative marketing strategies and, as result, any such developments could have an adverse effect on our business, operating results, and financial condition.

If our or our users’ security measures are compromised or unauthorized access to our data (including that of our users or other sensitive or confidential information) is otherwise obtained, our Technology Platform may be perceived as not being secure, our users may be harmed and may curtail or cease their use of our Technology Platform, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of users of our platform, including personally identifiable information and sensitive information of the company. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our users and our business.

Our products and services involve the collection, storage, processing, and transmission of a large amount of data. Cyber-attacks and other malicious internet-based activity continue to increase generally, and platforms that maintain data such as the data we maintain have been targeted by such attacks. If our security measures are compromised as a result of third-party action, employee or user error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. If third parties with whom we work, such as vendors or developers, violate applicable laws, our security policies or our acceptable use policy, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. In addition, if the security measures of our users are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our users or anyone else incorrectly attributes the blame for such security breaches to us or our systems. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our user base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our users’ data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in our industry, have occurred on our systems in the past, and will occur on our systems in the future.

Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry. Our internal computer systems and those of our current and any future strategic collaborators, vendors, and other contractors or consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, cybersecurity threats, terrorism, war and telecommunication and electrical failures. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or user data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. The techniques used to sabotage or to obtain unauthorized access to our Technology Platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Additionally, during the recent COVID-19 pandemic, and potentially beyond as remote work and resource access expand, there is an increased risk that we may experience cybersecurity-related events such as COVID-19 themed phishing attacks, exploitation of any cybersecurity flaws that may exist, an increase in the number cybersecurity threats or attacks, and other security challenges as a result of most of our employees and our service providers continuing to work remotely from non-corporate managed networks. We have previously been, and may in the future become, the target of cyber-attacks by third parties seeking unauthorized access to our or our users’ data or to disrupt our operations or ability to provide our services.

We also rely on third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts. In addition, some of our developers or other partners, such as those that help us measure the effectiveness of ads, may receive or store information provided by us or by our users through mobile or web applications integrated with our products. We provide limited information to such third parties based on the scope of services provided to us. Our ability to monitor these third parties’ cybersecurity practices is limited. These third-party providers and technologies may not have adequate measures in place, and could experience or cause a security incident that compromises the confidentiality, integrity or availability of the systems or technologies they provide to us or the information they process on our behalf. While we have taken steps designed to protect the proprietary, regulated, sensitive, confidential and personal information in our control, our security measures or those of the third parties on which we rely may not be effective against current or future security risks and threats. If these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed. Additionally, we do not currently maintain company-wide policies and procedures with respect to such risks, instead relying on our individual business units to implement the appropriate policies and procedures that each such business unit believes necessary. Such approach may be less effective than implementing global policies across all business units.

If we or one of our trusted third parties were to experience a cyberattack leading to interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, we may experience intrusions on our physical premises by any of these threat actors. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our competitive position could be harmed. Any breach, loss, or compromise of personal data may also subject us to civil fines and penalties, or claims for damages either under the EU GDPR and relevant member state law in the European Union, other foreign laws, and other relevant state and federal privacy laws in the United States.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data Security compromises experienced by our competitors, by our users or by us may lead to public disclosures, which may lead to widespread negative publicity. For example, in July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode user confidence in the effectiveness of our security measures, negatively impact our ability to attract new users, cause existing users to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results.

For example, our subsidiary, FITE TV, is party to a class action over its use of consumer personal identifying information from Facebook. Any such inquiries could subject us to substantial fines and costs, require us to change our business practices, divert resources and the attention of management from our business, or adversely affect our business.

We face uncertainties associated with international markets.

Our production of live Events overseas subjects us to the risks involved in foreign travel, local regulations, including regulations requiring us to obtain visas for our performers, and political instability inherent in varying degrees in those markets. In addition, the licensing of our television and branded merchandise in international markets exposes us to some degree of currency risk. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets.

A material portion of our revenue is generated outside of the United States.

Approximately 23.2% of our revenue for the fiscal year ended December 31, 2022 was generated outside of the United States. The majority of the 23.2% of our revenue for the fiscal year ended 2022 generated outside of the United States was derived from the United Kingdom, Australia and Canada. Global political uncertainty poses risks of volatility in global markets, which could negatively affect our operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect our business, sales, hiring and employee retention. Implications related to our non-U.S. sales may negatively impact our financial operating results. These implications include foreign currency effects, tariffs, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, compliance with international laws, treaties and regulations, unexpected changes in regulatory or tax environments, disruptions in supply or distribution, dependence on foreign personnel and various employee work agreements, foreign governmental action, as well as economic and social instability. In addition, there may unfavorable tax law changes.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, taxation, regulatory, political and economic risks and conditions specific to such markets.

We provide our Technology Platform in certain jurisdictions abroad through brands and businesses that we own and operate, including Asia, Latin America, Europe and Africa, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	enhanced difficulties in reviewing content on our Technology Platform;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	fluctuations in currency exchange rates and compliance with currency controls;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost-efficient basis.

Failure to expand internationally and manage the complexity of international operations could harm our business, financial condition, and results of operations. In addition, we may be subject to additional liabilities associated with the content on our Technology Platform due to content regulation which may vary based on our international operations. For additional information, see Risk Factor—“We may be subject to disputes or liabilities associated with content made available on our service.”

Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

We are subject to extensive U.S. and foreign government regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues and other facilities;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, harassment and discrimination, and other labor and employment laws and regulations;

•	compliance with the U.S. Americans with Disabilities Act of 1990;

•	compliance with applicable antitrust and fair competition laws;

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compliance with applicable international trade controls, such as import, export control, and economic and trade sanctions laws and regulations, that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

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compliance with anti-corruption laws, anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	licensing laws for athlete agents;

•	licensing laws for the promotion and operation of boxing events;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the EU GDPR and the EU e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any such enforcement or similar action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and any imposed sanctions could further harm our business, results of operations, and financial condition. There can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs or subject it to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our Events, particularly relating to drugs and alcohol or the spread of COVID-19.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for Events in order for us to promote and conduct our live Events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, including the laws and regulations that apply to dealings with or involving government agencies, state-affiliated entities and their officials (such as anti-corruption laws), whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live Events and productions in the relevant jurisdictions or become subject to investigations or enforcement actions. Instances of noncompliance with applicable laws may result in the imposition of fines or other penalties, including the inability to present our live Events and productions in the relevant jurisdictions, which could lead to a decline in revenue streams or have other adverse effects on our business, financial condition, and results of operations.

We are required to comply with export control and economic and trade sanctions laws imposed by the United States or by other jurisdictions where we have operations, maintain personnel or otherwise do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we are not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services or technology from, or engage in transactions with, individuals and entities that are the target of applicable sanctions. We are also required to conduct our business in compliance with applicable export control requirements, including those that apply to the development and distribution of software, technology and other items. Our products have in the past, and could in the future be, provided inadvertently in violation of such laws. Any violation of export control or sanctions laws could result in fines, other civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., loss of export privileges, debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or any other thing of value to government officials and others in the private sector. As we increase our international sales and business, which may include increased interactions with officials and employees of government agencies or state-owned or -affiliated entities, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

In addition, in the future we may use third parties to sell access to our products and services and conduct business on our behalf outside the United States. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or -affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, as well as our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or applicable anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.

Risks Related to Our Operations

We depend on the continued service of the members of our executive management team and other key employees, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees. Although we have entered into employment agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed, and cause employee morale problems and the loss of additional key employees, managers and clients.

We may be unsuccessful in our strategic acquisitions and investments, and we may pursue acquisitions and investments for our strategic value in spite of the risk of lack of profitability.

We face significant uncertainty in connection with acquisitions and investments. To the extent we choose to pursue certain investment or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments or strategic partners, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms, requisite government approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments will not be profitable, but may be of strategic value to us. Our current and future acquisitions, investments, including existing investments accounted for under the equity method may also require that we make additional capital investments in the future, which would divert resources from other areas of our business. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company, making an investment or entering into a strategic business agreement and, as such, may not obtain sufficient warranties, indemnities, insurance or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and strategic business arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of future debt.

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

During the year ended December 31, 2022, approximately 23.3% of our sales were to customers outside of the United States of America. As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our Technology Platform in additional languages and on-boarding new Creators, Brands and users outside the United States. Any new markets or countries into which we attempt to sell subscriptions to our Technology Platform or other products may not be receptive to our business development activities. We currently have sales personnel and sales and customer and product support operations in the United States, Canada, Bulgaria, the Netherlands, France, the United Kingdom, India and Mexico. We believe that our ability to attract new customers to our Technology Platform and to convince existing customers to renew or expand their use of our Technology Platform is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent that we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

•

providing our Unified-CXM platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

•	compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

•	legislative changes that may impose fines or other penalties for failure to comply with certain content removal, law enforcement cooperation and disclosure obligations;

•	longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	hiring, training, motivating and retaining highly-qualified personnel, while maintaining our corporate culture;

•	increased financial accounting and reporting burdens and complexities;

•	longer sales cycle and more time required to educate enterprises on the benefits of our Technology Platform outside of the United States;

•	requirements or preferences for domestic products;

•

limitations on our ability to sell our Technology Platform and for our solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•

orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our services. For example, legislation in Germany and India has resulted in the past, and may result in the future, in the imposition of fines or other penalties for failure to comply with certain content removal, law enforcement cooperation, and disclosure obligations;

•	political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union;

•

compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our Technology Platform and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

•

heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	new and different sources of competition;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	the need for localized subscription agreements;

•	the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

•	increased reliance on channel partners;

•	reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Global political uncertainty also poses risks of volatility in global markets, which could negatively affect our operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect our business, sales, hiring and employee retention.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our Technology Platform and related services, each of which could adversely affect our business, results of operations and financial condition.

Existing and future laws and evolving attitudes about data privacy and security may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our artificial intelligence algorithms.

Jurisdictions outside of the United States, the EU, and the UK also are passing more stringent data privacy and security laws, rules and regulations with which we may be obligated to comply. For example, Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (“LGPD”) (Law No. 13,709/2018), China’s Personal Information Protection Law (“PIPL”), and Japan’s Protection of Personal Information (“APPI”), impose strict requirements for processing personal data.

We continue to see jurisdictions imposing data localization laws, which require personal data, or certain subcategories of personal data, to be stored in the jurisdiction of origin. Specifically, Russia, China and India have passed or are in the process of passing laws that impose more stringent requirements on data privacy and which have, amongst other things, more stringent data localization requirements. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services and/or collaborate with partners in those markets without significant additional costs.

In addition to our legal obligations, our contractual obligations relating to data privacy and security have become increasingly stringent due to changes in data privacy and security and the expansion of our service offerings. Certain data privacy and security laws, such as the EU GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers.

Apart from government activity and our customer contracts, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers expect us to meet voluntary certification and other standards established by third parties, such as TRUSTe, the American Institute for Certified Public Accountants, or the International Standards Organization. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Business partners and other third parties with a strong influence on how consumers interact with our products, such as Apple, Google, Facebook and Mozilla, may create new privacy controls or restrictions on their products and platforms, limiting the effectiveness of our services.

With laws, rules, regulations and other obligations relating to data privacy and security imposing new and stringent obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if the third parties we work with, such as our vendors or third-party service providers, violate applicable laws, rules or regulations or our policies, such violations also may put our or our customers’ data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our third-party service providers to comply with our applicable internal and external policies or notices relating to data privacy or security, our contractual or other obligations to customers or other third parties, or any of our other legal obligations relating to data privacy or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation, disputes or other claims, indemnification requests, restrictions on providing our services, claims or public statements against us by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of our customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

The costs of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy and security applicable to the businesses of our customers may adversely affect our customers’ ability and willingness to use, collect, manage, disclose, handle, store, transmit and otherwise process information from their employees, customers and partners, which could limit the use, effectiveness and adoption of our Technology Platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our business, results of operations, financial condition, reputation, or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Additionally, our current litigation related obligations are significantly greater than our cash on hand as of September 30, 2023 of $1.0 million. For example, as of the date of this prospectus, we owe approximately $37.0 million, plus interest, to the owners of Verzuz which is due and payable. This may affect our ability to remain solvent and pay our obligations when they come due, including under existing litigation settlement obligations and new adverse judgments. If we are unable to resolve any such matters favorably, our business, operating results, and financial condition may be adversely affected. See Risk Factor—“We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.”

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately addresses the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counter claim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition. See “Business—Legal Proceedings” and Note 14, Commitment and Contingencies, of the consolidated financial statements included elsewhere in this prospectus for a description of our legal proceedings for additional information.

We may be subject to liability claims if we breach our contracts.

We are subject to numerous obligations in our contracts with our business partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we have breached commitments in the past and may breach these commitments in the future, whether through a weakness in these procedures, systems, and internal controls, inability or difficulty complying with commitments, whether due to lack of resources or capabilities or otherwise, negligence, or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate it for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. See “Business—Legal Proceedings” for additional information and Note 14, Commitment and Contingencies—Samsung Arbitration Award, of the consolidated financial statements included elsewhere in this prospectus for a description of our legal proceedings for additional information.

In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention. For example, we are currently involved in litigation regarding payment of fees with Universal Music Publishing Group. For additional information, see Risk Factor—“We are involved in lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.” above.

The market and sectors in which we participate are competitive and rapidly evolving, and if we do not compete effectively with established companies as well as new market entrants our business, results of operations, and financial condition could be harmed.

Our business model is a new category of integrating entertainment and social media with technology in a rapidly evolving market that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services. Moreover, we expect competition to increase in the future from established competitors and new market entrants, including established technology and major media companies who have not previously entered the market. Our other competitors fall into the following categories: live sports events and pay-per-view programming, such as WWE and UFC; web content programming platforms, such as Netflix; and social media companies with social video features, such as Instagram, Facebook, Snapchat and TikTok. With the introduction of new technologies, the evolution of our business, and new market entrants, we expect competition to intensify in the future. Established companies may not only develop their own live events programming platforms and social video sharing technology, but also acquire or establish product integration, distribution, or other cooperative relationships with our current competitors. For example, while we currently partner with entertainment and media companies, they may develop and introduce products that directly or indirectly compete with us. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. In addition, with the recent increase in large merger and acquisition transactions in the entertainment, social media and technology industry, there is a greater likelihood that we will compete with other large entertainment and media companies in the future. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using us.

Conditions in our market could also change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation, and it is uncertain how our market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar or superior products and technologies that compete with us. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm our business, results of operations, and financial condition.

Certain metrics and estimates of market opportunity included in this prospectus may prove to be inaccurate.

This prospectus includes certain internal estimates of the market for our Technology Platform and other opportunities. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates, forecasts and other forward-looking information in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all. In addition, certain of the metrics, including number of user interactions enabled, number of social media posts and number of social media reactions, included in this prospectus are based on data we collect and obtain from third party APIs and we are not able to independently verify the data underlying such metrics or determine if the datapoints in such metrics represent users. We currently do not have systems or processes in place to accurately measure the amount of potential duplicative accounts on a continuous basis, although we have in the recent past undertaken a robust process to purge as many of the duplicate and bot accounts as practical be given our resources. Although we are responsible for the disclosure provided in this prospectus and believe such third-party information is reliable, we have not independently verified any such third-party information. As such, the metrics we include in this prospectus may prove to not be accurate.

Our Technology Platform and products are dependent on APIs built and owned by third parties, including social media networks, and if we lose access to data provided by such APIs or the terms and conditions on which we obtain such access become less favorable, our business could suffer.

Our Technology Platform and products depend on the ability to access and integrate with third-party APIs. In particular, we have developed our products to integrate with certain social media network APIs and the third-party applications of other parties. Generally, APIs and the data we receive from the APIs are written and controlled by the application provider. Any changes or modifications to the APIs or the data provided could negatively impact the functionality of, or require us to make changes to, our platform and products, which would need to occur quickly to avoid interruptions in service for our customers.

To date, we have not relied on negotiated agreements to govern our relationships with most data providers and, in general, we rely on publicly available APIs. As a result, in many cases, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such integrations, and which are subject to change by such providers from time to time. Our business, cash flows or results of operations may be harmed if any third party provider changes, limits or discontinues our access to its APIs and data, modifies its terms of service or other policies, including fees charged or restrictions on us or application developers, changes or limits how we can use information and other data collected through the APIs; or experiences disruptions of its technology, services or business generally.

We ratified certain actions pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act.

Prior to the Reorganization, the board of directors of Triller Hold Co LLC and its unitholders will ratify certain actions, including the issuance of units, pursuant to Section 18-106(e) of the Delaware Limited Liability Company Act (Section 18-106(e)), which allows a Delaware limited liability company to ratify a defective act or transaction retroactively to the date the corporate act or transaction was originally taken. Although we believe we will comply with the procedures and requirements of Section 18-106(e), there can be no assurance that (i) claims that the actions or issuances that were ratified are void or voidable due to the identified failure of authorization, or (ii) claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 18-106(e) not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful. If any of the ratifications pursuant to Section 18-106(e) were not effective, then the ratified acts would be invalid and, as applicable, we could have liability to our stockholders, as applicable, including being subject to monetary damages and rescission rights.

Additionally, there are certain corporate actions that the board of directors of Triller Hold Co LLC and its unitholders will need to ratify regarding our previous corporate actions, including prior issuances of equity. Although we expect to obtain these ratifications and fully comply with the procedures and requirements of Section 18-106(e), there can be no assurance that we will do so and that (i) claims that the actions or issuances to be ratified are void or voidable due to the identified failure of authorization, or (ii) claims that the Delaware Court of Chancery should declare in its discretion that the ratification pursuant to Section 18-106(e) should not be effective or be effective only on certain conditions or other claims related thereto, will not be asserted, and, if asserted, that any such claims will not be successful.

Risks Related to Accounting, Currency and Tax Matters

Our restatement of our consolidated financial statements, and possible future restatements, may have a material adverse effect on us.

We have effected restatements of prior period financial results as of and for the periods ended December 31, 2021. As a part of a reorganization and refocus of our business in 2022, it was determined that the Triller app would not be a revenue generating business model. As a result, we determined that costs that had previously been reported in cost of revenue would now be reported as part of sales and marketing expenses and general and administrative expenses. The restatement of prior financial periods has consumed a significant amount of management time and resources and may continue to do so. It has also resulted in substantial costs in the form of accounting, legal fees, and similar professional fees, in addition to the substantial diversion of time and attention of our senior management and members of our accounting team.

Our independent registered public accounting firm’s audit of our financial statements consisted primarily of substantive testing, where the auditor gathered samples to identify any material misstatements in our accounting records or other data, and did not include any tests on our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Since our independent registered public accounting firm identified material weakness in our internal controls, we are subject to a number of additional risks and uncertainties, including the increased possibility of legal proceedings and could adversely impact our operations.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If our remediation of the material weaknesses and significant deficiencies are not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Upon listing on the NYSE, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We have been a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. To date, we have never conducted a review of our internal control for the purpose of providing the reports required by the Sarbanes-Oxley Act. During our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports.

In connection with the preparation of our 2022 condensed and consolidated financial statements, we and our independent auditors identified material weaknesses and significant deficiencies in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

These material weaknesses related to the following:

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We do not have an internal corporate accounting team – all accounting functions are outsourced to external accounting and consulting firms. As a result, we have not been devoting adequate resources to our accounting and reporting functions in order to properly and timely record, file and review our financial transactions on a regular basis in order to ensure accuracy.

•

We do not have a properly documented internal control system in accordance with the requirements of the Committee on Sponsoring Organizations (“COSO”) or any similarly appropriate internal control methodology or formal documentation of our systems of internal control.

•	As discussed in Note 2 to the financial statements, we restated our 2021 financial statements to correct for certain errors.

•

We had errors in certain cash flow calculations used as part of the purchase price allocations for certain acquisitions, which resulted in an overstatement of the value of intangible assets acquired. We recorded an audit adjustment to correct the error.

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We failed to adjust the numerator in our calculation of loss per unit for deemed distributions and change in fair value of debt and warrant liability. We recorded an audit adjustment to correct the error.

Our auditor also noted the following deficiencies that we believe to be significant deficiencies. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.

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We performed calculations of the fair value of certain warrants using improper inputs, and as a result, recorded an improper amount of unit-based compensation expense. The misstatements were immaterial.

•	We failed to properly reclassify redeemed units, payable in cash, from mezzanine equity to a current liability. We recorded an audit adjustment to correct the error.

•	We recorded and improper value transferred to preferred stockholders in calculating the value of a deemed distribution. We recorded an audit adjustment to correct the error.

•	We recorded revenue from a contract for which the performance obligations had not been satisfied. We recorded an audit adjustment to correct the error.

•	We failed to reverse unit-based compensation expense for a cancelled agreement. The misstatement was immaterial.

•	We failed record to certain, immaterial, accruals for certain expenses.

•	We did not maintain consistent documentation of all of its transactions.

•	In certain instances, we failed to provide copies of updated or final versions of contracts.

As the hiring of additional finance and accounting personnel becomes economically feasible, we intend to take appropriate and timely steps to remediate these material weaknesses and significant deficiencies through the implementation of appropriate segregation of duties and formalization of accounting policies and controls. These steps include:

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hiring of a permanent Corporate Controller, Director of Financial Reporting, accounting managers and other team members to provide oversite of both corporate reporting and consolidated accounting functions for the Company and all subsidiaries;

•	implementing a company-wide enterprise resource planning system to consolidate accounting for all subsidiaries at the corporate level in fiscal 2024;

•	implementing stock administration software to automate accounting and reporting for stock option and equity plans and other equity awards; and

•	implementing corporate reporting and accounting controls in compliance with Sarbanes-Oxley Act Section 404(a) on or before December 31, 2024.

However, we cannot assure you that these measures will significantly improve or remediate the material weaknesses and significant deficiencies described above. As of the date of this prospectus the material weaknesses and significant deficiencies have not been remediated.

We may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our combined and consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

Although we are in the process of implementing internal controls, we are in the early stages of such implementation. We cannot assure you that the measures we have taken to date will be sufficient to remediate any weaknesses in our internal controls that we may identify or prevent the identification of significant deficiencies or material weaknesses in the future. If the steps we take do not create effective internal controls in a timely manner, there could be a reasonable possibility that our internal controls will be ineffective and could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis. If we are required to restate our consolidated financial statements in the future, we may be the subject of negative publicity focusing on financial statement inaccuracies and resulting restatement. In addition, our financial results as restated may reflect results that are less favorable than originally reported. In the past, certain publicly traded companies that have restated their consolidated financial statements have been subject to shareholder actions. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our Series A common stock to decline after this offering. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements may have a material adverse effect on our stock price.

We may face exposure to foreign currency exchange rate fluctuations.

Today, our contracts with paid customers outside of the United States are sometimes denominated in local currencies. In addition, the majority of our foreign costs are denominated in local currencies. Over time, an increasing portion of our contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Changes in existing financial accounting standards or practices may harm our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements relate to and include, but are not limited to, determining the fair value of equity consideration transferred, assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit based compensation; the fair value of contingent earn out liabilities; the fair value of debt for which the fair value option has been elected; the fair value of warrant liabilities; internally developed software; impairment of goodwill and intangible assets with definite lives and other long-lived assets; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Series A common stock.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations

As of December 31, 2022, certain corporate subsidiaries of ours collectively had net operating loss (“NOL”) carryforwards for U.S. federal and State income tax purposes of approximately $5.0 million and $1.4 million, respectively, which may be available to offset taxable income in the future, if any. Under current law, U.S. federal NOLs generated in tax years beginning before January 1, 2018 may be carried forward for 20 tax years. U.S. federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to no more than 80% of current year taxable income.

In addition, in general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. We have not undertaken any analysis under Section 382 of the Code, but we believe it is likely that we have undergone ownership changes, which may result in limitations on our ability to utilize our NOLs. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. We have made numerous recent acquisitions, and the existing NOLs of some of our subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize some portion of our NOLs, none of which are currently reflected on our balance sheet, even if we attain profitability.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New income, sales and use, or other tax laws or regulations could be enacted at any time, and existing tax laws and regulations could be interpreted, changed, modified, or applied adversely to us. These events could require us to pay additional taxes on a prospective or retroactive basis, as well as penalties, interest, and other costs for past amounts deemed to be due. New laws, or laws that are changed, modified, or interpreted or applied differently also could increase our compliance, operating, and other costs, as well as the costs of our products. Recent legislation in the United States, commonly referred to as the Inflation Reduction Act, enacts a 15% minimum tax on the adjusted financial statement income of certain large U.S. corporations for tax years beginning after December 31, 2022, as well as a 1% excise tax on stock repurchases made by public corporations after December 31, 2022. Further, legislation enacted in 2017 (informally titled the Tax Cuts and Jobs Act (the “TCJA”) and the Coronavirus Aid, Relief, and Economic Security Act) enacted many significant changes to U.S. tax laws, some of which may be modified in the future by the current or a future presidential administration. Further guidance from the IRS and other tax authorities with respect to such legislation may also affect us. For instance, for certain research and experimental expenses incurred in tax years beginning after December 31, 2021, the TCJA requires the capitalization and amortization of such expenses over five years if incurred in the United States and fifteen years if incurred outside the United States, rather than deducting such expenses currently. Although there have been legislative proposals to repeal or defer the capitalization requirement, there can be no assurance that such requirement will be repealed, deferred or otherwise modified. In addition, it is uncertain if and to what extent various states will conform to current U.S. federal tax law, or any newly enacted U.S. federal tax legislation. Changes in corporate tax rates, the realization of NOLs and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets and could increase our future tax expense.

We could be required to collect additional sales taxes or be subject to other tax liabilities, which may adversely affect our business and results of operations.

Due to the global nature of the internet, various states and non-U.S. countries might attempt to impose new or additional sales, use, value-added, or other taxes relating to our business or activities. For instance, in 2018, in South Dakota v. Wayfair, Inc., the U.S. Supreme Court held that states may charge taxes on purchases made by their residents from out-of-state sellers that have no physical nexus to the state. After such decision, several states have imposed an economic presence standard with respect to the imposition of taxes. These new rules often have uncertainty with respect to the level of activity necessary to cause a taxable presence for taxpayers within the state. Although we believe that we currently collect sales taxes in all states that require us to do so, a successful assertion by one or more states requiring us to collect sales taxes where we currently do not, or to collect additional sales taxes in a state in which we currently collect them, could result in substantial tax liabilities (including penalties and interest). Other new or revised taxes, such as digital taxes, could also create significant increases in our tax liabilities and tax compliance costs. Any of these events could have a material adverse effect on our business and results of operations.

We will incur increased costs and obligations as a result of being a public company.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we were not required to incur in the past. After the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also become subject to other reporting and corporate governance requirements, including the requirements of NYSE and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a commitment of additional resources, and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements, and the commitment of resources required for implementing them could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and could place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings, then it could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

We will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to provide a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the first fiscal year beginning after the effective date of the registration statement of which this prospectus forms a part and in each year thereafter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, or have not remedied any material weaknesses we have identified, we will be unable to assert that our internal controls are effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As an “emerging growth company,” we will avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. See Risk Factors — “We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities, may need to restate our annual or interim financial statements, and incur additional costs.” There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could cause the price of our Series A common stock to decline and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Proposed Direct Listing and the Ownership of our Series A Common Stock

Our listing differs significantly from an underwritten initial public offering.

Prior to the opening of trading on NYSE, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the. This Direct Listing of our Series A common stock on NYSE differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

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There are no underwriters. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Series A common stock on NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Series A common stock. Unlike in a traditional underwritten offering, this prospectus does not include the registration of additional shares that may be used at the option of the underwriters in connection with overallotment activity. Moreover, we will not engage in, and have not and will not, directly or indirectly, request our financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of our Series A common stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of our Series A common stock on NYSE, there could be greater volatility in the trading price of our Series A common stock during the period immediately following the listing. See Risk Factor “— Our stock price could decline significantly and rapidly.”

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In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Although our executive officers, directors and stockholders holding approximately    % of our capital stock have entered into lock-up agreements with us until         ,         . Consequently, our stockholders, including our executive officers, directors and certain other significant stockholders subject to such lock-up agreement, may sell any or all of their shares at any time (subject to any restrictions under applicable law). If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Series A common stock in the market, which could adversely impact the trading price of our Series A common stock. See Risk Factor “— Following our listing, sales of substantial amounts of our Series A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Series A common stock to decline.”

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We did not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Series A common stock on NYSE. Instead, we hosted an investor day on            and engaged in certain other investor education meetings. On             ,            we announced the date for this investor day over financial news outlets in a manner consistent with typical corporate outreach to investors. We prepared an electronic presentation for this investor day, which included content similar to a traditional roadshow presentation. A version of the presentation is publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will be as effective a method of investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Series A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Series A common stock.

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Such differences from an underwritten initial public offering could result in a volatile trading price for our Series A common stock and uncertain trading volume, which may adversely affect your ability to sell any Series A common stock that you may purchase.

Unlike an underwritten initial public offering, the ability of stockholders to assert claims under the Securities Act in connection with a direct listing is uncertain. Unresolved pending and future litigation involving other offerings may limit or bar your ability to bring claims under the Securities Act in connection with this offering. Conversely, if in the future stockholders are permitted to assert claims under the Securities Act in connection with this direct listing, we may experience increased litigation which could harm our business.

Historically, stockholders who purchase securities pursuant, or “traceable,” to a registration statement filed in connection with an underwritten public offering have had standing to assert claims against the issuer and others under the Securities Act. However, due to the different structure and mechanics of a direct listing and limited judicial precedent construing these offerings it is uncertain whether courts would find that a stockholder would be able to “trace” its securities to this registration statement or otherwise have standing to sue under the Securities Act, thus creating a risk that stockholders may not be able to assert claims that would otherwise be available in connection with an unwritten public offering. Specifically, the U.S. Court of Appeals for the Ninth Circuit ruled in Pirani v. Slack Technologies, Inc., No. 20-16418 (9th Cir. 2021) (the “Slack Standing Case”) that investors in a direct listing do have standing to sue under the Securities Act, rejecting the contrary argument that investors cannot trace their securities to the registration in a direct listing and thus lack standing to bring claims under the Securities Act. Thereafter, the U.S. Supreme Court heard an appeal of the Slack Standing Case, and issued its opinion on June 1, 2023 in Slack Technologies LLC, FKA Slack Technologies, Inc. v. Pirani, et al., Case No. 22-200. The U.S. Supreme Court held that Section 11 of the Securities Act “requires a plaintiff to plead and prove that he purchased shares traceable to the allegedly defective registration statement,” as opposed to unregistered shares. The U.S. Supreme Court remanded the case to the Ninth Circuit court of appeals to decide whether the plaintiff’s pleadings satisfy Section 11(a). The Supreme Court also declined to resolve the parties’ dispute regarding the viability of claims under Section 12 of the Securities Act. The U.S. Supreme Court’s opinion does not specify the particular facts that a Section 11 plaintiff must plead or establish in order to satisfy the traceability requirement. Nonetheless, the U.S. Supreme Court’s decision may limit or bar altogether your ability to bring claims under the Securities Act in connection with this offering. In particular, courts may conclude that investors who purchase shares in a mixed market comprised of registered and unregistered shares cannot satisfy the traceability requirement. If subsequent opinions concerning the traceability requirement are resolved in a manner adverse to investors, those decisions may further limit or bar altogether your ability to bring claims under the Securities Act in connection with this offering. If, however, subsequent opinions determine that stockholders have standing to assert such claims under the Securities Act in a direct listing, we may face greater exposure to litigation in the future, which could result in substantial expenses, divert our management’s attention and harm our ability to raise capital in the future.

Our stock price may be volatile, and could decline significantly and rapidly.

The listing of our Series A common stock and the registration of the Registered Stockholders’ shares of Series A common stock is a novel process that is not an underwritten initial public offering. We have engaged Clear Street LLC and Rosenblatt Securities, Inc. to serve as our financial advisors. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on NYSE. While in the past we have completed private capital raises, as there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker (“DMM”) consult with our financial advisors in order to effect a fair and orderly opening of trading of our Series A common stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, the DMM will consult with our financial advisors in order for the DMM to effect a fair and orderly opening of our Series A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to them at the time, our financial advisors are expected to provide input to the DMM regarding its understanding of the ownership of our outstanding Series A common stock and pre-listing selling and buying interest in our Series A common stock that they become aware of from potential investors and holders of our Series A common stock, including after consultation with certain investors (which may include certain of the Registered Stockholders). Such investor consultation by the financial advisors would not involve any coordination with or outreach on behalf of the Company. The financial advisors will not engage in a book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the financial advisors provides to the DMM will be based on information that they become aware of from potential investors and holders of our Series A common stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. Based on information provided to the NYSE, the opening public price of our Series A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Series A common stock pursuant to NYSE rules. However, because our financial advisors will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see “Plan of Distribution.” As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Series A common stock after our listing, and thus may decline below the opening public price.

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Series A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by NYSE from various broker-dealers. Consequently, upon listing on NYSE, the trading price of our Series A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly. Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of our Series A common stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our Series A common stock and an unsustainable trading price if the price of our Series A common stock significantly rises upon listing and institutional investors believe our Series A common stock is worth less than retail investors, in which case the price of our Series A common stock may decline over time.

Further, if the trading price of our Series A common stock is above the level that investors determine is reasonable for our Series A common stock, some investors may attempt to short our Series A common stock after trading begins, which would create additional downward pressure on the trading price of our Series A common stock.

The trading price of our Series A common stock following the listing also could be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	the number of shares of our Series A common stock made available for trading;

•	actual or anticipated fluctuations in our financial condition, results of operations, or operating metrics and those of our competitors;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of new products, solutions or technologies, commercial relationships, events, significant business developments, acquisitions, or new offerings;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	actual or perceived data breaches, disruptions to, or other incidents involving our businesses, network or Technology Platform;

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed;

•	litigation involving us, our industry or both;

•	future sales of our Series A common stock by us or our stockholders;

•	changes in our board of directors, executive management, or key personnel;

•	the trading volume of our Series A common stock;

•	sales of large blocks of our common stock;

•	market manipulation, including coordinated buying or selling activities;

•	governmental or regulatory actions or audits;

•	major catastrophic events in our domestic and foreign market;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	changes in the anticipated future size and growth rate of our market;

•	general economic and market conditions;

•	changes in how enterprises perceive the benefits of our Technology Platform and products;

•	other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), elections, or responses to these events; and

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual- class structure and the concentrated voting control of our founders.

In addition, stock markets with respect to newly public companies, particularly technology companies, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Series A common stock shortly following the listing of our Series A common stock on NYSE as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention. This could have an adverse effect on our business, results of operations and financial condition.

The trading price of our Series A common stock, upon listing on NYSE, may have little or no relationship to the historical sales prices of our capital stock in private placements, and our capital stock has no history of trading in private transactions.

Prior to the listing of our Series A common stock on NYSE, there has been no public market for our capital stock and our capital stock (or the units of our predecessor, Triller Hold Co LLC) has no history of trading in private transactions. In the section titled “Sale Price History of Our Capital Stock,” we have provided the historical sales prices of our capital stock in private placements. Given the limited history of these private placements, this information may have little or no relation to broader market demand for our Series A common stock and thus the initial trading price of our Series A common stock on NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening trading prices and subsequent trading prices of our Series A common stock on NYSE. For more information about how the initial listing price on NYSE will be determined, see “Plan of Distribution.”

An active, liquid and orderly market for our Series A common stock may not develop or be sustained. You may be unable to sell your shares of Series A common stock at or above the price at which you purchased them.

We plan to apply to list our Series A common stock on the New York Stock Exchange under the symbol “ILLR”. Prior to listing on NYSE, there has been no public market for our Series A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Series A common stock in the open market. While our Series A common stock may be sold after our listing on NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Series A common stock, and there may initially be a lack of supply of, or demand for, Series A common stock on NYSE. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Series A common stock, resulting in an oversupply of our Series A common stock on NYSE.

We cannot assure you that an active trading market for our Series A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Further, institutional investors may be discouraged from purchasing our Series A common stock if they are unable to purchase a block of our Series A common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Series A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Series A common stock in a sufficient amount for their investment objectives, the market for our Series A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Series A common stock.

In the case of a lack of demand for our Series A common stock, the trading price of our Series A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Series A common stock may not initially develop or be sustained, which could significantly depress the trading price of our Series A common stock and/or result in significant volatility. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Series A common stock when desired or the prices that you may obtain for your shares of our Series A common stock.

In making your investment decision, you should understand that we and our advisors have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on information in public media that is published by third parties and you should rely only on statements made in this prospectus in determining whether to purchase our Series A common stock following our listing.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We cannot confirm the accuracy of such coverage. We and our advisors have not authorized any other party to provide you with information concerning us or this offering. As a result, you should carefully evaluate all of the information in this prospectus and rely only on the information contained in this prospectus in determining whether to purchase our shares of Series A common stock following our listing.

We have not sought consent from certain third parties to utilize their likeness or name or reference studies conducted by them in this prospectus and we may face claims for intellectual property infringement or misappropriation, which could damage our relationships and result in payment of damages.

We cannot be certain that our use of third-party images, names, content and studies included in this prospectus will not result in claims for infringement or misappropriation of third-party intellectual property. While we believe we have amicable relationships with the persons named in this prospectus, we have not sought the consent or permission of certain of these third parties to use or reference their name, image or likeness nor sought consent to cite the third party studies referenced in this prospectus. Claims of misappropriation against us could subject us to liability for damages, including liability to Creators on our Technology Platform. Some potential litigants have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Claims of infringement or misappropriation of a third-party’s intellectual property rights could be time consuming and expensive to defend, litigate or settle, divert the attention of our management, could require us to cease use of such intellectual property, could create ongoing obligations if we are subject to agreements or injunctions (stipulated or imposed) preventing us from engaging in certain acts, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have an adverse effect on our business, prospects, financial condition and results of operations. In addition, such claims could damage our relationships with Creators, which could negatively impact our business, brand and reputation.

Some of our corporate records may be incomplete and we may be subject to scrutiny in the future or be required to issue additional securities which could dilute our stockholders or harm our business.

We have a large number of corporate records, in part due to the large number of past acquisitions and financing arrangements, and we are currently undertaking a review of our corporate records. Locating all of our prior records, and in the absence of any such records, verifying security ownership in our company could lead to increased costs and discrepancies in our capitalization table, which may lead to litigation or unfavorable press. In the event we are unable to locate or verify all prior issuances of securities made by us or our subsidiaries, we may be subjected to claims in the future or be required to issue additional securities in the future which could dilute our existing stockholders and depress the market price of our Series A common stock.

Certain information in this prospectus is based on assumptions that certain listing-related transactions will occur and such assumptions may prove to be inaccurate.

As described in “About this Prospectus”, “the Reorganization” and “Capitalization”, some of the numerical information in this prospectus assumes that certain listing-related transactions, including that our convertible promissory notes, warrants and other securities will be converted into Series A common stock prior to or upon our planned listing on the NYSE. In order for certain of these listing-related transactions to occur, we will need to obtain the consent of the holders of such securities, who may not agree to convert their outstanding securities into Series A common stock. If this were to occur, some or all of our convertible promissory notes, warrants or other securities would remain outstanding following our listing. See Risk Factor—“We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations due to future events and events beyond our control” for additional information. As a result, holders of our Series A common stock may experience substantial dilution in the future, future exercises or conversions of these securities may impede our efforts to obtain additional financing through the sale of additional securities on terms favorable to us, or at all, or make such financing more costly. In addition, the price of our Series A common stock may be adversely affected or we may have to negotiate and make concessions with certain holders of such securities in order for them to convert.

The issuance and sale of Series A common stock upon exercise of outstanding warrants, promissory notes, and convertible notes may cause substantial dilution to existing shareholders and may also depress the market price of our Series A common stock.

As of the date of this prospectus and without giving effect to the transactions described in the section titled “The Reorganization”, Triller Hold Co LLC had a total of 134,092,468 warrants outstanding, of which 8,016,368 are exercisable for Series A-1 preferred units, 10,618,304 are exercisable for Class A common units and 123,474,164 are exercisable for Class B common units. If the holders of the warrants choose to exercise the warrants, it will cause substantial dilution to the then holders of our Series A common stock. If exercises of the warrants and sales of such shares issuable upon exercise thereof take place, the price of our Series A common stock may decline. In addition, the common stock issuable upon exercise of the warrants may represent overhang that may also adversely affect the market price of our Series A common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. If the volume of our Series A common stock cannot absorb shares sold by the warrant holders, then the value of our Series A common stock will likely decrease.

We have also have issued promissory notes and convertible notes which, upon giving effect to the Reorganization, will result in shares of our Series A common stock outstanding immediately prior to the date we become a publicly traded company. Our stockholders will experience immediate dilution upon the consummation of this offering.

The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with other stockholders’ interests.

Our Series B common stock has ten votes per share, whereas our Series A common stock, which is the stock we are listing on NYSE and is registered pursuant to the registration statement of which this prospectus forms a part, has one vote per share. Our Series B common stock will be held by one of our founding partners and Chief Executive Officer, Bobby Sarnevesht, and Proxima Media, which is affiliated with our other founding partner, Ryan Kavanaugh, and entities and trusts that they or their family members control. Together, these parties collectively own shares representing approximately 57.87% of the voting power of our outstanding capital stock, without giving effect to any conversions to Series A common stock in anticipation of our listing or any sales or purchases that these holders may make upon our listing. As a result, these parties will be able to exercise considerable influence and control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent substantially less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with other stockholders’ interests. In addition, when acting in their capacities as stockholders, these parties do not have any fiduciary duty to consider the interests of, and their interests may not be aligned with, the Company or our other stockholders, which could result in actions that are not in the best interests of our other stockholders. The control these parties hold may adversely affect our business, financial condition and results of operations as well as the market price of our Series A common stock and this concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Further, future transfers by holders of our Series B common stock will generally result in those shares converting into shares of our Series A common stock, subject to limited exceptions. The conversion of shares of our Series B common stock into shares of our Series A common stock will have the effect, over time, of increasing the relative voting power of those holders of Series B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Series B common stock could gain significant voting control as other holder of Series B common stock sells or otherwise converts their shares into Series A common stock.

In addition, while we do not expect to issue any additional shares of Series B common stock following the listing of our Series A common stock on NYSE, any future issuances of Series B common stock would be dilutive to holders of Series A common stock.

We cannot predict the impact our dual class structure may have on the market price of our Series A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of Proxima Media and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will result in a lower or more volatile market price of our Series A common stock or in adverse publicity or other adverse consequences. For example, certain index providers shave announced restrictions on including companies with multiple class share structures in certain of their indices. FTSE Russell and Standard & Poor’s does not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Series A common stock less attractive to other investors. As a result, the trading price and volume of our Series A common stock could be adversely affected.

We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements.

As a result of the voting power of Proxima Media and Bobby Sarnevesht following the Reorganization, our founding partners, together with entities and trusts or their immediate family members or affiliates control, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE and expect to elect not to comply with certain corporate governance requirements of NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

At the time of our listing, we do not expect to have a majority of independent directors or a nominating and corporate governance or compensation committee consisting entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE.

Our status as a “controlled company” could make our Series A common stock less attractive to some investors or otherwise harm our stock price.

Because we expect to qualify as a “controlled company” under the corporate governance rules for NYSE-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In the future we could elect not to have a majority of our board of directors be independent or not to have a compensation committee or an independent nominating function. Accordingly, should the interests of our controlling stockholders differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Series A common stock less attractive to some investors or otherwise harm our stock price.

We will have outstanding shares of preferred stock that have rights and preferences senior to our Series A common stock.

At the time of our listing, we will have outstanding shares of Series A-1 preferred stock and undesignated preferred stock. We will also have shares of Series A-1 preferred stock reserved for issuance upon conversion of the Total Formation Convertible Note and upon exercise of outstanding warrants held by Total Formation. Based on initial conversion prices, which are subject to adjustment as described under “Description of Capital Stock—Preferred Stock,” the outstanding and reserved shares of Series A-1 preferred stock will have an aggregate original issue price of $    .

In connection with our liquidation or dissolution, or a sale of control of the Company through a merger or consolidation or a sale of substantially all of our assets (a “deemed liquidation event”), the holders of shares of our preferred stock will be entitled to preferential payments equal to the original issue price (in the case of Series A-1). The holders of shares of Series A-1 preferred stock would also participate in any payments to holders of shares of common stock after such preferential payments. These provisions may limit the amounts available for payment, if any, to holders of shares of Series A common stock in such an event.

In addition, no dividends will be payable on shares of our common stock until dividends have been paid on our Series A-1 preferred stock in an amount equal to the original issue price thereof. To the extent any dividends are paid to holders of shares of our common stock, the holders of shares of preferred stock will participate in such dividends on an as-converted basis. In addition, for so long as the Total Formation Convertible Note is outstanding, we are not permitted to pay any cash dividends under the terms of the Note Purchase Agreement, dated August 18, 2022, between us and Total Formation.

These provisions may adversely impact the demand and trading price of shares of our Series A common stock.

Failure to obtain the consent of Total Formation and its affiliates as required pursuant to the terms of the Total Formation Convertible Note and Series A-1 Preferred Stock could limit our ability to engage in transactions that could benefit holders of our Series A common stock.

Pursuant to the terms of the Total Formation Convertible Note and, once issued, the Series A-1 preferred stock, we are not permitted to take certain actions or engage in certain transactions without the consent of Total Formation and its affiliates. Subject to limited exceptions, these actions and transactions relate to, among other things, engaging in mergers, consolidations and acquisitions; amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock; increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock; dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business; redemptions and repurchases of equity interests; payment of dividends; making loans or advances to third parties; incurring or guaranteeing indebtedness; incurrence of liens; and transactions with affiliates. See “Description of Capital Stock—Preferred Stock” for additional information.

As a result of these provisions, Total Formation and its affiliates will be able to exercise considerable influence on our business. As a lender and preferred stockholder, Total Formation may have interests that do not generally align with holders of shares of our common stock. To the extent Total Formation does not consent to actions that management believes are in the best interests of the Company or our stockholders generally, it may adversely impact our business, results of operations and financial condition. In addition, we cannot predict the impact of these restrictions on the demand for, and trading price of, shares of our Series A common stock.

Following our listing, sales of substantial amounts of our Series A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Series A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Series A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Series A common stock to decline.

The Registered Stockholders hold approximately    % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately    % (with approximately    % of these shares subject to the lock-up agreement described below). Subject to the lock-up agreement described below to the extent applicable, these shares may be immediately sold pursuant to this prospectus.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other stockholders who have beneficially owned our common stock for at least six months, including certain of the shares of Series A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Series A common stock subject to volume limitations under Rule 144.

Our executive officers, directors and stockholders representing approximately    % of our capital stock (including securities exercisable for or convertible into our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until             (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Series A common stock equals or exceeds $         per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Series A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Series A common stock to decline.

In addition, the holders of up to approximately                 shares of our capital stock have “piggy-back” registration rights, subject to some conditions, to include shares of Series A common stock (whether held directly or that may be acquired upon conversion of shares of Series B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Series A common stock to decline or be volatile.

Finally, following the effectiveness of the registration statement of which this prospectus forms a part, we expect to file a registration statement on Form S-8 registering future issuances of up to             shares of Series A common stock under the Triller Corp. 2023 Stock Option and Incentive Plan (the “2023 Plan”). Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to compliance by affiliates with Rule 144.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Series A common stock, our stock price and trading volume could decline.

The trading market for our Series A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Series A common stock or publish inaccurate or unfavorable research about our business, our Series A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Series A common stock price or trading volume to decline and our Series A common stock to be less liquid.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under the 2023 Plan. We may also raise capital through equity or convertible debt financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Series A common stock to decline.

Additionally, each share of our Series B common stock converts into one share of our Series A common stock, at the option of the holder. Should holders of our Series B common stock convert their shares into Series A common stock, you will experience dilution. We also have 37,702,230 shares of Series A-1 preferred stock outstanding convertible into 37,702,230 shares of Series A common stock. Should holders of our outstanding warrants exercise their warrants for shares of our Series A common stock or if Total Formation Inc. converts its shares of Series A-1 preferred stock you will experience substantial dilution. We have an obligation to issue approximately $8.0 million of our Series A common stock if certain of our subsidiaries achieve specified revenue related earnout thresholds. If we have to issue these shares of Series A common stock, and those shares are converted into shares of Series A common stock, you will experience substantial dilution. Our issuance of these additional shares of Series A common stock or other equity securities of equal or senior rank would, all else being equal, have the following effects:

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding share of Series A common stock would be diminished; and

•	the market price of shares of our Series A common stock may decline.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. We may need to hire additional employees to assist us with complying with these requirements or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and risk committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Series A common stock.

We do not intend to pay any cash dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. In addition, for so long as the Total Formation Convertible Note is outstanding, we are not permitted to pay any cash dividends under the terms of the Note Purchase Agreement, dated August 18, 2022 between us and Total Formation, Inc. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Series A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company” and a “smaller reporting company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Series A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Series A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the listing of our Series A common stock on NYSE; (ii) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (iv) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

Upon listing, we also expect to be a “smaller reporting company” as defined in the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies.

We cannot predict if investors will find our Series A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Series A common stock less attractive as a result, there may be a less active trading market for our Series A common stock, and our stock price may be more volatile.

Our amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine and certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Our amended and restated certificate of incorporation will contain a waiver of the corporate opportunity doctrine, which will provide that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any of our directors who is not an employee or any of our subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Company or any of our subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company while such Covered Person is performing services in such capacity.

The purpose for the surrender of corporate opportunities is to allow Covered Persons with multiple business affiliations to continue to serve as an officer or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. Consequently, our directors’ and officers’ discretion in identifying and presenting business opportunities to us may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business opportunity are appropriate and in our stockholders’ best interest, which could negatively impact the timing for certain business opportunities.

For a complete discussion of our officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management” and “Certain Relationships and Related Party Transactions.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Series A common stock.

Provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Series A common stock;

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	require that special meetings of our stockholders can be called only by our board of directors; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Series A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Series A common stock in an acquisition.

Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and Federal Forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Claims for indemnification by our directors and officers or Registered Stockholders may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law;

•

Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

In addition, Registered Stockholders holding up to approximately              shares of our Series A common stock have registration rights pursuant to which we have agreed to indemnify them for certain claims arising out of sales made pursuant to this prospectus. As a result, we could be subject to expenses and damages in the event of securities litigation arising out of this offering.

Large indemnity payments, whether to our directors and officers in excess of any available insurance, or to Registered Stockholders, would materially adversely affect our business, financial condition, and results of operations.

Indemnification provisions in various agreements with third parties to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to such third party for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our Technology Platform. Some of these indemnity agreements provide for uncapped liability and indemnity provisions often survive termination or expiration of the applicable agreement.

We have in the past and may in the future receive indemnification requests from our customers related to such claims. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our Technology Platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are not historical facts but are based on certain assumptions of management, which we believe to be reasonable but are inherently uncertain, and describe our future plans, strategies and expectations. All statements other than statements of historical facts contained in this prospectus are forward-looking statements and can sometimes be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast” or variations of these terms and other similar expressions, or the negative of these terms or other similar expressions. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements and other events to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following risks:

•	challenges predicting our revenue, expenses and other operating results, which are exacerbated by our limited operating history;

•	our history of losses and uncertainty about our ability to achieve profitability;

•	our ability to successfully execute our business and growth strategy;

•	our requirements for funding to operate and grow our business and the availability (if any), cost and other terms of any financing we may seek;

•	holders of certain of our convertible securities electing to receive cash in lieu of shares of our common stock;

•	the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs and other obligations;

•	our ability to increase the total number of Consumer Accounts, Events, Creators and Brands over time and generate revenue as a result of these increases;

•	our estimates and expectations regarding our market opportunity and ability to monetize our Technology Platform;

•	our ability to attract and retain creators and other users;

•	our ability to maintain and grow relationships with content creators, users and brands;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to increase the scale and efficiency of our technology infrastructure;

•	our ability to develop our Technology Platform’s AI and ML capabilities to meet the needs of our Brands, Creators, users and consumers;

•	our ability to accurately or efficiently integrate AI and ML features or functionalities of the quality or type sought by our customers;

•	our ability to anticipate and react to changes in public and consumer preferences and industry trends and technologies;

•	our ability to manage the financial risks and other risks associated with our Events business;

•	uncertainties related to our ability to realize the anticipated benefits of our past and future acquisitions;

•

potential security incidents allowing unauthorized access to our systems or network or data regarding our users or other business partners or any incidents impacting the continuity and availability of our systems, network or data;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	difficulties with the integration and in realizing the expected benefits of our acquisitions;

•	the inability to capture all or part of the anticipated cost and revenue synergies from companies we have acquired and we may acquire in the future;

•

our ability to successfully defend litigation brought against us and our ability to remain solvent and pay our obligations when they come due, including under existing litigation settlement obligations and new litigation adverse judgements;

•	our ability to effectively manage our growth, whether through acquisitions or otherwise, including any international expansion;

•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others, and any costs associated therewith;

•	the increased costs of becoming a public company;

•	the concentration of voting power among our founders who have and will continue to have substantial control over our business;

•	our status as a “controlled company”

•	risks associated with our substantial indebtedness and convertible securities;

•	the effects of general industry, economic and financial market conditions;

•	impacts of the recent COVID-19 pandemic or other global events or macroeconomic trends;

•

our expectations regarding the period during which we qualify as an emerging growth company (“EGC”) under the Jumpstart Our Business Startups Act or as a “smaller reporting company” as defined by Rule 12b-2 of the Securities Exchange Act of 1934; or

•	outcomes of and costs associated with legal and regulatory proceedings.

The outcome of the events described in these forward-looking statements are subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

These statements are based on information available to us as of the date of this prospectus. We believe that all forward-looking statements are based upon reasonable assumptions, but such information may be limited or incomplete. We, however, caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that accordingly, you should not place undue reliance on these statements, which are made only as of the date when made. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We undertake no obligation to update these statements in light of subsequent events or developments.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Series A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Series A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Series A common stock. See “Principal and Registered Stockholders” included elsewhere in this prospectus.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. For so long as any shares of Series A-1 preferred stock are outstanding, we will not be permitted to pay dividends on our Series A common stock and Series B common stock unless and until dividends have been paid on the outstanding shares of Series A-1 preferred stock in an amount equal to the original issuance price thereof. In addition, for so long as the Total Formation Convertible Note is outstanding, we are not permitted to pay any cash dividends under the terms of the Note Purchase Agreement, dated August 18, 2022 between us and Total Formation, Inc. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

We are a holding company and substantially all of our operations are carried out by our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions to us may be limited by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. Accordingly, you may need to sell your shares of Series A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2023:

•	on an actual basis; and

•	on a pro forma basis giving effect to the transactions described below and under “The Reorganization.”

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “The Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2023
	Unaudited	Unaudited
(In thousands, except share and per share data)	Triller Hold Co LLC	Triller Corp. Pro Forma[1]
Cash and cash equivalents	$967	$198,687

Short-term debt	$125,493	$81,628
Long-term debt	46,157	—

Total debt	$171,650	$81,628

Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	6,078	—
Class B Common Units—$0.00 par value; Unlimited units authorized; 85,925,353 units outstanding	985,100	—
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	6,158	—
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 38,263,382 units outstanding	10,792	—
Preferred Units
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	253,274	—
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,082	—
Stockholders’ equity:
Common Stock — $0.0001 par value per share; 500,000,000 shares authorized
Series A Common Stock — $0.0001 par value; 450,000,000 shares authorized; 318,136,107 shares outstanding on a pro forma basis	—	32
Series B Common Stock — $0.0001 par value; 50,000,000 shares authorized; 38,263,382 shares outstanding on a pro forma basis	—	4
Preferred Stock — $0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock — 49,946,079 shares authorized; 37,702,230 shares outstanding on a pro forma basis	—	4
Additional paid-in capital	72,473	1,757,552
Accumulated other comprehensive income	215	215
Accumulated deficit	(1,388,607)	(1,405,204)

Total Triller Hold Co LLC unitholders’ equity / Triller Corp. stockholders’ equity	$(24,435)	$352,603
Noncontrolling interest	5,353	5,353

Total unitholders’ equity / stockholders’ equity	(19,082)	357,956

Total capitalization	$147,215	$434,231

(1)	The unaudited pro forma column in the table reflects the Reorganization and other transactions that have occurred or are probable of occurring that would be material to investors, as described below.

Except as otherwise indicated, all information in this prospectus assumes the consummation of the following transactions, which we refer to within this prospectus as the “Listing-related Transactions”:

•

prior to the consummation of the Reorganization, the receipt by Triller Hold Co LLC of additional advances totaling $7.2 million under a 7.5% PIK convertible promissory note issued to Capital Truth Holdings, Ltd. in the aggregate principal amount of up to $20 million and warrants to purchase 2,820,874 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.01;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $110.0 million and warrants to purchase 14,104,372 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.01 to Sabeera Triller 1 LLC;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of a 7.5% PIK convertible promissory note in the aggregate principal amount of $100.0 million and warrants to purchase 15,514,809 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $0.65 to Sabeera Triller 2 LLC;

•

prior to the consummation of the Reorganization, the conversion of convertible promissory notes with an aggregate balance of $307.2 million, including the aforementioned issuances, into 37,319,017 Class B common units of Triller Hold Co LLC, which conversion is a condition to the consummation of the Reorganization;

•

prior to the consummation of the Reorganization, the cashless “net” exercise of 11,635,868 outstanding warrants to purchase Class A common units of Triller Hold Co LLC resulting in the issuance of 10,471,392 Class A common units of Triller Hold Co LLC and 154,793,693 outstanding warrants to purchase Class B common units of Triller Hold Co LLC resulting in the issuance of 94,549,359 Class B common units of Triller Hold Co LLC, all of which is a condition to the consummation of the Reorganization;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 554,492 Series AA-1 preferred units, pursuant to agreements entered into between Triller Hold Co LLC and the recipients of such units;

•

prior to the consummation of the Reorganization, the issuance by Triller Hold Co LLC of 3,025,000 Class B common units, pursuant to agreements entered into between Triller Hold Co LLC and the recipients of such units;

•	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Series A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize one class of common stock consisting of two series, Series A common stock and Series B common stock, and two series of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted the right to receive into one share of common stock or preferred stock of Triller Corp., with Series A-1 preferred units being converted into the right to receive shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into the right to receive shares of Series A common stock and Class C-2 common units being converted into shares of Series B common stock;

•	all issued and outstanding service provider units of Triller Hold Co LLC will be canceled and converted into the right to receive 8,706,532 shares of Series A common stock; and

•

options to purchase 10,874,859 Class B Common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.02 will be assumed by the Company and converted into options to purchase 10,874,859 shares of Series A common stock with a weighted average exercise price per share of $8.02; and

•	transaction costs associated with this listing in the amount of $9.5 million.

The numbers of shares of outstanding capital stock excludes:

•

warrants to be issued to our financial advisor, Clear Street LLC, to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants shall have an aggregate value at the time of issuance equal $1.0 million;

•

warrants, which may be issued by us in our sole discretion to our financial advisor, Clear Street LLC, to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants have an aggregate value of $0.5 million, at the time of issuance;

•

8,016,368 shares of Series A common stock issuable to Total Formation, Inc. and its affiliates that may be issued upon the exercise of warrants with a weighted average exercise price of $2.11 per share;

•

37,702,230 shares of Series A common stock issuable upon conversion of issued and outstanding or reserved shares of Series A-1 preferred stock, which will remain outstanding following the completion of the reorganization and this listing (based on an assumed conversion price of $2.72) which conversion prices may be adjusted as described under “Description of Capital Stock—Preferred Stock”;

•

120,000,000 shares of Series A common stock reserved for issuance pursuant to 10,874,859 outstanding stock options with a weighted average exercise price per share of $8.02 and future awards that may be granted pursuant to our 2023 Plan (as defined herein); and

•

shares of Series A common stock that may be issued to existing shareholders pursuant to antidilution clauses in certain of the Company’s agreements previously entered into for business acquisitions and subscription agreements for the sale of common units.

THE REORGANIZATION

Triller Inc. was formed on June 27, 2022 and Triller Reorg Merger Sub LLC was formed on April 10, 2023 for the purpose of completing a public offering. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. Prior to the Reorganization, our business has been conducted through Triller Hold Co LLC and its consolidated subsidiaries.

Currently, the capital structure of Triller Hold Co LLC consists of seven classes of membership units along with one class of options and three classes of warrants: Series A-1 Preferred Units, Series AA-2 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, Service Provider Units, Class B Options, Series A-1 Warrants, Class A Warrants and Class B Warrants. Triller Hold Co LLC is the direct parent company of its various subsidiaries.

The diagram below provides a simplified overview of our organizational structure prior to the Reorganization:

Prior to the effectiveness of the listing of our Series A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Triller Corp., will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving entity, with the following effects:

•

our certificate of incorporation will be amended and restated to, among other things, authorize one class of common stock consisting of two series, Series A common stock and Series B common stock, Series A-1 preferred stock and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each unit of Triller Hold Co LLC will be canceled and converted into the right to receive one share of our preferred stock or common stock, with Series A-1 preferred units converting into the right to receive Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units converting into the right to receive shares of Series A common stock and Class C-2 Units converting into the right to receive Series B common stock;

•

each Service Provider Unit issued and outstanding as of immediately prior to the consummation of Reorganization will be deemed 100% vested, canceled and converted into the right to receive shares of Series A common stock;

•	each outstanding option to purchase Class B common units will be assumed under our 2023 Stock Option and Incentive Plan; and

•	each warrant to purchase Series A-1 preferred units will be exchanged for a warrant to purchase Series A-1 preferred stock.

In addition to customary closing conditions such as the receipt of the requisite consents and the performance in all material respects with the covenants and agreements required to be performed under the transaction documents, the consummation of the merger is subject to the mutual satisfaction or waiver of the following conditions:

•

Triller Hold Co LLC shall have received exercise documentation in form and substance satisfactory to it from the holders of all warrants to purchase Class A common units and all warrants to purchase Class B common units providing for the exercise thereof, such exercise to be effectuated no later than immediately prior to the effective time of the merger; and

•

Triller Hold Co LLC shall have received conversion documentation in form and substance satisfactory to it of the holders of all convertible notes (other than the convertible notes convertible into Series A-1 preferred units), such conversion to be effectuated no later than immediately prior to the effective time of the merger.

The diagram below provides a simplified overview of our organizational structure after the Reorganization:

The purpose of the Reorganization is to reorganize our corporate structure so that the entity that is registering for sale Series A Common Stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than units in a limited liability company.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2023 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 present our consolidated financial position and results of operations after giving effect to the Reorganization, Listing-related Transactions and Acquisitions as described and defined below and under “The Reorganization” and “Capitalization.”

The “Acquisitions” represent all of the acquisitions consummated by the Company at various times during 2022; specifically, the acquisitions of BKFC, Julius and Fangage. While all of these acquisitions were consummated by the Company at various times during 2022, the pro forma condensed consolidated statements of operations will reflect each of the acquisitions as if it took place as of the beginning of the earliest period presented; thus, as if they all took place on January 1, 2022.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2023 is derived from the Company’s historical balance sheet on a pro forma basis as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of September 30, 2023.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023, and for the year ended December 31, 2022, give pro forma effect to the Acquisitions and the changes in capitalization described in the Reorganization and Listing-related Transactions as if they had been consummated as of January 1, 2022.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Reorganization, Listing-related Transactions, and Acquisitions occurred on the date indicated. Further, the unaudited pro forma condensed consolidated financial information may not be useful in predicting our future financial condition and results of operations going forward. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed consolidated financial information should be read together with “The Reorganization,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Description of the Reorganization

On June 27, 2022, Triller Inc. was formed for the purpose of completing a public offering. On March 30, 2023, we changed our name from Triller Inc. to Triller Corp. The business operations to date have been conducted through Triller Hold Co LLC and its consolidated subsidiaries. In the Reorganization, among other things, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Triller Corp., will be merged into Triller Hold Co LLC, with Triller Hold Co LLC as the surviving entity. For further details relating to the Reorganization transactions, see section entitled “The Reorganization” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2023

(In thousands, except unit data)

	As of September 30, 2023		As of September 30, 2023
	Triller Hold Co LLC (Historical) Unaudited	Listing-related Transaction Adjustments (See Notes)	Triller Corp. Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$967	$197,720 [A]	$198,687
Accounts receivable, net	3,913		3,913
Other current assets	1,750		1,750
Current assets of discontinued operations	—		—

Total current assets	6,630	197,720	204,350
Goodwill	234,112		234,112
Intangible assets, net	117,121		117,121
Other assets and long-term receivables	1,109		1,109
Operating right-of-use assets	315		315

Total Assets	$359,287	$197,720	$557,007

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable and accrued expenses	$64,998		$64,998
Earn-out liability, current	9,733		9,733
Other current liabilities	35,559		35,559
Current portion of operating lease liabilities	78		78
Current portion of long term debt .	125,493	(43,865)[C]	81,628
Current liabilities of discontinued operations	5,931		5,931

Total current liabilities	241,792	(43,865)	197,927
Long-term debt	46,157	(46,157)[C]	—
Long-term operating lease liabilities	248		248
Deferred tax liability	8,419	(8,419)[F]	—
Warrant liability	80,877	(80,877)[D]	—
Other liabilities	876		876
Long-term liabilities of discontinued operations	—		—

Total Liabilities	$378,369	$(179,318)	$199,051
Redeemable Class B Common Units	—		—
Unitholders’ equity:
Common Units
Class A Common Units—$0.00 par value; Unlimited units authorized; 36,068,500 units outstanding	6,078	(6,078)[E]	—
Class B Common Units—$0.00 par value; Unlimited units authorized; 85,925,353 units outstanding	985,100	(985,100)[E]	—
Class C-1 Common Units—$0.00 par value; Unlimited units authorized; 21,833,075 units outstanding	6,158	(6,158)[E]	—
Class C-2 Common Units—$0.00 par value; Unlimited units authorized; 38,263,382 units outstanding	10,792	(10,792)[E]	—
Preferred Units
Series A-1 Preferred Units—$0.00 par value; 48,470,485 units authorized; 37,702,230 units outstanding	253,274	(253,274)[E]	—
Series AA-1 Preferred Units—$0.00 par value; unlimited units authorized; 3,368,684 units outstanding	30,082	(30,082)[E]	—

	As of September 30, 2023			As of September 30, 2023
	Triller Hold Co LLC (Historical) Unaudited	Listing-related Transaction Adjustments (See Notes)		Triller Corp. Pro Forma

Stockholders’ equity:
Common Stock—$0.0001 par value per share; 500,000,000 shares authorized
Series A Common Stock—$0.0001 par value; 450,000,000 shares authorized; 318,136,107 shares outstanding on a pro forma basis	—	32	[E]	32
Series B Common Stock—$0.0001 par value; 50,000,000 shares authorized; 38,263,382 shares outstanding on a pro forma basis	—	4	[E]	4
Preferred Stock—$0.0001 par value per share; 100,000,000 shares authorized
Series A-1 Preferred Stock—49,946,079 shares authorized; 37,702,230 shares outstanding on a pro forma basis	—	4	[E]	4
Additional paid-in capital	72,473	1,685,079	[E]	1,757,552
Accumulated other comprehensive income	215	—		215
Accumulated deficit	(1,388,607)	(16,597)[G]		(1,405,204)

Total Triller Hold Co LLC unitholders’ equity/ Triller Corp. stockholders’ equity	(24,435)	377,038		352,603
Noncontrolling interest	5,353	—		5,353

Total liabilities and unitholders’ equity/stockholders’ equity	$359,287	$197,720		$557,007

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the nine months ended September 30, 2023

(In thousands, except share and per share data)

	Nine months ended September 30, 2023			Nine months ended September 30, 2023	[O]	Nine months ended September 30, 2023
	Triller Hold Co LLC (Historical)	Listing-related Transaction Adjustments (See Notes)		As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (See Notes)	Triller Corp. Pro Forma
Revenues	$33,586	$—		$33,586	$—	$33,586
Operating costs and expenses:
Cost of revenues	30,918	—		30,918	—	30,918
Research and development	7,860	—		7,860	—	7,860
Selling and marketing	10,680	—		10,680	—	10,680
General and administrative	34,368	(261)	[I]	34,107	—	34,107
Contingent consideration	11,364	—		11,364	—	11,364
Depreciation and amortization	22,791	—		22,791	—	22,791

Total operating expenses	117,981	(261)		117,720	—	117,720

Total operating loss	(84,395)	261		(84,134)	—	(84,134)
Other income (expense), net	(56,007)	35,836	[K]	(20,171)	—	(20,171)

Net loss before income taxes	(140,402)	36,097		(104,305)	—	(104,305)
Income tax benefit (expense)	6,160	(6,160)	[M]	—	—	—

Net loss from continuing operations	$(134,242)	$29,937		$(104,305)	$—	$(104,305)

Less: Net loss attributable to noncontrolling interests	$(2,890)	$—		$(2,890)	$—	$(2,890)

Net loss attributable to Triller Corp. (continuing operations)	$(131,352)	$29,937		$(101,415)	$—	$(101,415)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						$(0.28)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted						356,399,489

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2022

(In thousands, except share and per share data)

	Year ended December 31, 2022				Year ended December 31, 2022	[O]		Year ended December 31, 2022
	Triller Hold Co LLC (Historical)	Listing- related Transaction Adjustments (See Notes)			As Adjusted Before Transaction Accounting Adjustments	Transaction Accounting Adjustments (See Notes)		Triller Corp. Pro Forma
Revenues	$47,681	$—			$47,681	$5,877	(1)	$53,558
Operating costs and expenses:
Cost of revenues	41,241	—			41,241	3,240	(1)	44,481
Research and development	12,368	—			12,368	1,708	(1)	14,076
Selling and marketing	30,946	—			30,946	2,041	(1)	32,987
General and administrative	100,542	(14,751)	[I	]	85,791	2,637	(1)	88,428
Contingent consideration	1,794	—			1,794	—		1,794
Depreciation and amortization	25,468	—			25,468	4,218	(2)	29,686
Transaction costs	—	9,500	[J	]	9,500	—		9,500

Total operating expenses	212,359	(5,251)			207,108	13,844		220,952

Total operating loss	(164,678)	5,251			(159,427)	(7,967)	(1)	(167,394)
Other income (expense), net	974	(52,714)	[L	]	(51,740)	(147)	(1)	(51,887)

Net loss before income taxes	(163,704)	(47,462)			(211,166)	(8,114)		(219,280)
Income tax benefit (expense)	6,188	14,636	[N	]	20,824	(5)	(1)	20,819

Net loss from continuing operations	$(157,516)	$(32,826)			$(190,342)	$(8,119)		$(198,462)

Less: Net loss attributable to noncontrolling interests	$(3,968)	$—			$(3,968)	$1,269	(3)	$(2,699)

Net loss attributable to Triller Corp. (continuing operations)	$(153,548)	$(32,826)			$(186,374)	$(9,388)	(4)	$(195,762)

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted								$(0.55)

Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted								356,399,489

(1)

BKFC activity for the period January 1, 2022 to March 31, 2022 (BKFC results were consolidated as of April 1, 2022). Julius and Fangage activity for the period January 1, 2022 to October 31, 2022 (Julius and Fangage were consolidated as of November 1, 2022).

(2)	Amortization of the intangible assets for the period January 1, 2022 to March 31, 2022 for BKFC, and for the period January 1, 2022 to October 31, 2022 for Julius and Fangage.
(3)	Net loss attributable to noncontrolling interest has been adjusted to be 24% for the period January 1, 2022 to August 18, 2022, the date Triller acquired 76% equity interest in BKFC.
(4)	Represents adjustment for net loss attributable to Triller for BKFC, Julius and Fangage.

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the Company’s pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Reorganization, Listing-related Transactions and Acquisitions set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Reorganization, Listing-related Transactions, and Acquisitions.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2023, and for the year ended December 31, 2022, gives pro forma effect to the Acquisitions and the changes in capitalization described in the Reorganization and Listing-related Transactions as if they had been consummated as of January 1, 2022.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2023 is derived from the Company’s historical balance sheet on a pro forma basis as if the changes in capitalization described in the Reorganization and Listing-related Transactions had been consummated as of September 30, 2023.

2.	Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the Reorganization, Listing-related Transactions, and Acquisitions have been prepared in accordance with the acquisition method of accounting in accordance with ASC 805.

The pro forma condensed consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

Listing-related Transaction Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2023 reflect the following:

[A]	the impacts to cash and cash equivalents including:

•

prior to the consummation of the Reorganization, proceeds of $7.2 million in additional advances received under a 7.5% PIK convertible promissory note issued to Capital Truth Holdings, Ltd. in the aggregate principal amount of up to $20.0 million;

•

prior to the consummation of the Reorganization, proceeds of $100.0 million through the issuance of a 7.5% PIK convertible promissory note in the aggregate principal amount of $110.0 million and warrants to purchase 14,104,372 Class B common units with a weighted average exercise price per unit of $0.01 to Sabeera Triller 1 LLC;

•

prior to the consummation of the Reorganization, proceeds of $100.0 million through the issuance of a 7.5% PIK convertible promissory note in the aggregate principal amount of $100.0 million and warrants to purchase 15,514,809 Class B common units with a weighted average exercise price per unit of $0.65 to Sabeera Triller 2 LLC; and

•	estimated transaction costs associated with this listing in the amount of $9.5 million for advisory, banking, printing, legal, and accounting fees incurred as a part of the direct listing process.

[C]

the conversion of convertible promissory notes, prior to the consummation of the Reorganization, and prior to the effectiveness of the registration statement of which this prospectus forms a part with an aggregate balance of $307.2 million, including the aforementioned issuances, into 37,319,017 Class B common units of Triller Hold Co LLC, which is probable to occur because it is a condition to the consummation of the Reorganization.

[D]

the cashless “net” exercise, prior to the consummation of the Reorganization, of 11,635,868 outstanding warrants to purchase 10,471,392 Class A common units of Triller Hold Co LLC resulting in the issuance of 10,471,392 Class A common units of Triller Hold Co LLC and 154,793,693 outstanding warrants to purchase Class B common units of Triller Hold Co LLC resulting in the issuance of 94,549,359 Class B common units of Triller Hold Co LLC, of which 10,073,563 outstanding warrants are liability classified, which is probable to occur because it is a condition to the consummation of the Reorganization. The fair value adjustment for the liability classified warrants is included as a loss through accumulated deficit.

[E]	the consummation of the Reorganization, in which:

•

prior to the effectiveness of the listing of the Company’s Series A common stock on NYSE, Triller Reorg Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, will merge with and into Triller Hold Co LLC, with Triller Hold Co LLC surviving the merger as a direct, wholly owned subsidiary of the Company;

•

the Company’s certificate of incorporation will be amended and restated to, among other things, authorize one class of common stock consisting of two series, Series A common stock and Series B common stock, and two series of preferred stock, Series A-1 and undesignated preferred stock, each having the terms and rights described in “Description of Capital Stock”;

•

each common and preferred unit of Triller Hold Co LLC outstanding as of immediately prior to the closing will be canceled and converted into for convert into one share of common stock or preferred stock of Triller Corp., with Series A-1 preferred units being converted into shares of Series A-1 preferred stock, Series AA-1 preferred units, Class A common units, Class B common units and Class C-1 common units being converted into shares of Series A common stock and Class C-2 common units being converted into shares of Series B common stock;

•

all issued and outstanding service provider units of Triller Hold Co LLC will be cancelled and converted into 8,706,532 shares of Series A common stock, which shares of Series A common stock represents the “in the money” value of the service provider units after taking into account the base valuation; and

•

options to purchase 10,874,859 Class B common units of Triller Hold Co LLC with a weighted average exercise price per unit of $8.02 will be assumed by the Company and converted into options to purchase 10,874,859 shares of Series A common stock with a weighted average exercise price per share of $8.02.

[F]

the Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns and had deferred tax liabilities, will also join the new consolidated U.S. federal tax return. After considering all available evidence, the Company concluded that a valuation allowance is required for the full amount of its net deferred tax assets. Due to the deferred tax liabilities of the subsidiary corporations and the full valuation allowance previously recognized on Triller Inc, the result is a reduction of the company’s valuation allowance that generates an income tax benefit of $14.6 million in the period of the Reorganization and has been reflected in the year ended December 31, 2022 as a nonrecurring item. A Listing-related Transaction adjustment of $8.4 million has been reflected as of September 30, 2023 to report a full valuation allowance for the new consolidated U.S. federal tax filer.

All losses of the partnership were distributed out to its partners and there are no undistributed losses at the time of conversion.

[G]	the impacts to accumulated deficit due to adjustments [A] through [F] including:

•	estimated transaction costs associated with this listing in the amount of $9.5 million for advisory, banking, printing, legal, and accounting fees incurred as a part of the direct listing process;

•

an estimated $5.5 million loss from the fair value adjustment to the balance of liability classified warrants immediately prior to their net settlement and conversion into Class A and Class B common units as part of the Listing-related Transactions;

•	$10.0 million of loan origination costs related to the Sabeera Convertible Promissory Notes; and

•	a $8.4 million income tax benefit described in adjustment [F].

Listing-related Transaction Adjustments and Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed statement of operations for the nine months ended September 30, 2023, and for the year ended December 31, 2022 reflect the following:

[I]

removal of the stock-based compensation costs recorded in the historical financial statements related to the warrants that are canceled and exchanged as if the Reorganization was consummated on January 1, 2022;

[J]	estimated transaction costs associated with this listing in the amount of $9.5 million for advisory, banking, printing, legal, and accounting fees incurred as a part of the direct listing process;

[K]

removal of the fair value adjustments recorded in the historical financial statements for the nine months ended September 30, 2023 related to (1) the convertible promissory notes that will be converted into common units of Triller Hold Co LLC and (2) the outstanding warrants that are “net” exercised to purchase common units of Triller Hold Co LLC, as if the Reorganization was consummated on January 1, 2022;

[L]	net adjustment to other income (expense), net as if the Reorganization was consummated on January 1, 2022, including:

•

removal of the fair value adjustments recorded in the historical financial statements for the year ended December 31, 2022 related to (1) the convertible promissory notes that will be converted into common units of Triller Hold Co LLC and (2) the outstanding warrants that are “net” exercised to purchase common units of Triller Hold Co LLC;

•

an estimated $5.5 million loss from the fair value adjustment to the balance of liability classified outstanding warrants immediately prior to their net settlement and conversion into Class A and Class B common units as part of the Listing-related Transactions; and

•	$10.0 million of loan origination costs related to the Sabeera Convertible Promissory Notes.

[M]

removal of the income tax benefit recorded in the historical financial statements for the nine months ended September 30, 2023 to report a full valuation allowance for the new consolidated U.S. federal tax filer as if the Reorganization was consummated on January 1, 2022.

[N]

pro forma income tax benefit of $20.8 million for the year ended December 31, 2022. The Reorganization will result in the Company, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated U.S. federal tax return. Furthermore, the Company’s corporate subsidiaries which previously filed separate tax returns and had deferred tax liabilities, will also join the new consolidated U.S. federal tax return. After considering all available evidence, the company concluded that a valuation allowance is required for the full amount of its net deferred tax assets. Due to the deferred tax liabilities of the subsidiary corporations and the full valuation allowance previously recognized on Triller Inc., the result is a reduction of the Company’s valuation allowance that generates an income tax benefit of $14.6 million in the period of the Reorganization and has been reflected in the year ended December 31, 2022 as a nonrecurring item. A Listing-related Transaction adjustment of $8.4 million has been reflected as of September 30, 2023 to report a full valuation allowance for the new consolidated U.S. federal tax filer.

All losses of the partnership were distributed out to its partners and there are no undistributed losses at the time of conversion.

[O]	the Acquisitions as if they all took place on January 1, 2022;

3.	Our Acquisitions

We made the following acquisitions during the year ended December 31, 2022:

•	BKFC on April 1, 2022;

•	Fangage on November 1, 2022; and

•	Julius on November 1, 2022.

For more information on these acquisitions, see “Business—Our Suite of Creator and Brand Offerings.”

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combine our historical statements of operations with the acquisitions of BKFC, Julius and Fangage as though they had been consummated on January 1, 2022. The historical financial information of BKFC, Julius and Fangage were adjusted to reflect their respective acquisitions by the Company.

The following tables illustrate the impact on the pro forma condensed combined statement of operations for the two years presented related to the acquisitions of BKFC, Julius and Fangage:

	For the period January 1, 2022 to March 31, 2022	For the period January 1, 2022 to October 31, 2022	For the period January 1, 2022 to October 31, 2022			For the Year Ended December 31, 2022
	BKFC (Historical)	Julius (Historical)	Fangage (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
(dollars in thousands)
Revenues
Revenues	$1,635	$4,383	$41	$(182)	(2)	$5,877
Operating costs and expenses
Cost of revenues	2,504	876	42	(182)	(2)	3,240
Research and development	42	1,666	—	—		1,708
Selling and marketing	545	1,427	69	—		2,041
General and administrative	758	763	1,116	—		2,637
Depreciation and amortization	—	15	137	4,066	(1)	4,218

Total operating expenses	3,849	4,747	1,364	3,844		13,844

Total operating income (loss)	(2,214)	(364)	(1,323)	(4,066)		(7,967)
Other income (expense), net	(124)	(20)	(3)	—		(147)

Net loss before income taxes	(2,338)	(384)	(1,326)	(4,066)		(8,114)

Income tax benefit (expense)	—	(5)	—	—		(5)

Net income (loss)	$(2,338)	$(389)	$(1,326)	$(4,066)		$(8,119)

Less: Net income (loss) attributable to noncontrolling interests	1,380	—	—	(111)		1,269

Net loss attributable to Triller Corp. (continuing operations)	$(3,718)	$(389)	$(1,326)	$(3,955)		$(9,388)

(1)

Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of BKFC, Julius and Fangage as shown in the table below (dollars in thousands).

(2)	Elimination of intercompany revenue and expenses recognized pre-acquisition between FITETV and BKFC.

	BKFC	Julius	Fangage	Total
Depreciation and amortization	$518	$2,157	$1,391	$4,066

Total Purchase Accounting Adjustments	$518	$2,157	$1,391	$4,066

4.	Loss per Share

The pro forma basic and diluted earnings per share amounts are based upon the number of Triller Corp. shares that would be outstanding, as if the Acquisitions and the changes in capitalization described in the Reorganization and Listing-related Transactions had occurred on January 1, 2022. The calculation of weighted-average shares outstanding for pro forma basic and diluted net loss per share assumes pro forma adjustments [C], [D], and [E] in Note 2 occurred on January 1, 2022. As the Acquisitions and the changes in capitalization described in the Reorganization and Listing-related Transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to these changes have been outstanding for the entire period presented.

	(in thousands, except share and per share data)
	Nine months ended September 30, 2023	Year ended December 31, 2022
Pro forma net loss attributable to Class A and Class B common stockholders	$(101,415)	$(195,762)
Weighted-average shares outstanding, basic and diluted	356,399,489	356,399,489
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted	(0.28)	(0.55)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires all references in this section to “Triller,” the “Company,” “we,” “us” or “our” refer to the business of Triller Hold Co LLC and its subsidiaries prior to the Reorganization.

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and the related notes, and the interim condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and 2022 and related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Triller’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to consolidated financial statements as of and for the year ended and December 31, 2021. For additional information and a detailed discussion of the Restatement, see Note 2, “Prior Period Reclassifications and Restatement in the consolidated financial statements as of and for the years ended December 31, 2021.”

Overview

We are a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituency of Creators and Brands around the world. “Creators” include influencers, artists, athletes and public figures that utilize our Technology Platform to create and publish content. Famous Creators that use our Technology Platform include influencers like Charli D’Amelio and Bryce Hall and music artists like The Weeknd. “Brands” include organizations that market their products and services utilizing the features offered through our Technology Platform. Part of our business model is to help brands market their services and products to consumers. In this model, our AI is utilized as a tool through our API integration into many leading social media platforms, including, among others, Google, Facebook and Whatsapp, to connect and engage customers in a more efficient and more engaged manner than traditional advertising. Our clients include (or have in the past included): McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball. We also connect Creators and influencers with Brands and utilize our various platforms to help promote both Brands and influencers. These platforms include, among others, Julius (which currently has over 22,000 Brands and over 1.0 million influencers in its database), all of which are available for Brands and influencers to connect to and transact with. Furthermore, through our other platforms, such as TrillerTV, BKFC and Metaverz.com, we work with multiple Brands both in marketing, advertising and promotion. Such Brands include (or have included) BuckedUp, OnlyFans, Showtime, HBO, AEW and WWE. These are case by case arrangements, generally with an agreed upon fee or an annual fee, and can in some cases be one-off or multi-year deals. The fee amounts can range from as low as several thousand dollars up to multi-million dollar contracts. We are optimistic that the fee sizes and frequencies will increase over time. We have a sales team and marketing team dedicated to these transactions and ensuring that they are robust, repeat in nature and longer-duration and we intend, in the future, to invest in and scale the sales team.

We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $420 million in capital and established more than 327 million Consumer Accounts on the Triller app and 433 million Consumer Accounts on our Technology Platform. These accounts are created when consumers create accounts on our owned properties and when we employ our Technology platform, on behalf of ourselves and our

Brand and Creator partners, to facilitate interactions with interested consumers on our owned properties and on third-party social media, social messaging and text messaging platforms. Users that simply accessed or viewed our content or partner content on our platform or any other social media platform are not included in the above number. Consumer Accounts that were created prior to acquisition by Triller are not included in the above numbers. As stated above, since our inception, we have established more than 500 million Consumer Accounts in the Triller app and a total of 633 million Consumer Accounts on our Technology Platform. Recently, however, we have elected to take a proactive approach to the way in which we report our Consumer Accounts, which we believe is uncommon in our industry. While we believe that many social media companies include a significant number of “bot” accounts or “duplicate” accounts in their user metrics, we recently undertook a robust process to purge as many of the duplicate and bot accounts as practicable with our resources and in doing so we purged in excess of 200 million Consumer Accounts from our total user accounts metric, leading us to a current net Consumer Accounts number of 327 million on the Triller app, with a total of 433 million Consumer Accounts on our Technology Platform.

We operate within the global digital content marketplace, which is estimated to reach $577.4 billion in 2023 according to Statistica’s August 2023 report on worldwide digital media, and focus our efforts on the $250 billion creator economy, as forecasted in a recent Goldman Sachs report on the Creator Economy. Goldman Sachs Research estimated the creator economy could reach $480 billion by 2027 in its April 2023 report titled “The creator economy could approach half-a-trillion dollars by 2027”. Our revenue grew from $3.7 million in the fiscal year ended December 31, 2020 to $26.4 million in the fiscal year ended December 31, 2021 to $47.7 million in the fiscal year ended December 31, 2022 and declined from $35.0 million for the nine months ended September 30, 2022 to $33.6 million for the nine months ended September 30, 2023. We have incurred net losses in each year since our inception, including $195.6 million, $773.6 million and $77.2 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. Losses were $144.2 million and $90.6 million for the nine months ended September 30, 2022 and September 2023, respectively.

Our Business Model

Our AI-driven, mission-critical Technology Platform helps enable Creators and Brands to reach their target audiences and our messaging-based notification services drive a continuous cycle of engagement for audiences (where they stay “in the know” and are kept up-to-date on what their favorite Creators and Brands are publishing), while the Creators and Brands receive actionable real-time data, analytics and feedback. The actionable real-time data can be used by AI / ML platforms to automate responses, which in turn can increase user engagement.

We have a host of service offerings that drive awareness, engagement and monetization. We refer to these offerings as a Technology Platform because we believe we offer a highly differentiated solution that integrates all of our service offerings into a comprehensive portfolio that goes beyond a single app-based or web-based content solution to virtually every medium of content engagement (social media, streaming, live Events and virtual world experiences). We create network effects via our proprietary AI-powered technology designed to drive optimal engagement through the best channels, increasing the return-on-investment for Creators and Brands. Furthermore, the efficiencies gained from our AI-powered Technology Platform enable both us and our partners to operate at scale to grow via multiple channels of engagement. In contrast, our major competitors employ a walled-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of content creators. Our approach helps our Creators and Brands distribute their content on any platform while also focusing on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services.

Our Technology Platform generates revenue through Brands and Consumers. In the years ended December 31, 2021 and 2022, we generated 97% and 83%, respectively, of our revenue from Brands. In the nine months ended September 30, 2022 and 2023, we generated 85% and 69%, respectively, of our revenue from Brands. The decrease in revenue from Brands’ is due to several factors, including a decline in advertising spend on our platform by our

Brands in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. In addition, we believe Brands budgets have been pressured by various external factors such as inflation, rising interest rates, and related macroeconomic uncertainty, which has led to reduced spending on our platform. Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees. Going forward we expect our direct to consumer businesses to become a more significant driver of overall revenue as those businesses are experiencing growth.

When we enable the consumption of content by individuals, primarily in the form of Triller branded live Events, we also generate revenue from consumers in the form of Creator driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. In the years ended December 31, 2021 and 2022, we generated 3% and 17%, respectively, of our revenue from consumer purchases in connection with these Triller branded live Events. In the nine months ended September 30, 2022 and 2023, we generated 15% and 31%, respectively, of our revenue from consumer purchases in connection with these Triller branded live Events. Our partnerships with high-profile Creators and Brands enable us to host live Events that receive significant viewership through the Triller app, TrillerTV, BKFC and Metaverz. Viewers of live events that view our live Events on platforms such as Instagram, Twitter or Twitch are not included as viewers of our hosted live Events.

While we continue to invest in the Triller app’s infrastructure, as result of a refocus of our business undertaken in 2022, we currently generate an immaterial amount of revenue from the Triller app. For the year ended December 31, 2022, we generated revenue of $0.2 million from the Triller app. For the nine months ended September 30, 2022 and 2023, we generated revenue of $0.13 million and $0.02 million, respectively, from the Triller app. Despite the decline in revenue, we believe the Triller app will be an important driver of future revenue growth.

In 2019, we launched Triller Fight Club with the successful production of the bout between Mike Tyson and Roy Jones Jr. on pay per view (“PPV”) event which was the sixth highest grossing PPV event and largest digital PPV event. We produced, financed, promoted and distributed over a dozen large Events to further the Triller Fight Club business plan which, at the time, was intended to build a successful combat sports league that would take advantage of today’s combat sport demand paired with our opening and merging of combat sports with influencer combat Events and other talent. In August of 2022, we acquired a controlling interest in what we believe to be one of the fastest growing combat sports promotions, BKFC, which had its own operational team and a self-contained business to produce, finance and promote its events and brand. Our management determined that the growth of BKFC could not be replicated by Triller Fight Club and, rather than continue to build Triller Fight Club, determined it would shut down Triller Fight Club’s operations and direct its combat sports resources and focus towards BKFC. Furthermore, management believed that since BKFC was already being distributed on TrillerTV (formerly Fite TV), which distributes over 3,000 Events per year and is in seven million households, that, it was a natural transition for the management to shut down Triller Fight Club. See Note 2, “Prior Period Reclassifications and Restatement” in the consolidated financial statements as of and for the years ended December 31, 2021.

As of September 30, 2023, we had cash, cash equivalents and marketable securities of $1.0 million. See “—Liquidity and Capital Resources” for additional information.

Acquisitions

We consummated several acquisitions at various times during 2021 and 2022, including the acquisitions of Verzuz, FITE TV, Thuzio, Amplify.ai, BKFC, Julius and Fangage. These acquisitions have generated the majority of our revenue growth over the last three fiscal years. Please refer to the “Pro Forma Condensed Consolidated Statements of Operations” which reflect each of the acquisitions as if it took place as of the beginning of the earliest period presented; thus, as if they all took place on January 1, 2022.

While each of our acquisitions in the years ended December 31, 2022, and 2021 contributed to our revenue and, in certain cases contributed to higher operating losses, our management does not monitor the individualized impact of any acquired business’ operating results on our revenue and earnings, opting instead to evaluate the business on an enterprise-wide basis. This is due to the fact that we view acquisitions as ordinary course business activity in which we regularly engage and in part because following an acquisition we immediately formulate an integration plan of the acquired business into our own operations, which would result in commingled revenue generation and expense incurrence which makes the impact of any single acquisition or group of acquisitions difficult to quantify and unlikely to result in the obtainment of meaningful data to utilize in evaluating our business. We do not monitor or measure the individualized impact of any single acquired business’ operating results on our revenue and earnings.

We allocate and deploy financial and human capital in a manner consistent with this integration of acquired businesses as referenced above. For example, sales and marketing personnel and efforts across various entities are viewed as a single division. Engineering, research and development, and technologies are transferred and shared across the enterprise to promote knowledge dissemination and increased efficiency. Where appropriate, engineers from various businesses are allocated to the same project, regardless of where the accompanying personnel expense is recorded. Similarly, administrative functions, including business-unit management, accounting and legal, are transferred or combined. As a result, based on management’s evaluation of staff capabilities and the resources available in each business, an acquired entity may incur an increase or decrease in costs and responsibilities and may contribute to product and service offerings for which such entity may not directly generate revenue. Accordingly, management does not practically measure the impact of any particular acquisition.

Key Acquisitions

We have grown our business primarily through acquisitions. We made the following acquisitions during the years ended December 31, 2022, and 2021:

•	Verzuz on January 27, 2021;

•	FITE TV (now known as TrillerTV) on July 30, 2021;

•	Thuzio on October 30, 2021;

•	Amplify.ai on December 13, 2021;

•	BKFC on April 1, 2022;

•	Fangage on November 1, 2022; and

•	Julius on November 1, 2022.

Discontinued Operations

In June 2022, our management announced its intentions to strategically divest the Triller Fight Club Event Production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by us and we no longer incur any material production and operating costs associated with TFC Productions. As a result of these actions, TFC Productions is reported as a discontinued operations in the consolidated financial statements for all periods presented.

Factors Affecting Triller’s Financial Condition and Results of Operations

Our financial condition and results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

Industry Landscape

We operate within the estimated $577.4 billion global digital content marketplace, according to Statistica’s August 2023 report on worldwide digital media, and focus our efforts on the $250 billion creator economy, as forecasted in a recent Goldman Sachs report on the Creator Economy. Goldman Sachs Research estimated the creator economy could reach $480 billion by 2027 in its April 2023 report “The creator economy could approach half-a-trillion dollars by 2027.”

We operate in a competitive market. The major companies that serve this market include Meta, Alphabet, ByteDance, Snap and X (formerly known as Twitter), who all employ a walled-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of content creators. Furthermore, only approximately 1% of these content creators receives any revenue share from these platforms in support of their efforts to monetize activities. Our differentiated approach helps our Creators and Brands distribute their content on any platform and focus on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services. This open-garden approach stands in contrast to the walled-garden approach, and we believe is a major reason that attracts Creators and Brands to our Technology Platform. Although we believe we have a differentiated approach, we compete to attract, engage and retain users against existing companies and potential entrants, both globally and in particular geographic regions where we operate. These competitors have more extensive hardware, software, and service offerings, longer histories, larger user bases, increased brand recognition, more experience in the markets in which we compete and greater overall resources than us. These attributes enable them to devote more financial resources to technology, infrastructure, fulfillment and marketing, which in turn may impact our competitiveness. In addition, our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the individual Creators and Brands we partner with and the assets we own. Our success depends in part on our ability to generate commerce and offer premium content that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content.

We offer diverse products and services that compete for consumers’ time and disposable income. The rise of streaming, increased competition from well-capitalized tech entrants, legislative and regulatory changes and continued viewership appeal are all factors influencing the projected growth of digital media content and consumption. This growth has benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more interactive experiences that they can document and broadcast through social media. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include shifting customer preferences. costs to curate and produce Events as well as shifting consumer preferences.

We are also subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. In addition, new governmental policies and regulations can affect our business in meaningful ways, even when such policies and regulations are not directly related to our business. For example, the implementation of regulations to give end-users more control over how their data and personal information are utilized could affect the attractiveness of our Technology Platform. We have been impacted by other significant legislative and regulatory developments in the past, and proposed or new legislation and regulations could significantly affect our business and results of operations in the future. See “Risk Factors” for further information.

Acquisitions

A key component of our growth strategy is to utilize the breadth and scale of our Technology Platform to identify attractive opportunities to either enhance our existing businesses or grow our portfolio of owned assets.

Our Technology Platform and decades of media industry insights allow us to identify new industry trends and related acquisition opportunities, and we often benefit from inbound and proprietary opportunities. We believe we have a core competency in evaluating and integrating these acquisitions with a disciplined approach.

Our ability to successfully integrate past and future acquisitions will impact our results of operations. To maintain and grow our results of operations, we will have to successfully integrate businesses that we acquire to realize the full benefits of the combined businesses. Even if we successfully acquire a business entity, there is no assurance that our combined business will become profitable. The process of completing the integration of acquired businesses could cause an interruption of, or loss of momentum in, the activities of our company and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the pursuit of business acquisitions and the integration of acquired businesses, and the incurrence of significant, acquisition related costs in connection with proposed and completed acquisitions, could have an adverse effect on our business, financial condition or results of operations.

In addition, recent acquisitions and future acquisitions may make it more difficult to evaluate our performance period over period. We have significant goodwill and intangible assets from prior acquisitions. The amortization of definite-lived intangibles assets will continue to adversely impact our results of operations. Future acquisitions may increase such goodwill and intangible asset balances, further adversely impacting our results of operations. We remain focused on executing our long-term goals and objectives, which include integrating our acquisitions and continuing to seek opportunities to further enhance our Technology Platform.

Estimates and assumptions are made when estimating the fair value of intangible assets and goodwill. If the subsequent actual carrying value of goodwill or intangible assets change adversely compared to the assumptions and projections used to develop the original value, we may record impairment charges, adversely affecting its results of operations. In addition, we estimate the economic lives of certain acquired assets and these lives are used to calculate amortization and depreciation. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed, which could materially impact the results of operations.

Market and Economic Conditions

Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as pandemics, unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the impacts on our results of operations becomes more acute in periods of a slowing economy or recession, which may be accompanied by changes in corporate sponsorship and advertising and decreases in attendance at our live Events During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. A prolonged period of reduced consumer or corporate spending could have an adverse effect on our business, financial condition and results of operations.

Furthermore, changes in public and individual consumer tastes and preferences as well as industry trends could reduce demand for our services and content offerings and adversely affect our business. Our ability to generate revenue from discretionary spending on entertainment and sports events and corporate sponsorships and advertising, is subject to many factors that are beyond our control, such as consumer preference. While we are continuing to assess the efficiency of our marketing and promotion activities, our limited operating history and the relative novelty of the online music, sports and other livestreaming events makes it difficult for us to predict when the Company will achieve its longer-term profitability objectives.

Our business is impacted geopolitical events, the overall macro-economy, brands’ marketing budgets and expenditures and other factors such as interest rates. Similarly, when brands have higher marketing expenditures or budgets, which often correspond to broader economic factors, we also benefit from these trends. Given that most recent reporting periods had fewer major public or civic engagement on social media, which would have otherwise generated marketing dollars, we generated less revenue during these periods. Furthermore, given overall macroeconomic conditions over recent reporting periods, there were less marketing dollars available from the Brands we work with, causing a decline in revenue from those Brands. Our business plan and intention is to continue to diversify our client base such that any one of these factors or events would have a less significant impact on our overall revenue and operating results. See Risk Factor—“Our financial performance in certain quarters and years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years due to economic conditions and operational factors.”

Impact of Events

Our operating results are influenced by the timing of the Events we produce. We may produce several large-scale premier Events throughout the year, including BKFC and TrillerTV programming, which result in increased revenues and expenses during the periods in which these occur. For example, BKFC and TrillerTV Events may take place on a periodic, non-recurring basis Events. Because our results may vary significantly from quarter-to-quarter or year-to-year, our financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years.

Personnel and Stock-Based Compensation Expense

Our business relies on our ability to attract and retain talent, including engineers, data scientists, product designers and product developers, particularly as our business scales. Our employee and service provider headcount has grown from 89 as of December 31, 2020 to 225 as of September 30, 2023, consistent with scaling our business, and is expected to continue to grow to support expected revenue growth. Personnel related costs make up a significant component of our operating expenses, including stock-based compensation, and we expect this trend to continue in the future. In addition, market volatility may cause fluctuations in our stock-based compensation expense and may impact our use of stock-based compensation.

Investing in Growth While Driving Long-Term Profitability

We have a track record of delivering an innovative, differentiated and scalable Technology Platform to consumers, Creators, and Brands around the world. We remain committed in the long term to delivering market-leading technology that creates a strong return on investment for our Creators and Brands. Maintaining our software solution leadership is imperative to our growth plan, and we intend to continue making significant investments in research and development to improve and expand its platform, software solutions, in addition to investments in its platform infrastructure.

We expect in future periods to invest in technology, product, and marketing innovation, while balancing driving growth with long-term margins.

Global Expansion

We are focused on growing our platform globally, including through entering new markets and investing in under-penetrated markets. Expanding into new geographies will require increased costs related to marketing, as well as localization of product features and services. Potential risks to our expansion into new geographies will include competition and compliance with foreign laws and regulations. As we expand into certain new geographies, we may see changes in our sources of revenue or consumer preferences.

Key Operating Metrics

Our mission is to build and amplify relationships between Brands, Creators and audiences to drive cultural experiences, content and commerce. We view our Technology Platform as a marketing engine that helps Brands

(including the brands we own) optimize their ability to sell products and services through various social channels. Our Technology Platform is designed to generate revenue through the dissemination of advertising content, the awareness, and engagement generated by that content and the sales of Brands’ goods and services.

We have strived to create a common definition of our operating metrics throughout our ecosystem. This includes companies or businesses we have acquired and integrated into our Technology Platform, as well our home grown brands. These common definitions are applied to the methodology by which we count our key operating metrics: (i) total Consumer Accounts, (ii) total Events, (iii) number of Brands, and (iv) number of Creators. Each of the key operating metrics we monitor impacts our results of operations, and although there is not necessarily a direct correlation between each of these key operating metrics and our results of operations in a given period, these key operating metrics help inform our strategic initiatives and serve as indicia of the size of our market opportunity. As a result, we believe these key operating metrics are useful for investors to help them better evaluate our prospects and our current and future value.

Total Consumer Accounts. The total number of Consumer Accounts across our Technology Platform provides insight into the popularity and utility of our offerings and is an important metric for our business. “Consumer Accounts” are counted when consumers create accounts on a Triller brand or owned property and also when we employ our Technology Platform to create accounts on behalf of our Brands and Creators. We define total Consumer Accounts as the total number of individual Consumer Accounts recorded in databases across the Triller app) TrillerTV and BKFC (whether they are active or inactive on our Platform) at or around the time of measurement, that we track and that are able to benefit from the services and features offered through our Technology Platform during the reported period. Furthermore we differentiate between Consumer Accounts that are owned by Triller and Triller brands (of which we had 286,726,082 at March 31, 2021, which increased to 333,751,129 at September 30, 2023) and Consumer Accounts that are established on behalf of our Brand and Creator partners (of which we had 56,879,462 at March 31, 2021, which increased to 102,234,812 at September 30, 2023). With respect to individual services, we do not count duplicate Consumer Accounts, however there may be duplicate Consumer Accounts across disconnected services such as a Consumer Account for a Triller owned brand and a Consumer Account we established on behalf of a Triller brand customer’s social media account on Facebook, Instagram, YouTube, or other platforms. We believe Consumer Accounts is an important metric for our business because it demonstrates the scale of our Technology Platform and facilitates the generation, consumption and monetization of content. The chart below shows the number of Consumer Accounts recorded in the databases of our Technology Platform in each of the periods indicated below between January 1, 2021 and September 30, 2023. The chart shows the consistent growth in both Triller Consumer Accounts and the Consumer Accounts we manage on behalf of Brands and Creators. We believe our business strategies will produce continued growth in both areas and that this growth will positively impact our results of operations in future periods.

Events. The total number of Events we host is a measure of our ability to connect with our users. We define “Events” as in-person or digital events that we produce and execute under our Triller brands or execute on behalf of Brands or Creators. These include in-venue events, digital streaming events and hybrid event experiences delivered through our Technology Platform and recorded in the databases of our Technology Platform. Total Events includes Events delivered through our Technology Platform and recorded in the databases of our Technology Platform. We believe this is an important metric for our business because it demonstrates the scale of our Technology Platform and facilitates the generation, distribution and monetization of content. The chart below shows the number of Events recorded in the databases of our Technology Platform in each of the periods indicated below between January 1, 2021 and September 30, 2023. The chart is reflective of the quarter-to-quarter variability of the number of Events we produce and execute and the Events we execute on behalf of others. As we continue to diversify our Events portfolio and our relationships with Brands and Creators, we believe we will grow total number of Events over time and that this growth will positively impact our results of operations in future periods.

Number of Brands: The total number of Brands utilizing our Technology Platform is an important metric for our business. We define total number of Brands as the sum of the number of Direct Brands and Tracked Brands utilizing our Technology Platform. Direct Brands are third party companies, products or product lines which utilize or have utilized one or more of our products or services offered through our Technology Platform, while Tracked Brands are companies, products or product lines whose associated data we track, report on and make available to our clients as part of one or more product offerings. We include Brands in our measurement whether they are active or not on our Technology Platform at or around the time of measurement. When we count a Brand for any period, if a Brand shows up more than once in that period it is only counted as one Brand during a reporting period. However there could be duplications in measurement in any of the following manners: (1) a Tracked Brand and a Direct Brand may be duplicated; (2) to the extent that a company utilizes an agency or consultant which is a third party to both us and the organization, that agency or consultant would then be counted as a separate Brand. We believe the total number of Brands is an important metric for our business because attracting more Brands increases the scale of our Technology Platform, which improves overall monetization rates and helps in turn to attract more Creators to our platform. The below chart shows the number of Brands appearing in our Technology Platform in each of the periods indicated below between January 1, 2021 and September 30, 2023. The chart shows the consistent growth in the total number of Brands and believe our overall value proposition, diversification of Brand partners and our growth strategies will continue to produce consistent growth in the area.

Number of Creators: The total number of Creators utilizing our Technology Platform is another important metric for our business. Creators include influencers, artists, athletes, other individuals and public figures that utilize or have utilized our Technology Platform to create and publish content. We count Creators as a combination of creators with whom we have a direct relationship, such as those that create and publish content on our Technology Platform, or have done so in the past, and third parties that work with us to promote Brands. We also include creators that we have an indirect relationship with that we profile, analyze and report on via our Technology Platform to help Brands identify Creators that may be appropriate for their marketing activities. The chart shows the consistent growth in the total number of Creators and we believe our overall value proposition and diversification of Creators and will continue to produce consistent growth in the area.

Components of Results of Operations

Revenue

Our Technology Platform generates revenue through Brands and Consumers. In the years ended December 31, 2022 and 2021, we generated 83% and 97% of our revenue from Brands. In the nine months ended September 30, 2022 and 2023, we generated 85% and 69%, respectively, of our revenue from Brands. The decrease in revenue from Brands is due to several factors, including a decline in advertising spend in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. We derive a majority of our revenue from Brands in the form of revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Examples of revenue share arrangements include video content hosted on our Technology Platform, ecommerce transactions facilitated by our Technology Platform and merchandise sold through our Technology Platform. Service fees comes from Brands that utilize our platform to reach consumers via a combination of campaign fees, sponsorship fees and transaction fees or SaaS fees, including monthly subscription fees. When we enable the consumption of content by individuals, primarily in the form of Triller branded live Events, we also generate revenue from consumers in the form of Creator driven live-event ticket sales, pay-per-view fees, subscriptions and merchandise sales. Our revenues are generally recognized when services are delivered and when transactions occur. Revenue from Brands is generally recognized as advertisements and associated content are viewed or interacted with, on the Triller app or across the various third-party platforms we support.

When we enable the consumption of content by individuals, primarily in the form of Triller branded live Events, we also generate revenue from consumers in the form of Creator driven live-Event ticket sales, pay-per-view fees, subscriptions and merchandise sales. In the years ended December 31, 2021 and 2022, we generated 3% and 17%, respectively, of our revenue from consumer purchases in connection with these Triller branded live Events. In the nine months ended September 30, 2022 and 2023, we generated 15% and 31%, respectively, of our revenue from consumer purchases in connection with these Triller branded live Events. Our partnerships with high-profile Creators and Brands enable us to host live Events that receive significant viewership through the Triller app, TrillerTV, BKFC and Metaverz. Viewers of live events that view our live Events on platforms such as Instagram, Twitter or Twitch are not included as viewers of our hosted live Events.

Cost of Revenues

Cost of revenue is comprised of fees paid to Creators, performance and agency contracts, including media rights costs, as well as other license and royalty fees paid to third parties, hosting infrastructure and data center operations, personnel-related expenses for our customer implementation teams and contractors, including salaries and other related costs, service fees paid to third parties, and costs to host physical Events, including staffing, materials and merchandise for sale. We anticipate that cost of revenues will increase in the future on an absolute dollar basis, but generally in proportion to our revenues, as we continue to benefit from increased scale and capitalize on new and incremental revenue opportunities.

Operating Expenses

Unit-based Compensation

Unit-based compensation expenses consist primarily of expenses related to warrants and stock options issued by us. The fair market value of these equities is determined using the Black-Sholes option pricing model. The value of the equities is then expensed over the service/vesting period, in accordance with ASC 718, Compensation – Stock Compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and related expenses, travel and related costs, and brand and creative services which are amortized over time. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead. Although sales and marketing expenses have declined in recent periods, and are expected to decline year over year from 2022 to 2023, we anticipate that our sales and marketing expenses will increase in the future as we increase our headcount to support the continued growth of our business.

Research and Development

Research and development expenses consist primarily of personnel costs and related expenses, as well as third party tools and labor. We continue to focus our research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of its existing products. We capitalize the portion of our software development costs that meets the criteria for capitalization under ASC 350-40, Internal Use Software. We anticipate that research and development costs will increase in the future on an absolute dollar basis, but generally in proportion to our revenues, as we continue to benefit from increased scale.

Contingent Consideration

Contingent consideration consists of the periodic fair value adjustment to contingent consideration outstanding from previous acquisitions. Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in Other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for our administrative, legal, human resources, information technology, finance and accounting employees, and executives. Additionally, general and administrative expenses include professional service fees, music licensing, insurance premiums, and other corporate expenses that are not allocated to the above expense categories. Although general and administrative expenses have declined in recent periods, and are expected to continue to decline for the remainder of the year, we anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued growth of our business.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of amortization expenses related to our intangible assets, including historical acquired intangible assets, such as trademarks and tradename intangibles, content, customer-related intangibles, developed technology, and capitalized software.

Other Income (Expense), net

Other income (expense) consists primarily of expenses such as interest expense, changes in fair value of contingent consideration and warrant revaluation.

Provision for Income Taxes

We estimate our current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on our consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

We evaluate the realizability of our deferred tax assets and recognize a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in our consolidated statements of operations and comprehensive loss. Our judgment is required in determining the valuation allowance recorded against our net deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes.

Results of Operations and Comprehensive Loss

Comparison of the Nine Months Ended September 30, 2023 and 2022 (unaudited)

The following table sets forth our results of operations for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30
($ in thousands)	2023	2022	$ Change	% Change
Revenue	$33,586	$35,008	($1,422)	(4%)
Operating costs and expenses(1)
Costs of revenues	30,918	30,740	178	1%
Research and development	7,860	9,992	(2,132)	(21%)
Sales and marketing	10,680	26,732	(16,052)	(60%)
Contingent Consideration	11,364	2,841	8,523	300%
General and administrative	34,368	83,648	(49,280)	(59%)
Depreciation and amortization	22,791	18,698	4,093	22%

Total operating expenses	117,981	172,651	(54,670)	(32%)
Total operating loss	(84,395)	(137,643)	53,248	(39%)
Other income (expense), net
Change in fair value of warrants and long-term debt	(53,333)	30,632	(83,965)	(274%)
Interest expense	(2,841)	(11,783)	8,942	(76%)
Other expense	167	(260)	427	(164%)

Other income (expense), net	(56,007)	18,589	(74,596)	(401%)
Loss from continuing operations before income taxes	(140,402)	(119,054)	(21,348)	18%
Income tax benefit (expense)	6,160	2,560	3,600	141%

Net loss from continuing operations	(134,242)	(116,494)	(17,748)	15%

Net (loss) income from discontinued operations, net of income taxes	200	(31,652)	31,852	(101%)
Net loss	(134,042)	(148,146)	14,104	(10%)
Less: Net loss attributable to noncontrolling interests	(2,890)	(4,362)	1,472	(34%)

Net loss attributable to Triller Corp.	($131,152)	($143,784)	$12,632	(9%)

NM means not material

Revenues

Revenue decreased by $1.4 million, or 4%, for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022. The decrease was attributable year-over-year decreases in event revenue for Thuzio, which declined by $3.7 million primarily as a result of a lack of marquee Events in the 2023 period; brand promotion and sponsorship revenue, which declined by $3.1 million; FITE PPV revenue, which declined by $2.2 million; and Amplify.ai revenue, which declined by $1.8 million. The decrease in revenue was partially offset by the acquisitions of BKFC and Julius, which contributed revenue of $6.5 million and $3.2 million, respectively. We believe the variance discussed above accounts for our decline in revenue from brand promotion and sponsorship during the nine months ended September 30, 2023. The increase in consumer revenue comes from the growth of our direct to consumer businesses, which we expect to continue to enjoy accelerated growth through digital transactions, physical transactions and other direct to consumer businesses which are less impacted by civic engagement or macroeconomic factors. Going forward we expect our direct to consumer businesses to become a larger driver of overall revenue as those businesses are experiencing positive growth. Revenue from the Triller app was immaterial for the nine months ended September 30, 2022 and 2021. ($0.13 million for the nine months ended September 30, 2022, as compared to $0.02 million for the nine months ended September 30, 2021).

Our Technology Platform generates revenue through Brands and Consumers. In the nine months ended September 30, 2022 and 2023, we generated 85% and 69%, respectively, of our revenue from Brands. The decrease in the percentage of our revenue from Brands is due to several factors, including a decline in advertising spend on our platform by our brands in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. In addition, we believe brands’ budgets have been pressured by various external factors such as inflation, rising interest rates, and related macroeconomic uncertainty, which has led to reduced spending on our platform. Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

Cost of Revenue

Cost of revenue increased by $0.2 million, or 1%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was primarily attributable to the acquisitions of BKFC and Julius, which included cost of revenues of $8.6 million and $0.7 million, respectively. These increases in cost of revenue were partially offset by year-over-year decreases in costs of revenue for the Triller app, TrillerTV and Thuzio of $3.8 million, $1.6 million and $2.9 million, respectively. The decrease in costs of revenue for Triller is due to a $2.7 million decrease for Verzuz Events and $1.8 million decrease in sales events and production; the decrease in costs of revenue for TrillerTV is due to a $1.0 million decrease in pay per view revenue share and $0.4 million decrease in app transaction fees; and the decrease in costs of revenue of $2.9 million for Thuzio is due to fewer Events.

Research and Development

Research and development expenses decreased by $2.1 million, or 21%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease was primarily attributable to lower spend in hosting software and technology related to our Technology Platform.

Selling and Marketing

Selling and marketing expenses decreased by $16.1 million, or 60%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease is primarily attributable to lower marketing and advertising as part of our efforts to reduce overall operating costs by leveraging our acquisitions and Technology Platform to advertise our offerings across our platform as well as focusing our efforts on our core audiences.

Contingent Consideration

The change in fair value of contingent consideration as of the nine months ended September 30, 2023 resulted in an expense of $11.4 million, compared to a $2.8 million expense as of the nine months ended September 30, 2022, which represents an $8.5 million increase in contingent consideration expense period over period. For the nine months ended September 30, 2023, the change in fair value of contingent consideration primarily consisted of a $14.0 million increase in BKFC acquisition contingent consideration offset by a decrease in fair value of contingent consideration of $2.6 million for the Julius acquisition. For the nine months ended September 30, 2022, the change in fair value of contingent consideration primarily consisted of a $2.8 million increase in Verzuz acquisition contingent consideration.

Interest Expense

Interest expenses decreased by $8.9 million, or 76%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease was primarily attributable to the conversion of high interest promissory notes to convertible notes during 2023. The Company elected to recognize the periodic change in fair value of convertible notes rather than interest, which resulted in a decrease of overall interest expense recognized during the nine months ended September 30, 2023.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $49.3 million, or 59%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease was attributable to reduction of music licensing costs for $20.3 million, legal costs for $20.2 million, as well as a reduction in stock compensation of $6.8 million and external professional and consulting costs of $3.7 million.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $4.1 million, or 22%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The increase was primarily attributable to the acquisitions of Julius, Fangage and BKFC, whose depreciation and amortization from continuing operations was $1.9 million, $1.4 million and $0.1 million, respectively. Additional increase related to finite-lived intangible assets recognized in connection with the Verzuz, Julius, Fangage, BKFC, TrillerTV, Thuzio and Amplify.ai acquisitions.

Change in fair value of warrants and long-term debt

The change in fair value of warrants and long-term debt as of the nine months ended September 30, 2023 resulted in a loss of $53.3 million, compared to a $30.6 million gain as of the nine months ended September 30, 2022, which represents a $84.0 million loss period over period. For the nine months ended September 30, 2023 and 2022, the change in fair value of warrants resulted in a $2.0 million and $0.3 million gain, respectively, which was primarily due to the change in fair value of underlying Common B Units in each period. In 2022, we early adopted ASU 2020-06, Debt – Debt with Conversion and Other Options, and began fair valuing convertible debt instruments entered into after June 30 2022, which resulted in a $13.4 million loss from the recognition of the fair value of long term debt during the nine months ended June 30, 2023.

Income tax benefit (expense) from Continuing Operations

Income tax benefit increased by $3.6 million, or 141%, for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.

Net Loss (Income) from Discontinued Operations

Net income from discontinued operations was $0.2 million for the nine months ended September 30, 2023 compared to $31.7 million loss in the nine months ended September 30, 2022, representing a decrease in loss of $31.9 million or 101%. We discontinued the TFC Productions operation after the six months ended June 30, 2022. The loss during the nine months ended September 30, 2022 represents the net cost to discontinue the TFC Production operation. The net $0.2 million income from discontinued operations during the nine months ended September 30, 2023 represents refunds of fees paid in 2023.

Comparison of the Years Ended December 31, 2022 and 2021

The following table sets forth Triller’s results of operations for the years ended December 31, 2022 and 2021:

	Year Ended, December 31
($ in thousands)	2022	2021	$ Change	% Change
Revenue	$47,681	$26,408	$21,273	81%
Operating costs and expenses(1)
Costs of revenues	41,241	34,912	6,329	18%
Research and development	12,368	16,492	(4,124)	(25%)
Sales and marketing	30,946	71,132	(40,186)	(56%)
Contingent Consideration	1,794	2,240	(446)	(20%)
General and administrative	100,542	531,244	(430,702)	(81%)
Depreciation and amortization	25,468	9,107	16,361	180%

Total operating expenses	212,359	665,127	(452,768)	(68%)
Total operating loss	(164,678)	(638,719)	474,041	(74%)
Other income (expense), net
Change in fair value of warrants and long-term debt	26,585	(65,227)	91,812	(141%)
Interest expense	(25,417)	(44)	(25,373)	NM
Other expense	(194)	485	(679)	(140%)

Other income (expense), net	974	(64,786)	65,760	(102%)

Loss from continuing operations before income taxes	(163,704)	(703,505)	539,801	(77%)
Income tax benefit (expense)	6,188	1,064	5,124	482%

Net loss from continuing operations	(157,516)	(702,441)	544,925	(78%)
Net (loss) income from discontinued operations, net of income taxes	(38,078)	(71,114)	33,036	(46%)
Net loss	(195,594)	(773,555)	577,961	(75%)
Foreign currency translation adjustment	40	231	(191)	(83%)
Less: Net loss attributable to noncontrolling interests	(3,968)	0	(3,968)	NM

Net loss attributable to Triller, Inc.	($191,586)	($773,324)	$581,738	(75%)

The following table sets forth the components of Triller’s results of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended, December 31
	2022	2021
Revenue	100%	100%
Operating costs and expenses
Costs of revenues	86%	132%
Research and development	26%	62%
Sales and marketing	65%	269%
Contingent Consideration	4%	8%
General and administrative	211%	2,012%
Depreciation and amortization	53%	34%

Total operating expenses	445%	2,519%
Total operating loss	(345%)	(2,419%)
Other income (expense), net	2%	(245%)
Net loss from continuing operations before tax	(343%)	(2,664%)
Income tax benefit (expense)	13%	4%
Net loss from continuing operations	(330%)	(2,660%)
Net loss from discontinued operations, net of tax	(80%)	(269%)
Net loss	(410%)	(2,929%)

Revenues

Revenue increased by $21.2 million, or 81%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in revenue was primarily attributable to growth from acquisitions, which contributed $11.9 million of incremental revenue, coupled with an increase in organic revenue growth, which contributed $10.8 million in incremental revenue. Organic revenue growth was largely driven by an increase in the number of Events in the year ended December 31, 2022 compared to the year ended December 31, 2021. Revenue from the Triller app was immaterial for the years ended December 31, 2022 and 2021 ($0.4 million for the year ended December 31, 2022, as compared to $0.2 million for the year ended December 31, 2021).

Cost of Revenues

Cost of revenue increased by $6.3 million, or 18%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to partial year cost of revenue of $11.2 million and $0.3 million in December 31, 2022 related to the 2022 acquisitions of BKFC and Julius, respectively. In addition, the company incurred increased cost of revenue of $2.7 million, $5.9 million and $2.7 million related to the full year operations from the 2021 acquisitions of Amplify, Thuzio and TrillerTV, respectively, versus partial year cost of sales in 2021. These increases were offset by a $17.7 million year over year decreases in Triller cost of revenue. The decrease in cost of revenue for Triller is mainly due to $20.5 million decrease in sales events and production offset by an increase of $2.7 million for Verzuz Events.

Research and Development

Research and development expenses decreased by $4.1 million, or 25%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily attributable to lower spend in hosting software and technology related to our Technology Platform.

Selling and Marketing

Selling and marketing expenses decreased by $40.2 million, or 56%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease is primarily attributable to lower marketing and advertising as part of our efforts to reduce overall operating costs by leveraging our acquisitions and Technology Platform to advertise our offerings across our platform as well as focusing our efforts on our core audiences.

Contingent Consideration

Contingent consideration expenses decreased by $0.5 million, or 20%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease is primarily attributable to the settlement of Verzuz and Thuzio earn-out liabilities during the year-ended December 31, 2022, which was offset by the fair value change in earn-out liability for BKFC for the year ended December 31, 2022.

General and Administrative from Continuing Operations

General and administrative expenses decreased by $430.7 million, or 81%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily attributable to the inclusion of $384.4 million in stock-based compensation expense in the year ended December 31, 2021 which was not repeated in the year ended December 31, 2022. The decrease is also attributable to lower compensation expense in the year ended December 31, 2022 driven by the Company’s efforts to reduce overall operating costs.

Depreciation and Amortization from Continuing Operations

Depreciation and amortization expense increased by $16.4 million, or 180%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily attributable to increased expense related to finite-lived intangible assets recognized in connection with the Verzuz, Julius, Fangage, BKFC, TrillerTV, Thuzio and Amplify.ai acquisitions.

Change in fair value of warrants and long-term debt

The change in fair value of warrants and long-term debt as of the year ended December 31, 2022 was $26.6 million, compared to $(65.2) million as of the year ended December 31, 2021, which represents a $91.8 million gain year over year. For the years ended December 31, 2022 and 2021, the change in fair value of warrants resulted in a $39.6 million gain and a $65.2 million loss, respectively. This was primarily due to the change in fair value of underlying Common B Units in each year.

In addition, we early adopted ASU 2020-06, Debt – Debt with Conversion and Other Options in 2022 and began fair valuing convertible debt instruments entered into during the year. This resulted in a $13.0 million loss from the recognition of the fair value of long-term debt offsetting the gain due to the change in fair value of warrants.

Interest expense

Interest expense increased $25.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. We financed a significant amount of our acquisitions and operations in 2022 with debt resulting in $4.6 million in additional interest expense in 2022 compared to 2021. In addition, we recognized $20.8 million in losses from modifying certain short-term liabilities into long term debt in 2022. See “Risk Factor — We have a substantial amount of indebtedness, which could adversely affect its business, and we cannot be certain that additional financing will be available on reasonable terms when required, or at all.”

Other income (expense), net from Continuing Operations

Other income (expense), net increased by $65.8 million, or 102%, to a net other income of $1.0 million for year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was driven primarily by a $91.8 million change in the fair value adjustments to warrants, which resulted in income of $26.6 million for the year ended December 31, 2022 compared to a fair value loss of $65.3 million for the year ended December 31, 2021. This increase was offset by a $25.4 million increase in interest expense for the year-ended December 31, 2022.

Income tax benefit (expense) from Continuing Operations

Income tax benefit was $6.2 million for the year ended December 31, 2022 compared to an income tax benefit of $1.1 million for the year ended December 31, 2021.

Net Loss (Income) from Discontinued Operations

Net loss from discontinued operations decreased by $33.0 million, or 46%, from $71.1 million for the year ended December 31, 2021 to $38.1 million for the year ended December 31, 2022. The decrease in discontinued operations is a result of discontinuing TFC Productions after the quarter ended March 31, 2022, resulting in fewer Events in 2022 versus full year of operations in 2021, partially offset by the additional costs related to the discontinuance of the TFC Production operations with no additional associated production revenues to offset the costs.

Non-GAAP Financial Measures

In addition to our results of operations determined in accordance with GAAP, we believe the following non-GAAP measure, Adjusted EBITDA, is useful in evaluating our operational performance. Adjusted EBITDA has limitations as an analytical tool and when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measure differently than other companies who report measures with the similar titles and, as a result, the non-GAAP measure we report may not be comparable with that of companies in its industry or in other industries.

We believe that Adjusted EBITDA, the non-GAAP financial measure we use, is useful in evaluating its operational performance. We use this non-GAAP financial measure to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that non-GAAP financial information, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Our computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. The non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss, adjusted for interest expense, income taxes, depreciation and amortization, fair value adjustments and non-recurring expenses, such as acquisition expenses.

We believe that Adjusted EBITDA, as defined above, is useful in evaluating our operational performance distinct and apart from financing costs, certain expenses and non-operational expenses. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance within an industry. Many users of the financial statements consider Adjusted EBITDA a more accurate reflection of a company’s worth because it adjusts for one time or non-recurring costs.

Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP. In addition, the presentation of these measures should not be construed as an inference that Triller’s future results will be unaffected by unusual or non-recurring items.

The following table reconciles unaudited net loss, the most directly comparable financial metric, calculated and presented in accordance with GAAP to the non-GAAP measure of Adjusted EBITDA:

	Triller Hold Co LLC
	Historical
(in thousands) Adjusted EBITDA:	Nine Months Ended September 30, 2023 (Unaudited)	Nine Months Ended September 30, 2022 (Unaudited)	Year Ended December 31, 2022	Year Ended December 31, 2021
Net loss	(134,042)	(148,146)	($195,594)	($773,555)
Adjusted for:
Depreciation and amortization	22,791	18,698	25,468	9,107
Interest expense	2,841	11,783	4,321	44
Income tax expense (benefit)	(6,160)	(2,560)	(6,188)	(1,064)

EBITDA	(113,190)	(120,225)	(171,993)	(765,468)
Unit-based compensation	6,547	13,364	14,045	481,765
Debt modification losses and debt fair value adjustments	27,678	18,166	34,064	—
Transaction-related costs(1)	3,664	3,869	4,034	4,861
Non-recurring litigation expense(2)	4,837	7,612	15,361	—
Discontinued operations(3)	(200)	31,652	38,078	71,114
(Gain) Loss on remeasurement of warrant liabilities(4)	23,845	(39,798)	(39,553)	65,227
Loss on remeasurement of contingent consideration(5)	11,364	2,841	1,794	2,240

Adjusted EBITDA	(35,455)	(82,519)	($100,136)	($140,261)

(1)

Acquisition costs incurred related to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million is reflected in 2021. Transaction costs incurred in relation to the Direct Listing, and for ancillary transaction costs totaling approximately $3.7 million is reflected in the nine months ended September 30, 2023, $3.9 million in the nine months ended September 30, 2022, $4.0 million in 2022 and $4.9 million in 2021.

(2)	Represents expense associated with the settlement or other resolution of two litigation matters.
(3)	In June 2022, we discontinued our Triller Fight Club Events production business.
(4)	Remeasurement (gain) loss on warrants issued.
(5)	Loss related to the fair value of contingent consideration from Verzuz, Thuzio and BKFC acquisitions.

Liquidity and Capital Resources

Overview

The accompanying condensed consolidated financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022 were prepared assuming we will continue as a going concern, which contemplates that we will continue in operation and will be able to realize our assets and settle our liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should we be unable to continue as a going concern.

Since our inception, we have generated negative cash flows from operations and have financed our operations primarily through the sale of equity and debt securities, and payments received from Brands and consumers. We have incurred significant losses from operations and negative cash flows from operations every year since inception and expect to continue to incur losses. We had cash and cash equivalents of $1.0 million as of September 30, 2023. We also had a working capital deficit of $235.2 million and an accumulated deficit of $1,388.6 million as of September 30, 2023.

During the year ended December 31, 2022, we issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $68.2 million in cash. Refer to Note 10, Debt, of the consolidated financial statements included elsewhere in this prospectus for additional details. An additional $34.5 million in senior and subordinated convertible promissory notes was issued as of September 30, 2023 and we expect to also receive subscriptions for additional financing from Sabeera 1 and Sabeera 2 for up to $200.0 million. Refer to Note 18, Subsequent Events, of the consolidated financial statements included elsewhere in this prospectus for additional details. Additionally, we intend to finance our future development and working capital needs largely from the sale of equity securities and with additional funding from other financing sources.

We have an outstanding $35.0 million principal Senior Convertible Note which was provided by Total Formation, one of our largest equity holders. The Senior Convertible Note matures the earliest of (a) February 1st, 2024, or (b) a successful listing on the NYSE. Total Formation has worked closely with us in many capacities, including strategic assistance and input. Total Formation has also been cooperative and supportive in amending terms in the senior loan to help maximize our value. We expect that Total Formation will continue to operate in this manner.

We have outstanding Accounts Payable and Accrued Expenses of $65.0 million as of September 30, 2023. The majority of our payables are aged more than 90 days, and we have entered into payment plans with several larger vendors. Our total outstanding principal debt as of September 30, 2023 (excluding convertible notes, which will convert to common stock prior to the effectiveness of this registration statement and excluding amounts owed to Verzuz pursuant to the Second Settlement Agreement) was $48.7 million.

In addition, we have established an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Refer to Note 14, Commitments and

Contingencies, of the consolidated financial statements included elsewhere in this prospectus for additional details. As of September 30, 2023, we have accrued $13.1 million for ongoing legal matters.

We have several potential liabilities related to litigation for our Assembly for Black Creators and our Triller app. Although the potential litigation threat surrounding the Assembly for Black Creators is related to a “large event” that would be harmful to Triller, no such litigation exists. This threat came from a Washington Post article with a reporter who historically has enjoyed writing negative articles about Triller that are not rooted in fact. However, should litigation arise from this incident we could face potential liability. With respect to litigation related to the Triller app, similar to most social media apps, the Triller app utilizes music from various third party artists. Many of these artists have labels and publishers. There is a significant history of ongoing litigation between labels, publishers and social media apps and how it is to be properly compensated. There is no de facto equation or formula and thus significant litigation in the industry by and between social media companies, publishers and labels is commonplace. We are no different and we have had and expect we will continue to have litigation with labels and publishers. We currently have no litigation with any label or publisher that we deem would be material to our operations if there were an adverse ruling.

We expect that between the Sabeera Subscription Agreements and our SEPA from Yorkville, as well as anticipated future operating cash flows, we will have sufficient capital to service our debt and satisfy our other liabilities. Management’s expectations are based on a number of assumptions, any one of which, if not correct, could result in management’s conclusion regarding the sufficiency of future working capital to be incorrect. See Risk Factors—“We may not be able to generate sufficient cash flow to meet our current and any future debt service and other obligations due to future events and events beyond our control.” The long-term viability of our business plan is dependent on our ability to secure sufficient financing to support our business, and our ability to generate revenues sufficient to offset expenses and meet our short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business objectives.

Our future capital requirements will depend on several factors, including, but not limited to the rate of our growth, our ability to attract and retain Brands and Creators to our Technology Platform and their willingness and ability to pay for our products and services, and the timing and extent of spending to support our efforts to market and develop our products. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, we may be required to seek additional equity or debt financing. We cannot assure you that available equity or debt financing, if any, our cash flows from operations, and our cash and cash equivalents will be sufficient to meet our working capital requirements and to meet our commitments in the foreseeable future.

Cash Flows

The following table summarizes our historical cash flows for each applicable period:

	(Unaudited) Nine Months Ended September 30		Year Ended, December 31
($ in thousands)	2023	2022	2022	2021
Net cash used in operating activities	($33,981)	($88,738)	($103,351)	($192,923)
Net cash used in investing activities	(2,919)	(8,045)	(12,050)	(43,615)
Net cash flows provided by financing activities	31,422	49,414	61,900	235,083
Net cash flows from discontinued operations	2,747	13,340	20,658	18,415
Foreign exchange impact	(56)	(80)	41	231

Net (decrease) increase in cash, cash equivalents and restricted cash	($2,787)	($34,109)	($32,802)	$17,191

Net Cash Used in Operating Activities of Continuing Operations

Our cash flows from operations are primarily driven by ongoing investment in scaling our business including change in overhead related to building our brand, the number of Events hosted, changes in music licensing costs and various one-time costs. Timing of cash collections is also impacted from longer payment times with certain pay-per-view providers and brand sponsors.

Comparison of the Nine Months Ended September 30, 2023 and 2022

During the nine months ended September 30, 2023, net cash used in operating activities was $33.9 million, compared to net cash used in operating activities of $88.7 million during the nine months ended September 30, 2022. Our operating activities included net losses of $135.4 million and $148.1 million for the nine months ended September 30, 2023 and 2022, respectively, which were offset by non-cash adjustments of $90.4 million and $12.6 million, respectively. Net change in our working capital resulted in increase of $11.1 million in cash provided by operating activities during the nine months ended September 30, 2023, and a $46.8 million increase during the nine months ended September 30, 2022. The net changes in working capital for all periods presented are primarily due to the timing of cash receipts from Brands and consumers and payments to vendors.

Comparison of the Years Ended December 31, 2022 and 2021

During the year ended December 31, 2022, net cash used in operating activities was $103.4 million, compared to net cash used in operating activities of $192.9 million during the year ended December 31, 2021. Our operating activities included net losses of $195.6 million and $773.6 million, for the years ended December 31, 2022 and 2021, respectively, which were offset by non-cash adjustments of $36.4 million and $575.0 million, respectively. Net change in our working capital resulted in increases of $55.9 million and $5.6 million in cash provided by operating activities in the years ended December 31, 2022 and 2021, respectively.

Net Cash Used in Investing Activities of Continuing Operations

Our primary investing activities have consisted of acquisitions of businesses, including the payments of contingent consideration liabilities, and capital expenditures in support of creating and enhancing our technology infrastructure. Investment in internal use software development may vary from period-to-period due to the timing of the expansion of our operations and the cycles of our internal use software development.

Comparison of the Nine Months Ended September 30, 2023 and 2022

Net cash used in investing activities was $2.9 million for the nine months ended September 30, 2023 and $8.0 million for the nine months ended September 30, 2022. This was driven by our continued investment in capitalized internal use software for our platform in the nine months ended September 30, 2023, and purchase of businesses, net of cash acquired in the nine months ended September 30, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

Net cash used in investing activities was $12.1 million and $43.6 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in investing activities was driven by the completion of a number of acquisitions, including Verzuz, BKFC, TrillerTV, Thuzio, Amplify.ai and Truverse as well as continued investment in capitalized internal use software for our platform.

Net Cash Provided by Financing Activities

Our financing activities consisted of issuance of Common Units, proceeds from issuance of convertible notes and notes payable, which are offset by the redemption of Common Units and repayment of debt.

Comparison of the Nine Months Ended September 30, 2023 and 2022

Net cash provided by financing activities was $31.4 million and $49.4 million for the nine months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023 and 2022, net cash provided by financing activities was primarily driven by subscriptions to the Total Formation Convertible Note (see Debt and Financing Arrangements) of $31.7 million and $44.7 million, respectively. The September 30, 2022 proceeds from financing activities were partially offset by repayments to earn-out liabilities of $4.3 million related to the 2021 acquisition of Verzuz.

Comparison of the Years Ended December 31, 2022 and 2021

Net cash provided by financing activities was $61.9 million and $235.1 million for the years ended December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, net cash provided by financing activities was primarily driven by subscriptions to the Total Formation Convertible Note (see Debt and Financing Arrangements) of $50.4 million and proceeds from notes payable of $17.8 million, partially offset by $5.0 million cash repayments of notes payable. For the year ended December 31, 2021, net cash provided by financing activities was primarily driven by $50.0 million proceeds from issuance of Class A Units, $198.0 million proceeds from the issuance of Class B Units and $10.1 million proceeds from the issuance of notes payable, which were offset by the $13.0 million redemption of Common Units and $10.0 million payment of contingent consideration.

Debt and Financing Arrangements

Total Formation Senior Convertible Note

On August 18, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note with a principal amount of $25 million (the “Convertible Note”) to Total Formation, an existing investor. The Convertible Note bears interest at a rate of 15% per annum and is payable on demand by Total Formation at any time on or after August 18, 2023, the first anniversary of the issue date. The Convertible Note is convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of Total Formation based upon a conversion price equal to, at the time of conversion, the least of (1) $8.3579, (2) 80% of the per-share or per-unit offer price to the public in connection with an underwritten initial public offering or, the average of the closing trading per share or per-unit price during the first 5 trading days following a direct listing on a national stock exchange or marketplace, or (3) 80% of the per-unit price in any financing. The Convertible Note may be redeemed at the option of Total Formation for the principal amount plus accrued interest in the event of a public or private securities offering by us with expected total gross proceeds of $100.0 million or greater. Total Formation has the right, exercisable for a period of 10 business days after receipt of notice of such an offering, to require us to prepay in cash all or any portion of the balance of this Convertible Note then outstanding, together with all accrued interest on the portion of this Convertible Note so prepaid. If any amount payable under this Convertible Note is not paid when due, such overdue amount will bear interest at a default rate of 16% from the date of non-payment until paid in full, with the interest due payable immediately, upon demand from Total Formation.

In connection with the sale of the Convertible Note, we also issued to Total Formation 598,236 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share. In addition, existing common units and warrants held by Total Formation and its affiliates were converted into 34,163,117 Series A-1 preferred units (which convert into Series A-1 preferred stock in the Reorganization) and 7,178,837 warrants to purchase Series A-1 preferred units with an exercise price of $2.035 per unit (which convert into warrants to purchase Series A-1 preferred stock in the Reorganization).

On December 31, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note to Total Formation (the “December Convertible Note”) with a principal amount of the lesser of (i) the aggregate amount of all Bridge Loan Advances (as defined below) and (ii) $10.3 million. The December

Convertible Note bears interest at an annual rate of 15% and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by Total Formation to us under the December Convertible Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. The December Convertible Note has the same conversion feature, right of redemption, and default rate upon non-payment as the Convertible Note. On August 18, 2023, we entered into Amendment No. 1 to the Amended and Restated Convertible Notes which extended the maturity date of the notes to November 1, 2023.

The Convertible Note Purchase Agreement includes covenants that restrict our ability to take certain actions without consent of Total Formation while the Total Formation Convertible Note is outstanding, subject to limited exceptions. These restrictive covenants relate to, among other things:

•	engaging in mergers, consolidations and acquisitions;

•	amending our organizational documents or any stockholder agreement in a manner that adversely affects Total Formation or the terms of the Series A-1 preferred stock;

•	increasing the number of authorized shares of Series A-1 preferred stock or authorizing or issuing any capital stock other than that ranks junior to the Series A-1 preferred stock;

•	dispositions of material businesses, subsidiaries or material assets outside of the ordinary course of business;

•	redemptions and repurchases of equity interests;

•	payment of dividends;

•	making loans or advances to third parties;

•	incurring or guaranteeing indebtedness, other than subordinated indebtedness;

•	incurrence of liens; and

•	transactions with affiliates.

In connection with the sale of the December Convertible Note, we also issued to Total Formation 239,295 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share.

In addition, we also entered into a Security Agreement, dated December 31, 2022, by and among Triller Corp. and Total Formation, in which we assigned, pledged and granted a continuing security interest in or to our Share Purchase Agreement, dated as of September 28, 2022 with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, any other share purchase agreement or similar agreement that we have entered into or may enter into in the future and any and all rights to payment of money or other rights relating to share purchase agreements, among other collateral. On August 8, 2023 we provided notice of termination to GEM pursuant to its terms. The GEM Facility was terminated effective October 9, 2023.

Standby Equity Purchase Agreement

On October 23, 2023, we entered into the SEPA with Yorkville. Pursuant to the SEPA, we will have the right, but not the obligation, to sell to Yorkville up to $500,000,000 of our shares of Series A common stock (the “SEPA Shares”), at our request any time during the 36 months following the execution of the SEPA. Each sale we request under the SEPA (each, an “Advance” and collectively, the “Advances”) may be for a number of shares of Series A common stock with an aggregate value of up to $500,000,000. The SEPA Shares would be purchased at either 95.0% or 97.5% of the Market Price (as defined pursuant to the SEPA). In addition, the issuance of shares under the SEPA would be subject to certain limitations, including that the aggregate number of shares of Series A common stock issued pursuant to the SEPA cannot exceed 19.9% of our outstanding Series A common stock as of the sixth Trading Day following the date of completion of the Direct Listing (referred to as the “Exchange Cap”).

Yorkville’s obligation to purchase the SEPA Shares is subject to a number of conditions, including that a registration statement (the “SEPA Registration Statement”) be filed with the Commission, registering the Commitment Fee Shares and the shares to be issued pursuant to an Advance under the Securities Act of 1933, as amended, and that the SEPA Registration Statement is declared effective by the Commission.

The foregoing description of the SEPA is qualified in its entirety by reference to the SEPA, which is filed hereto as Exhibit 10.26 and which is incorporated herein by reference.

BKFC Series A Financing

On November 17, 2023, BKFC closed on total investments of $8.1 million of Series A Convertible Preferred Shares (which includes $4.1 million in cash and a commitment to spend an aggregate of $4.0 million in marketing for the benefit of BKFC), which represents a purchase price per Series A Convertible Preferred Share of $7.00 per share. The purchasers also received a total of 288,357 warrants exercisable for shares of BKFC common stock at a price equal to $7.00 per share.

The Series A Convertible Preferred Stock contains certain customary protective provisions ordinarily provided to holders of preferred stock in similar transactions.

2021/2022 Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event of the Company’s initial public offering based on a formula that includes a discount to the relevant pricing in such offering. The notes do not automatically convert in the case of a direct listing of our common stock.

In the fourth quarter of 2022, we issued unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million to various noteholders who are related parties. The note bears interest at 7.5% and is convertible into Class B common units, at 8% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering) or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

Related Party Promissory Notes

In the period beginning May 25, 2022 and ending September 26, 2022, we issued promissory notes in the aggregate principal amount of $4.9 million to related parties. The related party notes bear interest at rates ranging from 1.85% to 3.05% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. As of September 30, 2023, we have repaid $2.6 million in respect of the related party notes.

Verzuz Convertible Notes

On September 22, 2022, we issued $37.0 million aggregate principal amount of 3.0% convertible notes to the founders of Verzuz, LLC in settlement of legal claims brought by the founders arising out of contingent consideration provisions in the Verzuz acquisition agreement. In addition, under the terms of the Second Settlement and Payment Agreement, dated September 22, 2022, with the founders of Verzuz, we agreed in connection with the issuance of the 7.50% convertible promissory notes that at least 25% of the net proceeds (after the deduction only of reasonable and customary expenses, which shall not exceed 8% of gross proceeds) of each of our completed capital raising transactions will be paid to the Verzuz founders. In conjunction with the September 2022 settlement agreement, we paid Verzuz $1.0 million. Subsequent to September 22, 2022, we raised $53.1 million from debt capital raising transactions. We believe we are not required to provide 25% of the net proceeds of these debt capital transactions to settle the $37.0 million principal owed to the Verzuz founders under the Second Settlement and Payment Agreement, as we believe the agreement with Verzuz is intended only to apply to equity capital raises. As of September 30, 2023, the Verzuz Notes are recorded at fair value of $41.6 million and are included in short term debt on the condensed consolidated balance sheet.

BC Ticketing Convertible Note and Warrant

On December 31, 2022, we issued a convertible note in the aggregate principal amount of $9,900,000 aggregate principal amount to BC Ticketing, LLC (“BCT”) in settlement of all legal claims brought by BCT arising out of a dispute with BCT. The note bears interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering) or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

We also issued to BCT a warrant to purchase 1,390,207 Class B common units at a purchase price of $0.01 per unit.

April 2023 Convertible Debt Facilities

On April 7, 2023, we entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The convertible note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our Series A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, we entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a convertible note in an amount equal to the sum of all draws. The convertible note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our Series A common stock in connection with the consummation of the Reorganization), as well as warrants to purchase up to 1,410,437 shares of our Series A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted (which will be converted into up to 8.014 shares of our Series A common stock at the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 2 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Commercial Note Agreements

On July 19, 2023, we entered into a Commercial Note agreement (“July Commercial Note”) with a lender pursuant to which we borrowed $1.0 million and received gross proceeds in the amount of $0.9 million. Unless prepaid earlier, the July Commercial Note is to be repaid in 20 equal weekly installments with the final installment to be 20 weeks from the date of the agreement and carries $0.5 million in total interest expense provided all payments are timely made. The loan is guaranteed by us.

On August 8, 2023, we entered into a separate Commercial Note agreement (“August Commercial Note”) with the same lender pursuant to which we borrowed $1.5 million and received gross proceeds of $1.4 million. Unless prepaid earlier, this loan is to be repaid in 20 equal weekly installments with the final installment to be 20 weeks from the date of the agreement and carries $0.7 million in total interest expense provided all payments are timely made. The loan is guaranteed by us. The terms of the August Commercial Note also require us to issue warrants to the lender in an amount equal to $0.3 million based on either a 409a valuation or the price of our Series A common stock following a public listing.

On September 19, 2023, we amended the August Commercial Note and borrowed an additional $0.6 million thereon. The amended terms provide that the August Commercial Note is to be repaid in 16 equal weekly installments with the final installment to be 16 weeks from the date of this amendment and carries $0.7 million in total interest expense provided all payments are timely made.

Share Loan Holding Vehicle Loan

On June 27, 2023, we entered into a Business Loan and Security Agreement pursuant to which we borrowed $2.0 million from a lender and received gross proceeds in the amount of $1.9 million. Unless prepaid earlier, this loan is to be repaid in 24 equal weekly installments with the final installment to be 24 weeks from the date of the agreement and carries $0.9 million in total interest expense provided all payments are timely made. This loan is secured by a limited guaranty and pledge of securities given in favor of the lender by Share Loan Holding Vehicle LLC, an entity controlled by our former director Ryan Kavanaugh who, through Proxima Media, Share Loan Holding Vehicle LLC and various trusts, is a beneficial owner of more than 5% of our equity securities.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. Preparation of our financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. We believe that the assumptions and estimates associated with the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of convertible notes; the capitalization of costs related to internally developed software; impairment of its long-lived assets; and income taxes have the greatest potential impact on its consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating its consolidated balance sheets, results of operations, and cash flows.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers, requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services. We recognize revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. Our expenses sales commissions are incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers which reduces revenues. Revenue is primarily derived from several activities including, but not limited to, Brand sponsorship, subscription fees and Events. For additional information around our revenue recognition policy, See Note 4, Revenue, to our consolidated financial states and notes elsewhere in this prospectus for further details.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations, Including Fair Value Estimates of Intangible Assets

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are is permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in Other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Fair Value of Unit-Based Compensation

We account for unit-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which requires compensation cost for the grant-date fair value of unit-based awards to be recognized over the requisite service period. We determine the fair value of unit-based awards granted or modified on the grant date or modification date using appropriate valuation techniques, further described below.

Service-Based Vesting

We have granted certain awards, consisting of warrant and option awards, that vest based upon a service condition. We use the Black-Scholes option pricing model to determine the fair value of the awards granted. The

Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common units, the expected term of the award, the expected volatility of the price of the common units, risk-free interest rates, and the expected dividend yield of the common units.

•

Expected term of the award: Given the lack of historical employee turnover data and our unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

•

Expected volatility: As the our common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

•	Risk-free interest rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

•	Expected dividend yield: The dividend yield was zero percent as we do not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded. We do not estimate forfeitures and records them when they occur.

Performance-Based Vesting

We also grant service provider units (“SPUs”) that vest upon the satisfaction of both a service condition and a performance condition. We determine the grant-date fair value of the SPUs based on the fair value of its common units at the grant date and expenses over the requisite service period, if the performance condition is probable of achievement. To estimate the fair value of the underlying common units, we use the Option Pricing Method based upon the fair value of Triller, determined using the income and market approaches. Given the absence of a public trading market for our common units, management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the underlying common units, including (i) independent third-party valuations; (ii) forecasted income and expenses; (iii) the lack of marketability of our common units; and (iv) valuations of comparable companies. These inputs are subjective and generally require significant analysis and judgment to develop.

The service-based vesting condition for the majority of the SPUs is satisfied over one to three years. The performance-based vesting condition for the SPUs is based on the enterprise value of Triller. Additionally, the majority of these awards provide for forfeiture of unvested SPUs if certain unauthorized transfers of the holder’s securities in Triller occur. As of December 31, 2022, all SPUs with a performance-based vesting condition have met their performance-based vesting requirement.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded.

For additional information around our unit-based compensation plans, refer to Note 9, Unit-Based Compensation, within the consolidated financial statements included elsewhere in this filing.

Fair Value of Convertible Notes

Beginning in 2022, certain of our senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently re-measured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within other income (expense) in the 2022 statement of operations and comprehensive loss. We classify our senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement. Fair value is estimated using a Scenario Based Analysis simulation of the present value of each instrument’s cash flows. The significant inputs in the valuation models (for the scenario with a 95% and 90% probability, respectively) as of September 30, 2023 and December 31, 2022 are as follows:

September 30, 2023

Inputs Valuation method	Senior Convertible Notes Scenario Based Analysis	Convertible Promissory Notes Scenario Based Analysis
Original Conversion price	$ 8.36	$8.01 - $10.01
Fair value of conversion units	$12.21	$5.23 - $10.00
Expected term (years)	0.25	0.25
Volatility	65%	65%
Discount rate	20%	20%
Risk free rate	5.55%	5.55%

December 31, 2022

Inputs Valuation method	Senior Convertible Notes Scenario Based Analysis	Convertible Promissory Notes Scenario Based Analysis
Conversion price	$8.12	$6.20 - $7.30
Fair value of conversion units	$9.71	$7.30
Expected term (years)	0.29	0.29
Volatility	80%	80%
Discount rate	20%	20%
Risk free rate	4.42%	4.42%

In determining the appropriate fair value of our Convertible Notes, consideration was given to the fact pattern and transactions that were known or knowable as of each valuation date in the twelve months preceding the filing of this registration statement. The enterprise and equity values were analyzed utilizing income and market approaches, as well as consideration for any equity transactions that would be indicative of value. Given our primary means of financing have been through the issuance of convertible notes, reliance was placed on the income and market approaches for determination of the enterprise and equity value of the underlying units. Market volatility and share price fluctuations for comparable companies was also considered. Value conclusions have been relatively consistent over the preceding twelve-month period given we did not experience significant business or market changes over the period. In addition, probabilities of an exit event remained consistent, such as potential mergers or acquisitions of the whole or part of us.

Internally Developed Software

We account for the cost of software that is developed or obtained for internal use pursuant to ASC Topic 350-40, Intangibles, Goodwill and Other — Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. We amortize capitalized internally developed software costs over an estimated useful life using the straight-line method. The determination of the estimated useful life requires management’s judgement. Capitalized costs related to internally developed software were $3.8 million, $9.8 million and $6.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Impairment of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate intangible assets with definite lives and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset or asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and we may make various assumptions and estimates when performing its impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting our industry. We have not recorded any impairment to intangible assets or other long-lived assets during the years ended December 31, 2022, and 2021.

Income Taxes

We utilize the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under current tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is an estimate that is subject to change based on tax laws that restrict the future use of deductible differences, and as such, may vary materially based on future tax laws. We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. We recognize interest and penalties related to income tax matters as income tax expense.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of its business, which primarily relate to fluctuations in interest rates and inflation.

Interest Rate Risk

We hold cash and cash equivalents for working capital purposes. Our investment policy and strategy is focused on the preservation of capital and supporting its liquidity requirements. We have not entered into investments for trading or speculative purposes. As of December 31, 2022, we had cash and cash equivalents of $3.8 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates. As of September 30, 2023, we had cash and cash equivalents of $1.0 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on its business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, it may not be able to fully offset such higher costs through price increases. Our inability to do so could harm its business, results of operations and financial condition.

Accounting Pronouncements Not Yet Adopted

For information on recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted, refer to Note 2, Summary of Significant Accounting Policies within the consolidated financial statements appearing elsewhere in this prospectus.

Smaller Reporting Company Status

Upon listing, we expect to be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company if (1) the market value of our common stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter, or (2) our annual revenues in our most recent fiscal year completed before the last business day of our second fiscal quarter are less than $100 million and the market value of our common stock held by nonaffiliates is less than $700 million as of the last business day of the second fiscal quarter.

BUSINESS

Mission

Our mission is to build and amplify relationships between brands, creators and audiences to drive cultural experiences, content and commerce. Through our AI powered technology platform that spans user engagement, streaming and content, our goal is to create personalized and unforgettable experiences that delight and inspire people around the world.

Overview

We are a global, artificial intelligence (“AI”) powered technology platform (“Technology Platform”) that serves a broad constituency of Creators and Brands around the world. “Creators” include influencers, artists, athletes and public figures that utilize our Technology Platform to create and publish content. Famous Creators that use our Technology Platform include influencers like Charli D’Amelio and Bryce Hall and music artists like The Weeknd. “Brands” include organizations that market their products and services utilizing the features offered through our Technology Platform. Brands that have utilized or continue to utilize our platform include McDonalds, Pepsi, Walmart, L’Oréal, Puma, Charmin and Major League Baseball.

We help both Creators and Brands build relationships with their audiences to create awareness, drive content consumption, generate commerce and build culture. Our Triller app is a short-form video app similar to TikTok, Instagram Reels, YouTube shorts and other video apps that allow users to access both user generated and professionally generated content from Creators around the world. Since our inception, we have raised more than $420 million in capital and established more than 500 million Consumer Accounts on the Triller app and a total of 633 million Consumer Accounts on our Technology Platform. These accounts are created when consumers create accounts on our owned properties and when we employ our Technology platform, on behalf of ourselves and our Brand and Creator partners, to facilitate interactions with interested consumers on our owned properties and on third-party social media, social messaging and text messaging platforms. Users that simply accessed or viewed our content or partner content on our platform or any other social media platform are not included in the above number. Consumer Accounts that were created prior to acquisition by Triller are not included in the above numbers. As stated above, since our inception, we have established more than 500 million Consumer Accounts in the Triller app and a total of 633 million Consumer Accounts on our Technology Platform. Recently, however, we have elected to take a proactive approach to the way in which we report our Consumer Accounts, which we believe is uncommon in our industry. While we believe that many social media companies include a significant number of “bot” accounts or “duplicate” accounts in their user metrics, we recently undertook a robust process to purge as many of the duplicate and bot accounts as practicable with our resources and in doing so we purged in excess of 200 million Consumer Accounts from our total user accounts metric, leading us to a current net Consumer Accounts number of 327 million on the Triller app with, a total of 433 million Consumer Accounts on our Technology Platform.

We have dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions and have become a diversified Technology Platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce content under our own and third-party Brands, including trendsetting music, sports, lifestyle, fashion and entertainment media that creates cultural moments, attracts users to our offerings and drives social interaction that serves as a cultural wellspring across digital society.

We operate within the global digital content marketplace, which is estimated to reach $577.4 billion in 2023 according to Statistica’s August 2023 report on worldwide digital media, and focus our efforts on the $250 billion creator economy, as forecasted in a recent Goldman Sachs report on the Creator Economy. Goldman Sachs Research estimated the creator economy could reach $480 billion by 2027 in its April 2023 report titled “The creator economy could approach half-a-trillion dollars by 2027”. Our revenue grew from $3.7 million in the fiscal year ended December 31, 2020 to $26.4 million in the fiscal year ended December 31, 2021 to $47.7 million in the fiscal year ended December 31, 2022 and declined from $35.0 million for the nine months ended September 30, 2022 to $33.6 million for the nine months ended September 30, 2023. We have incurred net losses in each year since our inception, including $195.6 million, $773.6 million and $77.2 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. Losses were $144.2 million and $90.6 million for the nine months ended September 30, 2022 and September 2023, respectively.

Industry Overview and our Differentiation

We operate within the estimated global digital content marketplace which was estimated at $577 billion, according to Statistica’s August 2023 report on worldwide digital media, and focus our efforts on the creator economy which could reach $480 billion by 2027, as forecasted in a recent Goldman Sachs report on the Creator Economy.

The major companies that serve this market include Meta, Alphabet, ByteDance, Snap and Twitter, who all employ a closed-garden approach to monetization, where they are the sole purveyor of the advertising placed within or around content created by millions of Creators. Furthermore, only approximately 1% of these Creators receive any revenue share from these platforms in support of their efforts to monetize activities. Our approach, which is differentiated from the above companies, helps our Creators distribute their content on any platform but focus on creating click-out opportunities to create long-standing consumer relationships and monetization across a digital landscape that includes the web, mobile apps and messaging services. This open-garden approach stands in well-defined contrast to the closed-garden approach and we believe is a major reason that attracts Creators and Brands to our Technology Platform.

Our Technology Platform powers the Triller app, our suite of Creator offerings and our Events and Events-related services. Our Technology Platform enabled more than half a billion quarterly user interactions as of September 30, 2023, including posts, messages, automated communications, and e-commerce transactions both on our Triller branded offerings as well as on various third-party social platforms (including but not limited to Instagram, TikTok, Facebook, YouTube, Snapchat and Twitter), across the web and via SMS messaging. Through our Technology Platform we deliver sports and entertainment content to millions of consumers around the world and we believe that we inspire Creators and Brands to do the same. Our Technology Platform comprises an array of business-to-business and business-to-consumer offerings that empower Creators to establish and sustain long-lasting consumer relationships that help drive their businesses.

Our revenue grew from $3.7 million in the fiscal year ended December 31, 2020 to $26.4 million in the fiscal year ended December 31, 2021 and to $47.7 million in the fiscal year ended December 31, 2022 and declined from $35.0 million for the nine months ended September 30, 2022 to $33.6 million for the nine months ended September 30, 2023. We have incurred net losses in each year since our inception, including $191.6 million, $773.3 million and $77.2 million for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. Losses were $143.8 million and $131.2 million for the nine months ended September 30, 2022 and September 30, 2023, respectively.

Our Technology Platform generates revenue through revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, Events, pay-per-view fees, subscription fees or merchandise sales that are transacted via our Technology Platform. Service fees comes from Brands that utilize our platform to reach consumers via a combination of campaign fees, transaction fees or SaaS fees, including monthly subscription fees. We also generate revenues from Triller branded Events via ticket sales, pay-per-view fees, subscription fees, merchandise sales, brand advertising and sponsorship.

Our AI-driven, mission-critical Technology Platform enables Brands and Creators to reach their target audiences and our messaging-based notification services drives a continuous cycle of engagement for audiences (where they stay “in the know” and are kept up-to-date on what their favorite Creators and Brands are doing), while the Creators and Brands receive real-time data, analytics and feedback–driven by user engagement.

We have a host of service offerings that drive awareness, engagement and monetization. The reason we call this a Technology Platform is because we offer a highly differentiated solution that integrates all of our service offerings into a comprehensive portfolio of services that go well beyond a single app-based or web-based content solution to virtually every medium of content engagement (e.g. social media, streaming, live events and virtual world experiences). We create network effects via our proprietary AI-powered technology designed to drive optimal engagement through the best channels, increasing the return-on-investment for Creators and Brands. Furthermore, the efficiencies gained from our AI-powered Technology Platform enable both us and our partners to operate at scale to grow via multiple channels of engagement, which our competitors that focus on a single walled-garden ecosystems are not able to replicate.

Our Technology Platform

Our Technology Platform reflects our deep experience as content creators and forms the basis for our aspiration to be a technology company built by Creators, for Creators. For all the progress and promise of the creator economy to date, we believe that Creators have historically lacked sufficient power to truly realize their potential and capture enough of the value they create. While it is now possible to find and grow a large online audience, it is still too impersonal, and too elusive for many to turn their passion and expertise into a successful career. A goal of our Technology Platform is to help “rebalance the equation,” enabling Creators both to grow the engagement “pie” while giving them a larger slice of revenue.

Key to our approach of empowering Creators and Brands is our proprietary AI and machine learning (“ML”) technology that helps them easily mix and edit music and video content and distribute it to virtually any digital platform and enables them to understand and engage with their audiences at scale, while retaining control and authenticity of their audience relationships. “AI” is a general term to describe the efforts of computer scientists to design and implement computer hardware and software systems capable of learning and thinking. ML is a field of study in AI concerned with the development and study of statistical algorithms that can effectively generalize tasks and thus performing those tasks without explicit instructions. ML approaches have been applied to large language models (“LLMs”), computer vision, speech recognition, email filtering, agriculture, and medicine, where it is able to achieve efficiencies without having to implement detailed specialized algorithms and systems which would be too complex and costly to build. Creators and Brands have the ability to connect our customized LLMs and Natural Language Processing (“NLP”) technologies to real-time API-based feeds, from virtually all major social platforms, to read, analyze, cluster, filter, and suggest or (when appropriate) send replies to their fans with deep efficiency and personal precision. LLMs are deep learning algorithms that can recognize, summarize, translate, predict, and generate content using very large datasets. Deep learning is a method in AI that teaches computers to process data in a way that is inspired by the human brain. Deep learning models can recognize complex patterns in pictures, text, sounds, and other data to produce accurate insights and predictions. NLP, a branch of AI, uses ML to process and interpret text and data. Natural language recognition and natural language generation are types of NLP. By giving each Creator and Brand an AI-powered “factory of assistants” to help them identify superfans, up-and-comers, key topics and trends to respond to (while filtering out spam, hate-speech and noise), they are better able to deepen relationships and loyalty, optimize their scarce time and resources, and ultimately increase conversions and monetization through a mix of brand partnerships and direct commerce.

For our LLMs, we currently use a mix of open source code for embeddings (for example, open source code such as SBERT with models from HuggingFace) and optionally support embedding models including GPT-4 from OpenAI, PaLM from Google and other models from Cohere. Embeddings models offer an approach to ML where high-dimensional data (data in which the number of features or variables observed are close to or larger than the number of observations, or data points) is converted into low-dimensional data (where the number of observations far outnumbers the number of features) while preserving relevant information. This process of dimensionality reduction helps simplify the data and make it easier to process by ML algorithms. The appeal of embeddings is that they can capture the underlying structure and semantics of the data. For instance, in NLP, words with similar meanings will have similar embeddings. This provides a way to quantify the ‘similarity’

between different words or entities, which is highly valuable when building complex models. We have purposefully designed our systems to give us the flexibility to be independent of any one provider or partner. We periodically evaluate the cost, latency and quality of models because we operate in a rapidly evolving industry. We believe we get superior performance compared to “off-the-shelf” use of LLMs through (a) injecting relevant historical data into prompts (via the standard “Retrieval-augmented generation” pattern) and (b) pre-and post-processing the data to better address customer-specific vernaculars, including the use of acronyms, emojis and non-traditional spellings. We also fine-tune open source and third-party models with proprietary labeled data to improve performance on tasks like extracting relevant profile data from content that end-users or consumers have shared in conversations with our conversation AI systems or classifying fan engagement data as genuine versus originating from bots or spam. While unlabeled data consists of raw inputs with no designated outcome, labeled data is carefully annotated with meaningful tags, or labels, that classify the data’s elements or outcomes. For example, in a dataset of emails, each email might be labeled as “spam” or “not spam.” These labels then provide a clear guide from which a ML algorithm can learn. We do not believe that utilizing this approach introduces risk of impacting our LLMs.

Our NLP technology was developed in-house and is continuously updated via our ML models. We have incorporated some open source code in the development of our products but our products are not dependent on any third-party software or services. We do not use any third party software with regard to our NLP. As is customary in our industry, we used open source code (however, we do not use open source libraries) as one part of the basic building blocks of some of our AI. We do not believe that our utilization of open source code and/or models introduces material risk of impacting our AI products or intellectual property, however as with the usage of any open source code or models there are risks. See Risk Factor—“Certain of our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.”

The rapid pace of AI-innovation is fueling ever more opportunities for us to help Creators and Brands in each phase of their lifecycle, from content creation and distribution (through the Triller app, FITE, Metaverz, Thuzio and Amplify.ai) to fan engagement (through Fangage, Julius and Amplify.ai) and to targeted promotions and upsells (through CrossHype), across the digital platforms they use today and, we believe, will use tomorrow. By occupying a position as their trusted intermediary connecting them with their fans across multiple platforms and the comments, mentions, direct messages, etc. that flow across them daily, we believe we are well suited to build, deploy and refine ever more powerful and effective models and tools in the coming years.

The Triller App

Our Technology Platform originated with the Triller app, a video-sharing app that was originally released in 2015. The original Triller app was initially launched in 2015 as an AI music editing tool. In 2019, upon the formation of Triller Hold Co LLC, when we acquired the Triller app (the “Initial Triller app”) we integrated the Initial Triller app with AI technology pursuant to our agreement with Mashtraxx Ltd. between October 2019 and May 2020 when it was initially rolled out as part of what we refer to today as the new “Triller app”. The Triller app continued to integrate and update and was fully “live” by September of 2021. The Triller app underwent a refinement to its scalable systems and other feature and toolset updates and additional refinements were rolled out in July of 2023 and are live today. The Triller app leverages proprietary AI and ML technologies and enables users to create professional-looking videos and to share those videos within the Triller app and on other social platforms such as Facebook, Instagram, TikTok, Snapchat and Twitter in seconds. Key features of the Triller app include extensive editing, filtering and overlaying tools; AI-powered technology to automatically synchronize video and audio with little to no manual editing; and our proprietary dual camera feature, which allows users to record videos simultaneously from the back-and front-facing cameras of their smartphones. The Triller app’s primary audience is the 18-34 year old demographic, with strong engagement from users in the United States and a growing user base in high-growth markets such as India, where we maintain a strong presence, including a period in August 2020 when we temporarily became the number one short-form video app in the App store subsequent to TikTok being banned in 2020.

The images above are examples of how the user interface of the Triller app allows users to perform various actions as depicted above.

The Triller app contains channels for the posting and consumption of short-form and long-form content, where we host content made by celebrities, influencers and other Creators, as well as professionally-produced episodic content about music, sports, gaming, fashion and other forms of entertainment.

We believe the content creation features and availability of short- and long-form content offered on the Triller app are key differentiators that set us apart from our competitors and will continue to do so as we focus our efforts on growing our user base and deepening the level of engagement among Creators, Brands and users who interact with our ecosystem.

Our Suite of Creator and Brand Offerings

We have augmented our Technology Platform through a combination of internal development and strategic acquisitions, including the additions of products and services that deliver, automate or otherwise streamline SMS and social messaging, AI-powered customer engagement, cross-platform marketing, digital streaming, content and audience management, e-commerce services, social and creator analytics and engagement measurement.

Fangage

Fangage serves as the entry point for Creators looking to leverage our ecosystem and establish a digital presence on the internet, across social media, e-mail and SMS. Fangage comprises a set of tools and features that allow Creators to manage and distribute their content and maintain and grow their audiences, communicate with those audiences directly, and gather and analyze data that allows them to streamline their monetization efforts. The Fangage offering is integrated with and incorporates services from the Triller app, Amplify.ai, Cliqz and Julius.

The image above shows the dashboard for the Fangage Website and service offerings.

Amplify.ai, Cliqz and CrossHype

We acquired Amplify.ai in December 2021 and internally developed our Cliqz and CrossHype offerings. These products provide a broad set of features that further enable Creators to connect directly with their audiences, spotlight their content across a broad range of social media sites, measure audience engagement with that content, and monetize their content through personalized user experiences.

Our Amplify.ai product automates SMS and direct message marketing communications between Creators, Brands and their respective audiences through the use of proprietary AI and NLP technologies.

Our Cliqz product enables Creators to aggregate their audiences across their social media accounts and access those audiences directly via SMS and direct messaging, avoiding the algorithmic limitations imposed by most social media platforms that limit these Creators’ content viewership and opportunities for content engagement and monetization. For example, as noted by Hootsuite in August 2023, the average engagement rate of an organic Facebook post ranges from 2.58% down to just 1.52%.

Our CrossHype product helps Brands and Creators reach audiences across multiple social platforms, with a particular emphasis on helping Brands create awareness and engagement with consumers, with a common framework for measuring the effectiveness and efficacy of their marketing efforts. This solution allows Brands and Creators to reach specific audiences within social media platforms, including highly targeted followers of specific social media Creators, and to build retargetable audiences that grow in size and detail, accruing even more value over time.

Julius

Julius, which we acquired in November 2022, is a SaaS solution that provides strategic marketers at Brands and advertising agencies with access to a database of profiled Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Julius provides Brands and agencies a detailed dashboard to measure engagement across all Creator-driven marketing campaigns. Furthermore, Julius serves as a marketplace allowing e-commerce Brands to automate the process of on-boarding Creators with per-transaction incentives for enabling e-commerce transactions. Julius is directly integrated with our Fangage solution, completing the circle between Creators and Brands.

Thuzio

Thuzio, which we acquired in October 2021, is a leading solution for creating and executing premium Creator Events and experiences. Thuzio helps Brands and other enterprise customers create Events with Creators including sports icons and speakers. Thuzio has partnered with Creators across many verticals, including athletes such as Tiki Barber, Allen Iverson, Scottie Pippen, and Lisa Leslie, comedians such as Jerry Seinfeld, music artists such as Ja Rule and celebrity chefs such as Marcus Samuelsson.

Metaverz

Our Metaverz offering enables us to transform live Events, which are typically only enjoyed by a few thousand people, into digital Events that can be experienced by millions of consumers globally, including augmented reality and virtual reality experiences. Metaverz provides an array of ways to create digital experiences featuring Creators and Brands, containing social engagement and gamification features as well as virtual merchandise stores that allow users to digitally purchase collectibles and memorabilia.

Our Events and Event-Related Services

In addition to services we deliver to Creators and Brands, we also utilize our Technology Platform to deliver sports and music content, including our popular Verzuz music battles and fast-paced combat sports Events. These Events generate revenue through ticket sales, pay-per-view, subscriptions and sponsorships, but importantly also help build our brand and culture, introduce and attract people to other elements of our Technology Platform and showcase to Creators and Brands the powers of our Technology Platform. We promote and market our Events through our Technology Platform, as well as third-party Events across our digital media ecosystem.

Verzuz

We acquired Verzuz, which was founded by celebrated music producers Swizz Beatz and Timbaland, in 2021. Verzuz is a live competition that pits two celebrity artists or groups against one another in a sequence of performance battles during each event. These Events, which once lived solely online, now include live audiences and are streamed on our own TrillerTV offerings as well as on Instagram, Facebook, YouTube, Twitch and other third-party services.

High-profile artists who have appeared and performed in these sequences include Ashanti, Keyshia Cole, Young Jeezy, Gucci Mane, Brandy, Monica, Ludacris, Nelly, Fat Joe and Ja Rule. Coined the “Verzuz Effect,”

artists have experienced as much as a 1,200% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex and BET have covered battles with their own commentary both in real-time during the events and in the days and weeks that follow. See Risk Factor — “We may be unable to protect our patents, trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights” for additional information.

TrillerFest

We introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the COVID-19 pandemic. TrillerFest featured performances by Creators, including Snoop Dogg, Marshmello, Migos, Pitbull and other artists and generated millions of viewers worldwide.

Following the success of the first event, we organized a two-day TrillerFest concert in Miami in May 2021. The event was headlined by Lil Wayne and Tyga and could be attended live or streamed via pay-per-view on our Technology Platform.

Triller Fight Club

We marketed and distributed live and streaming pay-per-view and subscription boxing and combat sports events through Triller Fight Club. Triller Fight Club Events were produced and financed by third parties, for whom we provided promotional, marketing and distribution services that we delivered through our Technology Platform and via traditional advertising channels. We generated revenue from the above services including revenue share for ticket sales, pay-per-view sales, subscriptions and merchandise sales.

We entered the combat sports space in November 2020, when we financed and hosted a boxing match between Mike Tyson and Roy Jones Jr. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, musical performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. We streamed a documentary miniseries leading up to the fight on the Triller app and on TrillerTV (then a third-party vendor) and distributed the event through pay-per-view services and FITE TV. The event earned the largest number of pay-per-view purchases ever for TrillerTV, resulting in its registered users increasing by approximately 40% and the TrillerTV app trending as the number one grossing app in the United States on the day of the event.

Building on the Tyson vs. Jones event’s success, we introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view Events with similar “four-quadrant elements” such as musical performances and celebrity appearances.

Recognizing that we had built a valuable name in the combat sports world, but desiring to deploy more of our resources toward our core Technology Platform, in June 2022 we strategically repositioned Triller Fight Club so that it would no longer serve the capital-intensive event financing, production and bout matchmaking functions of a traditional licensed combat sports promoter. After August 2022, we worked to leverage the brand recognition of the Triller Fight Club name by partnering with third-party promoters, who branded their Events as Triller Fight Club Events and distribute those Events on our Technology Platform offerings such as TrillerTV and others, and provided them with marketing and distribution services to allow them to take advantage of the full suite of our Technology Platform’s marketing and engagement tools. We held a co-branded event in December 2022, which involved a boxing match between Manny Pacquiao and D.K. Yoo in Seoul, South Korea.

As a result of our decision to move away from the event financing, production and bout matchmaking aspects of Triller Fight Club Events, the TFC Productions as it was conducted until June 30, 2022 is reported as discontinued operations in our consolidated financial statements for the year ended December 31, 2022. As of June 30, 2022, the Triller Fight Club production business was no longer being operated by us and we no longer incur any material production and operating costs associated with the component.

Bare Knuckle Fighting Championships

In August 2022, we acquired a controlling equity interest in BKFC, a licensed combat sports platform that stages live and streaming bareknuckle fighting events featuring established professionals in boxing, mixed martial arts, kickboxing and Muay Thai. BKFC participants compete in a “squared circle” ring and under rules modeled after the 19th century bareknuckle fighting. We believe BKFC’s connection to the history of bareknuckle fighting and the format render BKFC an integral component of our content offerings in the combat sports space.

Triller TV

TrillerTV, which we acquired in July 2021, was launched in 2012 and has become a leading digital live streaming platform for sports and entertainment that distributes free, ad-sponsored, pay-per-view and subscription-based video content created by us and third parties. Originally dedicated to combat sports, TrillerTV has expanded its programming catalog to include other sports and entertainment, including the South American continental CONMEBOL qualifiers for the FIFA World Cup Qatar 2022 and the Rugby World Cup 2022.

Our AI Model, History, Development and Personnel

Our AI enabled Triller app learns user preferences with respect to content tags and personalizes feeds accordingly (which we refer to as its user modeling component) and it also focuses on discovering and pushing content that is well-received by audiences, irrespective of the popularity of its creator (which we refer to as its video popularity component). The Triller app’s AI components are based on model-free reinforcement learning approach, meaning that the system adapts over time and does not require any training data. The user modeling component operates on a reinforcement learning approach whereby users are initially presented with a broad variety of content and then, based on their feedback (in terms of engagements such as ‘liking’ or sharing), the feed composition converges to users’ core areas of interest over time. The underlying mechanism is capable of modeling complex taste profiles and allows interests to shift over time as users explore new types of content.

The model behind our AI was initially validated in a test involving 130,000 users that were spilt evenly between users that were subjected to a personalized feed created by the recommendation system and a second group where all users received the same manually curated feed. Users opting for the personalized feed had a 3.6% better than baseline day 1 retention and a 2.1% better than baseline on day 4-7 retention.

Mashtraxx music editing patents

In November 2014, the founders of Mashtraxx Ltd started working on commercially viable generative and adaptive music technologies. Mashtraxx Ltd was then formed in March 2015. Recognizing that the growth of social media had led to a rise in poor edits of unlicensed music, the team worked closely with the music industry to devise a system of technologies that could both sensitively edit a track, and were in line with ethical and legal requirements to help rights holders. Mashtraxx now holds a series of patented inventions that, when combined, give an AI the ability to edit music. Broadly, these inventions cover:

•	Finding the exact position of onsets within a data signal.

•	Identifying a rhythmic beat from a given series of onsets.

•	Grouping beats into musical bars, and identifying time signatures and changes of time signature.

•	Identifying the grouping of bars in sections and the meta tagging of section predicates such as verse, chorus, build up, climax, and bed, among others.

•	The identification of anacrusis (pickups/upbeats) across section and bar boundaries.

•	A method to edit seamlessly from one point in the track to another, taking into account anacrusis and differences in performance (the free time of a performance).

•	The ability to brief a story expressed in narrative intensity over time, and have an edit of any given track adjust itself to the story.

•	The ability to track usage for reporting to rights holders on metadata about the processes above.

The training of these AI steps is rooted in a philosophy that music is immeasurable, or even undetectable, by science. Therefore, annotations of human musicological perspectives are used as a training set, and AI can then be trained to recognize human perception of a track, as linked to the actual digital signal of the track. In this way, data are not derived from the track itself, but human perception of the track in annotation files. The initial annotations were derived from tests on the private works of the composer who created the system, then more broadly on tracks from partner rights holders. As tracks were annotated based on our music licenses, further feedback was used from these annotations to improve the various system steps.

The music editing functionality available in the Triller app relies on two modules, a Music Information Retrieval (MIR) component which extracts high-level music information from audio recordings, and a core editing algorithm which leverages this output and allows users to create custom edits. While the MIR component consists of a stack of deep learning models which were trained on manually labeled data, the core editing algorithm is an expert system that encodes musicological knowledge and does not require any training.

The MIR component contains several ML models, each of which focuses on a different subtask. All models were trained and validated on an internal collection of approximately 20,000 music tracks which were manually labeled with high-level musical information by a team of five trained musicians in a multi-stage peer-reviewing system. In addition, a subset of the automatic music annotations that are ingested into the production environment undergo a manual quality assurance procedure which is again carried out by trained musicians in a multi-stage peer-reviewing system. The results of manual validation and, if necessary, corrections, are fed back into the training dataset to account for data drift over time.

The metrics below were computed on an unseen data split which was not used during training and refer to the most recent version of the system evaluated on ~2,000 music recordings:

Onset detection: While the core method to detect musical onsets uses a set of heuristics (which do not require any training) to determine the presence of an onset in a given time frame, we trained an additional model to determine the exact position of the onset on a sample-level since this is a requirement for seamless editing. In a retrieval setting, where a detected onset is considered correct if it is within +/- 32 samples of the annotated ground truth, this “onset precision” model achieves a frame-wise accuracy of 98% and a macro F1-score of 0.18. An F-score or F-measure is a measure of a test’s accuracy.

Beat and downbeat (bar) detection: In a retrieval setting, where a detected beat or downbeat is considered correct if it is within 70 milliseconds of the annotated ground truth, the current model achieves a precision of 96% and a recall of 96% for the beat detection task and a precision of 93% and a recall of 93% for the downbeat detection task.

Structural segmentation: The problem is evaluated as a retrieval task where each bar line is a segment candidate and the model is tasked with determining those bar lines that are appropriate segment boundaries. The current model solves this problem with precision of 91% and a recall of 91%. The overall un-weighted accuracy is 95%.

Anacrusis (edit point) detection: Each section of music is associated with entry, mid-section and exit edit points. We again formulate this problem as a retrieval task where the model is tasked with finding the correct edit points. An edit point is considered to be correct if it deviates less than 1/32nd note from the manually placed label. For entry edit points, the model achieves 86% precision and 63% recall, for the mid-section edit points, it achieves 57% precision and 42% recall and for the exit edits it achieves 76% precision and 55% recall.

The Amplify.ai platform was originally developed starting in 2017 to automate responses to frequently asked questions for brands on their social media accounts, utilizing artificial intelligence markup language (AIML) generation to train models that could produce text and rich media responses. This effort led to building proprietary ML models for processing of “internet speak” e.g. the use of stickers, emojis, alternate spelling, and idioms. The platform was then expanded to support sentiment analysis. In 2019, the team adopted and customized the open source NLP pipeline processor RASA and implemented a customized version of their SPACY and TENSORFLOW pipelines to support intent detection. Furthermore, the team added entity detection into its pipeline by incorporating portions of the open source DUCKLING code-base from Meta. Amplify.ai models were validated using various open source third party data sets corpus (Ubuntu, WebApp, Chatbot).

In 2021 and 2022 the team expanded its capabilities by implementing web-based user interfaces to help internal teams, external partners and customers train intent and entities to improve NLP models for customer-specific implementations. Additionally it enabled a feedback mechanism to report and take action on failed message detection to be used for training and improvement. In 2023, the team started incorporating generative AI for content creation - broadcasts, analytics - summarization and customer reporting using RAG (Retrieval Augmented Generation) to enhance accuracy of generative AI models. We expect that this will be particularly helpful to enhance our own product offerings such as BKFC and TrillerTV.

Our source of data for training is based on live customer engagement observed on our platform across industry verticals. We track various metrics of our model including accuracy of sentiment and intent recognition, conversation completion rates etc. We made a change to translate positive and negative sentiment ratings into “moderately / very / extremely” subcategories. This has enabled increased engagement through better variation of conversational messaging. As an example as part of the new model and associated training tools rollout in 2021, we observed a 3.8% improvement in our ability to accurately recognize user intent in inbound conversational messages. At the same time automated conversation completion rates were up 13.9%.

Amplify.ai’s conversational product was put into production in 2017. In 2019 we expanded our platform with a self-hosted Rasa NLU pipeline. We released this as a major update to our Amplify NLP in 2020 which now included a pipeline with support for Sentiment, Intent and Entity Detection. The models trained on this pipeline have been continuously improved since then. They are informed and refined from a training data set that started at 135 million messages in 2019 and has grown now to a training data set of over 570 million messages.

Our Experienced Team

The team that has developed its models and associated AI/ML systems have deep experience in deploying contextualized AI services via the Triller app. The educational background of this team includes PhDs and advanced degrees in AI & Generative Composition, ML, Computer Science, Applied Mathematics, Music & Sound Computing and Genetic Programming. Furthermore, the team includes tenured professors, published authors and inventors of multiple patents. Additionally, the team has previous commercial experience from having developed human behavior anomaly detection systems in crowded environments, defects detection systems in production lines, and developed core systems for banks and financial institutions. The Mashtraxx team has equally impressive credentials. Mashtraxx launched operations in 2014. In 2015 Mashtraxx was founded as a vehicle for the productization of this research. The founders and other PhD post doctorates joined the effort to research opportunities in AI.

Similarly, the team that has developed models and systems in deploying our AI services on social media, social messaging, web chat and chatbot experiences have significant expertise and experience. Technical leadership is provided by multiple graduates of the Symbolics Systems program at Stanford University and the broader educational background includes PhDs and other advanced degrees in ML, Computer Science and Mathematics. Furthermore, the team includes university lecturers, published authors and inventors of multiple patents. Additionally, the team has demonstrated experience building AI/ML and related software products and services at global scale including leadership roles including Google Assistant, Google Photos, Google+, Opera, VeriSign, Electronics for Imaging, Apple, Hewlett Packard, Motorola and Symantec.

How Creators and Brands Can Leverage Our Technology Platform

Creators and Brands take advantage of our Technology Platform in many ways, utilizing a combination of our products and services that best serves their goals. The depth and breadth of our Technology Platform allows us to offer different products and services to serve the specific needs of Creators and Brands.

Charli D’Amelio

Charli D’Amelio, one of the leading influencers on TikTok and Instagram, and one of our shareholders, uses Cliqz to connect and communicate with her fans and followers using SMS text messaging. Cliqz gives Charli precise control over her audience targeting, message call-to-action and click-through and message delivery timing — a stark contrast to what she can control with social media posts on third-party platforms. Recently Charli was able to use Cliqz to assist in garnering votes for her appearance on Dancing with the Stars, which we believe helped her win. She also used Cliqz to create awareness and drive e-commerce transactions on her merchandise store and to create awareness and drive subscriptions for the D’Amelio show on Hulu. We provided Charli with cash and equity as compensation for providing services to us, including using our Triller app.

Rugby World Cup

Our subsidiary TrillerTV has entered into a distribution arrangement with the promoters of the Rugby World Cup, a tournament contested between top international rugby teams every four years, to stream Rugby World

Cup content on TrillerTV’s apps on phones, tablets, personal computers, streaming devices, gaming consoles and multimedia-capable web browsers. To increase awareness and viewership of the content, TrillerTV taps into the Technology Platform by marketing the Rugby World Cup on its accounts on other offerings in our Technology Platform, across social media and via SMS messaging, both directly to our owned audiences and subscriber bases as well as indirectly through Creators and Brands with whom we partner who use our Amplify.ai, Cliqz, Fangage and Julius offerings to deliver our promotional message to their respective audiences.

Walmart

Walmart enlisted us to promote their brand and products to specified targeted audiences. Under the arrangement, participants in our Assembly for Black Creators developed content for the initiative, which was then posted on participants’ social media accounts across social media platforms as well as Walmart’s social accounts. CrossHype aggregates audiences across a broad base of Creator accounts along with the existing audiences of the brand’s social accounts. Additionally, CrossHype uses a combination of earned media and paid media to maximize a campaign’s reach and engagement. Furthermore, CrossHype utilizes the conversational AI capabilities of Amplify.ai to automate responses to social comments and create a one-to-one communication channel between Walmart and consumers.

Verzuz

We create awareness and interactive content for music artists that participate in our Verzuz Events as well as our brand sponsors. We maximize awareness and engagement by promoting our Verzuz Events on the Triller app, to fans and followers of Verzuz utilizing our Fangage, Amplify.ai and Cliqz capabilities, on TrillerTV, and, utilizing CrossHype, post the content on a myriad of social media platforms. We then stream the event on the Triller app and on TrillerTV to millions of viewers around the world. The Technology Platform enables interactive digital experiences such as voting on the Triller app and FITE Apps, and provides for automated interactive responses on social media and messaging platforms. We also utilize our Thuzio offering to offer VIP experiences for fans attending the live event and we deliver augmented reality and virtual reality enhanced experiences on the Metaverz. Brand sponsors are embedded in the pre-event promotions and are showcased in the live experience, the digital experiences via the video stream, on social media and in the Metaverz.

Business Growth Opportunities

We are focused on disrupting existing Creator and content economics by attempting to address the current economic imbalance between Creators and platforms. We believe Creators deserve greater participation in the monetization of their content and their work on behalf of Brands. We continue to enhance our Technology Platform through strategic acquisitions which allow us to offer new technology to our customers to serve their needs. By bolstering our ecosystem with new capabilities, we have established multi-platform synergies that drive traffic, personalized engagement, and increased monetization for Creators and Brands. We believe we can significantly scale our Creator and Brand relationships through our business growth opportunities.

Key Attributes of Our Technology Platform

Economic efficiencies of artificial intelligence

Our investments in AI-powered tools for content development, content moderation, and audience management allow us to deliver a more robust solution at a lower price than our competitors.

ML technology

We have been able to engage hundreds of millions of users to create one of the largest NLP datasets in the world. The sophistication of our algorithms provides an opportunity to create compounded distance and differentiation against later entrants into the space.

A large, expanding and engaged user base

Millions of users interact with short form content on our social media platform and content that appears on other social media platforms via our CrossHype technology.

Positioned Where the Consumer is Going in Experiential Value

According to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in a portfolio of experiential offerings.

Rising Importance of Social Influencers, Social Selling and Live Selling

Social influencers are increasingly tapped by global Brands to enhance consumer awareness and to drive e-commerce sales. Additionally, according to a September 2022 report entitled Value of Social Commerce Sales Worldwide 2022-2026 published by Statistica, annual live selling of products and services via short-form and long-form content in China alone exceeded $374 billion in 2021, with nearly 800 million participants, and is quickly growing in other parts of the world. We are positioned to benefit from these secular trends.

Creating Asymmetric Risk / Reward Opportunities

We believe that the insights that we have gained from our position in the digital content, social media and e-commerce spaces give us access to a vast amount of information which mitigates the inherent risk of organic investment and mergers and acquisitions. Our team, with a combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions, gives us the ability to evaluate potential merger and acquisition opportunities and identify integration synergies. Our executive officers, manager and board members have amassed decades of knowledge, experience and relationships, giving us insights into markets and opportunities that give us the potential to attract successful entrepreneurs and visionaries to partner with us.

Utilizing Technology to Enhance User/Subscriber Experience and Operate Efficiently

We utilize proprietary technology developed in-house to measure and manage user acquisition, engagement and monetization. We believe these insights and methods will result in improved customer acquisition, retention and satisfaction.

Demand for Premium Content

Our Technology Platform allows us to participate in industries that are benefitting from increasing demand for content in myriad forms. We are well positioned to capture this demand through our owned and licensed entertainment and media properties, our distribution platforms and additional platforms where we are integrated. We operate across various genres and have the potential to benefit irrespective of how and where the demand for such content is fulfilled. Premium entertainment content values have consistently appreciated as new distribution modes and technologies broaden access and enhance the consumer experience. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to us as well as the artists and influencers with whom we partner.

AI-powered, Multi-Technology Platform Advertising Tech and Marketing Tech Solutions

We provide display, audio and video advertising and measurement technology across our Technology Platform. Our brand partners that engage in marketing, advertising and sponsorships, have the ability to leverage the social brand partners can create, execute and optimize immersive brand experiences across the entire customer journey from awareness to purchase to loyalty programs. We believe we are well-positioned to continue to innovate in this market.

Our Strategy to Compete and Grow

Leverage Our Technology, Tools and Features to Continue to Attract and Engage Creators, Brands and Users and Build a Robust Ecosystem

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The proliferation of digital content and engagement with such content, and the convergence of live entertainment and digital technologies, have expanded use cases, exposure and monetization opportunities for our Technology Platform and our customers. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients and attract new clients and partners.

We believe that the suite of tools and features that we offer are a key differentiator as we work to grow the scope and depth of engagement from Creators, Brands and users and continue to expand our ecosystem. We believe our Technology Platform delivers industry leading digital distribution tools that enable Creators and Brands to control how their content reaches a broad audience through multiple social media channels. Together with our analytical capabilities that track user engagement, we provide the opportunity for Creators and Brands to monetize content across multiple digital platforms including Facebook, Instagram, TikTok, Snapchat, YouTube, Twitter and more, which by extension generates revenue opportunities for us.

We believe our investments in AI-powered tools for content development, moderation, distribution and audience management on our platform allow us to deliver a robust solution to attract Creators and Brands. Our suite of tools allows for creative content development and distribution, as well as targeted interaction by Brands. Sophisticated algorithms based on natural language datasets created through engagement with hundreds of millions of users allow us to providers users with reach and measurement tools that we consider a key differentiator. On behalf of Brands, our AI-powered tools and algorithms allow for the creation and execution of immersive brand experiences that leverage the growing power of Creators and reach across the customer journey, from awareness to purchase to loyalty programs.

We plan to continue to invest and learn from our experiences to build features designed to separate us from our competition, with the goal of being the go-to platform for Creators seeking to distribute and monetize their content and for Brands to reach consumers through targeted engagement.

Over time, we believe we can play a key role in altering the creator economy so more economic return flows directly to the artists, influencers, athletes, celebrities and every-day users creating content and less flows to the big-tech intermediaries that dominate today.

Expand Our Experiential Offerings in Ways That Create Revenue Opportunities, Build Our Brand and Culture and Fuel Our Ecosystem

We have observed that younger demographics are increasingly prioritizing concerts, sports, and other entertainment options over material goods. According to a study conducted by Expedia and the Center for Generational Kinetics, LLC, 74% of Americans aged 18-65 polled place more value on experiences than products or things. Because we deliver live and digital entertainment through our Technology Platform, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

BKFC and other live Events we produce are a source of content that afford us with opportunities to promote and leverage our Technology Platform and build our brand, in addition to being revenue generative in and of themselves. We believe these creative Events featuring well-known names in music and athletics attract individuals and businesses to our ecosystem and drive user engagement, and position us where we believe consumer interest is trending. We believe that these Events are exciting to our users, and offer sponsorship and engagement opportunities for Brands, and provide inspiration to Creators. Combined with our suite of tools to market these Events on the Triller app, TrillerTV, and other social media platforms, we will continue to seek to monetize the interest in these Events and related content.

We also seek to position ourselves to take advantage of the growing demand for content. Through our owned and licensed entertainment and media products, our distribution platforms and our integration with third-party platforms, we believe we are positioned at the center of this demand. As new distribution models and technologies have broadened access and enhanced the consumer experience, premium content values have increased. Through our Technology Platform, propriety Events and content and distribution properties, we seek to foster value creation, for us and both the artists and influencers that use our Technology Platform.

Invest in Adjacent High Growth Industry Segments

Our global Technology Platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Our Technology Platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments. We plan to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Technology Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our Technology Platform. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our Technology Platform. We believe that owning a highly curated intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes our Technology Platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, if needed. We also believe that the insights that we have gained from our position in the content ecosystem, social media landscape and e-commerce business give us access to a vast amount of information that informs our investment activities and has the potential to provide access to proprietary acquisition and investment opportunities.

Our management team also has the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions. Collectively, we believe these insights and experience position us well to evaluate targets and identify synergies and growth potential. We seek to leverage the experience and relationships of our management team, creative incentive structures to our partners and our portfolio of assets to attract Brands and Creators to our Technology Platform. This experience, together with learnings from our acquisitions to date and insights gained from our position in the content ecosystem, give us access to a vast amount of information that can help us assess acquisition targets.

Leverage the Strength of Our Management Team

Our experienced management includes industry leaders that have held senior leadership positions and shaped the success of major technology, media and entertainment companies. Our management team has a combination of expertise that spans technology, media and financial services, and is well equipped to lead what we believe is a paradigm shift in the creator economy. See “Management.”

Grow and Diversify Revenue Streams and Attain a Scale and Depth of Offerings to Support Profitability

We believe there are significant growth opportunities incremental to our existing platform. In addition to continued focus on our selective acquisition strategy, we plan to seek organic and inorganic opportunities to expand globally, invest in adjacent high growth industry segments, expand content verticals and develop technology to more effectively advertise products on our Technology Platform.

We seek to leverage our Technology Platform to expand globally. Together with our integrated capabilities, global reach can allow us to deepen relationships with existing Creators, Brands and users, attract new Creators, Brands and users in new markets, and access proprietary acquisition and investment opportunities in new markets that contribute to our growth and strengthen our Technology Platform.

As we grow our Technology Platform, features and user base, we plan to continue to develop innovative marketing, advertising and commerce products that are compelling for Creators without compromising the experience of our users. Rather than serving interruptive advertisements as a business model, we intend to continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that can continue to attract more Brands, Creators and users to our Technology Platform.

We plan to continue to execute on our vision for offering Creators and Brands a highly differentiated portfolio of services, which has resulted in new sources of revenue, such as the revenue generated from e-commerce transactions, payment services and digital goods. We have also demonstrated the ability to scale these offerings to millions of Creators and Brands and billions of interactions. Given the size of the market opportunity and our ability to attract Creators and Brands, we believe that if we continue to execute on our strategy, we believe we have a clear path to attaining profitability.

Develop Innovative Marketing, Advertising and Commerce Products

We continue to develop advertising products that are compelling for our partners and clients without compromising the experience for our users. We will continue to innovate across our own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to our Technology Platform.

Expand Content Verticals

Our Technology Platform experience originally focused on music and has successfully expanded to sports, fashion, lifestyle and entertainment. Our AI-powered recommendation engines personalize the content experience to better suit an individual user. Over the long term we think there is an opportunity to continue to expand to other types of content and experiences.

Our Business and Industry Opportunity

We primarily operate in the North American digital media and live entertainment industries and offer diverse products and services that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

The top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Our portfolio of content is well positioned to take advantage of this trend. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to our expansion into digital media include costs to curate and produce Events, as well as shifting customer preferences.

We believe our Technology Platform is at the crossroads of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. We have the ability to create, procure and cultivate satisfying consumer content, leveraging the secular trends identified above.

E-Commerce Industry

Our market includes the global e-commerce market, which was forecasted to be worth $5.7 trillion at the end of 2022 according to the Worldwide Ecommerce Forecast Update 2022 report published by Insider Intelligence. According to a Digital Commerce 360 analysis of U.S. Department of Commerce figures, United States online retail sales reached $1.03 trillion in 2022, which represents a 7.7 increase from $960.4 billion in 2021. A primary growth driver for global e-commerce marketing spend has been the dramatic shift away from traditional brick-and-mortar commerce to e-commerce due to the COVID-19 pandemic, and is expected to expand due to the convenience of online shopping and returns. To capitalize on this growth and generate revenue, we will have to continue to innovate and offer marketers a set of capabilities across our Technology Platform that cannot be easily replicated elsewhere.

Content Spend (Film & TV) Industry

Our market includes linear and digital media distributors. According to Ampere Analysis, global content spend exceeded $238 billion in 2022, representing 6% growth over the previous year. Much of this increase has been driven by subscription video on demand platforms. Another growth driver for global content spend has been the dramatic expansion of the global over the top (“OTT”) media industry. According to Ampere Analysis, subscription OTT services increased investment in content by 20% in 2021 to nearly $50 billion representing a growth of over 50% as compared to 2019. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content. We are well positioned to capitalize on this increasing spend through our customer traction with major movie studios, streaming platforms and content owners around the world.

Experiences (Sporting Events, Concerts & Performing Arts)

Sporting events, concerts, and performing arts are core to our live Events, entertainment properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The events ticket market has the potential to grow by $14.9 billion during 2023 to 2027 and is expected to experience a CAGR of 4.5%, according to the recent Statista report Event Tickets — Worldwide. This growth is expected to be driven by the expected increasing use of mobile apps for booking tickets. The global sporting events segment, representing the largest segment of the global ticketing segment, is expected to reach $31.88 billion in 2023 and to grow at a CAGR of 3.91% to $37.16 billion by 2027, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a CAGR of 4% to $11 billion in 2024, driven by growing demand for live art performances.

Streaming Technology and Related E-Commerce Services

We believe proliferation trends in the digital content streaming market present an opportunity for streaming infrastructure providers capable of delivering an end-to-end solution for Creators and media rights owners who desire to launch their own content streaming services, and monetize their user bases in new ways, without incurring the significant costs inherent in developing underlying technology. We believe recent private company transactions in the space are an indication that the market is both underserved and ripe for further expansion. For example, in November 2022 Disney, then the majority equity owner of BAMtech Media (now Disney Streaming Services), a streaming infrastructure provider whose technology serves as the core streaming, account management and billing platform for Disney+, ESPN+ and Hulu, purchased all outstanding minority interests of BAMtech Media in a transaction that valued the company at $6 billion. Similarly, a November 2022 private equity investment led by General Atlantic in streaming infrastructure services provider Amagi valued the company at $1.4 billion. We have invested and expect to continue to invest in our streaming technology and infrastructure, including developing new ways for Creators and media rights owners to leverage user profiles and preferences and drive monetization through advertising, pay-per-view, subscription-based offerings and related e-commerce transactions.

Metaverse

According to Citigroup’s Metaverse and Money report published in March 2022, “the total addressable market for the Metaverse could be between $8 trillion and $13 trillion by 2030, with total Metaverse users numbering around 5 billion.” We believe that by investing in our Metaverz ecosystem now, while the industry is still nascent, will provide us with a lasting competitive advantage and allow us to shape consumer expectations.

Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry, with rights values appreciating consistently over the past decade. Market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2021, the value of global sports media rights totaled $55.1 billion, a 1.15% increase from the previous year, according to Sports Business Consulting’s Global Media Report 2022. According to the Business Research Company’s report, the global sports market as a whole is expected to reach $512 billion in 2023 and grow at a CAGR of 5.2% from 2022. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Marketing and Licensing

Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their Brands. According to Licensing International’s survey, global sales revenue generated from licensed merchandise and services grew to 340.8 billion in 2022, reflecting an 8.02% increase over the $315.5 billion generated in 2021. The entertainment/character sector remains the leading market share category, accounting for $138.1 billion, or 40.5% of the total global licensing market. The second largest sector was corporate Brands with $87.6 billion (25.7%). Sports licensing, in third place, totaled $37.3 billion with an 11% share.

Digital Advertising and Marketing Automation

The digital ad market is expected to surpass $300 billion by 2025, according to a 2022 report by Insider Intelligence Inc. For 2023, ad spending across 16 media platforms is forecasted to reach $165.7 billion, according to BIA Advisory Services. Roughly half of the ad spending is anticipated to be focused on digital media, wherein $33.5 billion is anticipated to go to mobile ad spending for smartphones. Additionally, marketing technology and marketing automation are a growing trend. 51% of companies are currently using marketing automation and 58% of B2B companies plan to adopt such technology. According to Sales Fusion, 77% of business owners had an increase in conversion after using marketing automation software. Key trends in marketing automation for 2022 include personalized email automation, social media marketing automation, chatbots, and ML and AI.

SMS and Artificial Intelligence Marketing

SMS marketing allows businesses to reach consumers directly through their phones. In 2022, there were 7.3 billion mobile phone users globally and 6.9 billion smartphone users, accounting for 86.3% of the world’s population. 83% of consumers receive text messages from companies. Click through rates for SMS marketing is 36% (as compared to 2% for email marketing messages). In 2022, global SMS marketing market was approximately $64.4 billion and is expected to grow to $84.9 billion by 2027. AI technology can be used in SMS marketing and more broadly across the technology marketing sphere. The global AI market was estimated to be worth $86.9 billion in 2022 and is expected to reach $407 billion by 2027. 52% of high performing marketing teams are looking to increase their usage of artificial intelligence.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “TrillerVerz,” “Triller,” “Triller Fight Club,” “TrillerFest,” “TrillerTV,” “Verzuz,” “FITE,” “Cliqz”, “Fangage”, “Julius” and “Thuzio” Brands in addition to the trademarks and copyrights associated with our content, Events, and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire are protected by trademarks and copyright, whether registered or unregistered. We may have to assign certain intellectual property rights related to Verzuz in the future. However, because Verzuz is not a material contributor to our revenue, we do not believe the loss of the intellectual property rights related to Verzuz will have a material impact on our results of operations or our Company. See Risk Factors “We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.”

Competition

The global digital content marketplace and live events industry are highly competitive. We face competition from alternative providers of the services, content and events we and our customers offer and from other forms of entertainment and leisure activities, including other live, filmed, televised and streamed entertainment, content and events such as sporting events, concerts, broadcast television, and other forms of recreation and leisure. For a discussion of risks relating to our competitive environment, see “Risk Factors —The markets in which we operate are highly competitive, both within the United States and internationally.”

Other Internet Companies

The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to digital advertising. We compete for online advertisers with other internet companies, including major media companies, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, TikTok, Snap and Twitter, have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Facilities

Our corporate headquarters is located in Los Angeles, California and we have regional offices in New York, New York, Palo Alto, California, Winter Park, Florida, New Delhi (Noida) (India), Sofia (Bulgaria) and Toronto (Ontario) (Canada). We also have a presence through service provider relationships in other international markets, such as London (United Kingdom), Paris (France), and São Paulo (Brazil).

Human Capital

Our experienced employees and management team are our most valuable resources. Attracting, training, and retaining key personnel has been and will remain critical to our success. We are committed to attracting, motivating, and retaining top professionals. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

We work to ensure that we provide a safe, inclusive, and positive employee environment for all our employees. As of September 30, 2023, we employ and engage the services of 225 employees and service providers across our enterprise. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee opinions are valued and allow our employees to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. We emphasize several measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity and inclusion, and compensation and pay equity.

Legal Proceedings

From time to time, we have and we may become involved in other legal proceedings arising in the ordinary course of business, including, but not limited to, class actions and claims related to our employment practices, payment of fees, licensing agreements, intellectual property and commercial arrangements. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained. We are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of any of our pending or future legal proceedings will not have a material adverse effect on our business, financial condition or results of operations, including for any particular reporting period. In addition, regardless of the outcome, legal proceedings may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Other than the following, we do not believe we are currently a party to any material legal proceedings.

Sony Music Entertainment

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint or the Complaint, against we alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. On May 16, 2023, the court entered partial final judgment in favor of Plaintiffs on Plaintiffs’ breach of contract claim and ordered the Company to pay Plaintiffs $4.6 million. Thereafter, the Company and the Plaintiffs entered into a Confidential Settlement Agreement dated July 21, 2023 to resolve Plaintiffs’ remaining claims and provide for an agreed plan for payment of the judgment, pursuant to which we agreed to pay an additional sum of money to Plaintiffs and, upon receipt by Plaintiffs of certain payments under the Agreement, Plaintiffs agreed to release claims arising under the Content Distribution Agreement, effective September 1, 2016, between the parties and this action. See Note 16, Subsequent Events. Within fifteen days of a direct listing, we will be obligated to pay the Plaintiffs pursuant to the Confidential Settlement Agreement.

Music Licensing

We have outstanding contractual obligations to various record labels, music publishers and performing rights organizations (collectively, “Rightsholders”) who have licensed to us the right to use sound recordings and musical compositions in connection with the operation of the Triller app and other aspects of our business. As of September 30, 2023, we have recorded liabilities in the amount of $20.7 million for unpaid amounts owed under its music licenses. We are also involved in various legal proceedings and has received threats of litigation from Rightsholders. We believe it may be or become liable to Rightsholders for additional amounts such as interest, penalty fees, attorneys’ fees, copyright infringement damages and other amounts, but is currently unable to estimate the probability of loss associated with these actions or the range or reasonably possible losses, if any, or the impact such losses may have on our results of operations, financial condition or cash flows.

Fox Plaza Lease

On August 29, 2023, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. The deadline to respond has not yet passed, but we intend to vigorously defend ourselves in this matter. We have accrued a liability for this loss contingency in the amount of $1.0 million. It is reasonably possible that the potential loss may exceed our accrued liability.

Former Employee Claim

On September 27, 2022, a former employee, filed a complaint against us, our former Chief Executive Officer, Mahi de Silva, and our former Chief Financial Officer, Paul Kahn, in the Superior Court of California, County of Los Angeles alleging breach of employment contract and various claims under the California Labor Code arising out of the termination of the Plaintiff’s employment with us in July 2022. On December 5, 2022, we filed a motion to compel arbitration, and, on June 5, 2023, the court ruled in our favor. Plaintiff filed a demand for arbitration on June 6, 2023, seeking approximately $0.9 million in damages. We filed an answer on June 20, 2023. Discovery has not commenced. We intend to vigorously defend ourself in this matter and believe we will ultimately prevail.

Music Licensing Dispute

On January 5, 2023, Universal Music Publishing, Inc. filed a complaint against Triller Platform Co. f/k/a Triller, Inc. in the Superior Court of California, County of Los Angeles alleging breach of contract seeking outstanding amounts owed under various licensing agreements. On February 28, 2023, Triller Platform Co. filed an answer in which it conceded liability under such agreements but contested the claimed damages. Discovery has commenced and is ongoing. On August 31, 2023, the plaintiff filed a motion for summary judgment seeking damages in the amount of $2.9 million, reflecting the sum of unpaid amounts under the agreements and interest at a rate of 10 percent per annum commencing on January 5, 2023. The hearing on the motion for summary judgment is currently set for November 21, 2023. We have accrued $1.5 million in liability to the plaintiff but cannot reasonably estimate the amount or range of any additional losses we may incur in connection with this matter.

Samsung Arbitration Award

On July 1, 2022, Samsung Electronics Co., Ltd. filed a request for arbitration with the secretariat of the International Chamber of Commerce alleging that Triller Platform Co. f/k/a Triller, Inc. had breached a commercial agreement between the two parties by failing to pay $1.8 million of the amounts owed under the contract. As a result of the arbitration, the arbitrator issued a final award on July 1, 2023, awarding $2.4 million in damages to the plaintiff, plus interest at a rate of 1% per month until repaid. We have included these liabilities in its accounts payable and legal contingencies.

Wixen Music Publishing

In 2020, Wixen Music Publishing, Inc. (“Wixen”) sued us for copyright infringement. In September 2022, we entered into a Settlement Agreement with Wixen whereby we are obligated to pay Wixen a total of $10.0 million in scheduled payments through September 2024. We have paid Wixen approximately $4.5 million, but have recently missed a payment which has triggered penalties under this Settlement Agreement. However, while a settlement payment was delayed, the obligation has since been satisfied and we are current on our obligations to Wixen.

Although we do not currently have cash on hand to satisfy this obligation, we have access to certain facilities which we believe will help satisfy this obligation, including the up to $200.0 million available from the Sabeera Convertible Promissory Notes prior to this direct listing, of which we have drawn $     million to date. In addition, we have entered into a $500.0 million SEPA with Yorkville which may provide further liquidity and working capital support following this direct listing, if applicable conditions are met. We believe that we will be able to satisfy all current and future commitments under the Wixen Settlement due to our access to liquidity and capital lines.

Periodic Reporting and Financial Information

Upon listing, we expect to be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company if (1) the market value of our common stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter, or (2) our annual revenues in our most recent fiscal year completed before the last business day of our second fiscal quarter are less than $100 million and the market value of our common stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter.

MANAGEMENT

The following table provides information regarding our executive officers and directors (ages as of October 6, 2023) following the Reorganization. Our executive officers will be elected by, and will serve at the discretion of, our board of directors.

Name	Age	Position
Executive Officers
Bobby Sarnevesht	49	Executive Chairman, Chief Executive Officer, and Chairman of the Board
Prem Parameswaran	55	President and Chief Financial Officer
Joseph Smarr	42	Chief Technology Officer

Non-Employee Directors
Adel Ghazzawi	52	Director
Jack Kavanaugh	76	Director
Mike Lu	43	Director
Philip Walsh	52	Director

Other Key Leaders
Mark Carbeck	51	Secretary and Senior Vice President of Finance and Investor Relations
David Feldman, Sr.	52	President of BKFC
Kosta Jordanov	45	Head of TrillerTV Services
Tasha Nikpey	40	Vice President, Chief of Staff and Head of Partnerships

Family Relationships

Ryan Kavanaugh, one of our founders and our former director and current employee, is the son of Jack Kavanaugh. There are no other family relationships among any of our directors or executive officers.

Executive Officers

Bobby Sarnevesht has served as our Chief Executive Officer Executive Chairman and Chairman of the board of directors since December 2023, and previously served as our Chief Triller Officer, Executive Chairman and Chairman of the board of directors from October 2019 to December 2023. Prior to joining us, Mr. Sarnevesht was a Partner for Bay Area Surgical Management, a health care surgical management company, from October 2008 until October 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. Mr. Sarnevesht holds a B.S. in Management Information Systems from San Jose State University. We believe Mr. Sarnevesht is qualified to serve as a member of our board due to his extensive leadership experience.

Prem Parameswaran has served as our President and Chief Financial Officer since February 2023, and previously served as our President of Corporate Finance and Investor Relations from May 2022 to February 2023. Mr. Parameswaran has been in Media, Entertainment & Technology finance for over 30 years as both an investment banker as well as President and Chief Financial Officer of a public listed company. Prior to joining us, Mr. Parameswaran served as Group Chief Financial Officer and President of North America of Eros International Plc from June 2015 to May 2022. Before joining Eros International, Mr. Parameswaran served as Global Head of Media & Telecommunications Investment Banking at Jefferies LLC from October 2012 to May 2015. Prior to that, Mr. Parameswaran was a Managing Director, Americas Head for the Global Telecommunications and Media Group in the Investment Banking Division at Deutsche Bank from June 2003 to October 2012 and had prior roles at Goldman Sachs and Salomon Brothers. Mr. Parameswaran was nominated in 2019 and subsequently sworn into a United States President’s Presidential Advisory Commission for Asian Americans and Pacific Islanders, where he was the only Indian American appointed to the committee. Mr. Parameswaran received a B.A. from Columbia University and an M.B.A. from Columbia Business School.

Joseph Smarr has served as our Chief Technology Officer since November 2021. Prior to joining us, Mr. Smarr served at Google as Principal Software Engineer at Google from October 2021 to November 2021 and as Senior Staff Software Engineer from January 2010 to October 2021, where he worked on natural language understanding for the Google Assistant, Google Photos (and was the co-creator of its stories feature) and was a founding technical lead of Google+. Prior to Google, Mr. Smarr served as Plaxo’s Chief Technology Officer from June 2009 to December 2009, and as Chief Platform Architect from June 2007 to June 2009. Mr. Smarr received his B.S. and M.S. from Stanford University in Symbolic Systems with concentration in artificial intelligence and natural language processing.

Non-Executive Officer Directors

Adel Ghazzawi has served as a member of our board since 2022. Mr. Ghazzawi is the managing director of Tribeca Corporate Services, where he has served since August 2019, and serves as an advisor or board member for numerous regional and international companies including Pop ID, Septech Saudi Arabia, Zension, LIVIT Hospitality, Cove Beach Holding, ESCAPES, MOONUltra, Brightfox, Heavensake and Dominos China. Mr. Ghazzawi has also served on the board of the Young Presidents’ Organization in the United Arab Emirates, the MENA Regional Board, and the East West Institute think tank in New York. Mr. Ghazzawi has also worked with companies such as BTG Pactual (2011 to present), NGP (2010 to 2021), Capri Capital (2012 to 2017) and Lion Capital (2012 to 2017). Mr. Ghazzawi holds a degree in international business and finance from American University. We believe Mr. Ghazzawi is qualified to serve on our board due to his extensive experience in finance and as a business advisor.

Dr. Jack Kavanaugh has served as a member of our board since 2022. Dr. Kavanaugh is currently a managing member of Multiverse Investment Fund, where he has served since February 2018. Prior to that, Dr. Kavanaugh founded ZetaRX, where he served as Chairman and Chief Executive Officer from 2008 to 2012. In addition, Dr. Kavanaugh is the co-founder of Nanotech Energy, Inc., SuperMetalix, Inc., Silq Technologies Corporation, Fortem Neuroscience Inc., Novonco Therapeutics Inc., and the chief executive officer or acting chief executive officer of Nanotech Energy, Inc., SuperMetalix Inc., and Novonco Therapeutics Inc. Dr. Kavanaugh holds an MD from the University of Southern California, a DDS from UCLA School of Dentistry, an MBA from UCLA Anderson School of Management and a BA in psychology from UCLA. We believe Dr. Kavanaugh is qualified to serve on our board due to his extensive experience managing businesses and his experience as a director.

Mike Lu has served as our President since April 2021. Mr. Lu previously served as our Chief Executive Officer from February 2017 to April 2021. Prior to joining us, Mr. Lu co-founded Fusion8 in March 2015, which was acquired by popular social media company RockYou in May 2016. Mr. Lu was previously the Vice President of Product Management at GREE from January 2012 to March 2015, and was one of the first employees at YuMe (NYSE: YUME), an online video advertising technology company, where he served as Director of Product from October 2006 to May 2010. Mr. Lu is also a restaurateur working with notable chefs like Dominique Crenn of Atelier Crenn. We believe Mr. Lu is qualified to serve on our board due to his extensive experience with the Company, including as our former Chief Executive Officer, and his entrepreneurship experience.

Philip Walsh has served as a member of our board since October 2019. Mr. Walsh has served as Co-Founder and Managing Partner of Time Machine Capital, a London-based AI incubator since 2014, and its successor TMC2, a creative AI venture studio with a growing portfolio of innovative companies with AI at their core since its inception. Mr. Walsh advises technology companies in London on strategy. We believe Mr. Walsh is qualified to serve on our board due to his extensive experience in finance and as a business advisor.

Other Key Leaders

Mark Carbeck has served as our Senior Vice President of Finance and Investor Relations since February 2023 and as our Secretary since July 2023. Prior to joining us, Mr. Carbeck served as Chief Corporate and Strategy Officer at Eros International Plc, where he managed the investor relations and group M&A functions, from April 2014 until June 2022. Mr. Carbeck also served as a director in Citigroup’s investment banking division in London, where he led the media and internet franchises for Europe and the MENA regions within the technology, media and telecom division, from January 2008 until October 2012. Mr. Carbeck holds a B.A. in history from the University of Chicago.

David Feldman, Sr., has served as the President of our subsidiary Bare Knuckle Fighting Championships Inc. since its formation in 2017 and joined us in connection with our August 2022 acquisition of Bare Knuckle, which he founded. Mr. Feldman has 29 years of experience promoting and marketing professional boxing all over the world, including serving as the co-owner and senior vice president of Kings Promotions from 2013 to 2017 and as the president and chief executive officer of XF Events from 2012 to 2015. Mr. Feldman holds a B.A. in Criminal Justice and Business from Temple University.

Kosta Jordanov has served as our head of FITE and TrillerTV Services since July 2021, where he runs our video streaming business. Mr. Jordanov joined us in July 2021 following our acquisition of FITE (Flipps Media), where he served as Chief Executive Officer after co-founding the company in February 2012. Prior to FITE, Mr. Jordanov served as Chief Executive Officer of Bianor since March 2006. Mr. Jordanov studied Computer Science and Macroeconomics in Bulgaria.

Tasha Nikpey has served as our Vice President and Chief of Staff since January 2020 and our Head of Partnerships since July 2021. Prior to joining us, Ms. Nikpev served as Managing Director of 1 Hotels from September 2017 to January 2020, as Director of Operations for the Madera Group from August 2015 to January 2017, as Director of Operations from December 2011 to August 2015, and as Director of Operations for Soho House from August 2009 to December 2011.

Controlled Company

Following the Reorganization, Proxima Media and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will control a majority of our outstanding voting power. As a result, we expect we will be a “controlled company” under the corporate governance rules of the NYSE. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee of independent directors or an independent nominating and corporate governance committee. In light of our status as a controlled company, we will not to have an independent board, a compensation committee of independent directors or an independent nominating and corporate governance committee at the time our Series A common stock is listed on the NYSE.

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Series A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have one independent director upon our listing, who will also qualify as independent for audit committee purposes.

Our status as a “controlled company” could make our Series A common stock less attractive to some investors or otherwise harm our share price. See “Risk Factors—Risks Related to Ownership of Our Common Stock—We will be a “controlled company” under NYSE rules and expect to take advantage of certain exceptions to NYSE’s corporate governance requirements.” The “controlled company” exemption does not modify the audit committee independence requirements of Sarbanes-Oxley and the NYSE rules discussed above.

Board Composition and Board Committees

We expect our board of directors will consist of five members immediately prior to the consummation of this offering, one of whom will qualify as “independent” under the listing standards of the NYSE.

After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the board of directors, all of which will be available on our website.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2024 for Class I directors, 2025 for Class II directors and 2026 for Class III directors.

•	Our Class I directors will be and ;

•	Our Class II directors will be and ; and

•	Our Class III directors will be and

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to our listing will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Director Independence

The board of directors has determined that, under NYSE listing standards and taking into account any applicable committee standards and rules under the Exchange Act, Adel Ghazzawi will be an independent director. Certain exemptions are available to us under the rules of the NYSE and under Rule 10A-3 of the Exchange Act that allow companies a phase-in period for complying with committee independence requirements after an initial public offering. Under these exemptions, companies are permitted to phase in compliance with the requirement to have a fully independent audit committee as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE or the Exchange Act.

Audit Committee

Dr. Kavanaugh and Mr. Ghazzawi will serve as members of the audit committee, and Dr. Kavanaugh will serve as the chairperson of the committee. Our board of directors has determined that Dr. Kavanaugh is an audit committee financial expert, as defined by the SEC, and the other members of the audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards. The SEC rules and the NYSE rules require us to have one independent audit committee member upon the listing of our Series A common stock, a majority of independent directors within 90 days of the effective date of the registration statement, of which this prospectus forms a part, and all independent audit committee members within one year of the effective date of the registration statement. The functions of the audit committee will include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of financial statements, compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and accounting and financial reporting processes of and the audits of financial statements;

•	prepare the report required by the SEC for inclusion in annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review the adequacy and effectiveness of our internal control over financial reporting processes;

•	review and approve related party transactions; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Dr. Kavanaugh is not independent, and thus will step down from the audit committee pursuant to the applicable phase-in periods. We expect to add additional members to our audit committee in order to satisfy the independence requirements within the required phase-in periods.

Compensation Committee

                    and Mr. Sarnevesht will serve as members of the compensation committee, and                      will serve as the chairperson of the committee. The compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers and directors;

•	administer our equity incentive plans;

•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective upon listing, that satisfies the applicable rules of the SEC and the listing standards of the NYSE. As we will be a controlled company under the Sarbanes-Oxley Act and rules of NYSE upon the listing of our Series A common stock, we will not be required to have a compensation committee composed entirely of independent directors as of the listing.

Nominating and Governance Committee

Mr. Ghazzawi and Mr. Sarnevesht will serve as members of the nominating and governance committee, and                      will serve as the chairperson of the committee. The nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors, our committees and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices; and

•	review and assess the adequacy of the corporate governance guidelines and code of business conduct and ethics and recommend any changes to our board of directors for approval.

The nominating and corporate governance committee will operate under a written charter, to be effective upon listing, that satisfies the applicable listing requirements and rules of the New York Stock Exchange. As we will be a controlled company under the Sarbanes-Oxley Act and rules of NYSE upon the listing of our Series A common stock, we will not be required to have a nominating and governance committee composed entirely of independent directors as of the listing.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or a committee of our board of directors.

Code of Ethics and Code of Conduct

Prior to our listing, we will adopt a written code of ethics and conduct that will apply to our directors, officers and employees. We intend to post on our website a copy of the code and all disclosures that are required under the Exchange Act or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

Director Compensation

The following table presents the total compensation for each person who served as a member of our board of directors during the year ended December 31, 2022. We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of our board of directors in 2022 for their services as members of the board of directors.

Name and principal position	Total ($)
Bobby Sarnevesht	—
Mike Lu	—
Adel Ghazzawi	—
Jack Kavanaugh	—
Philip Walsh	—
Ryan Kavanaugh	—

Mr. Sarnevesht is party to an employment agreement that will be terminated at or prior to the effectiveness of the registration statement of which this prospectus forms a part and received compensation pursuant to such agreement. See “Certain Relationships and Related Party Transactions—Bobby Sarnevesht Employment Agreement.” However, Mr. Sarnevesht has not received compensation for services as a member of our board of directors and was not an executive officer.

Following our listing, compensation for our directors will be determined by our board. We anticipate that compensation for service on our board of directors will be provided only to non-employee directors. Under the non-employee director policy we may establish, non-employee directors will be eligible to receive compensation for service on our board of directors and its committees.

Non-Employee Director Compensation Policy

In connection with the listing, we may adopt a non-employee director compensation policy that will become effective upon the completion of the direct listing and is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee may be eligible for an equity award in the Company, which such award may be subject to full accelerated vesting upon the sale of the company.

EXECUTIVE COMPENSATION

This section sets forth historical compensation information for Messrs. de Silva, Kahn, and Smarr in their capacity as executive officers. We are providing compensation disclosure to satisfy the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth the annual compensation for the principal executive officer and the two most highly compensated executive officers (the “Named Executive Officers”), during our fiscal years ending December 31, 2021 and December 31, 2022. Following the year ended December 31, 2022, Mahinda de Silva and Paul Kahn each ceased serving as our Chief Executive Officer and Chief Financial Officer, respectively, and Bobby Sarnevesht and Prem Parameswaran became our Chief Executive Officer in December 2023 and Chief Financial Officer in February 2023, respectively. As of December 2023, Mr. de Silva remains Chief Executive Officer of our subsidiary Truverse, Inc.

Separately, Mr. Khan was hired as our Chief Financial Officer in January of 2021. In early January 2023, nearing the expiration of his employment agreement, Mr. Kahn expressed his desire to transition his responsibilities as our Chief Financial Officer and pursue other career interests. We arranged for an orderly transition to Prem Parameswaran, who at the time served as our President of Corporate Finance and Investor Relations, to take over the Chief Financial Officer role. Mr. Parameswaran has extensive experience working with public companies both as an investment banker and as a Chief Financial Officer.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Mahinda de Silva	2022	150,000	—	56,391,529	—	—	56,541,529
Former Chief Executive Officer	2021	—	—	—	—	—	—

Paul Kahn	2022	850,000	—	—	—	—	850,000
Former Chief Financial Officer	2021	795,253	150,000	—	3,185,022	—	4,130,275

Joseph Smarr	2022	400,000	—	—	—	—	400,000
Chief Technology Officer	2021	57,852	—	—	2,760,000	—	2,817,852

(1)

Amounts in this column represent the dollar value of base salary earned by the Named Executive Officers during 2022 and 2021. At his own recommendation to the board of directors, Mr. de Silva elected to forego any compensation for 2021.

(2)	Amounts in this column reflect, for Mr. Kahn, a signing bonus payable pursuant to his employment agreement.
(3)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for awards of common units of Triller Hold Co LLC granted in 2022. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(4)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for warrants to purchase Class B common units of Triller Hold Co LLC granted in 2021. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Narrative to Summary Compensation Table

Base Salaries

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2022, Messrs. de Silva, Kahn, and Smarr’s annual base salary was $150,000, $850,000, and $400,000, respectively.

Employment Agreements

Paul Kahn

The material terms of the employment agreement with Paul Kahn are described below. Mr. Kahn left the Company on February 1, 2023.

We entered into an employment agreement with Mr. Kahn, for employment as our Chief Financial Officer, effective as of October 22, 2020, which provided for an initial two-year term starting on January 3, 2021 unless terminated sooner, after which his employment would be at will. The agreement provided Mr. Kahn with (i) an annual base salary of $800,000 for 2021 and an automatic 5% increase on January 3, 2022, (ii) a signing bonus of $150,000, (iii) eligibility for an annual performance-based bonus, (iv) reimbursement of reasonable legal fees incurred in connection with negotiating the agreement, (v) eligibility to participate in any benefit plans generally made available to other senior executives, (vi) 30 paid vacation days each full year of the term, with any unused vacation days rolling over to the following year, provided that accrued vacation would never exceed 45 days,

(vii) reimbursement of reasonable business expenses, including business class flights, hotel accommodations, ground transportation and rental car, dining and business-related entertainment expenses (or first class if other C-level executives are permitted to travel first class), and (viii) the grant of a warrant to purchase 1,495,597 of Triller Hold Co LLC’s Class B common units at an exercise price of $3.3431 per unit, which vests in 24 equal monthly installments, with vesting accelerating upon a change of control resulting in Mr. Kahn’s termination as described below.

In February, 2023, Mr. Kahn’s employment with us ended upon the expiration of his employment agreement. At this time, Mr. Kahn was succeeded by Prem Parameswaran as Chief Financial Officer.

Joseph Smarr

We entered into an offer letter with Mr. Smarr, for employment as our Chief Technology Officer, dated as of October 21, 2021, which provides for at-will employment. The agreement provides Mr. Smarr with (i) an initial annual base salary of $400,000, (ii) eligibility for an annual performance-based bonus of up to $100,000, (iii) eligibility to participate in any benefit plans generally made available to other senior executives, (iv) 120 hours of paid time off per year, and (v) reimbursement of travel and other costs and expenses incurred by Mr. Smarr in connection with his services. In connection with Mr. Smarr’s commencement of performing services, we granted an option to purchase 1,000,000 of Triller Hold Co LLC’s Class B common units at an exercise price equal to the lesser of $5.63 or fair-market value as determined by an independent 409(a) valuation completed on or around the date of issuance.

We intend to enter into an employment agreement with Mr. Smarr, for his employment as our Chief Technology Officer, effective as of March 20, 2023, which is anticipated to provide for an initial three-year term starting on March 20, 2023 unless terminated sooner. The agreement is anticipated to provide Mr. Smarr with (i) an annual base salary of $400,000, (ii) target annual bonus equal to 25% of Mr. Smarr’s base salary, (iii) benefits eligibility, (iv) accelerated vesting with respect to 1,000,000 options to purchase Class B units, and (v) is anticipated to provide RSUs

Bobby Sarnevesht

Mr. Sarnevesht assumed the role of our Chief Executive Officer in December 2023. We entered into an employment agreement with Mr. Sarnevesht on October 9, 2019, providing for standard terms of employment, including (i) an initial annual base salary of $1.0 million, (ii) eligibility for an annual performance-based bonus, (iii) benefits eligibility and (iv) certain anti-dilution rights in Triller Hold Co LLC. The October 9, 2019 agreement with Mr. Sarnevesht has been extended for an additional two year term, effective December 21, 2023.

Warrant Agreements

On October 22, 2020, we issued a warrant to Mr. Kahn entitling him to purchase 1,495,597 of our Class B common units at a purchase price of $3.3431 per unit.

Each of Mr. Kahn’s warrants vests in equal monthly installments over 24 months beginning one month after its date of issuance as long as the executive remains employed through each vesting date, and is otherwise exercisable for a term ending on the tenth anniversary of the issuance date. Upon the occurrence of a public offering of the Class B common units or a dissolution or liquidation of us or a merger or certain other sales transactions involving us or our subsidiaries in which a person or group acquires units or securities entitled to vote for a majority of our Board of directly, all unvested units as of the date of such an event or transaction shall become vested and become immediately and fully exercisable. The vested portion of each warrant may be exercised by the executive by paying the aggregate exercise price in cash or cash equivalents or by a “net exercise” whereby we withhold a sufficient number of units to cover the aggregate exercise price.

Each of the warrant agreements described above provides for us to pay all expenses in connection with, and all taxes and other governmental charges that may be imposed on the executive with respect to the issuance of Class B common units on exercise of the warrant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards for the Named Executive Officers as of December 31, 2022 (provided on an as-converted basis giving effect to the Reorganization).

	Option Awards					Stock Awards
Named Executive Officer	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Mahinda de Silva						4,961,248	(1)
Paul Kahn	1,495,597	(2)		3.34	10/22/30
Joseph Smarr	270,833	(3)	729,167	5.63	10/2/31

(1)	Mr. de Silva’s units vest upon the public listing of our common equity securities.
(2)

Mr. Kahn’s warrant granted on October 22, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 22, 2020 and on the 22nd of each month thereafter until fully vested, subject to Mr. Kahn’s continued employment through each such vesting date.

(3)

Mr. Smarr’s option was granted on October 2, 2021 vests over a period of four years, with 25% of the option vesting on the first anniversary of the grant date and the remaining 75% vesting on a monthly basis over the next three years thereafter, subject to Mr. Smarr’s continued employment through each such vesting date.

Pension Benefits and Nonqualified Deferred Compensation

We provide all eligible full-time employees, including our Named Executive Officers, with the opportunity to participate in a tax-qualified 401(k) savings plan. During 2022, Messrs. Kahn and Smarr participated in the 401(k) plan. The Named Executive Officers do not participate in, or otherwise receive any benefits under, any other pension or retirement plan or any nonqualified deferred compensation plan during our fiscal year ended December 31, 2022.

Potential Payments Upon Termination or a Change in Control.

Employment Agreements and Offer Letters

Pursuant to the new employment agreement we intend to enter into with Mr. Smarr in connection with this listing, if Mr. Smarr’s employment is terminated by us without “cause” or Mr. Smarr resigns for “good reason” (as each term is defined in his employment agreement), and subject to the timely execution and non-revocation of a release in favor of Triller, Mr. Smarr is entitled to receive (i) a grant of fully vested shares of Series A common stock of Triller with an initial award value equal to (x) the sum of Mr. Smarr’s then current base salary plus annual target bonus for the then-current year divided by (y) the volume-weighted average price of the Series A common stock for the fifteen (15) consecutive trading days ending on the date of such termination, (ii) full acceleration of equity awards subject to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments equal to the premiums Triller would have made to provide health insurance to Mr. Smarr if Mr. Smarr had remained employed by Triller. Notwithstanding the foregoing, if Mr. Smarr’s employment is terminated by us without cause or Mr. Smarr resigns for good reason, in either case, on or within 12 months after the occurrence of the first event constituting a “change in control” (as defined in his employment agreement), Mr. Smarr is entitled to receive (i) an amount equal to two times the sum of (A) Mr. Smarr’s then-current base salary (or his base salary in effect immediately prior to the change in control, if higher), plus (B) annual target bonus (or his annual target bonus in effect immediately prior to the change in control, if higher), (ii) full acceleration of equity awards subject to time-based vesting, and (iii) up to 18 months of Triller-paid COBRA payments equal to the premiums Triller would have made to provide health insurance to Mr. Smarr if Mr. Smarr had remained employed by Triller.

Mr. Kahn’s employment agreement provides that if his employment is terminated by us without “Cause” or by himself for “Constructive Termination Without Cause” (as each term is defined in Mr. Kahn’s employment agreement) during the term of the agreement, he will be entitled to (i) all earned but unpaid base salary and accrued but unused vacation pay, through the date of termination, (ii) reimbursement of reasonable business expenses incurred prior to termination, (iii) severance payments equal to his base salary for the greater of one year or the unexpired portion of the term of the agreement (the “severance period”), payable over the severance period in accordance with our normal payroll practices, but not less frequently than twice per month, (iv) immediate vesting of all unvested warrant units and (v) continuation of all medical, dental and other healthcare benefits for the remainder of the severance period. Mr. Kahn’s entitlement to such severance benefits is conditioned on his signing and non-revocation of a release of all claims against us within 60 days of termination. In addition, if Mr. Kahn dies or becomes disabled during the term of the agreement, Mr. Kahn or his estate will be entitled to (i) all earned but unpaid base salary and accrued but unused vacation pay, (ii) reimbursement of reasonable business expenses incurred, (iii) severance payments equal to his base salary for the lesser of 12 months or the unexpired portion of the term of the agreement, payable in accordance with our normal payroll practices, but not less frequently than twice per month and (iv) immediate vesting of all unvested warrant units. If Mr. Kahn’s employment is terminated by us for Cause or by himself other than for Constructive Termination Without Cause, he will be entitled to (i) all earned but unpaid base salary, accrued but unused vacation pay and any other benefits accrued and (ii) reimbursement of reasonable business expenses incurred prior to termination; however, any and all unvested warrant units will be forfeited and revert to us.

Warrant Agreements

Under their respective warrant agreements described in the section titled “Narrative to Summary Compensation Table” above, in the event of a “Change of Control Transaction” each of Mr. Kahn’s unvested warrants will become 100% vested and fully exercisable. The warrant agreements define a “Change in Control Transaction” as (i) a consolidation or merger of us with or into any other corporation or corporations in which the holders of our outstanding units immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain units representing a majority of the voting power of the surviving corporation or such consolidation or merger; (ii) any transaction or series of related transactions in which a person or group acquires units or other securities entitled to vote for a majority of our board of directors; or (iii) a sale of all or substantially all of our assets.

Equity Compensation Plan

2023 Stock Option and Incentive Plan (the “2023 Plan”)

In connection with this listing, we anticipate adopting our 2023 Plan, to become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2023 Plan may provide that upon the effectiveness of a “sale event,” as defined in the 2023 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2023 Plan. To the extent that awards granted under the 2023 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights (i) may be permitted to exercise such options and stock appreciation rights (to the extent exercisable)

within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Amended and Restated 2021 Equity Incentive Plan (the “2021 Plan”)

On July 31, 2021, our board of directors approved the 2021 Plan and initially reserved 32,531,510 Class B units for issuance. On September 30, 2023, our board of directors approved an amendment to the 2021 Plan that increased the reserve to 117,531,510 Class B units. Awards granted under the plan may be of Class B units of the Company, restricted equity units or options to acquire such units. The 2021 Plan provides that in the event that we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our units or assets, all units issued under the 2021 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by our board of directors). The treatment specified in such definitive agreement may include the following with respect to outstanding awards under the 2021 Plan (i) (X) assumption, (Y) continuation or (Z) substitution of such awards with awards in the acquiror, (ii) cancellation of such awards for a payment to the participant with respect to each unit subject to the portion of an award that is vested as of the transaction date equal to the excess of (A) the value of the property (including cash) received by the participant as a result of the transaction over, to the extent applicable, (B) the per-unit exercise price of the award, or (iii) that such awards may be cancelled without the payment of any consideration, subject to certain notice periods. Further, the participant’s right to exercise an option granted under the 2021 Plan during a limited period of time preceding the closing of the transaction may be suspended if such suspension is administratively necessary to permit the closing of the transaction and any right the participant has to exercise the award prior to vesting in the units subject to the award may be terminated, such that following the closing of the transaction the award may only be exercised to the extent it is vested.

2020 Equity Incentive Plan (the “2020 Plan”)

On October 1, 2020, our board of directors approved the 2020 Plan and initially reserved 15,862,891 service provider units for issuance thereunder. Awards granted under the 2020 Plan are intended to qualify as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43. The 2020 Plan provides that upon the effectiveness of a Change in Control (as defined in the 2020 Plan), all units issued under the 2020 Plan will be treated in the manner described in the applicable definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by our board of directors), which agreement or determination need not treat all units in an identical manner.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2020, and any currently proposed transactions to which we were or are a party to, and the amount involved in the transaction exceeds the lesser of $120,000 or 1% of our average total assets at year-end, and in which any of directors, executive officers of us or, to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under “Executive Compensation” and “Director Compensation” in this prospectus. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Our Transactions

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, we engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with our mobile application and associated software (the “Services Agreement”). Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of our equity securities. During fiscal years ended December 31, 2022, 2021 and 2020, we paid Mashtraxx approximately $4.2 million, $12.3 million and $8.9 million, respectively, under the Services Agreement. Philip Walsh, who is a director of ours, is also a director and officer of Mashtraxx.

Property Lease

Until July 2023, we previously sublet office space at 2121 Avenue of the Stars, Los Angeles, California, from Proxima Media, LLC (the “Property Lease”), with whom we shared occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal years ended December 31, 2022, 2021 and 2020, we paid approximately $0.4 million, $1.5 million and $0.4 million, respectively, under the Property Lease. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Proxima Transactions

On March 16, 2020, we reimbursed Proxima $0.3 million for legal and business expenses Proxima had incurred on our behalf in 2019 and 2020.

On April 20, 2020, we entered into an agreement with Proxima pursuant to which Proxima agreed to secure on our behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to us in connection with the financing, marketing, production, and exploitation of that event. Proxima was paid $6.6 million related to this event in early 2021. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities. Proxima Media is affiliated with one of our founders and former director, Ryan Kavanaugh.

Lease with Platform Co.

Platform Co. (f/k/a Triller Inc.) sublets office space at 2121 Avenue of the Stars, Los Angeles, CA from Proxima, with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2021 and 2022, Proxima was paid approximately $1.5 million and $0.4 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Ryan Kavanaugh, a former director, is a beneficial owner of more than 5% of the equity securities of Proxima Media LLC.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), our wholly owned subsidiary, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement (the “Sponsorship Agreement”) under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three Events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. Payments pursuant to the Sponsorship Agreement are reflected as part of discontinued operations in our consolidated financial statements. Through an affiliated entity, one of our founders and former directors, Ryan Kavanaugh, is the majority owner of and exercises control over Dog for Dog and was serving as one of our directors at the time of the transaction.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”), one of the founding members of Triller Hold Co LLC, purchased 1,196,472 of our Class B Common Units (the “Acquisition Units”) for the aggregate purchase price of $10.0 million. Concurrently with the transaction, we issued a warrant to an immediate family member of Bobby Sarnevesht, one of our directors, who had funded Acquisition’s purchase of the Acquisition Units, to purchase 2,392,945 of our Class B common units at an exercise price of $2.035 per unit. On November 27, 2021, we repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2022. Acquisition was an affiliate of Bobby Sarnevesht and our former director Ryan Kavanaugh at the time of the transaction. Acquisition was merged with and into Triller Hold Co LLC on August 17, 2022. Mr. Sarnevesht became our Chief Executive Officer in December 2023 and was not our Chief Executive Officer at the time of the transaction.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with us (the “Subscription Agreement”) under which Multiverse purchased 982,801 of our Class B common units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement, we issued Multiverse a warrant to purchase 982,801 of our Class B common units at a per-unit exercise price equal to $2.035. At the time of that transaction, both Jack Kavanaugh and Mahinda de Silva, our former Chief Executive Officer, were Managing Members of the General Partner of Multiverse. Mr. de Silva was one of our directors at the time of the transaction. Mr. de Silva became our Chief Executive Officer on April 14, 2021 and was not our Chief Executive Officer at the time of the transaction.

Truverse Acquisition

On December 13, 2021, we entered into a Share and Unit Exchange Agreement with Truverse, Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which we acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our former Chief Executive Officer and one of our former directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, we entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which we agreed to pay $20,000 per month for finance and consulting services performed by GEX (the “GEX Agreement”). We paid GEX less than $0.1 million in the year ended December 31, 2022, and approximately $0.2 million and $0.2 million in the years ended December 31, 2021 and 2020, respectively. Sri Vanamali, a former director of ours, was engaged to provide services as a consultant for us under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, we entered into an employment agreement with Ryan Kavanaugh under which we agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established annually by the board. Under that agreement, provided Mr. Kavanaugh was still employed by us and not in material uncured breach of his agreement, we also agreed that we will issue to Proxima warrants each time we offer to sell “Covered Securities,” (as defined below) in a public or private offering after the effective date of this employment agreement, to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest as of immediately prior to such sale for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of ours. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2022 and 2020.

In accordance with the employment agreement and pursuant to Mr. Kavanaugh’s direction:

•

On January 1, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 9,651,481 of our Class B common units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of our Class B common units at an exercise price of $8.3579.

•

On August 10, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,289,022 of our Class B common units at an exercise price of $8.3579.

•

On November 12, 2021 we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 1,665,933 of our Class B common units at an exercise price of $8.3579.

•

On December 1, 2021, we issued to Kristine Peterson, Trustee of the R. Kavanaugh Trust dated November 11, 2008, a warrant to purchase 22,874,778 of our Class B common units at an exercise price of $8.3579.

In December 2021, we and Mr. Kavanaugh agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Kavanaugh agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month. This agreement will be terminated prior to the effectiveness of the registration statement of which this prospectus forms a part.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, we entered into an employment agreement with Bobby Sarnevesht under which we agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by our board of directors based on attainment of performance goals established by the board. Under that agreement, provided Mr. Sarnevesht is still employed by us. and not in material uncured breach of his agreement, we also agreed to cause us to issue to AS Trust (“AS”) and BAS Living Trust (“BAS”) warrants each time we offer to sell “Covered Securities” in a public or private offering after the effective date of this employment agreement to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in our securities as of the date of the employment agreement each time we offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement,

“Covered Securities” means any Class A common unit or other equity interest in us and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in us other than securities that are issued by us pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of us. No warrants for Covered Securities were issued under this employment agreement during the years ended December 31, 2022 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 we issued to each of AS and BAS warrants to purchase 4,825,740 of our Class B common units at exercise prices of $2.035 and separate warrants to purchase 677,817 of our Class B common units at exercise prices of $8.3579.

•	On August 10, 2021 we issued to each of AS and BAS warrants to purchase 644,511 of our Class B common units at exercise prices of $8.3579.

•	On November 12, 2021 we issued to each of AS and BAS warrants to purchase 832,967 of our Class B common units at exercise prices of $8.3579.

•	On December 1, 2021, we issued to each of AS and BAS warrants to purchase 11,437,389 of our Class B common units at exercise prices of $8.3579.

In December 2021, we and Mr. Sarnevesht agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to date. In March 2022, we and Mr. Sarnevesht agreed to reduce Mr. Sarnevesht’s salary on a going- forward basis to $1,000 per month. In connection with Mr. Sarnevesht’s appointment as Chief Executive Officer, this agreement has been extended for an additional two year term, effective December 21, 2023.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of December 31, 2022. Bobby Sarnevesht, one of our founders and our Chief Executive Officer, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Bay Area Surgical Management (“BASM”) Transactions

During the period beginning October 1, 2019 and ending December 31, 2019, we accrued $0.1 million for payroll and accounting services performed by BASM Payroll Services Inc. During the fiscal years ended December 31, 2021 and 2020, we paid approximately $0.3 million and $0.3 million, respectively, in connection with BASM’s provision of payroll and accounting services. An additional $0.5 million has been accrued for services in 2021. BASM is an affiliate of Bobby Sarnevesht.

Merger with Triller Acquisition LLC

Triller Acquisition LLC was one of the founding members of Triller Hold Co LLC. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of our Class A common units held by its founders and their affiliates, which represent controlling interests in Triller Hold Co LLC Triller Acquisition

LLC had no other assets, liabilities or operations. On August 17, 2022, we exchanged the 80,282 Class A common units held by Triller Acquisition LLC for either Class C-2 common units (in the case of the founders and their affiliates) or Class C-1 common units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC.

2021/2022 Convertible Debt Financing

During the period beginning March 11, 2022 and ending May 26, 2022, we issued 7.5% Unsecured Convertible Promissory Notes to BAS Living Trust in the aggregate principal amount of $             and to AS Trust in the aggregate amount of $3.55 million. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the notes issued to BAS Living Trust and AS Trust was converted into 949,812 of our Series AA-1 preferred units on August 17, 2022.

2022 Senior Convertible Debt Financing

On August 18, 2022, we entered into a Convertible Note Purchase Agreement with Total Formation Inc. (“TFI”) pursuant to which TFI purchased, and we issued to TFI, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Convertible Note”). The TFI Convertible Note bears simple interest at a rate of 15% per annum and is payable in full on August 18, 2023 unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Convertible Note and as partial consideration for TFI’s investment, we issued to TFI a warrant to purchase 598,236 Series A-1 preferred units of Triller Hold Co LLC at an exercise price per unit of $2.72; entered into a Share Conversion Agreement with TFI and Castle Lion Investments Limited pursuant to which all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 preferred units; and warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase 7,178,837 Series A-1 preferred units at an exercise price per unit of $2.035. In addition, 7.5% convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units.

On December 31, 2022, the Convertible Note Purchase Agreement and TFI Convertible Note were amended and restated to, among other things, increase the aggregate amount available to us under the loan. We issued to Total Formation Inc. a second Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all loan advances made pursuant to the transaction documents and (b) $10.3 million (the “TFI December Note”). The TFI December Note bears 15% interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with tis terms. As of December 31, 2022, advances totaling $2.0 million had been made by Total Formation Inc. Concurrently with the issuance of the TFI December Note, we issued to TFI a warrant to purchase 239,295 Series A-1 preferred units at an exercise price per unit of $2.72. The loan documents were also amended to provide that our obligations under the loan documents are secured by the proceeds we may obtain from certain future equity financings and certain equity interests of unaffiliated parties held by one of our founders and former directors, Ryan Kavanaugh. On August 18, 2023, we entered into Amendment No. 1 to the Amended and Restated Convertible Notes which extended the maturity date of the notes to November 1, 2023.

TFI and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of more than 5% of our equity securities.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26 2022, we issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, the De Silva 2000 Living Trust and Proxima Media LLC. The notes bear simple interest at rates ranging from 1.85% to 3.05% and mature on the one-year anniversaries of their respective issuance dates. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva, our former Chief Executive Officer and former director, is the trustee of the De Silva 2000 Living Trust. Proxima Media, LLC is a beneficial owner of more than 5% of our equity securities.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, we issued a 6.0% unsecured promissory note in the aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of our founders and our Chief Executive Officer, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation.

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, we issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of our founders and our Chief Executive Officer, Bobby Sarnevesht. See Note 10—Debt, for more information on the BASM Note.

April 2023 Convertible Debt Facilities

On April 7, 2023, we entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our Series A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving us (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of our Series A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Proxima 2023 Convertible Note

On March 22, 2023 we issued to Proxima Media LLC a 7.5% PIK subordinated unsecured promissory note in the principal amount of $0.2 million in respect of a loan in the same amount. The note matures on the 180-day anniversary of its issuance date. At any time while the note remains outstanding, the holder is entitled to convert all or any portion of the outstanding balance into our Class B common units. The Note automatically converts into Class B common units in the event of a subsequent equity financing, direct listing or change of control. Proxima Media LLC is a beneficial owner of more than 5% of our equity securities. Ryan Kavanaugh, a former director, is a beneficial owner of more than 5% of the equity securities of Proxima Media LLC.

Share Loan Holding Vehicle Loan

On June 27, 2023 we entered into a Business Loan and Security Agreement pursuant to which we borrowed $2.0 million from a lender and received gross proceeds in the amount of $1.9 million. The loan provides for repayment in 24 weekly installments and carries $0.9 million in total interest expense provided all payments are timely made. The loan is secured by a limited guaranty and pledge of securities given in favor of the lender by Share Loan Holding Vehicle LLC, an entity controlled by our former director Ryan Kavanaugh who, through Proxima Media, Share Loan Holding Vehicle LLC and various trusts, is a beneficial owner of more than 5% of our equity securities.

BKFC Promissory Note

On August 4, 2023, we entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note accrues interest at an annual rate of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations we had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”), an entity managed by David Feldman, Sr. and David Feldman, Sr. (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh pursuant to which Mr. Kavanaugh has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, we issued warrants to purchase 75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of BKFC common stock at an exercise price of $0.01 per share.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, which will become effective immediately prior to the listing of our Series A common stock on the NYSE, contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated certificate of incorporation, which will become effective immediately prior to the listing of our Series A common stock on the NYSE, and which provides that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law, subject to the advance authorization of our Board (subject to certain exceptions), any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated certificate of incorporation also provides that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedure Regarding Related Party Transactions

We do not have a formal written policy or procedure for the review, approval or ratification of related party transactions. Our board of directors reviews and considers the interests of our directors, executive officers and principal shareholders in our review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances. In connection with the Reorganization and our listing, we intend to adopt a formal policy for the review, approval or ratification of related party transactions.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•	certain information with respect to the beneficial ownership of our Series A and Series B common stock as of , giving effect to the Reorganization, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Series A common stock or Series B common stock; and

•	the number of shares of Series A common stock and Series B common stock held by the Registered Stockholders and registered as Series A common stock for resale by means of this prospectus; and

•	certain information regarding our Series A-1 preferred stock.

This prospectus registers for resale shares of Series A common stock that are held by Registered Stockholders that include (i) our affiliates and certain other stockholders with “restricted” securities under the applicable securities laws and regulations who, because of their status as affiliates of us pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officer and non-director service providers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted” securities under the applicable securities laws and regulations. See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted” securities if not sold pursuant to this prospectus. For our executive officers, directors and certain other stockholders, sales pursuant to this prospectus, or otherwise, are subject to the terms of lock-up agreements with us as described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Series B common stock may convert their shares of Series B common stock into Series A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Series A common stock covered by this prospectus, we cannot determine the number of such shares of Series A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock, either as Series A common stock or Series B common stock, that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Series A common stock or Series B common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of at least              days after the effectiveness of the registration statement. As a result, registered shares also include shares of Series A common stock subject to outstanding options and warrants. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our Series A common stock by the Registered Stockholders. However, we have engaged our financial advisors with respect to certain other matters relating to our listing of our Series A common stock on NYSE. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based percentage ownership of our common stock on              shares of our Series A common stock and              shares of our Series B common stock outstanding after giving effect to the Reorganization. We have deemed shares of our              common stock subject to warrants and options that are currently exercisable or exercisable within 60 days of the date of this prospectus to be outstanding and to be beneficially owned by the person holding the warrant or option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the business address of each such beneficial owner is c/o Triller Corp., 7119 West Sunset Blvd., Suite 782, Los Angeles, CA 90046.

Beneficial Ownership Upon Reorganization
	Number of Shares Beneficially Owned					Percentage of Total Voting Power	Number of Shares of Series A Common Stock Being Registered
	Preferred Stock	Common Stock
	Series A-1+	Series A		Series B+
Name of Beneficial Owner	Shares %	Shares	%	Shares	%
Named Executive Officers and Directors:
Mahinda de Silva(1)
Paul Kahn(2)
Joseph Smarr(4)
Bobby Sarnevesht(5)
Adel Ghazzawi(6)
Jack Kavanaugh
Mike Lu(3)
Philip Walsh(7)
All Current directors and executive officers as a group (7 persons)

Other 5% Stockholders:
Paul Posner(8)
Tsai Ming Hsing(9)
Proxima Media, LLC(10)
Fubon Financial Holding Venture Capital Co. Ltd.(11)
Mashtraxx (Triller Holding) Ltd.(12)
Total Formation Inc.(13)

Other Registered Stockholders:
Non-Executive Officer and Non-Director Current and Former Service Providers(14)
All Other Registered Stockholders(15)

*	None of our executive officers, directors or 5% stockholders hold any shares of Series A-1 preferred stock.
+

The Series B common stock is convertible at any time by the holder into shares of Series A common stock on a share-for-share basis, such that each holder of Series B common stock beneficially owns an equivalent number of shares of Series A common stock.

(2)	Consists of shares of Series A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(3)	Consists of shares of Series A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(4)	Consists of shares of Series A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(5)

Consists of              shares of Series B common stock and              shares of Series A common stock issuable upon the exercise of warrants currently exercisable owned of record by BAS Living Trust. Mr. Sarnevesht is the trustee of the BAS Living Trust and therefore may be deemed to exercise investment control over such shares.

(6)

Consists of              shares of Series A common stock and              shares of Series A common stock issuable upon exercise of warrants currently exercisable owned of record by Tribeca Corporate Services LLC. Mr. Ghazzawi is the managing member of Tribeca Corporate Services LLC and therefore may be deemed to exercise investment control over such shares.

(7)	Consists of shares of Series A common stock issuable upon the exercise of warrants currently exercisable or exercisable within 60 days.
(8)

Consists of             shares held by Triller Legacy LLC (“Legacy”). Denali Digital Media, LLC (“Denali”) is the managing member of Legacy and therefore has voting and dispositive power with respect to such shares. Mr. Posner, as the manager of both Denali and Denali’s sole member, Carnegie Technologies Holdings, LLC, is responsible for the management decisions of Denali, including voting and investment decisions regarding such shares. Mr. Posner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Legacy’s mailing address is 9737 Great Hills Trail, Suite 100, Austin, TX 78759.

(9)

Consists of             shares of Series A-1 preferred stock and             shares of Series A-1 preferred stock issuable upon exercise of warrants currently exercisable owned of record by Total Formation Inc. and             shares of Series A-1 preferred stock owned of record by Castle Lion Investments Ltd. Mr. Tsai is a director of Total Formation, Inc. and Castle Lion Investments Ltd. and therefore may be deemed to exercise investment control over such shares. Total Formation, Inc.’s mailing address is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, BVI. Castle Lion Investments Ltd.’s mailing address is Vista Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(10)

Consists of              shares of Series B common stock owned of record by Proxima Media LLC and             shares of Series A common stock issuable upon exercise of warrants currently exercisable owned of record by Kristine Peterson in her capacity as trustee of the R. Kavanaugh Trust dated November 11, 2008. Ms. Peterson is the manager of Proxima Media LLC and therefore may be deemed to exercise investment control over such shares. Ms. Peterson’s address is 6320 Canoga Ave, Ste 1300, Woodland Hills, CA 91367. Ryan Kavanaugh, a former director, is a beneficial owner of more than 5% of the equity securities of Proxima Media LLC.

(11)

Consists of              shares of Series A-1 Preferred Stock and              shares of Series A common stock owned of record by Fubon Financial Holding Venture Capital Co. Ltd.              is the              of the Fubon Financial Holding Venture Capital Co. Ltd. and therefore may be deemed to exercise investment control over such shares.

(12)

Consists of              shares of Series A common stock owned of record by Mashtraxx (Triller Holding) Ltd. Mashtraxx (Triller Holding) Ltd.’s address is Kroll Advisory Ltd., the Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom. As described in “Certain Relationships and Related Party Transactions,” an affiliate of Mashtraxx provides technical support services to us in connection with our mobile application and associated software.

(13)

Consists of              shares of Series A-1 preferred stock and shares of Series A-1 preferred stock issuable upon exercise of warrants currently exercisable owned of record by Total Formation Inc. and shares of Series A-1 preferred stock owned of record by Castle Lion Investments Ltd. Mr. Tsai is a director of Total Formation, Inc. and Castle Lion Investments Ltd. and therefore may be deemed to exercise investment control over such shares. Total Formation, Inc.’s mailing address is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, BVI. Castle Lion Investments Ltd.’s mailing address is Vista Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(14)

Includes (i)            shares of Series A common stock and            shares of Series B common stock, (ii)            shares of Series A common stock and            shares of Series B common stock subject to stock options exercisable within 60 days of September 30, 2023, and (iii)            shares of Series A common stock subject to RSUs for which the service-based vesting condition will be satisfied within 60 days of September 30, 2023.

(15)

Includes (i)            shares of Series A common stock and            shares of Series B common stock, (ii)            shares of Series A common stock and            shares of Series B common stock subject to stock options exercisable within 60 days of September 30, 2023, and (iii)            shares of Series A common stock subject to RSUs for which the service-based vesting condition will be satisfied within 60 days of September 30, 2023.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon consummation of the Reorganization in connection with the listing of our Series A common stock on the NYSE. The descriptions of our Series A common stock, Series B common stock, and preferred stock give effect to changes to our capital structure that will occur immediately prior to our listing through the Reorganization. Because these descriptions are only summaries, they do not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the listing of our Series A common stock on the NYSE and which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

No public market for our Series A common stock currently exists. Following the consummation of the Reorganization and upon the listing of our Class A stock on the NYSE, the total number of authorized shares of our capital stock will consist of 450,000,000 shares of Series A common stock, par value $0.0001 per share, 50,000,000 shares of Series B common stock, par value $0.0001 per share and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which 50,000,000 shares will be designated Series A-1 preferred stock and 50,000,000 shares will be undesignated.

Assuming the reclassification of all outstanding shares of our capital stock into an equivalent number of shares of our Series A common stock, Series B common stock or Series A-1 preferred stock, which will occur pursuant to the Reorganization and immediately prior to listing our Series A common stock on the NYSE, as of September 30, 2023, there were              shares of our Series A common stock outstanding,              shares of our Series B common stock outstanding,              shares of our Series A-1 preferred stock outstanding, and no shares of our undesignated preferred stock outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

Upon consummation of the Reorganization, there will be two series of authorized common stock: Series A common stock and Series B common stock. Following the Reorganization and immediately prior to the listing of our Series A common stock on the NYSE, all outstanding shares of our existing common stock will be reclassified into shares of our new Series A common stock and Series B common stock. In addition, any restricted stock units or options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Series A common stock. The rights of the holders of Series A common stock and Series B common stock will be identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Holders of our Series A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Series B common stock will be entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. The holders of our Series A common stock and Series B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. The percentage voting power of the Series B Common Stock is expected to initially be approximately 57.87%. The percentage voting power of the Series B common stock would decrease in the event that we issue any additional Series A common stock in the future and/or in the event that any shares of Series B common stock are converted into Series A common stock, whether by transfer or otherwise, as described in more detail in the section titled “—Conversion” below. The percentage voting power of the Series B common stock would increase following the Reorganization in the event of a redemption by us of Series A common stock, whether via a repurchase, stock buyback program or otherwise, or if additional shares of Series B common stock are issued. Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.

If we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a series of a class of our capital stock so as to affect them adversely, but that does not affect the entire class, then under Delaware law only the series so affected by the amendment would be entitled to vote separately for the approval of the amendment.

So long as any shares of Series B common stock remain outstanding, we will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Series B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Series B common stock or other rights, powers, preferences or privileges of the shares of Series B common stock.

So long as any shares of Series B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Series B common stock, voting as a separate class, will be required to (a) amend or modify our Certificate of Incorporation, bylaws or any of our other organizational documents in a manner adverse to the holders of the Series B common stock or (b) for any change of control transaction.

See the section titled “Risk Factors—Risks Related to the Ownership of our Series A Common Stock—The dual class structure of our common stock has the effect of concentrating voting control with our founding partners and entities and trusts they or their immediate family members or affiliates control, which may limit your ability to influence the outcome of important transactions and to influence corporate governance matters, such as electing directors, and to approve material mergers, acquisitions, or other business combination transactions that may not be aligned with your interests” for a description of the risks related to the dual-class structure of our common stock.

Economic Rights

Except as otherwise expressly provided in the amended and restated certificate of incorporation or required by applicable law, shares of Series A common stock and Series B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Series A common stock and Series B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A common stock and Series B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Series A common stock or Series B common stock (or rights to acquire shares of Series A common stock or Series B common stock), then the holders of the Series A common stock shall receive Series A common stock (or rights to acquire shares of Series A common stock) and holders of Series B common stock shall receive Series B common stock (or rights to acquire shares of Series B common stock).

Liquidation. In the event of liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to the Series A-1 preferred stock or any other series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Series A common stock and Series B common stock unless disparate treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A common stock and Series B common stock, each voting separately as a class.

Subdivisions and Combinations. If we subdivide or combines in any manner outstanding shares of Series A common stock or Series B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner.

Change of Control Transactions. The holders of our Series A common stock and Series B common stock will be treated equally, identically and ratably, on a per share basis, on (a) the sale, lease, exclusive license, exchange, or other disposition of all or substantially all of our property and assets, (b) the merger, consolidation, business combination, or other similar transaction with any other entity, which results in the voting securities outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) less than fifty percent of the total voting power represented by our voting securities and less than fifty percent of our total number of outstanding shares of capital stock, in each case as outstanding immediately after such merger, consolidation, business combination or other similar transaction, and (c) a recapitalization, liquidation, dissolution, or other similar transaction which results in the voting securities outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) less than fifty percent of the total voting power represented by our voting securities and less than fifty percent of our total number of outstanding shares of capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction.

No Preemptive or Similar Rights

Holders of shares of common stock will not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Conversion

Each outstanding share of Series B common stock is convertible at any time at the option of the holder into one share of Series A common stock. Each share of Series B common stock will convert automatically into one share of Series A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, including transfers to other Class B stockholders, members of the initial Class B stockholders’ affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the initial Class B stockholders’ families and other related parties. Each share of Series B common stock will also convert automatically into one share of Series A common stock if the voting power of all then-outstanding shares of Series B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Series B common stock. Once converted or transferred and converted into Series A common stock, the Series B common stock may not be reissued.

Fully Paid and Non-Assessable

All of the outstanding shares of our Series B common stock are, and the shares of our Series A common stock to be issued pursuant to this listing will be, fully paid and non-assessable.

Preferred Stock

Our board of directors generally will be authorized, without further stockholder approval, subject to the rights of any shares of preferred stock that may then be outstanding, to issue from time to time up to the number of authorized but undesignated shares of preferred stock, in one or more series. Each such series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by our board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, us; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of us at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

Our board of directors will have the authority to issue the preferred stock and to determine the rights and preferences of the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Series A common stock and Series B common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Series A common stock and Series B common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A-1 Preferred Stock

General. Upon consummation of the Reorganization, there will be one class of designated preferred stock: Series A-1 preferred stock, par value $0.0001 per share, and 48,470,485 shares shall be designated as Series A-1 preferred stock, all of which will be outstanding and held by Total Formation Inc., Fubon Financial Venture Capital Co. Ltd. and their affiliates. The rights of the holders of Series A common stock and Series B common stock will be subordinate to the rights of the holders of Series A-1 preferred stock. The outstanding shares of Series A-1 preferred stock are fully paid and nonassessable. Each share of Series A-1 preferred stock. Each Share of Series A-1 preferred stock has fixed liquidation preference of $             per share, or the Original Issue Price, less an amount equal to declared and paid dividends thereon plus any dividends declared but unpaid thereon, whether or not declared.

So long as at least 50% of the originally issued shares of Series A-1 preferred stock remain outstanding and held by Total Formation Inc., we will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Series A-1 preferred stock, voting as a separate class, in addition to any other vote required by applicable law or our certificate of incorporation, whether by amendment, or through merger, consolidation or otherwise, to take certain corporate actions as outlined in our certificate of incorporation, including amending our certificate of incorporation or our bylaws.

Dividends. No dividend may be declared or paid or set apart for payment on any Junior Securities (as defined below) (other than dividend payable solely in shares of Junior Securities) unless we declared and paid dividends on each share of the Series A-1 preferred stock in the aggregate amount at least equal to the Original Issue Price, or Preferential Dividends. The holders of then outstanding shares of Series A-1 preferred stock shall be entitled to receive dividends, only when, as and if declared by our Board of Directors, out of any of our funds and assets legally available therefor. The right to receive Preferential Dividends shall not be cumulative, and no right to Preferential Dividends shall accrue to holders of Series A-1 preferred stock by reason of the fact that Preferential Dividends on said shares are not declared.

Liquidation. The holders of issued and outstanding Series A-1 preferred stock are entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of the Original Issue Price in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other securities junior in rank to the Series A-1 preferred stock. In the event that our assets available for distribution to holders of the issued and outstanding Series A-1 preferred stock and any Parity Securities (as defined below) are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A-1 preferred stock and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A-1 preferred stock and Parity Securities, our remaining assets and funds will be distributed among the holders of the common stock and any other Junior Securities (as defined below) then issued and outstanding according to their respective rights. “Deemed Liquidation Event” for purposes of the Series A-1 preferred stock is (i) a merger or consolidation in which (A) we are a constituent party or (B) any of our subsidiaries is a constituent party and we issue shares of capital stock pursuant to such merger or consolidation; except any such merger or consolidation involving us or a subsidiary in which the shares of our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) (A) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us or any of our subsidiaries of all or substantially all of our assets and our subsidiaries taken as a whole, or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more of our subsidiaries if substantially all of our assets and our subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a one of our wholly owned subsidiaries.

Conversion. Each share of Series A-1 preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Series A common stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” applicable to the Series A-1 preferred stock shall initially be equal to $                .

Voting. Each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of Series A common stock into which the shares of Series A-1 preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of Certificate of Incorporation, holders of Series A-1 preferred stock shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Ranking. The Series A Convertible preferred Shares, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•

senior to all classes of our common stock, and to each other class or series of shares established after the initial issue date of the Series A-1 preferred stock by our board of directors, the terms of which class or series expressly provide that it is made junior to the Series A-1 preferred stock as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•

on a parity with any class or series of shares established after the initial issue date of the Series A-1 preferred stock by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A-1 preferred stock as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A preferred stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Transferability; Exchange Listing. Each share of Series A-1 preferred stock will automatically convert into such number of fully paid and non-assessable shares of Series A common stock as is determined by dividing the

Original Issue Price by the Conversion Price in effect at the time of conversion upon sale or transfer thereof, subject to certain exceptions. We do not intend to list the Series A-1 preferred stock on any securities exchange or other trading market.

Anti-Takeover Effects of Certain Provisions of Delaware Law

Upon consummation of the Reorganization, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, our certificate of incorporation and bylaws do not exclude it from the restrictions of Section 203. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Anti-Takeover Effects of Our Organizational Documents

Our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions, which are summarized below, are also designed to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board Composition and Filling Vacancies

Our amended and restated certificate of incorporation that will be effective upon listing will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Special Meetings of Stockholders

Our bylaws will provide that a special meeting of stockholders may be called only by a majority of the board of directors then in office, the chairperson of the board of directors, and our chief executive officer. Our stockholders will not be permitted to call a special meeting. Additionally, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. Because our stockholders will not have the right to call a special meeting a stockholder could not force stockholder consideration of a proposal over the opposition of our board by calling a special meeting of stockholders prior to such time as the board believed the matter should be considered or until the next annual meeting provided that the notice and other requirements are met. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board also could be delayed until the next annual meeting.

Blank Check Preferred Stock

Our certificate of incorporation will provide for 100,000,000 authorized shares of preferred stock. Our certificate of incorporation will authorize our board of directors to issue, without further action by the stockholders (subject to the rights of any then outstanding shares of preferred stock), additional shares of preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Advance Notice Procedure

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of persons for election to the board. Among other requirements, the advance notice provisions provide that a stockholder must provide to our secretary timely notice (generally 120 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in our bylaws These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that except as otherwise required by applicable law or provided in our certificate of incorporation, the holders of shares of Series A Common Stock and Series B Common Stock shall (i) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, (ii) be entitled to notice of any stockholders’ meeting in accordance with our bylaws and (iii) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one (1) or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to our certificate of incorporation or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting.

Our bylaws will provide that any amendment thereof must be approved by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on the amendment, voting together as a single class.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine. If any of the foregoing provisions are held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this paragraph and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “excluded opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director who is not an employee, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee (collectively, the persons referred to in clauses (i) and (ii) are “covered persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a covered person expressly and solely in such covered person’s capacity as a director while such covered person is performing services in such capacity. Any repeal or modification of these provisions will only be prospective and will not affect the rights of covered persons in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

Limitations on Liability and Indemnification of Directors and Officers

See the section titled “Certain Relationships and Related Party Transaction—Limitation of Liability and Indemnification of Officers and Directors.”

Transfer Agent and Registrar

Upon the effectiveness of the registration statement of which this prospectus forms a part, the transfer agent and registrar for our Series A common stock will be Computershare Trust Company, National Association. The address of the transfer agent and registrar is 150 Royall Street, Canton, MA 02021, and its telephone number is                 .

Listing

We intend to apply to list our Series A common stock on NYSE under the symbol “ILLR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Series A common stock on NYSE, there has been no public market for our Series A common stock, and we cannot predict the effect, if any, that sales of shares of our Series A common stock or the availability of shares of our Series A common stock for sale will have on the market price of our Series A common stock prevailing from time to time. Future sales of our Series A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Series A common stock in the public market following our listing on NYSE or the perception that such sales could occur, could adversely affect the public price of our Series A common stock and may make it more difficult for you to sell your Series A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Series A common stock or the prices at which any such sales may occur. Future sales of our Series A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Series A common stock prevailing from time to time.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of September 30, 2023, we will have a total of 311,718,925 shares of our Series A common stock, 38,263,382 shares of our Series B common stock, and 37,702,230 shares of our Series A-1 preferred stock outstanding, assuming the conversions to occur pursuant to the Reorganization immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The Registered Stockholders will hold approximately        % of our outstanding capital stock, with our directors and executive officers and their affiliates holding approximately        % (with approximately        % of these shares subject to the lock-up agreement described below). Shares of our common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Our Series B common stock will be held by one of our founders and our Chief Executive Officer, Bobby Sarnevesht, Proxima Media, which is affiliated with one of our other founding partners, Ryan Kavanaugh, and entities and trusts that they or their family members control. Together, these parties collectively own shares representing approximately 91.0% of the voting power of our outstanding capital stock, without giving effect to any conversions to Series A common stock in anticipation of our listing or any sales or purchases that these holders may make upon our listing. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreement described below to the extent applicable, following the listing of our Series A common stock on the NYSE, these shares held by the Registered Stockholders may be immediately sold pursuant to this prospectus. Upon the completion of the Reorganization, Proxima Media, LLC (“Proxima Media”) and Bobby Sarnevesht, our founding partners, together with entities and trusts they or their immediate family members or affiliates control, will own approximately 19.97% of the outstanding shares of our common stock, representing 57.87% of our total voting power.

The remainder of our outstanding shares of capital stock may be sold under Rule 144 subject to certain limitations. Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, subject to the lock-up agreement described below to the extent applicable, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Series A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Series A common stock subject to volume limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Series A common stock that does not exceed the greater of:

•	1% of the number of shares of our Series A common stock then outstanding; and

•	the average weekly trading volume of our Series A common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Series A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchased shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

Lock-Up Agreements

Our executive officers, directors, and stockholders representing approximately        % of our capital stock (including securities exercisable for our capital stock) will be subject to lock-up agreements with us under which they cannot sell, offer, contract to sell, pledge, grant any option to purchase, lend, or otherwise dispose of shares of our capital stock, or enter into any hedging or similar transaction or arrangement that is designed to or could reasonably be expected to lead to or result in a sale or disposition or transfer of any of the economic consequences of ownership of shares of our capital stock, until                (the “lock-up period”), subject to certain exceptions. Notwithstanding the foregoing, if the volume weighted average share price of Series A common stock equals or exceeds $                per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for at least 20 out of 30 consecutive trading days following our listing, then the lock-up period will terminate. Sales of substantial amounts of our Series A common stock after the expiration or early termination of the lock-up period, or the perception that sales might occur, could cause the trading price of our Series A common stock to decline.

Registration Rights

Upon the listing of our Series A common stock, the holders of up to approximately                shares of our common stock have “piggy-back” registration rights, subject to some conditions, to include shares of Series A common stock (whether held directly or that may be acquired upon conversion of shares of Series B common stock or exercise of options or warrants) in registration statements that we may file. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Series A common stock to decline or be volatile.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock issuable or reserved for issuance under our 2023 Plan. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates and vesting restrictions.

                 shares of our Series A common stock will be reserved for future awards to be granted pursuant to our 2023 Plan.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Series A common stock on the NYSE. Prior to our listing, no public market exists for our common stock and there have been no private transactions by our stockholders in our shares of common stock (or by the holders of units in our predecessor, Triller Hold Co LLC). There have not been any sales of our common stock (or by the holders of units in our predecessor, Triller Hold Co LLC) in any private transactions by our stockholders due to transfer restrictions on our capital stock and recent private sales of our securities have been in the form of issuances of convertible notes. We have from time to time sold securities in private transactions, including the following: in             , we sold units at an average purchase price of $         per unit; in         , we sold          units at an average purchase price of $         per unit and in         , we sold units at an average purchase price of $         per unit. While the DMM is expected to consider these prices in connection with setting the opening public price of our Series A common stock, this information has little or no relation to broader market demand for our Series A common stock and thus the opening public price and subsequent public price of our Series A common stock on NYSE. As a result, you should not place undue reliance on this historical private sale price as it may differ materially from the opening public price and subsequent public price of our common stock on NYSE. See “Risk Factors—Risks Related to Ownership of Our Series A Common Stock—Future sales of common stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR SERIES A COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Series A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is limited to non-U.S. holders that holds our Series A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the IRS has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained by a court.

This summary does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the application of the Medicare contribution tax on net investment income, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Code, or any tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;

•	tax-exempt organizations or governmental organizations;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our Series A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	pension funds or retirement plans;

•	persons that acquire our Series A common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons deemed to sell our Series A common stock under the constructive sale provisions of the Code; or

•	persons that own, or are deemed to own, more than five percent of our Series A common stock (except to the extent specifically set forth below).

In addition, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our Series A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Series A common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences in their particular circumstances.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership, and disposition of our Series A common stock arising under the U.S. federal estate or gift tax rules, under the laws of any state, local, non-U.S., or other taxing jurisdiction, or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Series A common stock that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes and is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to pay any dividends in the foreseeable future, and any future dividend payments will be at the discretion of our Board of Directors and depend on various factors and restrictions. However, if we do make distributions of cash or property on our Series A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Series A Common stock.”

Except as otherwise described below in the discussions of effectively connected income, backup withholding and FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us or the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and a valid taxpayer identification number, certifying qualification for the reduced rate; additionally, a non-U.S. holder will be required to update such Forms and certifications from time to time as required by law. A non-U.S. holder of our Series A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Effectively Connected Income

If a non-U.S. holder is engaged in a U.S. trade or business and dividends on, or any gain recognized upon the disposition of, Series A common stock, are effectively connected with the conduct of that U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then such non-U.S. holder would be subject to U.S. federal income tax on that dividend or gain on a net income basis at the regular rates, unless an applicable income tax treaty provides otherwise. In that case, such non-U.S. holder generally would be exempt from the withholding tax discussed above on dividends, although the non-U.S. holder generally would be required to provide a properly executed IRS Form W-8ECI in order to claim such exemption. In addition, if the non-U.S. holder is a corporation, it generally would be subject to a “branch profits tax” at a rate of 30% (or an applicable lower treaty rate) on its effectively connected earnings and profits attributable to such dividend or gain (subject to certain adjustments). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Series A Common Stock

Except as otherwise described below in the discussions of backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Series A common stock unless:

•

the gain is effectively connected with the conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•

the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other taxable disposition occurs, and certain other conditions are met; or

•

our Series A common stock constitutes a “United States real property interest” (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our common stock, and, in the case where shares of our Series A common stock are regularly traded on an established securities market, the non-U.S. holder owns, or is treated as owning, more than 5% of our Series A common stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Series A common stock is “regularly traded” (as defined by applicable Treasury Regulations”) on an established securities market, such Series A common stock will be treated as USRPIs only if a non-U.S. holder actually or constructively holds more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding the sale or other taxable disposition of, or the holding period for, our Series A common stock. No assurance can be provided that our Series A common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.

A non-U.S. holder with gain described in the first bullet above will generally be required to pay tax on the net gain under regular U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate (subject to certain adjustments)), unless otherwise provided by an applicable income tax treaty. A non-U.S. holder described in the second bullet above will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain, which gain may be offset by U.S. source capital losses for the year (provided that the non-U.S.

holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their tax advisors with respect to whether any applicable income tax or other treaties may provide for different rules.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with any distributions on our Series A common stock paid to a non-U.S. holder, regardless of whether such distribution constitute dividends or whether any tax was actually withheld. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the country of residence or the country in which the non-U.S. holder is established, as applicable.

Payments of dividends on our Series A common stock or of proceeds on the disposition of our Series A common stock made to a non-U.S. holder may be subject to backup withholding at a current rate of 24% unless the non-U.S. holder properly certifies its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or the applicable withholding agent has actual knowledge, or reason to know, that a non-U.S. holder is a United States person as defined under the Code. In addition, proceeds of the sale or other taxable disposition of our Series A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Series A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder (collectively, “FATCA”) generally impose withholding tax at a rate of 30% on dividends on our Series A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid to a “non-financial foreign entities” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes and certifies to an exemption. An intergovernmental agreement between the United States and a non-U.S. holder’s country of tax residence may modify the requirements described in this paragraph. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Series A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Series A common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state, and local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Series A common stock, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

The Registered Stockholders may sell their shares of Series A common stock covered hereby pursuant to brokerage transactions on the NYSE or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Series A common stock are listed for trading.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Series A common stock by the Registered Stockholder, except we have engaged Clear Street LLC and Rosenblatt Securities, Inc. with respect to certain other matters relating to the registration and listing of our Series A common stock, as further described below. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Series A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Series A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Series A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Clear Street LLC and Rosenblatt Securities, Inc. to advise and assist us with respect to certain matters relating to the registration and listing of our Series A common stock, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Series A common stock on the New York Stock Exchange, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Series A common stock on the New York Stock Exchange. We also engaged            and as additional financial advisors to advise and assist us with respect to certain matters relating to our listing, including the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education. However, our financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Series A common stock in consultation with us or on the behalf of others, except as described herein on our behalf with respect to consultation with the DMM on the opening public price in accordance with the NYSE rules. We will endeavor, and it is our understanding that our financial advisors and any affiliated persons each will endeavor, to conduct our and their activities in compliance with Regulation M (to the extent that Regulation M applies to such activities) and the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Exchange Act and Rule 10b-5 thereunder.

The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly opening for our Series A common stock. Based on information provided to the New York Stock Exchange, the opening public price of our Series A common stock on the NYSE will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with the NYSE direct listing rules, including Rule 104(a), because there has not been a recent sustained history of trading in our Series A common stock in a private placement market prior to listing, the NYSE will consult with our financial advisors, in order for the DMM to effect a fair and orderly opening of our Series A common stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Instead, the input that our financial advisors provides to the DMM will be based on information they become aware of from potential investors and holders of our Series A common stock (which may include certain of the registered holders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders, and other customary brokerage activities undertaken without coordination with us. Our financial advisors, are available to consult with the DMM in accordance with New York Stock Exchange rules, are expected, but not obligated, to provide the DMM with our fair value per share, as determined by our most recently completed independent common stock valuation report, dated as of            , 2023, which was $            per share of Series A common stock. The common stock valuation report was prepared by an independent third party on our behalf, and no financial advisor participated in the preparation of such report. Our financial advisors have provided this report to the DMM.

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Series A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Series A common stock.

In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Series A common stock than a DMM would in an underwritten initial public offering. For example, because we are pursuing an initial public offering via a Direct Listing, which does not involve an underwritten initial public offering, our financial advisor will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Series A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the New York Stock Exchange from various broker-dealers. Consequently, the public price of our Series A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the New York Stock Exchange, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to the Ownership of Our Series A Common Stock—The registration and listing of our Series A common stock differs significantly from an underwritten initial public offering”.

In addition to sales made pursuant to this prospectus, the shares of Series A common stock covered by this prospectus may be sold by the registered stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act.

If any of the registered stockholders utilize a broker-dealer in the sale of the shares of Series A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Series A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Goodwin Procter LLP, New York, New York, is our legal advisor. Cooley LLP and Dentons US LLP are legal advisors to the financial advisors.

EXPERTS

The consolidated financial statements of Triller Hold Co LLC and its subsidiaries as of and for each of the two years ending December 31, 2022, appearing in this prospectus and registration statement have been audited by L J Soldinger Associates, LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 17, 2023, Hudgens CPA, PLLC, or Hudgens, resigned as our independent registered public accounting firm.

The report of Hudgens on our consolidated financial statements for the fiscal year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our fiscal year ended December 31, 2021 and the subsequent period preceding the resignation of Hudgens (including during the fiscal year ended December 31, 2022), there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto, with Hudgens on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Hudgens, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Also, during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

On April 21, 2023, our Board of Directors approved the appointment of LJ Soldinger Associates, LLC, or Soldinger, as our independent public accounting firm for the fiscal year ended December 31, 2022 and engaged Soldinger to re-audit our consolidated financial statements as of and for the year ended December 31, 2021 in connection with this direct listing.

During our fiscal year ended December 31, 2021 and the subsequent period preceding the resignation of Hudgens (including the fiscal year ended December 31, 2022), neither the Company nor anyone on the Company’s behalf consulted Soldinger regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, in connection with which either a written report or oral advice was provided to the Company that Soldinger concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto or a reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

We delivered a copy of this disclosure to Hudgens and requested that they furnish us a letter addressed to the SEC stating whether they agree with the above statements. In their letter to the SEC dated August 2, 2023, attached as Exhibit 16.1 to the registration statement of which this prospectus forms a part, Hudgens states that they agree with the statements above concerning their firm.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Series A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Series A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we became subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, are required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at https://www.trillerinc.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as inactive textual references.

INDEX TO FINANCIAL STATEMENTS

TRILLER HOLD CO LLC

Triller Hold Co LLC Condensed Consolidated Balance Sheets

As of September 30, 2023 (unaudited) and December 31, 2022

	(Unaudited) September 30, 2023	December 31, 2022*
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$967	$3,754
Accounts receivable, net	3,913	2,922
Other current assets	1,750	707

Total current assets	6,630	7,383
Goodwill	234,112	231,495
Intangible assets, net	117,121	136,929
Other assets and long-term receivables	1,109	1,336
Operating right-of-use assets	315	4,444

Total Assets	359,287	381,587

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	64,998	55,377
Earn-out liability, current	9,733	16,991
Other current liabilities	35,559	29,939
Current portion of operating lease liabilities	78	1,943
Current portion of long-term debt	125,493	80,020
Current liabilities of discontinued operations	5,931	3,184

Total current liabilities	241,792	187,454
Long-term debt	46,157	28,414
Long-term operating lease liabilities	248	2,647
Deferred tax liability	8,419	14,636
Warrant liability	80,877	57,032
Other liabilities	876	6,255

Total liabilities	378,369	296,438

Commitments and contingencies (Note 14)
Redeemable Class B Common Units—$0.00 par value— 873 shares issued and outstanding; aggregate liquidation preference of $0 as of September 30, 2023 and December 31, 2022, respectively	—	—

Unitholders’ equity (deficit)
Common Units—$0.00 par value; unlimited units authorized
Class A Common Units—36,068 units outstanding as of September 30, 2023 and December 31, 2022	6,078	6,078
Class B Common Units—85,925 and 73,988 units outstanding as of September 30, 2023 and December 31, 2022, respectively	985,100	957,028
Class C-1 Common Units—21,833 outstanding as of September 30, 2023 and December 31, 2022	6,158	6,158
Class C-2 Common Units—38,263 and 46,651 outstanding as of September 30, 2023 and December 31, 2022, respectively	10,792	13,158
Preferred Units —$0.00 par value; Unlimited units authorized	—	—
Series A-1 Preferred Units— 37,702 outstanding as of September 30, 2023 and December 31, 2022	253,274	253,274
Series AA-1 Preferred Units— 3,369 outstanding as of September 30, 2023 and December 31, 2022	30,082	30,082
Additional paid-in capital (including declared dividends)	72,473	71,683
Accumulated other comprehensive income	215	271
Accumulated deficit	(1,388,607)	(1,257,455)

Total unitholders’ equity—Triller Hold Co LLC	(24,435)	80,277
Noncontrolling interest	5,353	4,872

Total unit holders’ equity (deficit)	(19,082)	85,149

Total liabilities and unitholders’ equity (deficit)	$359,287	$381,587

*	Derived from audited information

See accompanying notes

Triller Hold Co LLC

Condensed Consolidated Statements of Operations and Comprehensive Loss

For The Nine Months Ended September 30, 2023 and 2022 (unaudited)

	(Unaudited) Nine months ended September 30,
	2023	2022 (As restated)
	(in thousands, except per share data)
Revenue	$33,586	$35,008
Operating expenses
Cost of revenue	30,918	30,740
Research and development	7,860	9,992
Sales and marketing	10,680	26,732
General and administrative	34,368	83,648
Contingent consideration	11,364	2,841
Depreciation and amortization	22,791	18,698

Total operating expenses	117,981	172,651

Loss from operations	(84,395)	(137,643)
Other income (expense)
Change in fair value of warrants and long-term debt	(53,333)	30,632
Interest expense	(2,841)	(11,783)
Other income (expense)	167	(260)

Total other income (expense)	(56,007)	18,589

Loss from operations before income taxes	(140,402)	(119,054)
Income tax benefit	6,160	2,560

Net loss from continuing operations	(134,242)	(116,494)
Net income (loss) from discontinued operations, net of income taxes	200	(31,652)

Net loss	$(134,042)	$(148,146)

Less: Net loss attributable to noncontrolling interests	(2,890)	(4,362)

Net loss attributable to Triller Hold Co LLC	$(131,152)	$(143,784)

Comprehensive income (loss)
Net loss	$(134,042)	$(148,146)
Foreign currency translation adjustment	(56)	(81)

Other comprehensive loss, net of taxes	(56)	(81)

Comprehensive loss	$(134,098)	$(148,227)

Less: Comprehensive loss attributable to noncontrolling interests	(2,890)	(4,362)

Comprehensive loss attributable to Triller Hold Co LLC	$(131,208)	$(143,865)

Net loss attributable to Common Unitholders:
Basic and diluted	$(0.60)	$(0.67)

Net loss from discontinued operations attributable to Common Unitholders:
Basic and diluted	$0.00	$(0.15)

Weighted-average common units used in computation of net loss per unit:
Basic and diluted	218,722	213,484

See accompanying notes

Triller Hold Co LLC Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2023 and 2022 (unaudited)

	(Unaudited) Nine Months Ended September 30,
	2023	2022 (As restated)
	(in thousands)
Cash flows from operating activities
Net loss	$(134,042)	$(148,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,791	18,698
Stock-based compensation	6,547	20,261
Non-cash interest expense	605	2,370
Deferred income taxes	(6,217)	(561)
Change in fair value of warrant liability	23,845	(39,798)
Change in fair value of earn-out liabilities	11,364	1,841
Change in fair value of long-term debt	29,289	9,778
Loss on extinguishment of debt	400	—
Other noncash adjustments	331	8
Changes in assets and liabilities
Accounts receivable	(1,135)	1,558
Other current assets	(1,042)	495
Other assets	253	(265)
Accounts payable and accrued expenses	12,925	24,003
Operating lease assets and liabilities, net	(134)	—
Other current liabilities	5,619	22,992
Other liabilities	(5,380)	(1,971)

Net cash used in operating activities	(33,981)	(88,737)

Cash flows from investing activities
Purchase of property and equipment	(119)	(119)
Capitalization of internally developed software	(2,800)	(3,175)
Purchase of businesses, net of cash acquired.	—	(4,751)

Net cash used in by investing activities	(2,919)	(8,045)

Cash flows from financing activities
Proceeds from convertible debt	31,717	44,665
Proceeds from long-term debt due to related parties (promissory notes)	—	11,330
Equity issuance costs	—	(368)
Cash paid for earn-out liabilities	(203)	(2,000)
Exercise of options and warrants	740	65
Repayment of long-term debt due to related parties (promissory notes)	(832)	(4,278)

Net cash provided by financing activities	31,422	49,414

Cash flows from discontinued operations	2,747	13,340

Net change in cash, cash equivalents, and restricted cash	(2,731)	(34,028)
Foreign exchange effect on cash, cash equivalents and restricted cash	(56)	(81)
Cash, cash equivalents, and restricted cash at the beginning of the year	3,754	36,556

Cash, cash equivalents, and restricted cash at the end of the period	967	2,447

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$967	$2,447
Restricted cash	—	—

Total cash, cash equivalents, and restricted cash	$967	$2,447

	(Unaudited) Nine months ended September 30,
	2023	2022 (As restated)
	(in thousands)
Supplemental cash flow data
Cash paid for income taxes	95	144
Cash paid for interest	185	1,997

Supplemental disclosure of noncash investing and financing activities
Entered into convertible debt to settle short-term payable	$11,768	$37,000
Entered into short-term payable to settle acquisition earnout	—	28,000
Units issued to settle acquisition earnout	18,419	31,409
Conversion of Class C-2 Units to Class B Units	2,366	—
Conversion of subsidiary debt to non-controlling interest of subsidiary.	800	—
Conversion of convertible notes to Series AA-1 Preferred Units	—	30,082
Conversion of Class A Units to Series C-1 and C2 Units	—	22,644
Conversion of C-1 Units to Series A-1 Preferred Units	—	3,327
Conversion of Common A Units to Series A-1 Preferred Units	—	249,946
Conversion of Common B Warrants to Series A-1 Preferred Warrants	—	45,018
Issuance of non-controlling interest by subsidiary	2,617	—
Redeemable Class B Units converted to Class B Units	—	84,092
Debt discount, net	—	9,227

Total noncash investing and financing activities	$35,970	$540,745

See accompanying notes

Triller Hold Co LLC

Condensed Consolidated Statements of Unitholders’ Equity

For the Nine Months Ended September 30, 2023 and 2022 (unaudited)

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in Capital	Accumulated other comprehensive income	Accumulated Deficit	Total Members’ Equity—Triller Inc.	Non-controlling interest	Total Members’ Equity
(In thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2022	873	—	36,068	$6,078	73,988	$957,028	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$271	$(1,257,455)	$80,277	$4,872	$85,149
Conversion of Class C-2 Common Units to Class B Common Units	—	—	—	—	8,388	2,366	—	—	(8,388)	(2,366)	—	—	—	—	—	—	—	—	—	—
Issuance of Class B Common Units for acquisition earn-out settlement	—	—	—	—	2,616	18,419	—	—	—	—	—	—	—	—	—	—	—	18,419		18,419
Exercise of Warrants	—	—	—	—	933	740												740		740
Issuance of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	790	—	—	790	3,371	4,161
Unit-based compensation	—	—	—	—	—	6,547	—	—	—	—	—	—	—	—	—	—	—	6,547	—	6,547
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(131,152)	(131,152)	(2,890)	(134,042)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(56)	—	(56)		(56)

Balance at September 30, 2023	873	—	36,068	6,078	85,925	$985,100	21,833	$6,158	38,263	$10,792	37,702	$253,274	3,369	$30,082	$72,473	$215	$(1,388,607)	$(24,435)	$5,353	$(19,082)

	Temporary Equity		Permanent Equity

	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in Capital	Accumulated other comprehensive income (As restated)	Accumulated Deficit (As restated)	Total Members’ Equity—Triller Inc. (As restated)	Non-controlling interest	Total Members’ Equity (As restated)
(In thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2021	8,052	$91,390	134,350	$78,722	65,612	$819,975	—	$—	—	$—	—	$—	—	—	$15,724	$231	$(855,865)	$58,787	$—	$58,787
Issuance of Class B acquisition earn-out settlements	—	—	—	—	4,362	42,744	—	—	—	—	—	—	—	—	—	—	—	42,744	—	42,744
Exercise of Class B Common Unit warrants and options	—	—	—	—	979	65	—	—	—	—	—	—	—	—	—	—	—	65	—	65
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	—	(368)
Reclassification of Class B Common Units from temporary equity to permanent equity	(7,179)	(84,092)	—	—	7,478	84,092	—	—	—	—	—	—	—	—	—	—	—	84,092	—	84,092
Redemption of Class B common units	—	(7,298)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	—		—	—	20,261	—	—	—	—	—	—	—	—	—	—	—	20,261	—	20,261

	Temporary Equity		Permanent Equity

	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in Capital	Accumulated other comprehensive income (As restated)	Accumulated Deficit (As restated)	Total Members’ Equity—Triller Inc. (As restated)	Non-controlling interest	Total Members’ Equity (As restated)
(In thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Conversion of Class A Common Units to Class C-1 and Class C-2 in Merger of Triller Acquisition LLC and Triller Holdco LLC	—	—	(80,282)	(22,644)	—	—	33,630	9,486	46,651	13,158	—	—	—	—	—	—	—	—	—	—
Conversion of Class A Common Units to Series A-1 Common Units	—	—	(18,000)	(50,000)	—	—	—	—	—	—	18,000	173,673	—	—	—	—	(123,673)	—	—	—
Conversion of convertible notes to Series AA-1 Preferred Units	—	—	—	—	—	—	—	—	—	—	—	—	3,369	30,082	552	—	—	30,634	—	30,634
Conversion of Class C-1 Common Units to Series A-1	—	—	—	—	—	—	(11,797)	(3,328)	—	—	11,797	3,328	—	—	—	—	—	—	—	—
Conversion of Class B warrants to Series A-1 warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	45,018	—	(45,018)	—	—	—
Conversion of Class B Common Units to Series A-1 Preferred Units	—	—	—	—	(7,905)	(35,000)	—	—	—	—	7,905	76,273	—	—	—	—	(41,273)	—	—	—
Non-controlling interest of variable interest acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,840	8,840
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(143,784)	(143,784)	(4,362)	(148,146)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81)	—	(81)	—	(81)

Balance at September 30, 2022	873	$—	36,068	$6,078	70,526	$932,137	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$60,926	$150	$(1,209,613)	$92,350	$4,478	$96,828

See accompanying notes

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and purchased a 100% stake in Triller Platform Co. (formerly known as Triller Inc.), which became a wholly owned subsidiary of the Company. Triller Platform Co. is viewed as the predecessor of the Company and its consolidated subsidiaries. The Company is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company.

Triller is a global, artificial intelligence, or AI, powered technology platform where creators such as influencers, artists, athletes, public figures, and consumer brands build direct relationships with their audiences to create awareness, drive content consumption, generate commerce, and shape culture. Since the launch of the Triller app, a short-form video app similar to TikTok, the Company has raised more than $420 million in capital, established more than 500 million consumer accounts across the platform, dramatically expanded its portfolio of offerings through organic growth and strategic acquisitions, and has become a diversified technology platform for the creation, distribution, measurement and monetization of digital, live and virtual content. Triller also produces trendsetting music, sports, lifestyle, fashion and entertainment content that creates cultural moments, attracts users to the platform and drives social interaction that serves as a cultural wellspring across digital society.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club event production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. As a result of these actions, TFC Productions is reported as a discontinued operation in the condensed consolidated financial statements for both periods presented. The Company does not have or anticipate having any material production and operating costs associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the condensed consolidated balance sheets.

The Company currently has five classes of common equity. Four are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units and Class C-2 Common Units. The fifth is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, each Class C-2 Common Unit has 10 votes, and the Class B Common Units and Class C-1 Common Units are non-voting. The Company also has issued two classes of preferred equity: Series A-1 Preferred Units and Series AA-1 Preferred Units. In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, the “Warrants”).

The founding members of Triller Hold Co LLC were Triller Acquisition LLC (controlling interest holders), Triller Legacy LLC, and Mashtraxx Limited. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of the Company’s Class A Common Units held by its founders and their affiliates, which, at that time, represented controlling interest in Triller Hold Co LLC. Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, the Company exchanged the 80,282 Class A Common Units held by Triller Acquisition LLC for either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC. Triller Legacy LLC and Mashtraxx Limited continue to hold their original Class A Common Units. The founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Members’ Equity.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

In connection with the 2022 Senior Convertible Debt Financing described in Note 10, Debt, concurrent with the issuance of a Convertible Note Purchase Agreement on August 18, 2022 with Total Formation Inc. (“TFI”), all Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into Series A-1 preferred units; warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase Series A-1 preferred units; and convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units. While TFI is a preferred unitholder, the Company’s founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Members’ Equity.

Liquidity and Going Concern

The accompanying condensed consolidated financial statements as of September 30, 2023 and December 31, 2022, and for the nine months ended September 30, 2023 and 2022, were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle its liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. At September 30, 2023, the Company had cash and cash equivalents of $1.0 million, a working capital deficit of $235.2 million, and an accumulated deficit of $1,388.6 million. For the nine months ended September 30, 2023, the Company incurred a net loss of $134.2 million. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations from its operations and through the raising of additional capital by issuing debt or equity securities. During the year ended December 31, 2022, the Company issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $68.2 million in cash. Refer to Note 10, Debt, for details. An additional $34.5 million in senior and subordinated convertible promissory notes were issued as of September 30, 2023. Refer to Note 10, Debt, and Note 16, Subsequent Events. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other traditional financing sources.

In April 2023, the Company entered into two separate Subscription Agreements with a Middle Eastern investor (“Sabeera”) for up to $200 million, from which the Company is entitled to draw down from time to time at its sole discretion, in exchange for Convertible Notes. The Convertible Notes will mature 180 days after issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and are convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. See Note 15, Related Party Transactions, for details on the Sabeera facilities.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet its short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet its long-term liquidity needs and achieve its intended long-term business objectives.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, the financial statements do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements have been derived from and should be read in conjunction with the Company’s audited annual consolidated financial statements as of and for the years ended December 31, 2022 and 2021 that are included elsewhere in this registration statement on page F-53 (the “Annual Financial Statements”). The interim results for the nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods reported.

Principles of Consolidation

The condensed consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities such as VIEs, through arrangements that do not involve holding a majority of the voting interests.

The Company consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company considers the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers whether the rights granted to the other investors under the contractual arrangements are more protective in nature, rather than substantive participating rights. The Company evaluates its relationships with any consolidated VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All intercompany transactions and account balances have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the condensed consolidated financial statements relate to and include, but are not limited to, determining the fair value of equity consideration transferred, assets acquired and

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liabilities; the fair value of debt for which the fair value option has been elected, the fair value of warrant liabilities, internally developed software; impairment of goodwill and intangible assets with indefinite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 has disrupted the Company’s general business operations since March 2020 and the Company expects that such disruption will continue for an unknown period. As the Company continues to closely monitor the COVID-19 pandemic, its top priority remains protecting the health and safety of the Company’s employees. Safety guidelines and procedures, including social distancing and enhanced cleaning, have been developed for on-site employees and these policies are regularly monitored. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and will be recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the condensed consolidated financial statements.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include cash in banks and cash on hand. During a portion of 2022, the Company was required to maintain restricted cash deposits to back a letter of credit bond related to litigation. These funds were classified as restricted cash on the consolidated balance sheet and the consolidated statement of cash flows through the release date, and there was no restricted cash as of December 31, 2022 or September 30, 2023.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances in highly-rated financial institutions, and such balances at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. As of September 30, 2023, the Company had a single customer that comprised approximately 14.0% of consolidated accounts receivable, and as of December 31, 2022, there was no single customer that comprised more than 10% of consolidated accounts receivable. During the nine months ended September 30, 2023 and 2022, the Company

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

had a single customer which accounted for approximately 16.7% and 17.6% of consolidated revenue, respectively. The Company manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them.

Accounts Receivable and Allowance for Credit Risk

Our payment terms of accounts receivable vary by the types of services offered. For certain services and customers, the Company requires payment before services are delivered to the customer. Accounts receivable are recorded on the condensed consolidated balance sheet at the invoiced amount less any allowance for credit risk to reserve for potentially uncollectible receivables. Changes in the allowance for credit risk are recorded in general and administrative expense in the condensed consolidated statement of operations and comprehensive loss. To determine the amount of the allowance, the Company estimates all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts.

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to be insignificant. As of September 30, 2023 and December 31, 2022, the balance of the allowance for credit risk was $0.3 million and $0.1 million, respectively. Bad debt expense was $0.1 million and $0.3 million for the nine months ended September 30, 2023 and 2022, respectively.

Property and Equipment

Property and Equipment are included in Other assets and long-term receivables on the condensed consolidated balance sheets, and includes the following categories: computers, vehicles, leasehold improvements and furniture. The Company follows ASC 360, Property, Plant, and Equipment, for its property and equipment, which are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (principally 3 years).

Property and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses on property and equipment for any of the periods presented in the financial statements.

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the assets’ estimated useful lives. Refer to Note 13, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There have been no impairment charges recorded on intangible assets in any of the periods presented in the condensed consolidated financial statements.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a business combination. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the condensed consolidated financial statements.

Capitalized Software

The Company accounts for the cost of software that is developed or obtained for internal use pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software. The Company expenses software development costs, including costs to develop software products or the software components of products to be sold, leased, or marketed to external users, before the technological feasibility is reached. Software development costs also include costs to develop software to meet internal needs and cloud-based applications used to deliver its services. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. As of September 30, 2023 and December 31, 2022, the Company’s net capitalized software and development costs were $14.0 million and $14.9 million, respectively, which are included in intangible assets, net on the accompanying balance sheets.

Capitalized software development costs are stated at gross cost less accumulated amortization. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related product, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. There have been no impairment charges recorded on capitalized software development costs in any of the periods presented in the condensed consolidated financial statements.

Foreign currency translation

The Company applies ASC 830, Foreign Currency Matters, to translate the financial statements of foreign subsidiaries that are denominated in foreign currencies, using period-end rates of exchange for assets and liabilities, average rates of exchange for the period for revenues, costs, and expenses, and historical rates for equity. Translation adjustments are included in determining other comprehensive income or loss on the condensed consolidated statements of operations and comprehensive loss. Cumulative translation gains or losses are presented in Accumulated other comprehensive income on the condensed consolidated balance sheet and statement of unitholders’ equity.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Leases

The Company adopted lease accounting under ASC 842, Leases, in 2022, having previously accounted for leases under ASC 840. Under ASC 842, the Company, as a lessee, records a right-of-use asset and a corresponding lease liability for most lease arrangements on its condensed consolidated balance sheets. Leases with a term greater than one year are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s condensed consolidated balance sheets. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

The lease liability is initially measured at the present value of the future minimum lease payments over the lease term at the lease commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on secured borrowings for the same term as the underlying lease. The Company uses the incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU asset represents the right to use the leased asset for the lease term, and is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred, if any, less any lease incentives received. All ROU assets are reviewed for impairment.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (a) the lease transfers ownership of the asset by the end of the lease term, (b) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (c) the lease term is for a major part of the remaining useful life of the asset or (d) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

Lease payments included in the measurement of the lease liability sometimes comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense. An operating lease’s cost is recognized on a straight-line basis over the lease term.

Variable lease payments that depend on an index or variable rate may be included in certain leases and are included in the lease asset and lease liability. The variable lease payments that do not depend on an index or variable rate are expensed as incurred and not included in the lease assets and lease liabilities.

Some of the Company’s lease agreements contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected the practical expedient to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of lease assets and lease liabilities.

Operating lease right-of-use assets and current and long-term operating lease liabilities are presented on the condensed consolidated balance sheets.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy based on the observability of the inputs and distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein were based upon certain market assumptions and pertinent information available to management as of September 30, 2023 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company measures warrant liabilities, certain convertible notes, and contingent earn-out liabilities at fair value on a recurring basis. Refer to Note 11, Fair Value Measurements, for details.

Segments

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker. Triller has determined that it has a single reportable segment. The CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Since its inception, the Company has invested significant resources in building and assembling the Triller platform for creators, who are individuals and corporate brands, by growing the platform organically and through various business acquisitions.

While disaggregated revenue information is reviewed when evaluating businesses to be acquired, once the acquisitions occur, the CEO reviews and makes operating decisions about allocating Triller’s resources solely based on financial data presented on a consolidated basis. This is because today, individuals are brands as much as corporate entities. Creators use the Triller platform to connect with other creators and consumers to drive awareness, engagement and monetization for brands. Brands engage the power of influencers, who are individuals, brands, celebrities and/or personalities, to be the storytellers for the brands. The Triller platform supports all creators in this ecosystem.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the condensed consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. See Note 3, Business Combinations, for further details.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers, requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. The Company expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers which reduces revenues.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to talent and influencers for brand activations. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $6.1 million and $23.3 million for the nine months ended September 30, 2023 and 2022, respectively, excluding discontinued operations.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Sales Taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the condensed consolidated balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets only to the extent it believes that these assets are more likely than not to be realized. The Company sets up valuation allowances against its gross deferred tax assets to the extent such deferred tax assets may not be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is estimated that the Company is able to realize a benefit from deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes on the condensed consolidated statement of operations and comprehensive loss.

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 12, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions within the provision for income taxes in the condensed consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for LLC unit options and other LLC unit awards in accordance with ASC 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and Unit Options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For service-provider units (“SPUs”), the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

See Note 9, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period, in accordance with ASC 260-10, Earnings per Share. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit. Diluted earnings(loss) per unit is computed by dividing net earnings (loss) by the sum of the weighted average number of actual units outstanding and any incremental dilutive units.

See Note 6, Net Loss per Unit, for additional information on dilutive securities.

Prior Period Reclassifications and Restatement

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the current year presentation. As discussed in Note 1, Organization and Business Description and Note 17, Discontinued Operations, TFC Productions is reported as a discontinued operation in the condensed consolidated financial statements for all periods presented.

As a part of a reorganization and refocus of Triller’s business in 2022, it was determined that the Triller app would not be a revenue-generating business model. As a result, the Company determined that the following costs that had previously been reported in cost of revenue would now be reported as part of sales and marketing expenses and general and administrative expenses. Prior period amounts have been reclassified to conform with the current period presentation.

1.	Music licensing costs related to the general use of music on the Triller app is a brand building tool for the app.

2.	Internet hosting costs are administrative costs related to operating the Company as a whole and not a direct cost of revenue.

3.

Payments to talent and influencers as part of a featured event and as part of a revenue-producing advertising campaign represent cost of revenues. However, payments to talent and influencers that are not part of a revenue-generating activity represent a cost of marketing the Triller app and attracting users to the app.

4.	Business process outsourcing costs represent general operating costs of doing business and are not directly associated with cost of revenue.

Additionally, as part of the reorganization, the Company also reassessed its staffing costs, including its unit- based compensation expense, to correspond to the reorganized Triller operations. To improve the consistency and comparability of the financial statements, management has revised previously reported financial statement line items and related disclosures, to be consistent with the Company’s new operating model.

Revisions and Restatement

During the preparation of the condensed consolidated financial statements as of and for the nine months ended September 30, 2023, the Company made the following revisions to its financial statements as of and for the nine months ended September 30, 2022. In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99,

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

“Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company determined that the condensed consolidated financial statements as of and for the nine months ended September 30, 2022 was materially misstated and should be restated. In addition, the information disclosed in Note 6 — Net Loss per Unit, Note 10 — Debt, and Note 17, Discontinued Operations, have been restated and revised for these periods. The amounts and disclosures included in this report reflect these revisions:

a.

The Company determined that it incorrectly understated the fair value of contingent consideration as a part of purchase accounting for acquisitions in the amount of $2.8 million for the nine months ended September 30, 2022.

b.

The Company determined that it had incorrectly recorded interest expense for convertible notes accounted for at fair value, and as a result of the fair value election, eliminated the interest expense and recorded a fair value loss of $9.4 million to other income (expense), net for the nine months ended September 30, 2022.

c.

The Company determined that accrued expenses and other current liabilities, including for music licensing and for events relating to TFC Productions’ discontinued operation, as well as for other accruals for certain general and administrative expenses, were understated by a cumulative amount of $1.5 million as of September 30, 2022, respectively.

d.	The Company determined that interest expense related to multiple promissory notes was understated by $8.5 million for the nine months ended September 30, 2022, recorded in other income (expense), net.

e.	The Company determined that the amortization expense for intangible assets acquired through several acquisitions was overstated by $0.4 million for the nine months ended September 30, 2022.

f.	The Company determined that the income tax benefit was overstated by $3.7 million due to the revisions described above for the nine months ended September 30, 2022.

g.	The Company determined that $1.8 million of other income (expense), net was misclassified as revenue for the nine months ended September 30, 2022.

h.

The Company determined that the weighted average shares previously reported for the nine months ended September 30, 2022, were overstated as a result of not eliminating the Class A, B and C Common Units converted to preferred units from the calculation.

The following tables present the financial statement line items of the condensed consolidated statements of operations and comprehensive loss, and condensed consolidated statements of cash flows that were affected by the reclassifications and revisions of previously reported financial statements, detailing amounts previously reported, the impact upon those line items due to reclassifications and revision, and amounts as currently revised within the financial statements.

	Nine Months Ended September 30, 2022
Consolidated Statements of Operations and Comprehensive Loss (in thousands)	As Previously Reported	Discontinued Operations Reclassifications	Reorganization Reclassifications	As Revised	Restatement Adjustments		As Revised
Revenues	$36,868	—	$—	$36,868	$(1,860	)(g)	$35,008
Operating costs and expenses
Cost of revenues	39,756	124	(9,140)	30,740	—		30,740
Research and development	6,096	—	3,896	9,992	—		9,992
Selling and marketing	25,314	100	377	25,791	941		26,732
General and administrative	38,471	—	44,665	83,136	512	(c)	83,648
Contingent consideration	—	—	—	—	2,841	(a)	2,841

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

	Nine Months Ended September 30, 2022
Consolidated Statements of Operations and Comprehensive Loss (in thousands)	As Previously Reported	Discontinued Operations Reclassifications	Reorganization Reclassifications	As Revised	Restatement Adjustments		As Revised
Depreciation and amortization	19,139	—	—	19,139	(441	)(e)	18,698
Total operating expenses	128,776	224	39,798	168,798	3,853		172,651

Total operating loss	(91,908)	(224)	(39,798)	(131,930)	(5,713)		(137,643)
Other income (expense), net	(5,142)	—	37,798	34,656	(16,067	)(b)(d)(g)	18,589

Net loss from continuing operations before income taxes	(97,050)	(224)	—	(97,274)	(21,780)		(119,054)
Income tax benefit	6,237	—	—	6,237	(3,677	)(f)	2,560

Net loss from continuing operations	(90,813)	(224)	—	(91,037)	(25,457)		(116,494)
Net (loss) income from discontinued operations, net of income taxes	(31,876)	224	—	(31,652)	—		(31,652)

Net loss	$(122,689)	—	—	$(122,689)	$(25,457)		$(148,146)

Net loss from continuing operations attributable to Common Unitholders
Net loss from continuing operations attributable to Common Unitholders
Basic and diluted	$(0.36)	$0.00	$—	$(0.38)	$(0.29)		$(0.67)

Net loss from discontinued operations attributable to Common Unitholders

Basic and diluted	$(0.13)	$(0.00)	$—	$(0.13)	$(.02)		$(0.15)

Weighted-average common units used in computation of net loss per unit:
Basic and diluted	242,407	242,407	242,407	242,407	(28,923	)(h)	213,484

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

	Nine Months Ended September 30, 2022
Consolidated Statements of Cash Flows (in thousands)	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments	As Revised
Cash flows from operating activities
Net loss	(122,689)	—	(122,689)	(25,457)	(148,146)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,139	—	19,139	(441)	18,698
Bad debt expense	12,500	(12,500)	—	—	—
Stock-based compensation	20,700	—	20,700	(439)	20,261
Non-cash interest expense	1,176	—	1,176	1,194	2,370
Deferred income taxes	(4,009)	—	(4,009)	3,448	(561)
Change in fair value of earn-out liabilities	—	—	—	1,841	1,841
Change in fair value of long-term debt	—	—	—	9,778	9,778
Other non cash adjustments	65	—	65	(57)	8
Changes in assets and liabilities:
Accounts receivable	(8,419)	7,500	(919)	2,477	1,558
Other current assets	2,089	(361)	1,728	(1,233)	495
Other assets	(11,847)	5,000	(6,847)	6,582	(265)
Accounts payable and accrued expenses	33,724	2,202	35,926	(11,924)	24,002
Other current liabilities	—	—	—	22,992	22,992
Other liabilities	1,915	—	1,915	(3,886)	(1,971)

Net cash used in operating activities	(95,454)	1,841	(93,613)	4,875	(88,738)

Cash flows from investing activities
Purchase of property and equipment	(46)	—	(46)	(73)	(119)
Capitalization of internally developed software	(3,397)	—	(3,397)	222	(3,175)
Purchase of businesses, net of cash acquired	(7,751)	—	(7,751)	3,000	(4,751)

Net cash used in investing activities	(11,194)	—	(11,194)	3,149	(8,045)

Cash flows from financing activities
Proceeds from convertible debt	57,334	—	57,334	(12,669)	44,665
Proceeds from promissory notes payable	—	—	—	11,330	11,330
Equity issuance costs	(300)	—	(300)	(68)	(368)
Cash paid for earn-out liabilities	—	—	—	(2,000)	(2,000)
Exercise of options and warrants	814	—	814	(749)	65
Repayment of long-term debt due to related parties (promissory notes)	(368)	—	(368)	(3,910)	(4,278)

Net cash provided by financing activities	57,480	—	57,480	(8,066)	49,414

Cash flow from discontinued operations	15,181	(1,841)	13,340	—	13,340

Net change in cash, cash equivalents, and restricted cash	(33,987)	—	(33,987)	(42)	(34,029)

Foreign exchange impact	(81)	—	(81)	1	(80)

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in previous GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company is required to estimate all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The Company adopted Topic 326 effective January 1, 2023. There was no significant impact on the Company’s financial position or results of operations as a result of the adoption.

Recently Issued Accounting Pronouncements

The Company does not expect that the adoption of any recently issued accounting pronouncements will have a significant impact on the Company’s consolidated results of operations, financial position or cash flow.

NOTE 3 – BUSINESS COMBINATIONS

There were no business combinations during the nine months ended September 30, 2023.

NOTE 4 – REVENUE

Revenue Recognition Policies

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue The Company derives its revenues from revenue-share and service fees generated (a) from Brands for brand sponsorships and advertising, (b) from media Brands for broadcasting or streaming of live events and c) from consumers for live event ticket sales, digital pay-per-view sales, subscriptions and merchandise.

Brand Sponsorships and Advertising

Brand revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

Advertising Revenue: The Company’s Technology Platform provides Brands a variety of advertising services including AI-powered conversations and the augmentation and execution of advertising campaigns. Campaign contracts generally run over a period of time and revenue is recognized over the life of the contract.

Subscription fees: The Company’s Technology Platform provides streaming services that acquires content licensing from various sport and entertainment franchises to provide a content rich environment for both subscription based and pay-per-view consumption both across a variety of platforms including mobile phones, tablets, PCs, streaming devices, set-top-boxes and connected TVs. Revenue from streaming subscriptions is recognized ratably over the life of a subscription.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

The Company’s Technology platform provides brand AI-powered advertising campaigns as well as branded AI-powered virtual assistants and chatbots to subscriber companies. The Revenue from the use of our technology platform consists of initial setup fees and monthly platform access fees, which are both recognized ratably over the term of the customer contract.

Event Pay-per-view Fees: The Company’s Technology Platform, via its streaming service provides pay-per-view services for premium content and events. . Revenue from streaming pay-per-view events is recognized at the time the event airs.

Campaign fees: As part of advertising campaign services, the Company provides campaign set-up services that are integral to the advertising campaign. Campaign fees are recognized over the life of the advertising campaign.

Transaction fees As part of advertising campaign services, the Company may receive pay per click transaction fees and pay per message fees for certain campaigns. Transaction fees are recognized in the month that consumers receive or interact with the advertised content.

Sponsorship fees: Brand sponsorship revenue is generated from advertisements, either displayed on a device-specific application, browser or as part of an event. Brand sponsorship revenue is generally recognized as advertisements are viewed, if on a device-specific application or browser or when events occur with participation of the sponsor. Revenue from brand sponsorship agreements for which consideration is variable based on number of impressions delivered over the contract term is recognized when the performance obligation is satisfied when the advertisement is displayed. Revenue from brand sponsorship agreements for which consideration is a fixed fee is recognized either on the date of the event when the advertisement is displayed, or allocated evenly to each event in a series of events over the applicable contractual service period as the advertisements are displayed, which is typically over a period of less than one year.

SaaS fees: The Company’s Technology Platform provides data, analytics and other marketing services to brands and advertising agencies with access to a database of profiled Brands and Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Our SaaS platform provides our customers a detailed dashboard to measure all creator driven marketing campaigns as well as a marketplace allowing e-commerce brands to automate the process of on-boarding creators with per-transaction incentives for enabling e-commerce transactions. Revenue from SaaS platform subscriptions is recognized ratably over the life of a subscription.

Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for subscription and pay-per-view programming, the Company evaluates whether the Company is the principal or agent in the arrangement. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. The Company has revenue-share arrangements where the Company is the principal, such as serving as the provider of content for subscription and pay-per-view programming. Revenue from continuing operations from revenue-share arrangements was $12.0 million and $14.3 million for the nine months ended September 30, 2023 and 2022, respectively. Costs associated with revenue-share arrangements are recognized as part of cost of revenue. For the nine months ended September 30, 2023 and 2022, cost of revenue paid to third parties amounted to $5.9 million and $5.9 million, respectively. The Company was the principal for all subscription and pay-per-view arrangements during the nine months ended September 30, 2023; no revenue was recognized on a net basis for those periods.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Live Event Ticket Sales and Streaming “Consumer Revenue”

The Company’s live event revenues consist principally of (a) licensing fees from media rights to broadcast or stream the events, and (b) in-venue, pay-per-view, subscriptions ticket sales and merchandise sales. For event-related media licensing contracts, the transaction price is either fixed for an event or a series of events, or variable based on the achievement of certain metrics, such as number of viewers. Revenue from media licensing contracts may be for a single-event or for a series of events. Revenue from media licensing contracts for a series of events is allocated evenly over the number of events as those events provide substantially similar benefits to the customer. Media licensing revenue is recognized when the event has concluded as the performance obligation is satisfied, and variable revenue is determinable. Revenue from live event in-venue ticket sales is recognized on the date the event is completed when the performance obligation is satisfied, and variable revenue is determinable. Variable consideration for pay-per-view ticket sales are estimated and recognized when the event is aired based on initial estimates of pay-per-view ticket sales received from the third-party distributors, which are updated each reporting period based on the latest information available. Revenue from merchandise sales is recognized when the merchandise is sold at an event or based on the terms of the contract for merchandise licensing.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the condensed consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the nine months ended September 30, 2023 and 2022 were immaterial.

Disaggregation of Revenue

As discussed in Note 2 – Segments, the Triller platform supports all creators in the social media ecosystem. Economic factors impact all creators and users of the Triller platform, and by extension the Company’s revenue streams, in a similar manner.

In the following table, revenue is disaggregated by primary geographical market (in thousands):

	Nine Month Ended September 30,
Country/Region	2023	2022
United States	23,881	26,541
United Kingdom	3,981	3,430
Canada	1,371	1,041
Australia	1,080	1,412
Germany	572	395
Rest of Europe	1,489	1,068
Rest of Americas	508	385
Rest of Asia Pacific	657	666
Others	47	70

	33,586	35,008

In the following table, revenue is disaggregated by Brand and Consumer Revenue (in thousands):

	Total	Brand	Consumer
Revenues:
Nine Months Ended September 30, 2023	$33,586	$23,043	$10,543
Nine Months Ended September 30, 2022(1)	$35,008	$29,507	$5,501

(1)	2022 revenue does not include discontinued operations as described in Note 1.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Contract Balances

The following table provides information about contract assets and contract liabilities from Brand Sponsorships and Advertising, and Live Event Ticket Sales and Streaming contracts with customers (in thousands):

	September 30, 2023	December 31, 2022
Receivables, included in accounts receivable	$3,913	$2,922
Contract liabilities, included in other current liabilities	$3,343	$3,163

Receivables relate to brand sponsorship and advertising, and live event media licensing and ticket sales contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $1.0 million for the nine months ended September 30, 2023.

The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivable is presented net of an allowance for doubtful accounts of $0.3 million and $0.2 million at September 30, 2023 and 2022, respectively. Accounts receivable are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible. The additional reserves and write-offs during the nine months ended September 30, 2023 and 2022 were immaterial to the financial statements.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the brand sponsorship and advertising and live event media licensing and ticket sales contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Brand Sponsorship and Advertising contracts are considered satisfied when each advertisement is shown. Brand Sponsorship and Advertising contracts tend to span 1 to 3 months from the time the Company enters into the contract with the customer to the time that the events take place and performance obligations are satisfied. Performance obligations related to the Live Event Ticket Sales and Streaming contracts are considered satisfied when each live event takes place. Live Event Ticket Sales and Streaming contracts tend to span 1 to 12 months from the time the Company enters into the contract with the customer to the time the events take place and performance obligations are satisfied. Accordingly, all contract liabilities and associated contract costs are classified as current liabilities and assets. As of September 30, 2023, the Company estimates that all of its contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities increased by $0.2 million during the nine months ended September 30, 2023 due to payments received from customers prior to the satisfaction of performance obligations, offset by revenue recognized for events held and advertisements shown during the year.

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the nine months ended September 30, 2023 and 2022, respectively.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

NOTE 5 – MEMBERS’ EQUITY

Member’s equity

Classes of Units/Units Authorized

During the period of these financial statements, the Company was a limited liability company (See Note 1). The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company had seven classes of units. Six are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, Series A-1 Preferred Units and Series AA-1 Preferred Units. The seventh is a class of profit interests designated as Service Provider Units (“SPUs”). On August 17, 2022, the Company had converted its former Class A common units to either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders) and began to issue preferred units.

The Company is authorized to issue 48,470,485 Series A-1 Preferred Units (subject to automatic increase with respect to antidilution adjustments and/or issuance of additional A-1 units as a result of warrants or convertible debt). The Company is authorized to issue an unlimited number of Series AA-1 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, and SPUs.

Voting Rights

Pursuant to the Company’s Operating Agreement, each Series A-1 and Class A Common Unit is entitled to one vote, each Class C-2 Common Unit has 10 votes and the Series AA-1 Preferred Units, Class B Common Units and Class C-1 Common Units are non-voting. The Operating Agreement also provides for certain special protective rights for the Series A-1 unit holders, such that certain corporate actions, as specified in the LLC Agreement, are prohibited without the affirmative vote or written consent of a majority-in-interest of the Series A-1 Preferred unit holders. The Board of Directors of the Company is comprised of seven directors.

General Distributions

Distributions will only be made in such amounts and at such times as determined by the Board of Directors in its sole and absolute discretion. Distributions, if declared by the Board, will be made (i) solely to the holders of Series A-1 Preferred Units until such time as their preferred unreturned capital value has been reduced to zero; and (ii) after the payment of all distributions required by clause (i), to all unit holders other than the holders of Series AA-1 Units, pro rata in accordance with their percentage interests; provided, however that each SPU structured as a profits interest will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).

Unless otherwise stated in a service agreement and/or any applicable SPU grant award, all SPUs are initially designated as unvested units. Unvested units (unless and until forfeited) are considered outstanding for all purposes, except that any distributions that otherwise would be made to unvested units are held back and not distributed to the service provider unless and until such unvested units become vested.

Distributions upon Liquidation or Deemed Liquidation

In the event of any voluntary or involuntary liquidation of the Company or Deemed Liquidation Event (defined below), the holders of Preferred Units are entitled to receive, prior to any payment to the holders of common units or SPUs, and in the following order of priority, the following amounts: (i) first, ratably to the holders of Series A-1 Preferred Units,

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

an amount per unit equal to their preferred unreturned capital value; (ii) second, to the extent there remain any amounts available after the payments required by clause (i), ratably to the holders of Series AA-1 Preferred Units, an amount equal to the greater of (x) their preferred unreturned capital value and (y) such amount per unit as would have been payable had all Series AA-1 Preferred Units been common units at the time of such liquidation or Deemed Liquidation Event. Then, any remaining cash or property will be distributed among the holders of Series A-1 Preferred Units, common units, and SPU’s pro rata in accordance with their aggregate holdings, treated as a single class of units, except that (i) each SPU, as a profits interest, will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).“Deemed Liquidation Events” as defined in the LLC Agreement include (i) mergers or consolidations in which the units outstanding prior to such merger or consolidation do not continue to represent at least a majority of the voting power of the equity securities of the surviving or resulting entity, or (ii) the sale or other disposition of all or substantially all the Company’s assets.

A “Deemed Liquidation” redemption feature in an equity security could cause a forced redemption of units by the Company due to a factor that is outside of the Company’s control, thus resulting in the equity being classified in temporary or mezzanine equity. However, the Company’s “Deemed Liquidation” distribution clause falls into an exception from temporary equity classification because there would be a distribution to all of the Company’s classes of unitholders and each class of unitholders would receive the same form of consideration in the event of a “Deemed Liquidation”.

Other Potential Equity Securities

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, “Warrants”). Refer to Note 7, Warrants, for further details on the Company’s Warrants. The Company has also issued convertible promissory notes payable that are convertible into equity units. Refer to Note 10, Debt, for further details on the Company’s convertible promissory notes payable.

In 2021, the Company authorized the creation of its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 117,531,510 Class B Common Units for future issuance upon the issuance and settlement of equity awards and the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company.

In January 2022, a shareholder elected to redeem approximately 0.9 million units of the redeemable Class B Common Units for $7.3 million in cash due from the Company. The redemption of the Triller units has not been affected as of September 30, 2023 and the units remain outstanding. Since the redeemed units were not paid as of September 30, 2023, $7.3 million is reflected on the condensed consolidated financial statements within other current liabilities.

Future Unit Issuances

Antidilution

Certain of the Company’s agreements for business acquisitions and subscription agreements for the sale of common units include antidilution clauses that require the Company to issue additional LLC Units in certain circumstances, including in the event the Company issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. The counterparties to these agreements are existing unitholders. The economic impact of these antidilution clauses is analogous to that of antidilution

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

adjustments to the conversion price of convertible instruments. Through September 30, 2023, certain financing transactions were executed that may give effect to the antidilution clauses in several contracts. However, to date, the Company has not issued any additional units pending further evaluation of whether all requisite criteria were met, discussions with the counterparties to the contracts, and approval by the Board of Directors. The number of additional LLC units that may be issued under these clauses is not yet known at this time.

During the nine months ended September 30, 2023, the Company issued an aggregate of 2,616,268 Class B common units in satisfaction of its obligations under purchase agreements pertaining to the Company’s acquisitions of its Julius and BKFC subsidiaries.

NOTE 6 – NET LOSS PER UNIT

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A, Class B, Class C-1 and Class C-2 Common Units share equally in net losses. The Company considered the Class A Common Units, Class B Common Units, Class C-1 and Class C-2 as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s losses, when and if they occur.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	(in thousands, except per unit amounts) Nine Months Ended September 30, 2023
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(21,661)	$(70,925)	$(13,112)	$(25,654)	$(131,352)
Weighted average units outstanding, basic and diluted	36,069	118,102	21,833	42,719	218,722

Net loss from continuing operations per unit basic and diluted	$(0.60)	$(0.60)	$(0.60)	$(0.60)	$(0.60)

	(in thousands, except per unit amounts) Nine Months Ended September 30, 2022 (As restated)
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(78,814)	$(56,259)	$(2,548)	$(5,142)	$(142,764)
Weighted average units outstanding, basic and diluted	117,856	84,128	3,811	7,690	213,484

Net loss from continuing operations per unit basic and diluted	$(0.67)	$(0.67)	$(0.67)	$(0.67)	$(0.67)

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

For the nine months ended September 30, 2023 and 2022, the Class B weighted average units outstanding includes 13,821,504 and 9,946,052 units, respectively, of warrants due to their low exercise price (less than $0.10).

A reconciliation of the numerator of the loss per common unit is as follows:

	(in thousands) Nine Months Ended September 30,
	2023	2022
Numerator
Net loss from continuing operations	$(134,242)	$(116,494)
Net loss attributable to non-controlling interest from continuing operations	(2,890)	(4,362)

Net loss attributable to Triller shareholders	(131,352)	(112,132)
Adjustments to numerator:
Deemed distributions to unitholders	—	—
Gain from change in fair value of warrants and long-term debt(1)	—	(30,632)

Total adjustments to numerator	—	(30,632)

Adjusted net loss from continuing operations attributable to common unitholders	$(131,352)	$(142,764)

(1)

For the nine months ended September 30, 2023, the loss on the change in fair value of warrants and long-term debt of $53.3 million was not included as an adjustment to the numerator in the loss per unit calculation because the effect would be anti-dilutive.

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would be anti-dilutive. Triller excluded the following potential common units from the calculation of diluted net loss per unit attributable to common unitholders for the nine months ended September 30, 2023 and 2022:

	(in thousands) Nine Months Ended September 30,
	2023	2022
Options	12,119	11,324
Warrants	126,856	130,311
Convertible Notes (if-converted)	12,365	5,259

Total	151,340	146,894

The Company entered into equity restructuring agreements with its shareholders during the the third quarter of 2022 to convert approximately 41 million units of Class A, B and C Common Units to Series A-1 and AA-1 preferred units, which resulted in a reduction in weighted average common units outstanding of 28.9 million units for the nine months ended September 30, 2022.

Refer to the face of the condensed consolidated statements of operations and comprehensive loss for basic and diluted net loss per unit for discontinued operations.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

NOTE 7 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Change in fair value of warrants and long-term debt on the condensed consolidated statements of operations and comprehensive loss.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 9, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 11, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. At September 30, 2023 and December 31, 2022, a total of 10,618,304 and 12,067,646, respectively, of Class A Common Warrants were issued and outstanding, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of September 30, 2023. Of the total Class A Common Warrants that are outstanding as of September 30, 2023 and December 31, 2022, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability-classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense), net on the condensed consolidated statements of operations and comprehensive loss. As of September 30, 2023 and December 31, 2022, the remaining 6,430,000 and 7,879,342 Class A Common Warrants, respectively, are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity-classified warrants.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

A summary of both equity and liability-classified Class A Common Warrants for the nine months ended September 30, 2023 was as follows:

Class A Common Warrants
Outstanding at December 31, 2022	12,067,646
Issued	—
Forfeited	(1,449,342)

Outstanding at September 30, 2023	10,618,304

Class B Common Warrants

Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 122,550,953 and 121,374,574 Class B Common Warrants are issued and outstanding as of September 30, 2023 and December 31, 2022, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance.

Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of September 30, 2023, 2,438,726 Class B Warrants have been exercised in exchange for proceeds of approximately $2.07 million. Of the total Class B Common Warrants that are outstanding at September 30, 2023 and December 31, 2022, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability-classified warrants were issued during 2020. The liability- classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense) on the condensed consolidated statements of operations and comprehensive loss. The remaining 116,665,594 Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity-classified warrants.

A summary of both equity and liability-classified Class B Common Warrants for the nine months ended September 30, 2023 was as follows:

Class B Common Warrants
Outstanding at December 31, 2022	121,374,574
Granted	2,294,708
Exercised	(461,829)
Forfeited	(990,000)

Outstanding at September 30, 2023	122,217,453

Series A-1 Preferred Warrants

Series A-1 Preferred Warrants were issued on August 18, 2022 in connection with the issuance of a Senior Convertible Promissory Note. Refer to Note 10, Debt, for further information on the Series A-1 Preferred Warrants.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

BKFC Warrants

In April and May 2023, the Company’s subsidiary, Bare Knuckle Fighting Championships, Inc. (“BKFC”), issued warrants to purchase 215,000 shares of common stock of BKFC as equity-based compensation to various service providers. Each warrant is exercisable in whole or in part at the election of the holder at an exercise price per share of $5.233 and expires on the fifth (5th) anniversary of its issuance date. Warrants to purchase BKFC shares have also been issued in connection with certain financing transactions. See Note 10, Debt, for further details related to these warrants for BKFC shares.

NOTE 8 – OPERATING LEASES AND RIGHT OF USE (ROU) ASSETS

There have been no significant changes to the operating leases and right of use assets from that reported in the Annual Financial Statements included elsewhere in this registration statement.

NOTE 9 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Members’ Equity, and Note 7, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units.

The Company has issued SPUs to brand ambassadors, social media influencers, various musicians and other parties who have provided services such as live performances to the Company and its affiliates. See Note 5, Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a first-year cliff. Exercise prices range from $5.63 to $11.37 per Class B Common Unit. As of September 30, 2023, there were 12,134,059 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the nine months ended September 30, 2023:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the nine months ended September 30, 2023 was as follows:

SPU’s
Outstanding at December 31, 2022	13,721,466

Unvested at December 31, 2022	1,167,176

Vested and expected to vest at December 31, 2022	12,554,290

Granted	—
Vested	147,328
Forfeited	—
Expired	—
Outstanding at September 30, 2023	13,721,446

Unvested at September 30, 2023	1,019,848

Vested and expected to vest at September 30, 2023	12,701,598

Class A Common Warrants

The following table summarizes activity of equity-classified Class A Common Warrants for the nine months ended September 30, 2023:

Class A Common Warrants
Outstanding at December 31, 2022	7,879,342

Granted	—
Exercised	—
Forfeited	(1,449,342)

Expired	—
Outstanding at September 30, 2023	6,430,000

Class B Common Warrants

The following table summarizes activity of equity-classified Class B Common Warrants for the nine months ended September 30, 2023:

Class B Common Warrants
Outstanding at December 31, 2022	115,489,315
Granted	2,628,208
Exercised	(461,829)
Forfeited	—
Expired	(990,000)

Outstanding at September 30, 2023	116,665,694

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Unit Options (“Options”)

The following table summarizes Option activity for the nine months ended September 30, 2023:

Common Options
Outstanding at December 31, 2022	12,206,539

Granted	1,006,940
Exercised	—
Forfeited	—
Expired	(1,094,420)

Outstanding at September 30, 2023	12,119,059

Restricted Performance Units

For restricted Common B Units, as of September 30, 2023, the Company had unrecognized employee unit-based compensation expense of approximately $56.4 million, which is expected to be recognized over the 180-day period after achieving an initial public listing of securities.

Compensation Expense

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model. The weighted average amounts used during the nine months ended September 30, 2023 for the following assumptions were as follows:

Expected volatility	85%
Expected term (years)	5.00
Expected dividend yield	0%
Risk-free interest rate	3.99%
Grant date fair value per unit	$7.04

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model The weighted average amounts used during the nine months ended September 30, 2023 for the following assumptions were as follow:

Expected volatility	75%
Expected term (years)	6.98
Expected dividend yield	0%
Risk-free interest rate	3.86%
Grant date fair value per unit	$5.0065

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Total unit-based compensation cost was as follows (in thousands):

	Nine Months Ended September 30,
	2023	2022
General and administrative	$4,029	$8,352
Selling and marketing	905	2,857
Research and development	830	1,615
Cost of revenues	783	258
Discontinued operations	—	7,231

Total unit-based compensation expense	$6,547	$20,313

NOTE 10 – DEBT

Debt is summarized as follows (in thousands):

	Outstanding principal September 30, 2023	Carrying Value September 30, 2023	Carrying Value December 31, 2022
Promissory notes(1)
Aryana Note(2)	$4,000	$4,287	4,107
BASM Note(2)	2,500	854	742
Various related party notes(2)	3,277	3,410	1,562
Non-related party notes(4)	1,523	1,523	8,261

	11,300	10,074	14,672

Convertible notes
Verzuz(2) (3)	37,000	41,576	37,128
BC Ticketing(3)	9,857	12,598	11,917
BRCR(3)(4)	8,465	10,769	—
BKFC ((3)	4,200	6,010	—
Various related party notes (2)(3)	19,703	24,250	2,797
Non-related party notes(3)	650	829	—

	79,875	96,032	51,842

Senior convertible notes
TFI Note (2)(3)	25,000	45,471	36,973
TFI December Note (2)(3)	10,000	17,690	2,431

	35,000	63,161	39,404

Other debt	2,383	2,383	2,516

Total Debt	128,558	171,650	108,434
Less: Current portion of long-term debt	87,929	125,493	(80,020)

Long-term Debt	$40,629	$46,157	$28,414

(1)	Excluding PIK interest
(2)	Related-party note payable
(3)	Measured under fair value option
(4)	BRCR Note became convertible during 2023

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1.6 million (the “PPP loan”), under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP loan provided for an interest rate of 1.00% per year and matured two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 which was enacted on June 5, 2020. The PPP Loan was subject to forgiveness to the extent proceeds of the loan were used for eligible expenditures. The PPP loan was permitted to be used for payroll costs, certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020. Under the terms of the CARES Act and the PPP Flexibility Act, the Company applied for forgiveness of the loan in July 2021. However, the Company has not yet received notification by the SBA that the debt is officially forgiven. Thus, the PPP loan is included in current portion of long-term debt on the condensed consolidated balance sheets.

Convertible Promissory Notes and Exchange for Preferred Units

On August 17, 2022, the entire principal balance and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory Notes in the aggregate principal amount of $29.7 million (the “Exchanged Notes”), as described below, were exchanged for 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 15, Related Party Transactions).

Beginning in November 2021, the Exchanged Notes had been issued as subordinated convertible promissory notes to certain investors. The aggregate principal amount outstanding under the Exchanged Notes was $29.7 million (of which $20.7 million was due to related parties, refer to Note 15, Related Party Transactions) as of the conversion date. Interest on the Exchanged Notes accrued at a rate of 7.5% per annum and was payable in Class B Common Units (“PIK Interest”), with the fair market value of such units determined by the Company’s Board of Directors and added to the outstanding principal amount of each note on each anniversary of the date of issuance. The Company was permitted to prepay the notes at par together with all accrued but unpaid interest at any time in cash.

The Exchanged Notes were convertible into Class B common units under various circumstances as defined in the original note agreements. The exchange for preferred units was not a condition of the Notes’ original terms, but the exchange was agreed upon by the Company and the note holders on August 17, 2022 in connection with the adoption of an Amended and Restated LLC Agreement of the Company. The difference between the carrying value of the Exchanged Notes and the value of the preferred units was recorded in equity.

2022 Senior Convertible Note – Original Note

On August 18, 2022, a Senior Convertible Note with a principal amount of $25.0 million (“TFI Note”) was issued to Total Formation Inc. (“TFI”), which is a related party, in exchange for proceeds of $25.0 million. The TFI Note bears 15% annual interest and is payable on demand by TFI at any time on or after August 18, 2023 (“Maturity Date”). On August 18, 2023, the Company entered into Amendment No. 1 to the TFI Note, which extended the maturity date of the note to November 1, 2023. The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount, together with all accrued but unpaid interest, payable immediately.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

The TFI Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000) (a “Subsequent Offering”). The Noteholder shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of this TFI Note then outstanding, together with all accrued interest on the portion of this TFI Note so prepaid.

In the event the Company consummates a sale of the Company prior to the Maturity Date, the Company shall repay the noteholder, in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full.

At any time while the TFI Note remains outstanding, at the option of TFI, all or any portion of the principal amount and interest may be converted into Series A-1 Preferred Units (the “Preferred Units”). The number of Preferred Units that the note will convert into is based upon the conversion price equal to, at the time of conversion, the lesser of (1) $8.3579, (2) the per-share or per-unit offer price to the public in connection with an underwritten initial public offering (“IPO”) of shares multiplied by 0.80, or if the Company (or its successor) completes a direct listing of its securities (together with an IPO, the “IPO Transactions”) on a national securities exchange or marketplace, the average of the closing trading per-share or per unit price of such securities during the first 5 days of trading multiplied by 0.80, or (3) the per-unit price of any financing transaction in which Preferred Units are sold multiplied by 0.80 (the “Conversion Price”) and shall be determined by dividing the amount of then-outstanding principal that TFI desires to be converted, together with all accrued but unpaid interest on such amount, by the Conversion Price, and rounding the result to the nearest whole Preferred Unit. If the Company has consummated a restructuring wherein its Preferred Units have been converted into Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), at the option of TFI, the TFI Note may be converted into shares of Series A-1 Preferred Stock. The Preferred Units or shares of Series A-1 Preferred Stock (the “Conversion Securities”). The Conversion Price will be equitably adjusted in the event of any dividends or distributions, splits, reverse splits, mergers, reorganizations, or other similar actions and recapitalizations taken with respect the Conversion Securities.

In the event the Company at any time or from time to time after the date of the TFI Note, issues or becomes obligated to issue Class B Common Units to TFI and/or any of its affiliates, then and in each such event the Conversion Securities shall be deemed to include an additional number of Class B Common Units that TFI would have received if this Note have been converted into Series A-1 Preferred Units on the date of such issuance. Minimal debt issuance costs were incurred related to the TFI Note.

The TFI Note was valued at a fair value of $34.2 million as of its issuance date of August 18, 2022 and $45.5 million as of September 30, 2023. As of September 30, 2023, the TFI Note is recorded at $45.5 million and included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $7.8 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the TFI Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $3.3 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 598,236 units or execute a

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

net settlement for the incremental units if the fair value of a Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

On August 18, 2022, the Company also entered into a Share Conversion Agreement with TFI pursuant to which all Class A Common Units and Class B Common Units previously held by TFI were converted into 34,163,117 Series A-1 Preferred Units. This unit conversion transaction had an incremental fair value of $164.9 million and was accounted for as a deemed distribution to the Series A-1 Preferred unitholder. TFI was the sole holder of Series A-1 Preferred Units as of the transaction date of August 18, 2022.

Also, as part of the Share Conversion Agreement, the Company agreed that all Common Warrants to purchase Class B Common Units previously held by TFI were exchanged for a Preferred Warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. This warrant conversion transaction had an incremental fair value of $45.0 million and was also accounted for as a deemed distribution to the Series A-1 Preferred unitholder.

2022 Senior Convertible Note – December Note

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to TFI (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023. On August 18, 2023, the Company entered into Amendment No. 1 to the TFI December Note, which extended the maturity date of the note to November 1, 2023. As additional amounts are advanced by TFI to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by TFI to the Company. The TFI December Note was measured at its fair value on issuance date of December 31, 2022 at $2.4 million. As of September 30, 2023, the full amount of the Bridge Loan Advances had been received by the Company.

The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount of the TFI December Note, together with all accrued but unpaid interest, payable immediately. The TFI December Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000.00) (a “Subsequent Offering”). TFI shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of the TFI December Note then outstanding, together with all accrued interest on the portion of the note so prepaid. In the event the Company consummates a sale of the Company prior to August 18, 2023, the Company shall repay TFI in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI December Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full. Minimal debt issuance costs were incurred related to this TFI December Note.

The TFI December Note has the same conversion feature as the TFI Note.

As of September 30, 2023, the TFI December Note is recorded at $17.7 million and included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine months

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

ended September 30, 2023 was $7.7 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $2.0 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 239,295 units or execute a net settlement for the incremental units if the fair value of the Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post- closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties.

The Verzuz Notes bear interest at 3% per annum. Interest is payable in cash or by issuing additional units upon conversion of the notes, or upon repayment of the notes (at the Company’s option if no event of default has occurred). The Verzuz Notes may be prepaid in whole or in part at any time without penalty or premium. With respect to $27.0 million principal amount of the notes, the Company is required to make installment repayments of principal and accrued interest following the closing of each equity financing transaction for capital raising purposes, as defined in the note agreement (“Subsequent Financing”) that the Company consummates, in the amount of 12.5% each of the net proceeds received by the Company in such Subsequent Financing (total of 25% of the net proceeds received). A minimum installment under this clause of $9.0 million is due and payable within twelve months of December 31, 2022, pursuant to a Settlement Agreement with the Verzuz members.

The Verzuz Notes and accrued interest are convertible into Class B Common Units at the holders’ option at any time. The conversion price per unit is the greater of 85% of the then-current fair market value of each unit, or a price floor. The price floor is the price per unit which correlates with a $2.0 billion valuation of the Company. The Verzuz Notes will automatically convert into Class B Common Units in the event of a change of control (as defined) at a conversion price equal to the greater of 85% of the unit value determined by the change of control event or the price floor, which is the price per unit which correlates with a $2.0 billion valuation of the Company.

If the Company fails to pay any principal or interest amount on a timely basis or there is an event of voluntary or involuntary insolvency or bankruptcy, an event of default will have occurred, and the holders of the Verzuz Notes may declare the notes immediately due and payable.

As of September 30, 2023, the Verzuz Notes are recorded at fair value of $41.6 million and are included in short term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $4.4 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

On August 18, 2023, the Company received a demand from Verzuz in which Verzuz asserts that an event of default has occurred, and that Verzuz Notes are accordingly immediately due and payable. The Company disputes that an event of default has occurred such that the holders of the Verzuz Notes are entitled to exercise their acceleration right.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

BRCR Notes

During 2022, the Company entered into several promissory notes with unaffiliated party in the aggregate amount of $7.5 million (together, the “BRCR Promissory Note”). Under the terms of the BRCR Promissory Note, the note contained a 20% finance charge and bore simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week and were payable upon demand by the holder at any time after the twenty (20)-day anniversary of their respective issuance dates.

On January 24, 2023, the BRCR Promissory Note was extinguished by the issuance of several unsecured convertible promissory notes with an aggregate principal balance of $8.5 million (the “BRCR Convertible Note”) issued to BRCR Consulting, Inc. (“BRCR”) under the Amendment and Consolidation of Loans Agreement dated January 24, 2023 (the “Consolidated Loan Agreement”). The extinguishment of the promissory note on January 24, 2023 in exchange for the convertible notes and warrants was at the carrying value of the existing BRCR Promissory Note, resulting in no gain or loss on extinguishment or fair value adjustment.

The BRCR Convertible Note bears interest at 7.5% per annum and is payable on demand at any time after the date of issue. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount of this note, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to this note.

As of September 30, 2023, the BRCR Convertible Note is recorded at fair value of $10.8 million and is included in current debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $2.3 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the BRCR Convertible Note, the Company issued 1,193,869 Class B Common Unit warrants at an exercise price per unit of $0.01 to the underlying note holders as partial consideration for their investment. These warrants have not yet been exercised.

Unsecured Convertible Promissory Note

On January 31, 2023, the Company issued an Unsecured Convertible Promissory Note (“Note”) for up to $20.0 million with a maturity date at the request of the holder on or after the 180-day anniversary of the date of issuance. The Note bears simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the Note is paid in full or converted. At any time while this Note remains outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest, into Class B common units of the Company. The Note automatically converts into class B common units of the Company in the event of a subsequent equity financing, direct listing or change of control. The Note is subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note. As of September 30, 2023, $12.8 million has been received by the Company.

These notes are recorded at a fair value of $15.6 million as of September 30, 2023 and are included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

months ended September 30, 2023 was $2.8 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

BKFC Convertible Notes

During April and May 2023, BKFC entered into several convertible notes with unaffiliated parties in the aggregate amount of $5.1 million (together, the “BKFC Notes”). The BKFC Notes bear interest at 12% per annum and mature in August 2023. BKFC may prepay any amount owed under the notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under the notes when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the noteholder having the option, by written notice to the company, to declare the entire principal amount, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to these notes.

During the nine months ended September 30, 2023, partial cash payment of $0.1 million was made, and $0.8 million of the BKFC Notes were converted into 152,868 shares of BKFC common stock using a conversion price of $5.23, leaving a principal amount of $4.2 million outstanding under the BKFC Notes as of September 30, 2023. These notes are recorded at a fair value of $6 million as of September 30, 2023 and are included in Current portion of long- term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $1.8 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the BKFC Notes, BKFC issued 555,500 BKFC Warrants at an exercise price per unit of $5.23 and 141,000 Company Class B Common Unit Warrants at an exercise price of $0.01 to the underlying note holders as partial consideration for their investment.

Various Related Party Convertible Notes

During the fourth quarter of 2022, various unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.7 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. These notes are recorded at a fair value of $3.4 million as of September 30, 2023 and are included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $0.6 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

During the second quarter of 2023, various unsecured subordinated convertible notes with an aggregate principal amount of $2.2 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.0 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. These notes are recorded at a fair value of $2.7 million as of September 30, 2023 and are included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $0.5 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

During the third quarter of 2023, various unsecured subordinated convertible notes with an aggregate principal amount of $2.1 million were issued to various noteholders who are related parties. These related party notes had a fair value totaling $2.6 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. These notes are recorded at a fair value of $2.6 million as of September 30, 2023 and are included in Current portion of long-term debt on the condensed consolidated balance sheet. The change in fair value during the nine months ended September 30, 2023 was $0.4 million and was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the notes and as partial consideration for the noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 77,573 Class B Common Units at an exercise price per unit of $0.01 to three of the noteholders. The Common Warrants had an aggregate value on issuance date of $0.6 million. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

BC Ticketing Settlement and Convertible Note

The Company and BC Ticketing, LLC (“BCT”) previously entered into an arrangement that resulted in a dispute regarding the services provided by BCT pursuant to the prior arrangement and the payments and amounts owed by the Company in respect thereof (the “Dispute”). On March 31, 2023, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement.

As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of $0.01 per unit.

This BC Ticketing Note bears 7.5% annual interest and matures on September 30,2023. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

premium. In the event that the Company fails to pay any amount when due, or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and BCT will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to this note.

The BC Ticketing Note and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at BCT’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. The BC Ticketing Note will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, the BC Ticketing Note will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing). Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the BC Ticketing Note and as partial consideration for BCT’s investment, the Company issued to BCT a Class B Warrant to purchase 1,390,207 Class B Common Units at an exercise price per unit of $0.01. BCT may choose to purchase Class B Common Units at a fixed exercise price of $0.01 per unit or at a specified net settlement formula to the extent that the fair value of a Class B Unit exceeds the $0.01 exercise price.

As of September 30, 2023, the BC Ticketing note is recorded at $12.6 million and included in Current portion of long- term debt on the condensed consolidated balance sheets. The change in fair value during the nine months ended September 30, 2023 was $0.7 million and was recognized in Change in fair value of warrants and long- term debt within Other income (expense) in the accompanying condensed consolidated statement of operations and comprehensive loss.

Promissory Notes

Prior to October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $3.9 million to various related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. Repayments totaling $2.4 million were made on these related party promissory notes during 2022. The aggregate carrying value of these related party notes, including accrued interest, as of September 30, 2023 was $1.3 million.

On October 21, 2022, a promissory note with a principal amount of $4.0 million was issued to the Aryana Health Care Foundation, which is a related party (“Aryana Note”). The Aryana Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issuance. The carrying value of the Aryana Note, net of debt discount, as of September 30, 2023 was $4.3 million.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

On December 5, 2022, an unsecured subordinated promissory note with a principal amount of $2.5 million was issued to BASM, which is a related party (“BASM Note”). The BASM Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issue. Concurrently with the issuance of the note and as partial consideration for noteholder’s investment, the Company issued Common Warrants to purchase an aggregate of 1,410,436 Class B Common Units at an exercise price per unit of $0.01. The Common Warrant Holder can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price. Upon issuance, the proceeds of the note received by the Company of $2.5 million was allocated between the value of the BASM Note and the warrants issued concurrently on the basis of each instrument’s fair value. The value allocated to the Common Warrants on issuance date was $2.0 million and the value allocated to the BASM Note was $0.5 million. As of September 30, 2023 and December 31, 2022, the carrying value of the BASM Note, net of debt discount, was $0.9 million and $0.7 million, respectively.

During the second and third quarters of 2023, the Company’s subsidiary, BKFC, entered into several promissory notes with unaffiliated parties in the aggregate principal amount of $1.7 million. These BKFC notes bear interest at 20% per annum and mature in December 2023. BKFC may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. The carrying value of these notes as of September 30, 2023 was $1.5 million.

On August 4, 2023, the Company entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note carries an annual rate of interest of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”) and David Feldman, Sr (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh (‘RK”) pursuant to which RK has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, the Company issued warrants to purchase 75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of common stock of Triller at an exercise price of $0.01 per share. As of September 30, 2023, the carrying value of the Manole Note was $2.1 million.

Five-year maturities

As of September 30, 2023, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in thousands):

2023	$73,993
2024	13,937
2025	37,000
2026	—
2027	2,080
Thereafter	1,548

Total	$128,558

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Interest expense was $2.8 million and $11.8 million on the condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2023 and 2022, respectively.

NOTE 11 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents – The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

•	Accounts payable and accrued expenses—The carrying amount reported on the condensed consolidated balance sheets approximates fair value.

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•	Contingent earn-out liabilities – Fair value is estimated using a probability-weighted analysis, the time until each of the earn-out payments are paid out, and an appropriate discount rate.

•	Convertible Notes payable carried under the fair value option – Fair value is estimated using a Scenario Based Analysis simulation of the present value of each instrument’s cash flows.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets as of September 30, 2023 and December 31, 2022 that are measured at fair value on a recurring basis during the period (in thousands):

	September 30, 2023
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$80,877	$—	$—	$80,877
Convertible and other Notes payable for which the fair value measurement option has been elected	159,193	—	—	159,193
Contingent earn-out liabilities	9,733	—	—	9,733

Total liabilities	$249,803	$—	$—	$249,803

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$57,032	$—	$—	$57,032
Convertible Notes payable for which the fair value option has been elected	91,247	—	—	91,247
Contingent earn-out liabilities	16,991	—	—	16,991

Total liabilities	$165,270	$—	$—	$165,270

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are valued using Level 1 inputs while warrant liabilities, convertible notes payable for which the fair value option has been elected, and earnout liabilities are valued using Level 3 inputs. As discussed in Note 7, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815. For the nine months ended September 30, 2023, the Company recorded a loss on the change in fair value of warrant liabilities of $23.8 million. For the nine months ended September 30, 2022, the Company recorded a gain on the change in fair value of warrant liabilities of $30.6 million. These amounts are included in Change in fair value of warrants and long-term debt in the accompanying condensed consolidated statements of operations and comprehensive loss.

The following table presents changes in Level 3 liabilities measured at fair value for the nine months ended September 30, 2023 (in thousands):

	Warrant liability	Notes payable	Contingent earn-out liability
Balance as of December 31, 2022	$57,032	$91,247	$16,991
Additions(1)	—	39,557	—
Settlement	—	(900)	(18,622)
Fair value measurement adjustments	23,845	29,289	11,364

Balance as of September 30, 2023	$80,877	$159,193	$9,733

(1)	Refer to Note 10 - Debt

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). For the nine months ended September 30, 2023 and 2022, the total change in fair value of the Company’s contingent earn-out liability was $11.4 million and $2.8 million, respectively, which is reported as Contingent consideration in the accompanying condensed consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework. The resulting amounts are then discounted to present value.

As of September 30, 2023, there were several contingent earn-out liabilities that had been valued using the respective expected payment terms ranging from 0.5 to 2.0 years, discount rate of 16%, and the fair value per Class B Common Unit of Triller was estimated to be $7.04. As of December 31, 2022, there were several

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contingent earn-out liabilities that were valued using the respective expected payment terms ranging from 0.64 to 1.2 years, discount rates ranging from 10.0% to 13.6%, and the fair value per Class B Common Unit of Triller was estimated to be $7.09.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in General and administrative expense in the accompanying condensed consolidated statements of operations and comprehensive loss.

As of September 30, 2023 and December 31, 2022, the total $9.7 million and $17.0 million of contingent earn-out respectively, is included in Earn-out liability, current in the accompanying condensed consolidated balance sheets.

Beginning in 2022, certain of the Company’s senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within Change in fair value of warrants and long-term debt within Other income (expense) in the condensed consolidated statements of operations and comprehensive loss. The Company classifies its senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

The estimated fair value of the senior convertible notes and the convertible promissory notes as of September 30, 2023 and December 31, 2022 was computed using a Scenario Based Analysis simulation of the present value of its cash flows using the assumptions shown below. A net loss from fair value movements of $29.3 million for the nine months ended September 30, 2023 and a net loss of $9.8 million for the nine months ended September 30, 2022 are included in Change in fair value of warrants and long-term debt in the condensed consolidated statements of operations and comprehensive loss.

The significant inputs in the valuation models (for the scenario with a 95% probability) as of September 30, 2023 are as follows:

Inputs	Senior Convertible Notes	Convertible Promissory Notes
Valuation method	Scenario Based Analysis	Scenario Based Analysis
Original conversion price	$ 8.36	$8.01 -$10.01
Fair value of conversion units	$12.21	$5.23 -$10.00
Expected term (years)	0.25	0.25
Volatility	65%	65%
Discount rate	20%	20%
Risk free rate	5.55%	5.55%

NOTE 12 – INCOME TAXES

Income taxes are recorded in the Company’s interim financial statements based on the Company’s estimated annual effective income tax rate, subject to adjustments for discrete events, should they occur. For the nine

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months ended September 30, 2023 and 2022, the Company’s effective tax rate was 3.85% and 1.94%, respectively. The increase in the effective tax rate for the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022, was due to discrete items primarily pertaining to fair market value adjustments to warrant liabilities and change in valuation allowances and income subject to tax.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

On August 18, 2022, the Company acquired 76% equity interest in BKFC. During the nine months ended September 30, 2023, BKFC issued an additional 500,000 shares with a fair value of $5.23 per share to existing shareholders as a purchase price settlement, resulting in an additional $2.6 million in non-controlling interest equity and an increase to goodwill on the consolidated balance sheet as of September 30, 2023.

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	September 30, 2023
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$35,329	$55,859	3.10
Trademarks and trade names	23,000	3,946	19,054	8.31
Customer-related intangible	16,075	3,588	12,487	7.56
Content	19,700	4,715	14,985	7.32
Capitalized software	25,035	10,993	14,042	2.99
Other	694	—	694	n/a

Total	$175,692	$58,571	$117,121	4.93

	December 31, 2022
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$21,211	$69,977	3.33
Trademarks and trade names	23,000	2,215	20,785	8.77
Customer-related intangible	16,075	1,894	14,181	7.04
Content	19,700	3,237	16,463	8.72
Capitalized software	22,235	7,316	14,919	3.97
Other	603	—	603	4.83

Total	$172,801	$35,873	$136,929	5.67

Amortization expense relating to the Company’s intangible assets was approximately $19.0 million and $15.5 million for the nine months ended September 30, 2023 and 2022, respectively.

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The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2023	$7,570
2024	31,859
2025	26,854
2026	21,745
2027	8,651
Thereafter	20,442

Total amortization expense	$117,121

Management has reviewed its definite-lived intangible assets for impairment in accordance with ASC 360 as of September 30, 2023, and determined that there was no need for impairment.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contractual Commitments

The Company has non-cancelable contractual agreements related to music licensing and other obligations related to the use of copyrighted music.

The future minimum contractual commitments including commitments less than one year, as of September 30, 2023, for each of the next five years are as follows:

Minimum Commitment (in thousands)
2023	$586
2024	1,706
2025	—
2026	—
2027	—
Thereafter	—

Total commitments	$2,292

The Company has engaged a financial advisors to assist in the direct listing of its securities. Fees totaling $2.4 million are payable upon the successful completion of a public listing. Additionally, we will issue warrants to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants shall have an aggregate value at the time of issuance equal $1.0 million and, in our sole discretion, may issue warrants to purchase shares of our Series A common stock at an exercise price equal to the closing bid price of our Series A common stock on the date our Series A common stock commences trading on the NYSE, which such warrants have an aggregate value of $0.5 million, at the time of issuance.

Legal Matters and Other Contingencies

From time to time, the Company is party to various claims and legal proceedings incident to the operation of its business. For example, the Company is currently involved in proceedings brought by music companies relating to

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the payment of royalties for music used on its platform, employment and related matters, consumer class actions and suits alleging, among other things, violations of state consumer protection or privacy laws, and contractual disputes over representations and warranties and post-closing obligations associated with business acquisitions.

In addition, third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to intellectual property disputes, including patent infringement claims, and management expects that it will continue to be subject to intellectual property infringement claims as its services expand in scope and complexity. The Company is not presently involved in any patent infringement and other intellectual property-related lawsuits. The Company may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts, and the Company becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable. Management believes that additional lawsuits alleging that the Company has violated patent, copyright or trademark laws may be filed against it. Intellectual property claims, whether meritorious or not, are time consuming and often costly to resolve, could require expensive changes in the Company’s methods of doing business or the goods it sells, or could require the Company to enter into costly royalty or licensing agreements.

The Company is also subject to consumer claims or lawsuits relating to alleged violations of consumer protection or privacy rights and statutes, some of which could involve potentially substantial claims for damages, including statutory or punitive damages. Consumer and privacy-related claims or lawsuits, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, or require the Company to change its business practices, sometimes in expensive ways.

The Company is also subject to, or in the future may become subject to, a variety of regulatory inquiries, audits, and investigations across the jurisdictions where it conducts business, including, for example, inquiries related to consumer protection, employment matters and/or hiring practices, marketing practices, tax, unclaimed property and privacy rules and regulations. Any regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change its business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, materially damage its brand or reputation, or otherwise harm its business.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

The Company establishes an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Those accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. For certain of the matters described above, there are inherent and significant uncertainties based on, among other factors, the stage of the proceedings, developments in the applicable facts of law, or the lack of a specific damage claim.

The Company’s accrued liabilities for loss contingencies related to legal and regulatory matters may change in the future as a result of new developments, including, but not limited to, the occurrence of new legal matters, changes in the law or regulatory environment, adverse or favorable rulings, newly discovered facts relevant to the matter, or changes in the strategy for the matter. Regardless of the outcome, litigation and other regulatory matters can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

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Sony Music Entertainment

On August 29, 2022, Sony Music Entertainment, Sony Music Entertainment U.S. Latin LLC, Arista Records LLC, Records Label, LLC and Zomba Recording LLC, or collectively, the Plaintiffs, filed a complaint in the United States District Court for the Southern District of New York captioned Sony Music Entertainment, et al. v. Triller, Inc., Case No. 1:22-cv-07380-PKC. On September 22, 2022, Plaintiffs filed a First Amended Complaint or the Complaint, against the Company alleging claims for breach of contract, copyright infringement pursuant to 17 U.S.C. § 1401, contributory copyright infringement, and vicarious copyright infringement. On May 16, 2023, the court entered partial final judgment in favor of Plaintiffs on Plaintiffs’ breach of contract claim and ordered the Company to pay Plaintiffs $4.6 million. Thereafter, the Company and the Plaintiffs entered into a Confidential Settlement Agreement dated July 21, 2023 to resolve Plaintiffs’ remaining claims and provide for an agreed plan for payment of the judgment, pursuant to which the Company agreed to pay an additional sum of money to Plaintiffs and, upon receipt by Plaintiffs of certain payments under the Agreement, Plaintiffs agreed to release claims arising under the Content Distribution Agreement, effective September 1, 2016, between the parties and this action. Within fifteen days of a direct listing, the Company will be obligated to pay the Plaintiffs pursuant to the Confidential Settlement Agreement.

On July 21, 2023, the Company entered into a Confidential Settlement Agreement with Sony Music Entertainment, Inc. and its affiliates pursuant to which the parties agreed that the Company would satisfy a judgment the plaintiffs had obtained against the Company’s subsidiary Triller Platform Co. Upon receipt of a specified amount of payment under the agreement, Sony and its affiliates will release the Company and its affiliates from all claims arising out of the action and the underlying Content Distribution Agreement, effective September 1, 2016.

Music Licensing

The Company has outstanding contractual obligations to various record labels, music publishers and performing rights organizations (collectively, “Rightsholders”) who have licensed to the Company the right to use sound recordings and musical compositions in connection with the operation of the Triller app and other aspects of the Company’s business. As of September 30, 2023, the Company has recorded liabilities in the amount of $7.8 million for unpaid amounts owed under its music licenses. The Company is also involved in various legal proceedings and has received threats of litigation from Rightsholders. The Company believes it may be or become liable to Rightsholders for additional amounts such as interest, penalty fees, attorneys’ fees, copyright infringement damages and other amounts, but is currently unable to estimate the probability of loss associated with these actions or the range or reasonably possible losses, if any, or the impact such losses may have on the Company’s results of operations, financial condition or cash flows.

Fox Plaza Lease

On August 29th, 2023, Fox Plaza, LLC initiated an action against Proxima Media, LLC and Triller Platform Co. (erroneously sued as Triller, Inc.) in Los Angeles Superior Court alleging breach of lease against Proxima Media, LLC and breach of guaranty against Triller Platform Co. as a result of defendants’ alleged failure to pay rents owed under a commercial office lease. The plaintiff seeks damages in excess of $3.5 million, plus attorney’s fees, costs of suit, and additional damages to be proven at trial. The deadline to respond has not yet passed, but the Company intends to vigorously defend itself in this matter. The Company has accrued a liability for this loss contingency in the amount of $2.0 million. It is reasonably possible that the potential loss may exceed the Company’s accrued liability.

Former Employee Claim

On September 27, 2022, Thorsten Meier, a former employee of the Company, filed a complaint against the Company, Mahi de Silva and Paul Kahn in the Superior Court of California, County of Los Angeles alleging

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breach of employment contract and various claims under the California Labor Code arising out of the termination of the Plaintiff’s employment with the Company in July 2022. On December 5, 2022, the Company filed a motion to compel arbitration, and, on June 5, 2023, the court ruled in the Company’s favor. Plaintiff filed a demand for arbitration on June 6, 2023, seeking approximately $0.9 million in damages. The Company filed an answer on June 20, 2023. Discovery has not commenced. The Company intends to vigorously defend itself in this matter and believes it will ultimately prevail.

Music Licensing Dispute

On January 5, 2023, Universal Music Publishing, Inc. filed a complaint against Triller Platform Co. f/k/a Triller, Inc. in the Superior Court of California, County of Los Angeles alleging breach of contract seeking outstanding amounts owed under various licensing agreements. On February 28, 2023, Triller Platform Co. filed an answer in which it conceded liability under such agreements but contested the claimed damages. Discovery has commenced and is ongoing. On August 31, 2023, the plaintiff filed a motion for summary judgment seeking damages in the amount of $2.9 million, reflecting the sum of unpaid amounts under the agreements and interest at a rate of 10 percent per annum commencing on January 5, 2023. The hearing on the motion for summary judgment is currently set for November 21, 2023. The Company has accrued $1.5 million in liability to the plaintiff but cannot reasonably estimate the amount or range of any additional losses it may incur in connection with this matter.

Samsung Arbitration Award

On July 1, 2022, Samsung Electronics Co., Ltd. filed a request for arbitration with the secretariat of the International Chamber of Commerce alleging that Triller Platform Co. f/k/a Triller, Inc. had breached a commercial agreement between the two parties by failing to pay $1.8 million of the amounts owed under the contract. As a result of the arbitration, the arbitrator issued a final award on July 1, 2023, awarding $2.4 million in damages to the plaintiff, plus interest at a rate of 1% per month until repaid. The company has included these liabilities in its accounts payable and legal contingencies.

As of September 30, 2023 and December 31, 2022, the Company has accrued $13.0 million and $11.4 million, respectively, for ongoing litigation related matters.

NOTE 15 – RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller Platform Co. f/k/a Triller Inc. (“Platform Co.”) engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Platform Co.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. In 2021 and 2022, Mashtraxx was paid approximately $12.3 million and $4.2 million under the Services Agreement, respectively. As of September 30, 2023, the Company has a payable to Mashtraxx totaling $244,558 million on the condensed consolidated balance sheet. Philip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Platform Co. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2021 and 2022, Proxima was paid approximately $1.5 million and $0.4 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

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Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of the Company, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1.0 million to such trusts. The trustees of the trusts are relatives of one of the Company’s founders and former director Ryan Kavanaugh, who was one of the Company’s directors at the time of the transactions. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $0.3 million and warrants to purchase an aggregate of 119,647 Class B Common Units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Platform Co. Agreement

On April 20, 2020, Proxima and Platform Co. entered into an agreement pursuant to which Proxima agreed to secure on Platform Co.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Platform Co., Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Platform Co. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Platform Co. in connection with the event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima Transactions

On March 16, 2020, Platform Co. reimbursed Proxima approximately $0.3 million for legal and business expenses that Proxima had paid for in 2019 and 2020 related to the Platform Co. acquisition in October 2019.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $2.035 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 27, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of March 31, 2023. Acquisition was an affiliate of Bobby Sarnevesht and the Company’s former director Ryan Kavanaugh, who was a director at the time of the transaction. Acquisition was merged with and into the Company on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020, Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. Ryan Kavanaugh, the Company’s former director and the son of Jack Kavanaugh, was a director at the time of the transaction.

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Truverse Acquisition

On December 13, 2021, the Company entered into a Share and Unit Exchange Agreement with Truverse Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which the Company acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our Chief Executive Officer and one of our directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, Platform Co. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Platform Co. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Platform Co. paid GEX approximately $0.2 million in 2021, and less than $0.1 million in 2022. Sri Vanamali, a former director of the Company, was engaged to provide services as a consultant for the Company under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Ryan Kavanaugh under which Platform Co. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Platform Co’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022. In 2021, Ryan Kavanaugh was issued the warrants noted below:

In accordance with the employment agreement:

•

On January 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On December 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 22,874,778 of the Company’s Class B Common Units at an exercise price of $8.3579.

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In December 2021, the Company and Mr. Kavanaugh orally agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Kavanaugh orally agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Bobby Sarnevesht under which Platform Co. agreed to pay Mr. Sarnevesht a base salary of $1.0 million per year and a performance bonus determined annually by Platform Co.’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022. In 2021, Bobby Sarnevesht was issued the warrants noted below:

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued to each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued to each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On November 12, 2021 the Company issued to each of AS and BAS warrants to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On December 1, 2021, the Company issued to each of AS and BAS warrants to purchase 11,437,389 of the Company’s Class B Common Units at exercise prices of $8.3579.

In December 2021, the Company and Mr. Sarnevesht orally agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Sarnevesht orally agreed to reduce Mr. Sarnevesht’s salary on a going- forward basis to $1,000 per month.

Convertible Debt Financing

During the period beginning November 19, 2021, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to Falcon Triller Convertible Note Ltd. in the aggregate principal amount of $12.3 million (the “Falcon Notes”), BAS Living Trust in the aggregate principal amount of

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$4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (the notes issued to BAS Living Trust, AS Trust and BASM HoldCo LLC, collectively, the “AS/ BAS Convertible Notes”). Falcon Triller Convertible Note Ltd. is an affiliate of Falcon Triller SPIV Ltd., Falcon Triller SPIV II Ltd., Falcon Triller SPIV III Ltd., and Falcon Triller SPIV IV Ltd., which are the registered holders of the Company’s Class B common units. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the Falcon Notes and the AS/BAS Convertible Notes was converted into 2,365,060 Series AA-1 Preferred Units on August 17, 2022. See Note 10—Debt, for more information on the convertible notes.

2022 Senior Convertible Note Financings

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units previously held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035.

On March 31, 2023, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to Total Formation Inc. (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with its terms. As additional amounts are advanced by Total Formation Inc. to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of September 30, 2023, Bridge Loan Advances totaling $10.3 million had been made by Total Formation Inc. to the Company. Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72.

Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of the Company’s equity units. See Note 10—Debt, for more information on the TFI Note and the TFI December Note.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post- closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. See Note 10—Debt, for more information on the Verzuz Notes.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s Chief Executive Officer. Proxima Media LLC is a beneficial owner of more than 5% of the Company’s equity securities.

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee was payable no later than April 2023, and as part of discontinued operations, the Company’s receivable was written-off as of September 30, 2023. The expense is included in Net income (loss) from discontinued operations, net of income taxes on the condensed consolidated statement of operations and comprehensive loss. Through an affiliated entity, Ryan Kavanaugh, the Company’s former director who was a director at the time of the transaction, is the majority owner of and exercises control over Dog for Dog.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of September 30, 2023. BASM is an affiliate of Bobby Sarnevesht.

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of September 30, 2023. Bobby Sarnevesht, one of the Company’s founders, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, the Company issued a 6.0% unsecured promissory note in the initial aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of the Company’s founders, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation. See Note 10—Debt, for more information on the Aryana Note with a principal amount of $4.3 million outstanding as of September 30, 2023.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, the Company issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of the Company’s founders, Bobby Sarnevesht. See Note 10—Debt, for more information on the BASM Note.

Sabeera Subscription Agreements

On April 7, 2023, the Company entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving the Company (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which the Company is entitled to draw down from time to time, at its option and in its sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, the Company will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of its Class A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 2 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2023, to assess the need for potential recognition or disclosure in the condensed consolidated financial statements. Such events were evaluated through November 21, 2023, the date and time the condensed consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the condensed consolidated financial statements.

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Unsecured Convertible Promissory Note

The Company received additional advances totaling $3.5 million from Capital Truth Holdings, Ltd. pursuant to the unsecured convertible promissory note in the principal amount of up to $20.0 million. As of November 21, 2023, the Company has received a total of $16.8 million in advances under the note.

Commercial Note Agreements

On October 12, 2023, the Company entered into a new Commercial Note agreement (“October Commercial Note”) with a previous lender and borrowed an additional $0.7 million. The October Commercial Note modified and consolidated two existing July and August 2023 Commercial Notes into a new note agreement with a face value of $4.0 million. Unless prepaid earlier, the October Commercial Note is to be repaid in 18 equal weekly installments from the date of the agreement and carries $0.7 million in total interest expense provided all payments are made timely. The loan is guaranteed by Triller Hold Co LLC.

Allrem Note

On October 9, 2023, the Company executed a $2.5 million promissory note in favor of Allrem BK Investors, LLC (the “Allrem Note”). The Allrem Note carries an annual rate of interest of 20% and matures on December 28, 2023. Proceeds raised from the Allrem Note were used to satisfy existing financial obligations Triller had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Allrem Note is secured by 834,000 shares in BKFC held by Triller. In consideration of Allrem’s agreement to lend the principal amount of the note to Triller, (i) BKFC will issue to lender or its nominee a warrant which will be exercisable for 5 years to purchase 150,000 shares of Class A common stock of BKFC at an exercise price equal to $7.00 per share and (ii) Triller will issue to Allrem or its nominee a warrant to purchase 150,000 shares of Class A common stock of Triller at an exercise price equal to $0.01 per share.

BKFC Series A Financing

On November 17, 2023, BKFC closed on total investments of $8.1 million of Series A Convertible Preferred Shares (which includes $4.1 million in cash and a commitment to spend an aggregate of $4.0 million in marketing for the benefit of BKFC), which represents a purchase price per Series A Convertible Preferred Share of $7.00 per share. The purchasers also received a total of 288,357 warrants exercisable for shares of BKFC common stock at a price equal to $7.00 per share.

The Series A Convertible Preferred Stock contains certain customary protective provisions ordinarily provided to holders of preferred stock in similar transactions.

NOTE 17 – DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest TFC Productions. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, TFC Productions is reported as a discontinued operation in the condensed consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing involvement or continuing revenues and expenditures associated with the business. The assets and liabilities of the discontinued operation have been aggregated and reported on separate lines of the condensed consolidated balance sheets. As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the

Triller Hold Co LLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

component. Additional costs were incurred subsequent to June 30, 2022 to settle certain vendor contracts. Future costs will be incurred relating to TFC Productions as the Company continues to settle litigation and other matters relating to this discontinued business.

The operating results of TFC Productions, which is shown as discontinued operations on the Company’s consolidated financial statements, were as follows for the periods presented:

	For the Nine Months Ended September 30,
	2023	2022
Revenue	—	244
Operating costs and expenses
Cost of revenues	—	9,021
Research and development	—	13
Selling and marketing	—	1,337
Asset write-offs (recoveries)	(200)	5,519
General and administrative	—	16,006

Total operating expenses	(200)	31,896

Loss from discontinued operations	(200)	31,652
Income taxes	—	—

Loss (gain) from discontinued operations net of taxes	(200)	31,652

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of Triller Hold Co LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triller Hold Co LLC (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, unitholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Correction of an Error

As discussed in Note 2 to the financial statements, the Company has restated its 2021 financial statements to correct for certain errors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC

Deer Park, IL

August 2, 2023

We have served as the Company’s auditor since 2023.

PCAOB ID: 318

Triller Hold Co LLC

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(in thousands)

	December 31,
	2022	2021 (As restated)
Assets
Current assets:
Cash and cash equivalents	$3,754	$31,035
Restricted cash	—	5,521
Accounts receivable, net	2,922	4,095
Other current assets	707	1,678
Current assets of discontinued operations	—	7,727

Total current assets	7,383	50,056
Goodwill	231,495	189,580
Intangible assets, net	136,929	120,708
Other assets and long-term receivables	1,336	740
Operating lease right-of-use assets	4,444	—
Long-term assets of discontinued operations	—	5,000

Total Assets	381,587	366,084

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	55,377	19,531
Earn-out liability, current	16,991	21,367
Other current liabilities	29,939	7,246
Current portion of operating lease liabilities	1,943	—
Current portion of long-term debt	80,020	1,566
Current liabilities of discontinued operations	3,184	5,063

Total current liabilities	187,454	54,773
Long-term debt	28,414	10,059
Long-term operating lease liabilities	2,647	—
Deferred tax liability	14,636	15,117
Earn-out liability, long-term	—	38,199
Warrant liability	57,032	96,586
Other liabilities	6,255	1,047
Long-term liabilities of discontinued operations	—	126

Total liabilities	296,438	215,907
Commitments and contingencies (Note 16)
Redeemable Class B Common Units—$0.00 par value— 873 and 8,052 shares issued and outstanding; aggregate liquidation preference of $0 and $91,390 as of December 31, 2022 and 2021, respectively	—	91,390
Unitholders’ equity
Common Units—$0.00 par value; unlimited units authorized
Class A Common Units—36,068 and 134,350 units outstanding as of December 31, 2022 and 2021, respectively	6,078	78,722
Class B Common Units—73,988 and 65,612 units outstanding as of December 31, 2022 and 2021, respectively	957,028	819,975
Class C-1 Common Units—21,833 and none outstanding as of December 31, 2022 and 2021, respectively	6,158	—
Class C-2 Common Units—46,651 and none outstanding as of December 31, 2022 and 2021, respectively	13,158	—
Preferred Units —$0.00 par value; Unlimited units authorized
Series A-1 Preferred Units— 37,702 and none outstanding as of December 31, 2022 and 2021, respectively	253,274	—
Series AA-1 Preferred Units—3,369 and none outstanding as of December 31, 2022 and 2021, respectively	30,082	—
Additional paid-in capital	71,683	15,724
Accumulated other comprehensive income	271	231
Accumulated deficit	(1,257,455)	(855,865)

Total unitholders’ equity—Triller Hold Co LLC	80,277	58,787
Noncontrolling interest	4,872	—

Total unitholders’ equity	85,149	58,787

Total liabilities and unitholders’ equity	$381,587	$366,084

Triller Hold Co LLC

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022 and 2021

	Years Ended December 31,
	2022	2021 (As restated)
	(in thousands, except per share data)
Revenue	$47,681	$26,408
Operating expenses
Cost of revenue	41,241	34,912
Research and development	12,368	16,492
Sales and marketing	30,946	71,132
General and administrative	100,542	531,244
Contingent consideration	1,794	2,240
Depreciation and amortization	25,468	9,107

Total operating expenses	212,359	665,127

Loss from operations	(164,678)	(638,719)
Other income (expense)
Change in fair value of warrants and long-term debt	26,585	(65,227)
Interest expense	(25,417)	(44)
Other income (expense)	(194)	485

Other income (expense), net	974	(64,786)

Loss from continuing operations before income taxes	(163,704)	(703,505)
Income tax benefit	6,188	1,064

Net loss from continuing operations	(157,516)	(702,441)

Net loss from discontinued operations, net of income taxes	(38,078)	(71,114)

Net loss	$(195,594)	$(773,555)

Less: Net loss attributable to noncontrolling interests	(3,968)	—

Net loss attributable to Triller Hold Co LLC	$(191,626)	$(773,555)

Comprehensive income (loss)
Net loss	(195,594)	(773,555)
Other comprehensive income, net of taxes
Foreign currency translation adjustment	40	231

Other comprehensive income, net of taxes	40	231

Comprehensive loss	(195,554)	(773,324)
Less: Comprehensive loss attributable to noncontrolling interests	(3,968)	—

Comprehensive loss attributable to Triller Hold Co LLC	(191,586)	(773,324)

Net loss from continuing operations attributable to Common Unitholders:
Basic and diluted	$(1.90)	$(4.06)

Net loss from discontinued operations attributable to Common Unitholders:
Basic and diluted	$(0.19)	$(0.41)

Weighted-average common units used in computation of net income (loss) per Unitholders:
Basic and diluted	205,510	172,888

Triller Hold Co LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

	Years Ended December 31,
	2022	2021 (As restated)
	(In thousands)
Cash flows from operating activities
Net loss	$(195,594)	$(773,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,468	9,107
Stock-based compensation	5,665	496,136
Warrant expense	17,328	3,427
Non-cash interest expense	4,335	—
Deferred income taxes	(480)	(1,123)
Change in fair value of warrant liability	(39,553)	65,227
Change in fair value of earn-out liabilities	794	2,240
Change in fair value of long-term debt	11,811	—
Loss on extinguishment of debt	11,830	—
Other noncash adjustments	(817)
Changes in assets and liabilities:
Accounts receivable	2,232	(156)
Other current assets	1,146	1,447
Other assets	(305)	(20)
Accounts payable and accrued expenses	34,326	6,247
Operating lease assets and liabilities, net	145	—
Other current liabilities	19,245	(1,176)
Other liabilities	(927)	(724)

Net cash used in operating activities	(103,351)	(192,923)

Cash flows from investing activities
Purchase of property and equipment	(120)	(195)
Capitalization of internally developed software	(3,915)	(9,793)
Purchase of businesses, net of cash acquired	(8,015)	(33,627)

Net cash used in investing activities	(12,050)	(43,615)

Cash flows from financing activities
Net proceeds from issuance of Class A Common Units	—	50,000
Net proceeds from issuance of Class B Common Units	—	198,016
Proceeds from convertible debt	50,370	—
Proceeds from non-convertible debt	17,830	10,059
Equity issuance costs paid	(368)	—
Redemption of Common Units	—	(13,000)
Cash paid for earn-out liabilities	(2,000)	(10,000)
Exercise of options and warrants	1,042	8
Repayment of long-term debt due to related parties	(4,974)	—

Net cash provided by financing activities	61,900	235,083

Cash flows from operating activities of discontinued operations	20,658	18,415

Net change in cash, cash equivalents, and restricted cash	(32,843)	16,960
Foreign exchange effect on cash, cash equivalents and restricted cash	41	231
Cash, cash equivalents, and restricted cash at the beginning of the year	36,556	19,365

Cash, cash equivalents, and restricted cash at the end of the period	$3,754	$36,556

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$3,754	$31,035
Restricted cash	—	5,521

Total cash, cash equivalents, and restricted cash	$3,754	$36,556

	Years Ended December 31,
	2022	2021 (As restated)
	(In thousands)
Supplemental cash flow data
Cash paid for income taxes	$144	$—
Cash paid for interest	$3,428	$—

Supplemental disclosure of noncash investing and financing activities:
Short-term payable issued to settle acquisition earnout	$28,000	$—
Class B Units issued for debt cancellation	—	768
Entered into Convertible debt issued to settle short-term payable	37,000	—
Units issued to settle acquisition earnout	31,409	—
Convertible promissory note issued to settle operating liabilities	9,937	—
Convertible notes converted to Series AA-1 Preferred Units	30,082	—
Redeemable Class B Units converted to Class B Units	86,590	—
Conversion of Class A Units to C-1 and C-2 Units	22,644	—
Conversion from C-1 Units to Series A-1 Preferred Units	3,327	—
Conversion from Common A Units to Series A-1 Preferred Units	249,946	—
Conversion of Common B Warrants to Series A-1 Preferred Warrants	63,219	—
Redemption of Class B Units	7,298
Value ascribed to equity-classified warrants	11,261	—

Total noncash investing and financing activities	$580,713	$768

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity

For the years ended December 31, 2022 and 2021

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional Paid in Capital	Accumulated other comprehensive income	Accumulated Deficit (As restated)	Triller Hold Co LLC Member’ Equity (As restated)	Non- controlling interest	Total Unitholders’ Equity (As restated)
(In thousands)	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2020	—	—	116,350	28,694	34,843	87,351	—	—	—	—	—	—	—	—	159	—	(82,310)	33,894	—	33,894
Additional cash received for Class A Common Units	—	—	18,000	50,000	—	—	—	—	—	—	—	—	—	—	—	—	—	50,000	—	50,000
Issuance of Class B Common Units for cash, net of expenses	—	—	—	—	24,037	198,016	—	—	—	—	—	—	—	—	—	—	—	198,016	—	198,016
Issuance of Class B Common Units for acquisitions, net	8,052	91,390	—	—	8,226	56,732	—	—	—	—	—	—	—	—	6,897	—	—	63,629	—	63,629
Issuance of Class B Common Units in exchange for services	—	—	—	—	239	2,659	—	—	—	—	—	—	—	—	—	—	—	2,659	—	2,659
Issuance of Class B Common Units in exchange for debt cancellation	—	—	—	—	92	768	—	—	—	—	—	—	—	—	—	—	—	768	—	768
Redemption of Class B Common Units	—	—	—	—	(2,671)	(13,000)	—	—	—	—	—	—	—	—	—	—	—	(13,000)	—	(13,000)
Exercise of Class B Warrants	—	—	—	—	846	8	—	—	—	—	—	—	—	—	—	—	—	8	—	8
Unit-based compensation	—	—	—	28	—	487,441	—	—	—	—	—	—	—	—	8,668	—	—	496,137	—	496,137
Net loss (as restated)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(773,555)	(773,555)	—	(773,555)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231	—	231	—	231

Balance at December 31, 2021	8,052	$91,390	134,350	78,722	65,612	$819,975	—	$—	—	$—	—	$—	—	$—	$15,724	$231	$(855,865)	$58,787	$—	$58,787

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity (continued)

For the years ended December 31, 2022 and 2021

	Temporary Equity		Permanent Equity
	Redeemable Class B Common Units		Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Triller Hold Co LLC Members’ Equity	Non- controlling Interests	Total Unitholders’ Equity
(In thousands)	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Balance at December 31, 2021 (As restated)	8,052	$91,390	134,350	$78,722	65,612	$819,975	—	$—	—	$—	—	$—	—	$—	$15,724	$231	$(855,865)	$58,787	$—	$58,787
Issuance of Class B Common Units for acquisition earnouts	—	—	—	—	2,767	31,409	—	—	—	—	—	—	—	—	—	—	—	31,409	—	31,409
Issuance of Class B Common Units associated with acquisitions	—	—	—	—	4,446	31,532	—	—	—	—	—	—	—	—	—	—	—	31,532	—	31,532
Exercise of Class B Common Unit warrants and options	—	—	—	—	1,889	1,041	—	—	—	—	—	—	—	—	—	—	—	1,041	—	1,041
Equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(368)	—	—	(368)	—	(368)
Reclassification of Class B Common Units from temporary equity to permanent equity	(7,179)	(84,092)	—	—	7,179	84,092	—	—	—	—	—	—	—	—	—	—	—	84,092	—	84,092
Redemption of Class B Common Units	—	(7,298)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	—	—	—	—	22,993		—	—	—	—	—	—	—		—	—	22,993	—	22,993
Conversion of Class A Common Units to Class C-1 and Class C-2 in merger of Triller Acquisition LLC and Triller Hold Co LLC	—	—	(80,282)	(22,644)	—	—	33,630	9,486	46,651	13,158	—	—	—	—	—	—	—	—	—	—

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity (continued)

For the years ended December 31, 2022 and 2021

	Temporary Equity			Permanent Equity
	Redeemable Class B Common Units			Class A Common Units		Class B Common Units		Class C-1 Common Units		Class C-2 Common Units		Series A-1 Preferred Units		Series AA-1 Preferred Units		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total Triller Hold Co LLC Members’ Equity	Non- controlling Interests	Total
(In thousands)	Units	Amounts		Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
																				Unitholders’ Equity
Conversion of Class A Common Units to Series A-1 Preferred Units	—	$—		(18,000)	$(50,000)	—	$—	—	$—	—	$—	18,000	$173,673	—	$—	$—	$—	$(123,673)	$—	$—	$—
Conversion of convertible notes for Series AA-1 Preferred Units	—	—		—	—	—	—	—	—	—	—	—	—	3,369	30,082	552	—	—	30,634	—	30,634
Common B warrants issued with debt and other warrant transactions	—	—		—	—	—	986	—	—	—	—	—	—	—	—	10,757	—	—	11,743	—	11,743
Conversion of Class C-1 Common Units to Series A-1 Preferred Units	—	—		—	—	—	—	(11,797)	(3,328)	—	—	11,797	3,328	—	—	—	—	—	—	—	—
Conversion of Class B warrants to Series A-1 warrants	—	—		—	—	—	—	—	—	—	—	—	—	—	—	45,018	—	(45,018)	—	—	—
Conversion of Class B Common Units to Series A-1 Preferred Units	—	—		—	—	(7,905)	(35,000)	—	—	—	—	7,905	76,273	—	—	—	—	(41,273)	—	—	—
Noncontrolling interest related to acquisition	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,840	8,840
Net loss	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(191,626)	(191,626)	(3,968)	(195,594)
Other comprehensive income	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40	—	40

Balance at December 31, 2022	873	—	*	36,068	$6,078	73,988	$957,028	21,833	$6,158	46,651	$13,158	37,702	$253,274	3,369	$30,082	$71,683	$271	$(1,257,455)	$80,277	$4,872	$85,149

*	See Notes

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company”) was legally formed on October 8, 2019 and purchased a 100% stake in Triller Platform Co. (formerly known as Triller Inc.), which became a wholly owned subsidiary of the Company. Triller Platform Co. is viewed as the predecessor of the Company and its consolidated subsidiaries. The Company is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company.

Triller is a global, artificial intelligence, or AI, powered technology platform where creators such as influencers, artists, athletes, public figures, and consumer brands build direct relationships with their audiences to create awareness, drive content consumption, generate commerce and shape culture. Since the launch of the Triller app, a short-form video app similar to TikTok, we have raised more than $380 million in capital, established more than 500 million consumer accounts across our platform, dramatically expanded our portfolio of offerings through organic growth and strategic acquisitions, and have become a diversified technology platform for the creation, distribution, measurement and monetization of digital, live and virtual content. We also produce trendsetting music, sports, lifestyle, fashion and entertainment content that creates cultural moments, attracts users to our platform and drives social interaction that serves as a cultural wellspring across digital society.

In June 2022, the Company’s management announced its intentions to strategically divest its Triller Fight Club event production business (“TFC Productions”). As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented. The Company does not have or anticipate having any material production and operating costs associated with the business. The assets and liabilities of the discontinued operations have been aggregated and reported on separate lines of the consolidated balance sheets.

The Company currently has five classes of common equity. Four are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units and Class C-2 Common Units. The fifth is a class of profit interests designated as Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, each Class C-2 Common Unit has 10 votes, and the Class B Common Units and Class C-1 Common Units are non-voting. The Company also has issued two classes of preferred equity: Series A-1 Preferred Units and Series AA-1 Preferred Units. In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, the “Warrants”).

The founding members of Triller Hold Co LLC were Triller Acquisition LLC (controlling interest holders), Triller Legacy LLC, and Mashtraxx Limited. Triller Acquisition LLC was formed for the sole purpose of holding the ownership of 80,282 of the Company’s Class A Common Units held by its founders and their affiliates, which, at that time, represented controlling interest in Triller Hold Co LLC. Triller Acquisition LLC had no other assets, liabilities or operations. On August 17, 2022, the Company exchanged the 80,282 Class A Common Units held by Triller Acquisition LLC for either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders), and effectively dissolved Triller Acquisition LLC by merger into Triller Hold Co LLC. Triller Legacy LLC and Mashtraxx Limited continue to hold their original Class A Common Units. The founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

In connection with the 2022 Senior Convertible Debt Financing described in Note 10, Debt, concurrent with the issuance of a Convertible Note Purchase Agreement on August 18, 2022 with Total Formation Inc. (“TFI”), all

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class A common units, Class B common units, and Class C-1 common units held by TFI and Castle Lion Investments Limited were converted into Series A-1 preferred units; warrants to purchase Class B common units held by TFI were exchanged for a warrant to purchase Series A-1 preferred units; and convertible notes issued to certain of our affiliates were converted into Series AA-1 preferred units. While TFI is a preferred unitholder, the Company’s founders and their affiliates continue to hold controlling interest in the Company through their rights as owners of Class C-2 Common Units, as further described in Note 5, Member’s Equity.

Liquidity and Going Concern

The accompanying consolidated financial statements as of and for the year ended December 31, 2022 were prepared assuming the Company will continue as a going concern, which contemplates that the Company will continue in operation and will be able to realize its assets and settle its liabilities and commitments in the normal course of business for a period of at least one year from the issuance date of these financial statements. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that could result should the Company be unable to continue as a going concern.

The Company has incurred significant losses from operations and negative cash flows from operations every year since inception and expects to continue to incur losses. At December 31, 2022, the Company had cash and cash equivalents of $3.8 million, a working capital deficit of $180.1 million, and an accumulated deficit of $1,257.5 million. For the year ended December 31, 2022, the Company incurred a net loss of $195.6 million. The Company’s operations have been financed primarily through the sale of equity and debt securities.

Management expects to have sufficient working capital for continuing operations from its operations and through the raising of additional capital by issuing debt or equity securities. During the year ended December 31, 2022, the Company issued senior and subordinated convertible and nonconvertible promissory notes to investors for an aggregate amount of $66.2 million in cash. Refer to Note 10, Debt, for details. An additional $31.5 million in senior and subordinated convertible promissory notes were issued as of July 2023 and the Company expects also receive subscriptions for additional financing from Sabeera 1 and Sabeera 2 for up to $200 million. Refer to Note 18, Subsequent Events, of the consolidated financial statements included elsewhere in this prospectus for additional details. Additionally, the Company intends to finance its future development and its working capital needs largely from the sale of equity securities and with additional funding from other traditional financing sources.

In April 2023, the Company entered into two separate Subscription Agreements with a Middle Eastern investor (“Sabeera”) for up to $200 million, from which the Company is entitled to draw down from time to time at its sole discretion, in exchange for Convertible Notes. The Convertible Notes will mature 180 days after issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and are convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. See Note 18, Subsequent Events, April 2023 Convertible Debt Facilities, for details on the Sabeera facilities.

The long-term continuation of the Company’s business plan is dependent on its ability to secure sufficient financing to support its business, and its ability to generate revenues sufficient to offset expenses and meet its short-term obligations. Failure to generate sufficient revenue or secure additional financing though debt or equity financing could have a material adverse effect on the Company’s ability to meet its long-term liquidity needs and achieve its intended long-term business objectives.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts and operations of the Company, including all the subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any variable interest entity (“VIE”) of which it is considered to be a primary beneficiary. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve holding a majority of the voting interests.

The Company consolidates any VIE of which the Company is the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company has considered the provisions within the contractual arrangements that grants the Company power to manage and make decisions that affect the operation of its VIEs. The Company considers the rights granted to the other investors under the contractual arrangements to be more protective in nature rather than substantive participating rights. As such, the Company has determined that it is the primary beneficiary of its VIE and evaluates its relationships with its VIE on an ongoing basis to determine whether it continues to be the primary beneficiary. All intercompany transactions and account balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Significant estimates and assumptions reflected in the consolidated financial statements relate to and include, but are not limited to, determining the fair value of equity consideration transferred, assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the fair value of contingent earn-out liabilities; the fair value of debt for which the fair value option has been elected, the fair value of warrant liabilities, internally developed software; impairment of goodwill and intangible assets with definite lives and other long-lived assets; and income taxes.

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. COVID-19 has disrupted the Company’s general business operations since March 2020 and the Company expects that such disruption will continue for an unknown period. As the Company continues to closely monitor the COVID-19 pandemic, its top priority remains protecting the health and safety of the Company’s employees. Safety guidelines and procedures, including social distancing and enhanced cleaning, have been developed for on-site employees and these policies are regularly monitored. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

events occur and additional information is obtained, and will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact-of this action and related sanctions on the world economy are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include cash in banks and cash on hand.

As of December 31, 2021, the Company was required to maintain restricted cash deposits to back a letter of credit bond related to litigation. The Company does not expect the litigation to result in any loss as the probability of loss has been deemed remote. These funds were classified as restricted cash on the consolidated balance sheet as of December 31, 2021. There was no restricted cash as of December 31, 2022.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances in highly-rated financial institutions, and such balances at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. As of December 31, 2022, the Company had no customers that comprised over 10% of consolidated accounts receivable. As of December 31, 2021, the Company had two customers that each comprised over 10% of consolidated accounts receivable, and collectively, comprised approximately 23.6% of consolidated accounts receivable. During the years ended December 31, 2022 and 2021, the Company had a single customer which accounted for approximately 16% and 17% of consolidated revenue, respectively. The Company manages its exposure to credit risk by performing ongoing evaluation of its customers’ credit worthiness and the amount of credit extended to them.

Accounts Receivable and Allowance for Doubtful Accounts

Our payment terms of accounts receivable vary by the types of services offered. For certain services and customers we require payment before services are delivered to the customer. Accounts receivable are recorded on the consolidated balance sheet at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. Changes in the allowance are recorded in general and administrative expense in the consolidated statement of operations and comprehensive loss. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience, as well as current market conditions.

The Company’s accounts receivable balances are predominantly with a third-party aggregator, subject to normal credit risks which management believes to be insignificant. As of December 31, 2022 and 2021, the balance of

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

the allowance for doubtful accounts was $0.1 million and $0, respectively. Bad debt expense was $0.4 million, $0.1 million for the years ended December 31, 2022 and 2021, respectively.

Property and Equipment

Property and Equipment are included in Other assets on the consolidated balance sheets and long-term receivables, and includes the following categories: computers, vehicles, leasehold improvements and furniture. The Company follows ASC 360, Property, Plant, and Equipment, for its property and equipment, which are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (principally 3 years).

Property and equipment is reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. The Company did not recognize any impairment losses on property and equipment for any of the periods presented in the financial statements.

Intangible Assets

Intangible assets with definite lives are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 13, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There have been no impairment charges recorded on intangible assets in any of the periods presented in the consolidated financial statements.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. There have been no impairment charges recorded on goodwill in any of the periods presented in the consolidated financial statements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Capitalized Software

The Company accounts for the cost of software that is developed or obtained for internal use pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software. The Company expenses software development costs, including costs to develop software products or the software components of products to be sold leased or marketed to external users before the technological feasibility is reached. Software development costs also include costs to develop software to meet internal needs and cloud-based applications used to deliver its services. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. As of December 31, 2022 and 2021, the Company’s capitalized software were $14.9 million and $13.7 million, respectively, which are included in intangible assets, net on the accompanying balance sheets.

Capitalized software development costs are stated at gross cost less accumulated amortization. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related product, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. There have been no impairment charges recorded on capitalized software development costs in any of the periods presented in the consolidated financial statements.

Foreign currency translation

The Company applies ASC 830, Foreign Currency Matters, to translate the financial statements of foreign subsidiaries that are denominated in foreign currencies, using period-end rates of exchange for assets and liabilities, average rates of exchange for the period for revenues, costs, and expenses, and historical rates for equity. Translation adjustments are included in determining other comprehensive income or loss on the consolidated statement of operations and comprehensive loss. Cumulative translation gains or losses are presented in Accumulated other comprehensive income on the consolidated balance sheet and statement of unitholders’ equity.

Leases

As discussed below in Recently Adopted Accounting Standards, the Company adopted lease accounting under ASC 842, Leases, in 2022, having previously accounted for leases under ASC 840. Under ASC 842, the Company, as a lessee, records a right-of-use asset and a corresponding lease liability for most lease arrangements on its consolidated balance sheets. Leases with a term greater than one year are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

The lease liability is initially measured at the present value of the future minimum lease payments over the lease term at the lease commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate on secured borrowings for the same term as the underlying lease. The Company uses the incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The ROU asset represents the right to use the leased asset for the lease term, and is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus initial direct costs incurred, if any, less any lease incentives received. All ROU assets are reviewed for impairment.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (a) the lease transfers ownership of the asset by the end of the lease term, (b) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (c) the lease term is for a major part of the remaining useful life of the asset or (d) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any of these criteria.

Lease payments included in the measurement of the lease liability sometimes comprise the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease cost for finance leases consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense. An operating lease’s cost is recognized on a straight-line basis over the lease term.

Variable lease payments that depend on an index or variable rate may be included in certain leases and are included in the lease asset and lease liability. The variable lease payments that do not depend on an index or variable rate are expensed as incurred and not included in the lease assets and lease liabilities.

Some of the Company’s lease agreements contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected the practical expedient to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of lease assets and lease liabilities.

Operating lease right-of-use assets and current and long-term operating lease liabilities are presented on the consolidated balance sheets as of December 31, 2022.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy based on the observability of the inputs and distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein were based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company measures warrant liabilities, certain convertible notes, and contingent earn-out liabilities at fair value on a recurring basis. Refer to Note 11, Fair Value Measurements, for details.

Segments

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker. Triller has determined that it has a single reportable segment. The CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Since its inception, the Company has invested significant resources in building and assembling the Triller Platform for creators, who are individuals and corporate brands, by growing the platform organically and through various business acquisitions. While disaggregated revenue information is reviewed when evaluating businesses to be acquired, once the acquisitions occur, the CEO reviews and makes operating decisions about allocating Triller’s resources solely based on financial data presented on a consolidated basis. This is because today, individuals are brands as much as corporate entities. Creators use the Triller platform to connect with other creators and consumers to drive awareness, engagement and monetization for brands. Brands engage the power of influencers, who are individuals, brands, celebrities and/or personalities, to be the story-tellers for the brands. The Triller platform supports all creators in this ecosystem.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Certain information that is indeterminable at the time of the acquisition becomes subject to a subsequent measurement period, which is generally limited to one year. During the measurement period, which may be up to one year from the acquisition date, adjustments to the value of the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

See Note 3, Business Combinations, for further details.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

The Company recognizes revenues following the five-step model prescribed under ASC 606: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue from contracts with customers excludes any sales incentives and amounts collected on behalf of third parties. The Company expenses sales commissions when incurred when the amortization period (the period of the expected benefit) is one year or less. These costs are recorded within sales and marketing expenses. Certain customers receive cash-based incentives or credits, which are accounted for as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers which reduces revenues.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship, subscription fees and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to talent and influencers for brand activations. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $23.6 million and $73.1 million for the years ended December 31, 2022 and 2021, respectively, excluding discontinued operations.

Sales Taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the consolidated balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The Company recognizes deferred tax assets only to the extent it believes that these assets are more likely than not to be realized. The Company sets up valuation allowances against its gross deferred tax assets to the extent such deferred tax assets may not be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is estimated that the Company is able to realize a benefit from deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes on the consolidated statement of operations and comprehensive loss.

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 12, Income Taxes, for additional information.

The Company records interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for LLC unit options and other LLC unit awards in accordance with ASC 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and Unit Options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating the grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 9, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period, in accordance with ASC 260-10, Earnings per Share. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit. Dilutive EPS is computed by dividing net income (loss) by the sum of the weighted average number of common stock outstanding, and the dilutive shares.

See Note 6, Net Loss per Unit, for additional information on dilutive securities.

Prior Period Reclassifications and Restatement

Reclassifications

As discussed in Note 1, Organization and Business Description, and Note 19, Discontinued Operations, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

As a part of a reorganization and refocus of Triller’s business in 2022, it was determined that the Triller app would not be a revenue-generating business model. As a result, the Company determined that the following costs that had previously been reported in cost of revenue would now be reported as part of sales and marketing expenses and general and administrative expenses. Prior period amounts have been reclassified to conform with the current period presentation.

1.	Music licensing costs related to the general use of music on the Triller app is a brand building tool for the app.

2.	Internet hosting costs are administrative costs related to operating the Company as a whole and not a direct cost of revenue.

3.

Payments to talent and influencers as part of a featured event and as part of a revenue-producing advertising campaign represent cost of revenues. However, payments to talent and influencers that are not part of a revenue-generating activity represent a cost of marketing the Triller app and attracting users to the app.

4.	Business process outsourcing costs represent general operating costs of doing business and are not directly associated with cost of revenue.

Additionally, as part of the reorganization, the Company also reassessed its staffing costs, including its unit-based compensation expense, to correspond to the reorganized Triller operations. To improve the consistency and comparability of the financial statements, management has revised previously reported financial statement line items and related disclosures, to be consistent with the Company’s new operating model.

Revisions and Restatement

During the preparation of the consolidated financial statements as of and for the year ended December 31, 2022, the Company made the following revisions to its financial statements as of and for the years ended December 31, 2021. In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company determined that the consolidated financial statements as of and for the years ended December 31, 2021 was materially misstated and should be restated. In addition, the information disclosed in Note 6 – Net Loss per Unit, Note 10 – Debt, Note 15 – Other Current Liabilities, and Note 19, Discontinued Operations, have been restated and revised for these periods. The amounts and disclosures included in this report reflect these revisions:

a.

The Company determined that it incorrectly classified the change in fair value of contingent consideration as part of non-operating expenses instead of as part of income (loss) from operations in the amount of $2.2 million for the year ended December 31, 2021.

b.

The Company determined that while it had processed the application for the forgiveness of the loan received under the U.S. Small Business Administration (“SBA”) Paycheck Protection Program and recognized the loan forgiveness of $1.6 million during the year ended December 31, 2021, the Company has not yet received notification by the SBA that the debt is formally forgiven.

c.

The Company determined that accrued expenses and other current liabilities, including for music licensing and for events relating to TFC Productions’ discontinued operation, as well as for other accruals for certain general and administrative expenses, were understated by a cumulative amount of $4.6 million as of December 31, 2021, respectively.

d.	The Company determined that accrued interest expense related to a loan that was repaid was understated by $1.9 million as of December 31, 2021.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables present the financial statement line items of the consolidated balance sheets, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows that were affected by the reclassifications and revisions of previously reported financial statements, detailing amounts previously reported, the impact upon those line items due to reclassifications and revision, and amounts as currently revised within the financial statements.

Consolidated Balance Sheets (in thousands)		As of December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Accounts receivable, net	$11,994	$(7,727)	$4,267	(172)		$4,095
Other current assets	1,654	—	1,654	24		1,678
Current assets of discontinued operations	—	7,727	7,727	—		7,727
Other assets and long-term receivables	5,740	(5,000)	740	—		740
Long-term assets of discontinued operations	—	5,000	5,000	—		5,000
Accounts payable and accrued expenses	21,747	(5,063)	16,684	2.847	(c),(d)	19,531
Other current liabilities	5,472	—	5,472	1,774	(c)	7,246
Current portion of long-term debt	—	—	—	1,566	(b)	1,566
Current liabilities of discontinued operations	—	5,063	5,063	—		5,063

Total current liabilities	48,588	—	48,588	6,185		54,773

Other liabilities	229	(126)	103	944		1,047
Deferred tax liability	16,890	—	16,890	(1,773)		15,117
Long-term liabilities of discontinued operations	—	126	126	—		126

Total liabilities	210,551	—	210,551	5,356		215,907

Accumulated deficit	(849,651)	—	(849,651)	(6,214)		(855,865)

Total unit holders’ equity	64,716	—	64,716	(5,929)		58,787

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss (in thousands)		Year Ended December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	Reorganization Reclassifications	As Revised	Restatement Adjustments		As Restated
Revenues	$62,883	$(36,475)	—	$26,408			$26,408
Operating costs and expenses
Cost of revenues	283,796	(104,841)	(144,037)	34,918	(6)		34,912
Research and development	8,479	—	8,013	16,492			16,492
Selling and marketing	56,885	(3,203)	17,751	71,433	(301)		71,132
General and administrative	409,929	(550)	118,274	527,653	3,591	(c)	531,244
Contingent consideration	—	—	—	—	2,240	(a)	2,240
Depreciation and amortization	9,132	—	(25)	9,107	—		9,107

Total operating expenses	768,221	(108,594)	(24)	659,603	5,524		665,127

Total operating loss	(705,338)	72,119	24	(633,195)	(5,524)		(638,719)
Other income (expense), net	(65,460)	—	—	(65,460)	674	(a)(b)	(64,786)

Net loss from continuing operations before income taxes	(770,798)	72,119	24	(698,655)	(4,850)		(703,505)
Income tax benefit	1,088	—	(24)	1,064	—		1,064

Net loss from continuing operations	(769,710)	72,119	—	(697,591)	(4,850)		(702,441)
Net (loss) income from discontinued operations, net of income taxes	—	(72,119)	—	(72,119)	1,007		(71,114)

Net loss	$(769,710)	—	—	$(769,710)	$(3,843)		$(773,555)

Net loss from continuing operations attributable to Common Unitholders
Net loss from continuing operations attributable to Common Unitholders
Basic and diluted	$(4.45)	$0.42	$—	$(4.03)	$(0.03)		$(4.06)

Net loss from discontinued operations attributable to Common Unitholders

Basic and diluted	$—	$(0.42)	$—	$(0.42)	$0.01		$(0.41)

Weighted-average common units used in computation of net loss per unit:
Basic and diluted	172,888	172,888	172,888	172,888	172,888		172,888

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows (in thousands)	Year Ended December 31, 2021
	As Previously Reported	Discontinued Operations Reclassifications	As Revised	Restatement Adjustments		As Restated
Loss (gain) on extinguishment of debt	$(1,566)	$—	$(1,566)	$1,566	(b)	$—
Changes in assets and liabilities:						—
Accounts receivable	25,705	(25,861)	(156)	—		(156)
Other current assets	1,682	(167)	1,515	(68)		1,447
Other assets	(5,020)	5,000	(20)	—		(20)
Accounts payable and accrued expenses	3,217	2,773	5,990	257	(c)	6,247
Other current liabilities	(3,042)	(34)	(3,076)	1,900	(c)	(1,176)
Other liabilities	(598)	(126)	(724)	—		(724)
Net cash used in operating activities	(174,317)	(18,415)	(192,732)	(191)		(192,923)
Cash flows from operating activities of discontinued operations	—	18,415	18,415	—		18,415

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to require lessees to recognize most leases on the consolidated balance sheet, while recognition on the consolidated statement of operations remained similar to then-current lease accounting. The ASU requires lessees to recognize a liability for lease obligations, which represents the discounted obligation to make future lease payments, and a corresponding ROU asset on the consolidated balance sheet. The guidance requires disclosure of key information about leasing arrangements that is intended to enable the assessment of the amount, timing and potential uncertainty of cash flows related to leases.

The Company adopted the standard on January 1, 2022 using the modified retrospective approach. The Company elected to apply the transition method that allowed it to continue to apply, in the prior periods presented in the consolidated financial statements, the guidance under the lease standard in effect at that time, and to recognize a cumulative-effect adjustment to the opening balance of accumulated deficit on the date of adoption. The Company also elected the “package of practical expedients”, which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

Results for reporting periods beginning after January 1, 2022 are presented under the new standard, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Upon adoption of the new lease standard on January 1, 2022, the Company capitalized ROU assets and lease liabilities of $5.0 and $5.3 million, respectively, within the Company’s consolidated balance sheets upon adoption. The adoption of this standard did not have an impact on the Company’s consolidated statement of operations or cash flows and did not result in a cumulative-effect adjustment to the opening balance of accumulated deficit.

ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is now effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after January 1, 2022 for private companies. The Company adopted the standards in its consolidated financial statements as of December 31, 2022. See Note 4, Revenue, and Note 8, Operating Leases and Right of Use (ROU) Assets.

In January 2017, the FASB issued ASU 2017-04 Intangibles-Goodwill and Other (Topic 350:) Simplifying the Test for Goodwill Impairment which is required for public entities and certain other entities that have goodwill reported in their financial statements. The amendments simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test, which requires the valuation of assets and liabilities using business combination accounting guidance.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Also, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Certain requirements are eliminated for any reporting unit with a zero or negative carrying amount; therefore, the same impairment assessment applies to all reporting units. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. An entity should apply the amendments on a prospective basis. For non-public companies, the change is effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2017-04 effective January 1, 2022. There was no impact as a result of the adoption of ASU 2017-04.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the new standard, equity-classified non- employee awards are initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement is based on an estimate of the fair value of the equity instruments to be issued. The Company adopted this pronouncement as of January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350- 40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for interim and annual periods beginning after December 15, 2020 for private companies, with early adoption permitted. The Company adopted ASU 2018-15 effective January 1, 2021. The impact of adoption of this standard on the consolidated financial statements was not material.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. The amendments in ASU 2020-06 are effective for public entities, excluding smaller reporting companies as defined, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A reporting entity is not permitted to adopt the guidance in an interim period, other than the first interim period of its fiscal year. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. The Company early adopted the standard as of January 1, 2022 and elected to apply the modified retrospective approach in the 2022 financial statements. However, there was no cumulative adjustment required to the January 1, 2022 balances as a result of the adoption of ASU 2020-06.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) that requires issuers to account for modifications or

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination. This amendment eliminated inconsistencies in applying ASC 606 to revenue contracts acquired in a business combination. Acquired contract assets and liabilities will now be measured using ASC 606, as if the entity had originated the contracts, rather than measuring these assets and liabilities at fair value. The guidance is effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2021-08 as of January 1, 2021. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04 that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. The Company adopted ASU 2021-04 as of January 1, 2022. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Recently-Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company would be required to estimate all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

NOTE 3 – BUSINESS COMBINATIONS

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout, with the obligation paid in May 2021.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021:

Consideration
(in thousands)
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943

Total purchase consideration	$86,686

Estimated Fair Value
Intangible assets	$16,000
Goodwill	70,686

Total assets acquired	86,686

Fair value of net assets acquired	$86,686

Acquired intangible assets consist of content, trademarks and tradename, and customer-related intangibles, valued at $14.2 million, $1.2 million, and $0.6 million, respectively. The Company amortizes these acquired intangible assets over 10 years. Content and customer-related intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, dynamics related to brand recognition, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce, know-how, future content, and future customers. The acquired intangibles and goodwill resulting from the Verzuz acquisition are not amortizable for tax purposes.

On February 25, 2022, the Company entered into a Settlement and Payment Agreement (“Amendment”) with Verzuz to settle the contingent cash and equity consideration provided in the original business combination agreement dated January 27, 2021. The Amendment resulted in the Company’s obligation to pay the former shareholders of Verzuz $30.0 million in cash, including $1.0 million per month over 10 months starting from April 1, 2022, and $25.0 million in equity by issuing 2,202,642 Class B Common Units. During the year ended December 31, 2022, the Company paid $2.0 million in cash and issued 2,202,642 Class B Units to former shareholders of Verzuz in relation to the Amendment.

On September 22, 2022, the parties entered into a Second Settlement and Payment Agreement (“Settlement Agreement”), pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company to the former owners of the Company’s subsidiary Verzuz LLC 7.5% PIK Unsecured Convertible

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz.

The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“FITE TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021:

Consideration
(in thousands)
Cash consideration	$27,652
Equity consideration	23,738

Total purchase consideration	$51,390

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791

Total assets acquired	63,264

Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19

Total liabilities assumed	11,874

Fair value of net assets acquired	$51,390

Acquired intangible assets consist of developed technology, customer-related intangibles, and trademarks and tradenames valued at $18.4 million, $4.0 million and $2.8 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Goodwill is primarily attributable to assembled workforce, future content, know-how, and potential for future technology and customers. The acquired intangibles and goodwill resulting from the FITE TV acquisition are not amortizable for tax purposes.

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC (“Thuzio”), a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021:

Consideration
(in thousands)
Equity consideration	$23,913
Contingent consideration	6,384
Total purchase consideration	$30,297

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	11,100
Goodwill	21,529

Total assets acquired	33,727

Accounts payable and accrued expenses	802
Other current liabilities	2,423
Other liabilities	205

Total liabilities assumed	3,430

Fair value of net assets acquired	$30,297

Acquired intangible assets consist of customer-related intangibles, content library, trademarks and trade names, and developed technology valued at $7.2 million, $2.1 million, $1.3 million, and $0.5 million, respectively. The Company amortizes developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The customer-related intangible was valued using the income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The content library and internally developed technology intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Goodwill is primarily attributable to the assembled workforce, know-how, and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Thuzio acquisition are not amortizable for tax purposes.

On January 31, 2022 and September 14, 2022, the Company settled the first and second tranche of the earn-out liability for $2.1 million and $4.3 million in equity by issuing 182,616 and 381,460 units of Class B Common Units, respectively.

Truverse, Inc. dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai (also referred to as Amplify), an artificial intelligence driven communication platform, for a total equity consideration of $92.5 million.

During the twelve months ended December 31, 2022, the Company adjusted the preliminary purchase price for Truverse, Inc by converting assumed liabilities to equity consideration and purchase price allocation based on updated fair values associated with accounts receivable.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$92,473

Total purchase consideration	$92,473

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable	768
Other current assets	126
Intangible assets	50,588
Other assets	3
Goodwill	53,424

Total assets acquired	105,842

Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,108
Other liabilities	765

Total liabilities assumed	13,369

Fair value of net assets acquired	$92,473

Acquired intangible assets consist of developed technology, trademarks and trade names, and customer-related intangibles valued at $47.3 million, $2.2 million, and $1.1 million, respectively. The Company amortized developed technology over five years, while the remainder of the acquired intangibles are amortized over 10 years. The developed technology intangible asset was valued using an income approach; specifically, the multi-period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Truverse acquisition are not amortizable for tax purposes.

Bare Knuckle Fight Championship Acquisition

In February 2022, the Company entered into a binding letter of intent to acquire a 76% equity interest in Bare Knuckle Fighting Championships, Inc. (“BKFC”), a company that hosts and promotes legal, sanctioned, and regulated combat sports events in the United States and abroad. On April 1, 2022, the Company entered into certain contractual arrangements with BKFC, including debt and operating agreements, which the Company determined to represent variable interests in BKFC. The Company further determined that BKFC qualified as a variable interest entity and the Company was the primary beneficiary of BKFC as of this date. This conclusion was based on the Company’s ability, through the variable interests, to direct the activities that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Accordingly, the results of BKFC are included in the consolidated financial statements of the Company as of April 1, 2022. On August 18, 2022 (“Acquisition date”), the Company acquired 76% equity interest in BKFC.

The consolidation guidance under ASC 810, Consolidation, stipulates that the initial consolidation of a variable interest entity should be accounted for as a business combination in accordance with the provisions in ASC 805, Business Combinations (“ASC 805”). Accordingly, the Company applied the requirements of ASC 805 and recorded the VIEs’ assets and liabilities at fair value as of April 1, 2022. Fair value of the equity consideration transferred was estimated as of April 1, 2022, and was revised on Acquisition date, the date the equity instruments were issued to the sellers of BKFC. No gain or loss was recognized in the consolidated net income or comprehensive income of the Company because of this change in the fair value estimate.

The Company determined the fair value of the total consideration paid to be approximately $31.3 million, consisting of equity consideration of approximately $11.3 million and contingent consideration of approximately $6.6 million. The fair value of contingent consideration consists of equity consideration of $5.6 million and contingent consideration payable in cash of approximately $1.0 million, that is payable based on attainment of future revenue and subscriber milestones targets to be achieved over 12-month period ending May 2023. The contingent earn-out liability is discussed in Note 11, Fair Value Measurements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of 76% equity interest in BKFC (in thousands):

Consideration
Cash consideration	$7,000
Promissory note and accrued interest	6,135
Equity consideration	11,335
Contingent consideration – cash	1,011
Contingent consideration – equity	5,654

Total purchase consideration	$31,135

Estimated Fair Value
Cash and cash equivalents	$2,249
Accounts receivable	646
Other current assets	25
Other assets	79
Intangible assets	18,151
Goodwill	23,844

Total assets acquired	44,994

Accounts payable and accrued expenses	355
Deferred revenue	452
Deferred tax liability	4,213

Total liabilities assumed	5,020

Noncontrolling interest	8,839

Fair value of net assets acquired	$31,135

Acquired intangible assets consist of trademarks and trade names, customer-related intangibles, and content library valued at $13.6 million, $1.6 million, and $3.4 million, respectively. The Company amortizes acquired intangibles over 10 years. Trademarks and tradename intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the BKFC acquisition are not amortizable for tax purposes.

FanGage Acquisition

On November 8, 2022, the Company entered into an agreement to acquire FNG Holding B.V. (“FanGage”), which provides solutions for creators to engage with their communities to increase consumer interactions. The purchase price for FanGage was 2,941,770 units of the Company’s Class B Common Units for a total fair value of $20.8 million. The total consideration included an indemnification holdback of 441,265 units of Class B Common Units to be paid 18 months after the acquisition net of any claims.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of FanGage on November 8, 2022 (in thousands):

Consideration
Equity consideration	$17,718
Indemnification holdback unit consideration	3,127

Total purchase consideration	$20,845

Estimated Fair Value
Cash and cash equivalents	$23
Accounts receivable	18
Other current assets	21
Other assets	458
Intangible assets	8,400
Goodwill	13,640

Total assets acquired	22,560

Accounts payable and accrued expenses	262
Other current liabilities	23
Deferred tax liability	1,430

Total liabilities assumed	1,715

Fair value of net assets acquired	$20,845

Acquired intangible assets consist of developed technology, customer-related intangibles and trademarks and tradenames valued at $7.5 million, $0.2 million, and $0.7 million, respectively, which are amortized over a life of 5 years, 2 years and 10 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related intangible was valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the FanGage acquisition are not amortizable for tax purposes.

Julius Acquisition

On November 11, 2022, the Company acquired JuliusWorks, Inc. (“Julius”), a leading influencer marketing software platform for approximately $10.7 million. The purchase price for Julius included 349,808 units of the Company’s Class B Common Units, indemnification holdback of 175,957 units of Class B Common Units and earnout consideration with a fair value of $7.0 million. The indemnification units are payable net of any claims 12 months from the acquisition closing date or December 11, 2022. The earnout consists of two measurement periods in which the sellers could earn up to $8 million per measurement period for a total of $16 million based

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

on Julius meeting revenue and cash flow targets in each of the measurement periods. The first and second measurement periods end on December 31, 2022 and December 31, 2023.

As part of the Julius acquisition, the Company granted key employees of Julius 88,000 restricted Class B Common Units. The fair value of the restricted Class B Common Units attributable to post-acquisition services will be recorded as additional stock-based compensation expense in the Company’s consolidated statements of operations over their remaining requisite service (vesting) periods.

The following table summarizes the purchase consideration and the purchase price allocation to the estimated fair values of the identifiable assets acquired and liabilities assumed on November 11, 2022, the date of acquisition (in thousands):

Consideration
Cash consideration	$2,479
Equity consideration – contingent	7,000
Indemnification holdback unit consideration	1,246

Total purchase consideration	$10,725

Estimated Fair Value
Cash and cash equivalents	$107
Accounts receivable	704
Other current assets	131
Other assets	62
Intangible assets	9,100
Goodwill	3,834

Total assets acquired	13,938

Accounts payable and accrued expenses	841
Deferred revenue	1,326
Long-term debt and other liabilities	1,046

Total liabilities assumed	3,213

Fair value of net assets acquired	$10,725

Acquired intangible assets consist of developed technology, customer-related intangibles, trademarks and tradenames and internally developed database valued at $5.6 million, $1.4 million, $0.7 million, and $1.4 million, respectively, which are amortized over a life of 5 years, 2 years, 10 years, and 2 years, respectively. The developed technology intangible asset was valued using an income approach; specifically, the multi- period excess earnings method. Trademarks and tradenames intangibles were valued using an income approach, considering a royalty rate based on the strength of the brand, an analysis of the expected profit margins, and publicly available trade name royalty rates. The customer-related and internally developed database intangibles were valued using a cost approach, which is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. Intangible assets are generally amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over their estimated useful lives.

Goodwill is primarily attributable to the assembled workforce and potential for future technology and customers. The acquired intangibles and goodwill resulting from the Julius acquisition are not amortizable for tax purposes.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Transaction Costs

The Company incurred $2.5 million and $4.9 million for the years ended December 31, 2022 and 2021, respectively, in advisory, legal, accounting and management fees in conjunction with the business combinations, which are included in General and administrative expenses on the consolidated statements of operations and comprehensive loss.

Unaudited Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, Verzuz LLC, Flipps Media, Inc., Thuzio LLC, Truverse, Inc., BKFC, FanGage and Julius on a pro forma basis, as though the companies had been combined as of the beginning of the earliest period presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2021 or of results that may occur in the future (in thousands).

	Years Ended December 31,
	2022	2021 (As restated)
Summary Unaudited Pro Forma Combined Statement of Operations Data
Revenue	$53,558	$54,759
Net loss	$(165,635)	$(742,814)

NOTE 4 – REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue The Company derives its revenues from revenue-share and service fees generated (a) from Brands for brand sponsorships and advertising, (b) from media Brands for broadcasting or streaming of live events and c) from consumers for live event ticket sales, digital pay-per-view sales, subscriptions and merchandise.

Brand Sponsorships and Advertising

Brand revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform. Service fees come from Brands that utilize our Technology Platform to reach consumers via a combination of campaign fees, sponsorship fees, transaction fees and SaaS fees, including monthly subscription fees.

Advertising Revenue: The Company’s Technology Platform provides Brands a variety of advertising services including AI-powered conversations and the augmentation and execution of advertising campaigns. Campaign contracts generally run over a period of time and revenue is recognized over the life of the contract.

Subscription fees: The Company’s Technology Platform provides streaming services that acquires content licensing from various sport and entertainment franchises to provide a content rich environment for both subscription based and pay-per-view consumption both across a variety of platforms including mobile phones, tablets, PCs, streaming devices, set-top-boxes and connected TVs. Revenue from streaming subscriptions is recognized ratably over the life of a subscription.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The Company’s Technology platform provides brand AI-powered advertising campaigns as well as branded AI-powered virtual assistants and chatbots to subscriber companies. The Revenue from the use of our technology platform consists of initial setup fees and monthly platform access fees, which are both recognized ratably over the term of the customer contract.

Event Pay-per-view Fees: The Company’s Technology Platform, via its streaming service provides pay-per-view services for premium content and events. Revenue from streaming pay-per-view events is recognized at the time the event airs.

Campaign fees: As part of advertising campaign services, the Company provides campaign set-up services that are integral to the advertising campaign. Campaign fees are recognized over the life of the advertising campaign.

Transaction fees As part of advertising campaign services, the Company may receive pay per click transaction fees and pay per message fees for certain campaigns. Transaction fees are recognized in the month that consumers receive or interact with the advertised content.

Sponsorship fees: Brand sponsorship revenue is generated from advertisements, either displayed on a device-specific application, browser or as part of an event. Brand sponsorship revenue is generally recognized as advertisements are viewed, if on a device-specific application or browser or when events occur with participation of the sponsor. Revenue from brand sponsorship agreements for which consideration is variable based on number of impressions delivered over the contract term is recognized when the performance obligation is satisfied when the advertisement is displayed. Revenue from brand sponsorship agreements for which consideration is a fixed fee is recognized either on the date of the event when the advertisement is displayed, or allocated evenly to each event in a series of events over the applicable contractual service period as the advertisements are displayed, which is typically over a period of less than one year.

SaaS fees: The Company’s Technology Platform provides data, analytics and other marketing services to brands and advertising agencies with access to a database of profiled Brands and Creators and their associated audiences, giving them the ability to enlist Creators to develop and share captivating stories to market their products and services. Our SaaS platform provides our customers a detailed dashboard to measure all creator driven marketing campaigns as well as a marketplace allowing e-commerce brands to automate the process of on-boarding creators with per-transaction incentives for enabling e-commerce transactions. Revenue from SaaS platform subscriptions is recognized ratably over the life of a subscription.

Brands revenue includes revenue sharing and service fee arrangements. Revenue share comes from advertising, premium content, events, pay-per-view fees, subscription fees and merchandise sales that are transacted via our Technology Platform.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for subscription and pay-per-view programming, the Company evaluates whether the Company is the principal or agent in the arrangement. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis. The Company has revenue-share arrangements where the Company is the principal, such as serving as the provider of content for subscription and pay-per-view programming. Revenue from continuing operations from revenue-share arrangements was $19.0 million and $13.9 million for the years ended December 31, 2022 and 2021, respectively. Costs associated with revenue-share arrangements are recognized as part of cost of revenue. For the years ended December 31, 2022 and 2021, cost of revenue paid to third parties amounted to $9.6 million

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

and $8.2 million, respectively. The Company was the principal for all subscription and pay-per-view arrangements during the years ended December 31, 2022 and 2021; no revenue was recognized on a net basis for those periods.

Live Event Ticket Sales and Streaming “Consumer Revenue”

The Company’s live event revenues consist principally of (a) licensing fees from media rights to broadcast or stream the events, and (b) in-venue, pay-per-view, subscriptions ticket sales and merchandise sales. For event-related media licensing contracts, the transaction price is either fixed for an event or a series of events, or variable based on the achievement of certain metrics, such as number of viewers. Revenue from media licensing contracts may be for a single-event or for a series of events. Revenue from media licensing contracts for a series of events is allocated evenly over the number of events as those events provide substantially similar benefits to the customer. Media licensing revenue is recognized when the event has concluded as the performance obligation is satisfied, and variable revenue is determinable. Revenue from live event in-venue ticket sales is recognized on the date the event is completed when the performance obligation is satisfied, and variable revenue is determinable. Variable consideration for pay-per-view ticket sales are estimated and recognized when the event is aired based on initial estimates of pay-per-view ticket sales received from the third-party distributors, which are updated each reporting period based on the latest information available. Revenue from merchandise sales is recognized when the merchandise is sold at an event or based on the terms of the contract for merchandise licensing.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the years ended December 31, 2022 and 2021 were immaterial.

Disaggregation of Revenue

As discussed in Note 2 – Segments, the Triller platform supports all creators in the social media ecosystem. Economic factors impact all creators and users of the Triller platform, and by extension the Company’s revenue streams, in a similar manner.

In the following table, revenue is disaggregated by primary geographical market (in thousands):

in $’000
	Year ended December 31
Region	2022	2021
United States	36,589	23,179
United Kingdom	4,194	2,358
Canada	1,504	821
Australia	1,789	—
Germany	517	—
Rest of Europe	1,461	—
Rest of Americas	517	—
Rest of Asia Pacific	1,007	—
Others	103	50

	47,681	26,408

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

In the following table, revenue is disaggregated by Brand and Consumer Revenue (in thousands):

	Total	Brand	Consumer
Revenues
Year Ended December 31, 2022	$47,681	$39,409	$8,272
Year Ended December 31, 2021	$26,408	$25,661	$747

(1)	2022 revenue does not include discontinued operations as described in Note 1.

Contract Balances

The following table provides information about contract assets and contract liabilities from Brand Sponsorships and Advertising, and Live Event Ticket Sales and Streaming contracts with customers (in thousands):

	December 31, 2022	December 31, 2021
Receivables, included in accounts receivable	$2,922	$2,149
Contract liabilities, included in other current liabilities	$3,163	$2,279

Receivables relate to brand sponsorship and advertising, and live event media licensing and ticket sales contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $0.8 million for the twelve-month period ended December 31, 2022 primarily due to receivables acquired from business combinations of $1.2 million (see Note 3) offset by net collections of $0.4 million.

The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivable is presented net of an allowance for doubtful accounts of $0.2 million at December 31, 2022, and an immaterial amount as of December 31, 2021. Accounts receivable are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible. The additional reserves and write-offs during the years ended December 31, 2022 and 2021 were immaterial to the financial statements.

Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the brand sponsorship and advertising and live event media licensing and ticket sales contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Brand Sponsorship and Advertising contracts are considered satisfied when each advertisement is shown. Brand Sponsorship and Advertising contracts tend to span 1 to 3 months from the time the Company enters into the contract with the customer to the time that the events take place and performance obligations are satisfied. Performance obligations related to the Live Event Ticket Sales and Streaming contracts are considered satisfied when each live event takes place. Live Event Ticket Sales and Streaming contracts tend to span 1 to 12 months from the time the Company enters into the contract with the customer to the time the events take place and performance obligations are satisfied. Accordingly, all contract liabilities and associated contract costs are classified as current liabilities and assets. As of December 31, 2022, the Company estimates that all of its contract liabilities will be recognized as revenue within the next twelve months.

Contract liabilities increased by $0.9 million during the year ended December 31, 2022 due to $1.7 million acquired from business combinations (see Note 3) and payments received from customers prior to the satisfaction of performance obligations, offset by revenue recognized for events held and advertisements shown during the year of $0.8 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

ASC 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – MEMBERS’ EQUITY

Member’s equity

Classes of Units/Units Authorized

During the period of these financial statements, the Company was a limited liability company (See Note 1). The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company had seven classes of units. Six are capital interests designated as Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, Series A-1 Preferred Units and Series AA-1 Preferred Units. The seventh is a class of profit interests designated as Service Provider Units (“SPUs”). On August 17, 2022, the Company had converted its former Class A common units to either Class C-2 Common Units (in the case of the founders and their affiliates) or Class C-1 Common Units (in the case of other holders) and began to issue preferred units.

The Company is authorized to issue 48,470,485 Series A-1 Preferred Units (subject to automatic increase with respect to antidilution adjustments and/or issuance of additional A-1 units as a result of warrants or convertible debt). The Company is authorized to issue an unlimited number of Series AA-1 Preferred Units, Class A Common Units, Class B Common Units, Class C-1 Common Units, Class C-2 Common Units, and SPUs.

Voting Rights

Pursuant to the Company’s Operating Agreement, each Series A-1 and Class A Common Unit is entitled to one vote, each Class C-2 Common Unit has 10 votes and the Series AA-1 Preferred Units, Class B Common Units and Class C-1 Common Units are non-voting. The Operating Agreement also provides for certain special protective rights for the Series A-1 unit holders, such that certain corporate actions, as specified in the LLC Agreement, are prohibited without the affirmative vote or written consent of a majority-in-interest of the Series A-1 Preferred unit holders. The Board of Directors of the Company is comprised of seven directors.

General Distributions

Distributions will only be made in such amounts and at such times as determined by the Board of Directors in its sole and absolute discretion. Distributions, if declared by the Board, will be made (i) solely to the holders of Series A-1 Preferred Units until such time as their preferred unreturned capital value has been reduced to zero; and (ii) after the payment of all distributions required by clause (i), to all unit holders other than the holders of Series AA-1 Units, pro rata in accordance with their percentage interests; provided, however that each SPU structured as a profits interest will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement).

Unless otherwise stated in a service agreement and/or any applicable SPU grant award, all SPUs are initially designated as unvested units. Unvested units (unless and until forfeited) are considered outstanding for all purposes, except that any distributions that otherwise would be made to unvested units are held back and not distributed to the service provider unless and until such unvested units become vested.

Distributions upon Liquidation or Deemed Liquidation

In the event of any voluntary or involuntary liquidation of the Company or Deemed Liquidation Event (defined below), the holders of Preferred Units are entitled to receive, prior to any payment to the holders of common

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

units or SPUs, and in the following order of priority, the following amounts: (i) first, ratably to the holders of Series A-1 Preferred Units, an amount per unit equal to their preferred unreturned capital value; (ii) second, to the extent there remain any amounts available after the payments required by clause (i), ratably to the holders of Series AA-1 Preferred Units, an amount equal to the greater of (x) their preferred unreturned capital value and (y) such amount per unit as would have been payable had all Series AA-1 Preferred Units been common units at the time of such liquidation or Deemed Liquidation Event. Then, any remaining cash or property will be distributed among the holders of Series A-1 Preferred Units, common units, and SPU’s pro rata in accordance with their aggregate holdings, treated as a single class of units, except that (i) each SPU, as a profits interest, will be included only to the extent that the company valuation, as of the date of such distribution, exceeds each respective profit interest’s “base valuation” (as defined in the LLC Agreement). “Deemed Liquidation Events” as defined in the LLC Agreement include (i) mergers or consolidations in which the units outstanding prior to such merger or consolidation do not continue to represent at least a majority of the voting power of the equity securities of the surviving or resulting entity, or (ii) the sale or other disposition of all or substantially all the Company’s assets.

A “Deemed Liquidation” redemption feature in an equity security could cause a forced redemption of units by the Company due to a factor that is outside of the Company’s control, thus resulting in the equity being classified in temporary or mezzanine equity. However, the Company’s “Deemed Liquidation” distribution clause falls into an exception from temporary equity classification because there would be a distribution to all of the Company’s classes of unitholders and each class of unitholders would receive the same form of consideration in the event of a “Deemed Liquidation”.

Other potential equity securities

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units, warrants to purchase Class B Common Units and warrants to purchase Series A-1 Preferred Units (collectively, “Warrants”). Refer to Note 7, Warrants, for further details on the Company’s Warrants. The Company has also issued convertible promissory notes payable that are convertible into equity units. Refer to Note 10, Debt, for further details on the Company’s convertible promissory notes payable.

In 2021, the Company authorized the creation of its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 32,531,510 Class B Common Units for future issuance upon the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company.

Amplify.ai acquisition redemption feature

On December 13, 2021, the acquisition of Amplify.ai (Truverse, Inc.) closed. As part of the acquisition, the Company acquired all outstanding Truverse, Inc. shares from Truverse Holdings in exchange for 8 million Triller Class B Common Units with a fair value of $92 million, or $11.31 per share. The acquisition agreement included an inseparable redemption feature that allows Truverse Holdings to redeem up to one million of the issued shares for a contractually fixed amount of $8.35 per share, for a 90-day redemption period in the event that certain investors in Truverse Holdings exercise their own existing redemption features. Because of the redemption right, the Triller Class B Common Units transferred were presented as temporary within mezzanine equity as of December 31, 2021.

Although the potential redemptions are limited up to one million shares and issuance of up to $8 million in cash as a result of the fixed redemption premium, the feature is inseparable from the entire 8 million of Triller Class B Common Units issued in the transaction. Therefore, the entire equity issuance was presented as temporary equity in the December 31, 2021 consolidated balance sheet.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

In January 2022, a shareholder elected to redeem approximately 0.9 million units of the redeemable Class B Common Units for $7.3 million in cash due from the Company. The redemption of the Triller units has not been effected as of December 31, 2022 and the units remain outstanding. Since the redeemed units were not paid as of December 31, 2022, $7.3 million is reflected on the consolidated financial statements within other current liabilities.

Future Unit Issuances

GEM agreement

On September 28, 2022, the Company entered into a Share Purchase Agreement with an investor pursuant to which the investor agreed to purchase, subject to timing and volume limitations, up to $310 million in shares of Class A Common Stock of the Company’s successor (Triller Corp.) over a three-year commitment period commencing upon the effectiveness of a registration statement covering the resale of the shares to be purchased. The successor corporation is also obligated to issue to the investor a warrant to purchase a number of shares of Class A Common Stock equal to 2.1% of the successor’s outstanding equity interests on a fully-diluted basis, after giving effect to the issuance of the warrant.

Subscription Agreement

On September 30, 2022, the Company entered into a Subscription Agreement with BRCR Consulting, Inc. pursuant to which the investor would purchase 4,398,930 Class B Common Units at a purchase price per unit of $11.3664, for an aggregate purchase price of $50.0 million. The investment may be funded in multiple tranches as agreed by the Company and the investor, with a funding deadline of June 30, 2023.

Antidilution

Certain of the Company’s agreements for business acquisitions and subscription agreements for the sale of common units include antidilution clauses that require the Company to issue additional LLC Units in certain circumstances, including in the event the Company issues shares in a subsequent financing transaction for consideration at a lower value per unit than the value the counterparty paid for their units. The counterparties to these agreements are existing unitholders. The economic impact of these antidilution clauses is analogous to that of antidilution adjustments to the conversion price of convertible instruments. Through December 31, 2022, certain financing transactions were executed that may give effect to the antidilution clauses in several contracts. However, to date, the Company has not issued any additional units pending further evaluation of whether all requisite criteria were met, discussions with the counterparties to the contracts, and approval by the Board of Directors. The number of additional LLC units that may be issued under these clauses is not yet known at this time.

NOTE 6 – NET LOSS PER UNIT

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A, Class B, Class C-1 and Class C-2 Common Units share

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

equally in net losses. The Company considered the Class A Common Units, Class B Common Units, Class C-1 and Class C-2 as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s losses, when and if they occur.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	(in thousands, except per unit amounts) Years Ended December 31, 2022
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(184,582)	$(156,421)	$(15,856)	$(33,238)	$(390,097)
Weighted average units outstanding, basic and diluted	97,241	82,406	8,353	17,510	205,510

Net loss from continuing operations per unit basic and diluted	$(1.90)	$(1.90)	$(1.90)	$(1.90)	$(1.90)

	(in thousands, except per unit amounts) Years Ended December 31, 2021 (As restated)
	Class A	Class B	Class C-1	Class C-2	Totals
Net loss from continuing operations attributable to common unitholders	$(480,541)	$(221,900)	$—	$—	$(702,441)
Weighted average units outstanding, basic and diluted	118,273	54,615	—	—	172,888

Net loss from continuing operations per unit, basic and diluted	$(4.06)	$(4.06)	$—	$—	$(4.06)

For the years ended December 31, 2022 and 2021, the weighted average units outstanding includes 11,434,061 and 9,946,052 units, respectively, of warrants due to their low exercise price (less than $0.10).

A reconciliation of the numerator of the loss per common unit is as follows:

	Year ended December 31,
	2022	2021
Numerator
Net loss from continuing operation	(157,516)	(702,441)
Net loss attributable to non-controlling interest from continuing operations	(3,968)	—

Net loss attributable to Triller shareholders	(153,548)	(702,441)

Adjustments to numerator:
Deemed distributions to unitholders	(209,964)	—
Change in fair value of warrants and long-term debt	(26,585)	—

Total adjustments to numerator	(236,549)	—

Adjusted net loss from continuing operation attributable to common unitholders	(390,097)	(702,441)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from the calculation of diluted net loss per unit attributable to common unitholders for the years ended December 31st:

	(in thousands) Years Ended December 31,
	2022	2021
Options	11,450	8,870
Warrants	130,025	130,911
Convertible Notes (if-converted)	5,629	6,538

Total	147,104	146,319

Refer to the face of the consolidated statements of operations and comprehensive loss for basic and diluted net loss per unit for discontinued operations.

NOTE 7 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target securityholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

Some of the Company’s financing-related warrants, which includes both Class A and B Common Warrants as described below, contain provisions that cause the warrants to not solely be indexed to the Company’s own units. Specifically, there are two adjustments to the settlement amount of these warrants that are not inputs to a standard “fixed-for-fixed” option pricing model: (a) a provision for calculating the fair market value of the underlying Common Unit for a cashless exercise when the Company’s units are not publicly traded at the time of exercise, which assumes there is no illiquidity discount to those units; and (b) a provision for a reduction to the exercise price to the price of the underlying units upon a reorganization, reclassification, or change of control transaction if the price of those units after such transaction is less than the exercise price in effect immediately before such transaction. Since these warrants are not necessarily indexed to the Company’s own units, they are classified as liabilities and measured at fair value in accordance with ASC 815-40-15, with subsequent changes in fair value recorded in Change in fair value of warrants and long-term debt on the consolidated statements of operations and comprehensive loss.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 9, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities and are classified as liabilities, refer to Note 11, Fair Value Measurements.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 12,067,646 Class A Common Warrants are issued and outstanding as of December 31, 2022 and 2021, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of December 31, 2022. Of the total Class A Common Warrants that are outstanding as of December 31, 2022 and 2021, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability-classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Change in fair value of warrants and long-term debt within Other income (expense), net on the consolidated statements of operations and comprehensive loss. The remaining 7,879,342 Class A Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

A summary of both equity and liability classified Class A Common Warrants for the years ended December 31, 2022 and 2021 was as follows:

Class A Common Warrants
Outstanding at January 1, 2021	12,067,646

Issued	—

Outstanding at December 31, 2021	12,067,646
Issued	—

Outstanding at December 31, 2022	12,067,646

Class B Common Warrants

Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at prices ranging from $0.01 to $8.36 per unit. A total of 121,374,574 and 128,788,933 Class B Common Warrants are issued and outstanding as of December 31, 2022 and 2021, respectively. These warrants are subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance.

Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of December 31, 2022, 2,172,084 Class B Warrants have been exercised in exchange for proceeds of approximately $1.3 million. Of the total Class B Common Warrants that are outstanding as of December 31, 2022 and 2021, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. All liability-classified warrants were issued during 2020. The liability-classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The remaining 115,489,315 Class B Common Warrants are classified in equity and are not subject to remeasurement. Refer to Note 9, Unit-Based Compensation, for further details relating to certain equity classified warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

A summary of both equity and liability-classified Class B Common Warrants for the years ended December 31, 2022 and 2021 was as follows:

Class B Common Warrants
Outstanding at January 1, 2021	28,683,497
Issued	100,951,785
Exercised	(846,349)

Outstanding at December 31, 2021	128,788,933
Granted	3,616,660
Exercised	(1,325,735)
Forfeited	(9,705,284)

Outstanding at December 31, 2022	121,374,574

Series A-1 Preferred Warrants

Series A-1 Preferred Warrants were issued on August 18, 2022 in connection with the issuance of a Senior Convertible Promissory Note. Refer to Note 10, Debt, for further information on the Series A-1 Preferred Warrants.

NOTE 8 – Operating Leases and Right of Use (ROU) Assets

The Company leases certain business facilities for corporate office purposes in California, Florida, Pennsylvania, and Bulgaria from third parties under non-cancelable leases, with terms exceeding one year, expiring at various dates through August 2025.

The components of lease cost, net for the year ended December 31, 2022 were as follows (in thousands):

Lease Cost	For the year ended December 31, 2022
(dollars in thousands)
Operating lease cost	$1,732
Short-term lease cost	62
Variable lease cost	63

Total lease expense	$1,857

Some property leases may contain variable payment terms that are linked to operating expenses such as common area maintenance (“CAM”). Variable payments are expensed as incurred.

Supplemental information related to operating leases is as follows:

Supplemental Information	As of December 31, 2022
(dollars in thousands)
Cash Paid for amounts included in measurement of lease obligations:
Operating cash flows from operating leases	145

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Year Ended December 31, 2022	Operating Lease
Weighted Average Remaining Lease Term (in years)	2.51
Weighted Average Incremental Borrowing Rate	8.95%

The maturity of the contractual undiscounted lease liabilities as of December 31, 2022 is as follows:

Lease Commitments Year Ended December 31, 2022	Operating Lease
(dollars in thousands)
2023	$2,277
2024	1,946
2025	890
2026	—
2027	—
Thereafter	—

Total undiscounted lease payments	5,113
Less: imputed interest	(523)

Total future minimum lease payments	4,590
Lease liability – current	1,943

Lease liability – long term	$2,647

As of December 31, 2022, the Company does not have any leases that have not yet commenced that create significant rights and obligations.

NOTE 9 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Members’ Equity, and Note 7, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units.

The Company has issued SPUs to brand ambassadors, social media influencers, various musicians and other parties who have provided services such as live performances to the Company and its affiliates. See Note 5, Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a first year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of December 31, 2022, there were 12,206,539 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the years ended December 31, 2022 and 2021:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the years ended December 31, 2022, 2021 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2021	8,478,311	$0.49

Unvested at January 1, 2021	5,771,879	$0.69

Granted	4,243,155	$2.01
Vested	6,445,893	$1.34
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2021	12,721,466	$1.00

Unvested at December 31, 2021	3,569,141	$2.61

Granted	1,000,000	$2.01
Vested	3,401,965	$1.34
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2022	13,721,466	$2.48

Unvested at December 31, 2022	1,167,176	$2.11

Vested and expected to vest at December 31, 2022	12,554,290	$3.36

As of December 31, 2022, total unrecognized unit-based compensation expense related to SPUs is $2.3 million, which is expected to be recognized over a weighted-average period of 0.05 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the years ended December 31, 2022 and 2021 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2021	7,879,342	$1.21	7.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	7,879,342	$1.21	6.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2022	7,879,342	$1.21	5.33

Exercisable at December 31, 2022	7,879,342	$1.21	5.33
Vested and expected to vest at December 31, 2022	7,879,342	$1.21	5.33

There is no unrecognized unit-based compensation expense as of December 31, 2022 related to Class A Common Warrants.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class B Common Warrants

A summary of equity-classified Class B Common Warrant activity and related information for the years ended December 31, 2022, 2021 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2021	22,798,238	$4.50	7.62

Granted	100,951,785	5.84	5.20
Exercised	(846,349)	0.01	4.94
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	122,903,674	$5.64	5.08

Granted	3,616,660	4.07	3.36
Exercised	(1,325,735)	2.04	7.75
Forfeited	(9,705,284)	2.40	7.75
Expired	—	—	—

Outstanding at December 31, 2022	115,489,315	$5.71	4.00

Exercisable at December 31, 2022	114,856,959	$5.71	4.00
Vested and expected to vest at December 31, 2022	114,856,959	$5.71	4.00

As of December 31, 2022, total unrecognized unit-based compensation expense related to Class B Common Warrants is $0.6 million, which is expected to be recognized over a weighted-average period of 0.11 years.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Unit Options (“Options”)

A summary of Option activity and related information for the years ended December 31, 2022 and 2021 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2021	—	—	—

Granted	8,870,105	$5.74	10
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	8,870,105	$5.74	9.75

Granted	5,375,087	$11.01	8.68
Exercised	(2,038,653)	$2.96	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2022	12,206,539	$7.85	8.51

Exercisable at December 31, 2022	4,167,294	$6.11	7.09
Vested and expected to vest at December 31, 2022	4,167,294	$6.11	7.09

As of December 31, 2022, total unrecognized unit-based compensation expense related to Options is $25.1 million, which is expected to be recognized over a weighted-average period of 1.48 years.

Restricted Performance Units

In July 2022, the Company granted the Company’s CEO 4,961,248 restricted Common B Units, which are subject to both time based and performance based vesting conditions. The performance stock condition requires the Company to be publicly listed. To the extent any of the performance-based requirement is met, the Company’s CEO must also provide continued service to the Company through 180 days after the initial public listing to receive the Common B Units underlying the grant.

The fair value of the restricted Common B Units was $56.4 million, and have a grant date fair value per share of $11.37, which was estimated using an option pricing model in a hybrid framework. At December 31, 2022, the Company had unrecognized employee unit-based compensation expense of approximately $56.4 million, which is expected to be recognized over the 180 day period after achieving an initial public listing of securities.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Compensation Expense

For each Class A Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for assumptions for years ended December 31, 2022 and 2021:

Class A Common Warrants
Years ended December 31
	2022	2021
Expected volatility	—%	—
Expected term (years)	—	—
Expected dividend yield	—%	—
Risk-free interest rate	—%	—
Grant date fair value per unit	—	—

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2022 and 2021:

	Class B Common Warrants
	Years ended December 31
	2022	2021
Expected volatility	60.0%	65.0%
Expected term (years)	2.48	2.62
Expected dividend yield	0%	0%
Risk-free interest rate	1.04%	0.60%
Grant date fair value per unit	$6.194	$4.7450

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2022 and 2021:

	Options
	Years ended December 31
	2022	2021
Expected volatility	60.0%	51.3%
Expected term (years)	5.99	5.72
Expected dividend yield	0%	0%
Risk-free interest rate	1.95%	1.05%
Grant date fair value per unit	$6.3994	$2.7369

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Total unit-based compensation cost was as follows (in thousands):

	Years ended December 31
	2022	2021
Cost of revenues	$255	$464
Research and development	7,358	1,532
Selling and marketing	1,914	95,364
General and administrative	4,518	384,405
Discontinued operations	8,948	14,371

Total unit-based compensation expense	$22,993	$496,136

NOTE 10 – DEBT

Debt is summarized as follows (in thousands):

	Outstanding principal December 31, 2022	Carrying value December 31, 2022	Carrying value December 31, 2021
			(As restated)
Promissory notes(1)
Aryana Note(2)	$4,000	$4,107
BASM Note(2)	2,500	742
Various related party notes(2)	1,525	1,562
Non-related party notes	4,927	8,261

		14,672
Convertible notes
Verzuz (2)(3)	37,000	37,128
BC Ticketing(3)	9,857	11,917
Various related party notes (2)(3)	2,630	2,797	10,059

		51,842	10,059
Senior convertible notes
TFI Note (2)(3)	25,000	36,973
TFI December Note (2)(3)	2,054	2,431

		39,404
Other debt	2,516	2,516	1,566

Total Debt		108,434	11,625

Less: Current portion of long-term debt	(63,723)	(80,020)	(1,566)

Long-term Debt	$28,286	$28,414	$10,059

(1)	Excluding PIK interest
(2)	Related-party note payable
(3)	Measured under fair value option

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1.6 million (the “PPP loan”), under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration,

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

(“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP loan provided for an interest rate of 1.00% per year and matured two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 which was enacted on June 5, 2020. The PPP Loan was subject to forgiveness to the extent proceeds of the loan were used for eligible expenditures. The PPP loan was permitted to be used for payroll costs, certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020. Under the terms of the CARES Act and the PPP Flexibility Act, the Company applied for forgiveness of the loan in July 2021. However, the Company has not yet received notification by the SBA that the debt is officially forgiven. Thus, the PPP loan is included in current portion of long-term debt on the consolidated balance sheet as of December 31, 2022.

Convertible Promissory Notes and Exchange for Preferred Units

On August 17, 2022, the entire principal balance and all accrued but unpaid interest on the Company’s 7.5% PIK Unsecured Convertible Promissory Notes in the aggregate principal amount of $29.7 million (the “Exchanged Notes”), as described below, were exchanged for 3,368,864 Series AA-1 Preferred Units (including the AS/BAS Notes — see Note 17, Related Party Transactions).

Beginning in November 2021, the Exchanged Notes had been issued as subordinated convertible promissory notes to certain investors. The aggregate principal amount outstanding under the Exchanged Notes was $29.7 million (of which $20.7 million was due to related parties, refer to Note 17, Related Party Transactions) as of the conversion date, and $10.0 million was outstanding as of December 31, 2021. Interest on the Exchanged Notes accrued at a rate of 7.5% per annum and was payable in Class B Common Units (“PIK Interest”), with the fair market value of such units determined by the Company’s Board of Directors and added to the outstanding principal amount of each note on each anniversary of the date of issuance. The Company was permitted to prepay the notes at par together with all accrued but unpaid interest at any time in cash.

In connection with the issuance of the Exchanged Notes, the Company incurred fees in the amount of 2% of the gross proceeds. These fees were capitalized as debt issuance costs and were recorded as a reduction to the carrying value of the notes on the December 31, 2021 consolidated balance sheet.

The Exchanged Notes were convertible into Class B common units under various circumstances as defined in the original note agreements. The exchange for preferred units was not a condition of the Notes’ original terms, but the exchange was agreed upon by the Company and the note holders on August 17, 2022 in connection with the adoption of an Amended and Restated LLC Agreement of the Company. The difference between the carrying value of the Exchanged Notes and the value of the preferred units was recorded in equity.

While they were outstanding, the Exchanged Notes contained provisions that were deemed to be share-settled redemption features that met the criteria for bifurcation under ASC 815 as a separate derivative. The terms provided that the notes could settle at a significant discount based on the implied price of the Company’s units based on an acquisition, sale of equity securities, sale of substantially all assets of the Company, or IPO. The Company determined that the fair value of this embedded derivative was immaterial as of December 31, 2021. The Company’s related interest expense was $0.2 million during the year ended December 31, 2022, which is included in Interest expense within other income (expense), net in the consolidated statement of operations and comprehensive loss.

2022 Senior Convertible Note – Original Note

On August 18, 2022, a Senior Convertible Note with a principal amount of $25.0 million (“TFI Note”) was issued to Total Formation Inc. (“TFI”), which is a related party, in exchange for proceeds of $25.0 million. The

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

TFI Note bears 15% annual interest and is payable on demand by TFI at any time on or after August 18, 2023 (“Maturity Date”). The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount, together with all accrued but unpaid interest, payable immediately. The TFI Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least One Hundred Million Dollars ($100,000,000) (a “Subsequent Offering”). The Noteholder shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of this TFI Note then outstanding, together with all accrued interest on the portion of this TFI Note so prepaid. In the event the Company consummates a sale of the Company prior to the Maturity Date, the Company shall repay the noteholder, in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full.

At any time while the TFI Note remains outstanding, at the option of TFI, all or any portion of the principal amount and interest may be converted into Series A-1 Preferred Units (the “Preferred Units”). The number of Preferred Units that the note will convert into is based upon the conversion price equal to, at the time of conversion, the lesser of (1) $8.3579, (2) the per-share or per-unit offer price to the public in connection with an underwritten initial public offering (“IPO”) of shares multiplied by 0.80, or if the Company (or its successor) completes a direct listing of its securities (together with an IPO, the “IPO Transactions”) on a national securities exchange or marketplace, the average of the closing trading per-share or per unit price of such securities during the first 5 days of trading multiplied by 0.80, or (3) the per-unit price of any financing transaction in which Preferred Units are sold multiplied by 0.80 (the “Conversion Price”) and shall be determined by dividing the amount of then-outstanding principal that TFI desires to be converted, together with all accrued but unpaid interest on such amount, by the Conversion Price, and rounding the result to the nearest whole Preferred Unit. If the Company has consummated a restructuring wherein its Preferred Units have been converted into Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”), at the option of TFI, the TFI Note may be converted into shares of Series A-1 Preferred Stock. The Preferred Units or shares of Series A-1 Preferred Stock (the “Conversion Securities” ). The Conversion Price will be equitably adjusted in the event of any dividends or distributions, splits, reverse splits, mergers, reorganizations, or other similar actions and recapitalizations taken with respect the Conversion Securities.

In the event the Company at any time or from time to time after the date of the TFI Note, issues or becomes obligated to issue Class B Common Units to TFI and/or any of its affiliates, then and in each such event the Conversion Securities shall be deemed to include an additional number of Class B Common Units that TFI would have received if this Note have been converted into Series A-1 Preferred Units on the date of such issuance. Minimal debt issuance costs were incurred related to the TFI Note.

The TFI Note was valued at a fair value of $34.2 million as of its issuance date of August 18, 2022 and $37.0 million as of December 31, 2022. As of December 31, 2022, the TFI Note is recorded at $37.0 million and included in Current portion of long-term debt on the consolidated balance sheet. In connection with the initial issuance of the TFI Note on August 18, 2022 and its revaluation to fair value as of December 31, 2022, an aggregate, fair value loss of $12.0 million was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the 2022 consolidated statement of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Concurrently with the issuance of the TFI Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $3.3 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 598,236 units or execute a net settlement for the incremental units if the fair value of a Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

On August 18, 2022, the Company also entered into a Share Conversion Agreement with TFI pursuant to which all Class A Common Units and Class B Common Units previously held by TFI were converted into 34,163,117 Series A-1 Preferred Units. This unit conversion transaction had an incremental fair value of $164.9 million and was accounted for as a deemed distribution to the Series A-1 Preferred unitholder. TFI was the sole holder of Series A-1 Preferred Units as of the transaction date of August 18, 2022.

Also, as part of the Share Conversion Agreement, the Company agreed that all Common Warrants to purchase Class B Common Units previously held by TFI were exchanged for a Preferred Warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035. This warrant conversion transaction had an incremental fair value of $45.0 million and was also accounted for as a deemed distribution to the Series A-1 Preferred unitholder.

2022 Senior Convertible Note – December Note

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to TFI (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by TFI to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by TFI to the Company. The TFI December Note was measured at its fair value on issuance date of December 31, 2022 at $2.4 million. The Company may prepay any amount owed under this note in whole or in part at any time without penalty or premium, plus unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default. An event of default will result in TFI having the option, by written notice to the Company, to declare the entire principal amount of the TFI December Note, together with all accrued but unpaid interest, payable immediately. The TFI December Note carries a redemption right available to TFI in the event that there is a private or public offering of securities in which the Company expects to receive total gross proceeds of at least $100.0 million (a “Subsequent Offering”). TFI shall have the right, exercisable for a period of ten (10) business days after receipt of notice of a Subsequent Offering, to require the Company to prepay in cash all or any portion of the balance of the TFI December Note then outstanding, together with all accrued interest on the portion of the note so prepaid. In the event the Company consummates a sale of the Company prior to August 18, 2023, the Company shall repay TFI in cash, in an amount equal to the principal amount together with all accrued and unpaid interest thereon. If any amount payable under this TFI December Note is not paid when due, such overdue amount shall bear interest at the default rate of 16% from the date of such non-payment until such amount is paid in full. Minimal debt issuance costs were incurred related to this TFI December Note.

The TFI December Note has the same conversion feature as the TFI Note.

As of December 31, 2022, the TFI December Note is recorded at $2.4 million and included in Current portion of long-term debt on the consolidated balance sheet. In connection with the initial issuance of the TFI December

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Note, a fair value loss of $0.7 million was recognized in Change in fair value of warrants and long-term debt within Other income (expense) in the 2022 consolidated statement of operations and comprehensive loss.

Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72. The Preferred Warrant had a fair value on issuance date of $2.0 million. TFI can choose to purchase Series A-1 Preferred Units at a fixed exercise price of $2.72 per unit in exchange for the full 239,295 units or execute a net settlement for the incremental units if the fair value of the Series A-1 Preferred Unit exceeds the exercise price. The Preferred Warrants expire as of the earliest of five-years from issuance or a change of control of the Company or sale of all or substantially all of its assets.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. In connection with settling the previous claims, the Company recorded a non-cash charge to income of $9.0 million which is included in Interest expense, within Other income (expense), net in the consolidated statement of operations and comprehensive loss.

The Verzuz Notes bear interest at 3% per annum. Interest is payable in cash or by issuing additional units upon conversion of the notes, or upon repayment of the notes (at the Company’s option if no event of default has occurred). The Verzuz Notes may be prepaid in whole or in part at any time without penalty or premium. With respect to $27.0 million principal amount of the notes, The Company is required to make installment repayments of principal and accrued interest following the closing of each equity financing transaction for capital raising purposes (“Subsequent Financing”) that the Company consummates, in the amount of 12.5% each of the net proceeds received by the Company in such Subsequent Financing (total of 25% of the net proceeds received). A minimum installment under this clause of $9.0 million is due and payable within twelve months of December 31, 2022, pursuant to the Settlement Agreement with the Verzuz members described in Note 3, Acquisitions.

The Verzuz Notes and accrued interest are convertible into Class B Common Units at the holders’ option at any time. The conversion price per unit is the greater of 85% of the then-current fair market value of each unit, or a price floor. The price floor is the price per unit which correlates with a $2.0 billion valuation of the Company. The Verzuz Notes will automatically convert into Class B Common Units in the event of a change of control (as defined) at a conversion price equal to the greater of 85% of the unit value determined by the change of control event or the price floor, which is the price per unit which correlates with a $2.0 billion valuation of the Company.

If the Company fails to pay any principal or interest amount on a timely basis or there is an event of voluntary or involuntary insolvency or bankruptcy, an event of default will have occurred and the holders of the Verzuz Notes may declare the notes immediately due and payable.

As of December 31, 2022, the Verzuz Notes are recorded at fair value of $37.1 million, of which $9.0 million is recorded in Current portion of long-term debt and $28.1 million is included in Long-term debt on the consolidated balance sheet.

Various Related Party Convertible Notes

During the fourth quarter of 2022, various unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million were issued to various noteholders who are related parties. These related party notes had

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

a fair value totaling $2.7 million at issuance. Each of the notes bear 7.5% annual interest and are payable on demand at any time. These notes are recorded at a fair value of $2.8 million as of December 31, 2022 and are included in Current portion of long-term debt on the consolidated balance sheet.

The Company may prepay any amount owed under these notes in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and the respective holders will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to these notes.

The various notes and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at the respective holder’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. Each of the notes will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, each of the notes will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the notes and as partial consideration for noteholders’ investment, the Company issued Common Warrants to purchase an aggregate of 77,573 Class B Common Units at an exercise price per unit of $0.01 to three of the noteholders. The Common Warrants had an aggregate value on issuance date of $0.6 million. The Common Warrant Holders can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price.

BC Ticketing Settlement and Convertible Note

The Company and BC Ticketing, LLC (“BCT”) previously entered into an arrangement that resulted in a dispute regarding the services provided by BCT pursuant to the prior arrangement and the payments and amounts owed by the Company in respect thereof (the “Dispute”). On December 31, 2022, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement.

As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of

$0.01 per unit.

This BC Ticketing Note bears 7.5% annual interest and matures on June 30, 2023. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium. In the event that the Company fails to pay any amount when due, or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, these events will constitute an event of default and BCT will have the option to declare the entire principal amount and interest payable immediately. Minimal debt issuance costs were incurred related to this note.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The BC Ticketing Note and accrued interest are convertible into Class B Common Units (or successor equity shares, if any) at BCT’s option at any time. The conversion price per unit is 80% of the then-current fair market value of each unit. The BC Ticketing Note will automatically convert into Class B Common Units or successor shares in the event of a change of control (as defined) at a conversion price equal to 80% of the unit value determined by the change of control event. Furthermore, the BC Ticketing Note will automatically convert into Class B Common Units or successor shares if the Company consummates (i) a Qualified Equity Financing, which is defined as a financing transaction for capital raising purposes that results in gross proceeds to the Company of at least $200.0 million (provided that no such minimum gross proceeds threshold applies in the event of an underwritten initial public offering (“IPO”)) or (ii) a direct listing of the Class B Common Units or successor shares on a national securities exchange (a “Direct Listing”), at a conversion price equal to 80% of the Issuance Price (as defined for each of the three circumstances-Qualified Equity Financing, IPO or Direct Listing).

Concurrently with the issuance of the BC Ticketing Note and as partial consideration for BCT’s investment, the Company issued to BCT a Class B Warrant to purchase 1,390,207 Class B Common Units at an exercise price per unit of $0.01. BCT may choose to purchase Class B Common Units at a fixed exercise price of $0.01 per unit or at a specified net settlement formula to the extent that the fair value of a Class B Unit exceeds the $0.01 exercise price.

Because the BC Ticketing Note had a fair value of $11.9 million on issuance date, and the Class B Warrant had a fair value of $9.8 million on issuance date, when given in exchange for the settlement of a liability totaling $9.9 million, a debt extinguishment loss of $11.8 million was recognized in Interest expense within Other income

(expense), net in the 2022 consolidated statement of operations and comprehensive loss. As of December 31, 2022, the BC Ticketing note is recorded at $11.9 million and included in Current portion of long-term debt on the consolidated balance sheet.

Promissory Notes

During 2022, the Company issued several promissory notes in the aggregate amount of $7.5 million to a non-related party and made partial repayments totaling $2.5 million on them. These notes are payable upon demand by the holder at any time after the twenty (20) day anniversary of their respective issuance dates, contain a 20% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week until repaid. The aggregate carrying value of these non-related party notes as of December 31, 2022, including accrued interest, was $8.3 million.

Prior to October 21, 2022, the Company issued promissory notes in the aggregate principal amount of $3.9 million to various related parties. The related party notes bear interest at rates ranging from 1.85% to 3.40% per annum, mature on the one-year anniversary of their respective issuance dates, and are payable upon maturity. Repayments totaling $2.4 million were made on these related party promissory notes during 2022. The aggregate carrying value of these related party notes, including accrued interest, as of December 31, 2022 was $1.6 million.

On October 21, 2022, a promissory note with a principal amount of $4.0 million was issued to the Aryana Health Care Foundation, which is a related party (“Aryana Note”). The Aryana Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issuance. The carrying value of the Aryana Note, net of debt discount, as of December 31, 2022 was $4.1 million.

On December 5, 2022, an unsecured subordinated promissory note with a principal amount of $2.5 million was issued to BASM, which is a related party (“BASM Note”). The BASM Note bears 6% annual interest. The note and accrued interest balance are payable on demand of the holder at any time after the date of issue. Concurrently with the issuance of the note and as partial consideration for noteholder’s investment, the Company issued

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Common Warrants to purchase an aggregate of 1,410,436 Class B Common Units at an exercise price per unit of $0.01. The Common Warrant Holder can choose to purchase Class B Common Units at an exercise price of $0.01 per Class B Common Unit or at a specified net settlement formula to the extent that the fair value of each Class B Common Unit exceeds the $0.01 exercise price. Upon issuance, the proceeds of the note received by the Company of $2.5 million was allocated between the value of the BASM Note and the warrants issued concurrently on the basis of each instrument’s fair value. The value allocated to the Common Warrants on issuance date was $2.0 million and the value allocated to the BASM Note was $0.5 million. As of December 31, 2022, the carrying value of the BASM Note, net of debt discount, was $0.7 million.

Five-year maturities

As of December 31, 2022, the annual principal maturities of outstanding debt obligations for each of the next five years is as follows (in thousands):

2023	$63,723
2024	$125
2025	$28,000
2026	$—
2027	$—
Thereafter	$161

Total	$92,009

Interest expense of $25.4 million on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2022 includes $20.8 million of loss from debt extinguishments and $4.6 million of interest expense. Interest expense for the year ended December 31, 2021 totaled less than $0.1 million.

NOTE 11 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents – The carrying amount reported on the consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on the consolidated balance sheets approximates fair value.

•	Accounts payable and accrued expenses – The carrying amount reported on the consolidated balance sheets approximates fair value.

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•	Contingent earn-out liabilities – Fair value is estimated using a probability-weighted analysis, the time until each of the earn-out payments are paid out, and an appropriate discount rate.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets as of December 31, 2022 and 2021 that are measured at fair value on a recurring basis during the period (in thousands):

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$57,032	$—	$—	$57,032
Convertible Notes payable for which the fair value option has been elected	91,247	—	—	91,247
Contingent earn-out liabilities	16,991	—	—	16,991

Total liabilities	$165,270	$—	$—	$165,270

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Warrant liabilities	$96,586	$—	$—	$96,586
Contingent earn-out liabilities	59,568	—	—	59,568

Total liabilities	$156,154	$—	$—	$156,154

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are valued using Level 1 inputs while warrant liabilities, convertible notes payable for which the fair value option has been elected, and earnout liabilities are valued using Level 3 inputs. As discussed in Note 7, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815. For the year ended December 31, 2022, the Company recorded a gain on the change in fair value of warrant liabilities of $39.6 million. For the year ended December 31, 2021, the Company recorded a loss on the change in fair value of warrant liabilities of $65.2 million. These amounts are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

The estimated fair value of each common warrant granted was determined on the grant date using the Black- Scholes option pricing model with the following assumptions for years ended December 31, 2022 and 2021:

	2022	2021
Expected term (years)	1.42 - 7.89	4.43
Risk-free interest rate	3.92% - 4.57%	1.12%

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2022 and 2021 (in thousands):

	Warrant liability	Convertible Notes payable	Contingent earn-out liability
Balance as of January 1, 2021	31,359	—	—
Additions(1)	—	—	67,327
Settlement(1)	—	—	(10,000)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

	Warrant liability	Convertible Notes payable	Contingent earn-out liability
Fair value measurement adjustments	65,227	—	2,241

Balance as of December 31, 2021	96,586	—	59,568
Additions(2)	—	76,218	18,038
Settlement(3)	—	—	(62,409)
Fair value measurement adjustments	(39,554)	15,029	1,794

Balance as of December 31, 2022	$57,032	$91,247	$16,991

(1)	Relates to the acquisition of Verzuz LLC. Refer to Note 3, Business Combinations, for details.
(2)

Additions to earn-out liability in 2022 include $6.7 million, $8.2 million, and $3.1 million related to the acquisitions of Bare Knuckle Fighting Championships, Inc., Julius, and Fangage respectively. Refer to Note 3, Business Combinations, for details.

(3)

Includes the settlement of the contingent earn-out liability of $55.0 million in the form of cash and equity related to the Verzuz acquisition and the payment of earn-out liability of $6.7 million in the form of equity related to the acquisition of Thuzio, LLC. On September 22, 2022, the Company and the former owners of the Company’s subsidiary Verzuz LLC entered into a Second Settlement and Payment Agreement, pursuant to which all amounts owed under the Amendment were settled via the issuance by the Company of 7.5% PIK Unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million in settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz. Refer to Note 3, Business Combinations, for details.

The Company’s contingent earn-out liability is measured on a recurring basis using significant unobservable inputs (Level 3). For the years ended December 31, 2022 and 2021, the total change in fair value of the Company’s contingent earn-out liability was $1.8 million, $2.2 million, respectively, which is included in Contingent consideration expense in the accompanying consolidated statements of operations and comprehensive loss.

The fair values of the contingent earn-out liability were determined based on significant unobservable inputs, including the discount rate, estimated timing of payment, estimated probabilities of achieving specified financial and operational performance targets, and estimated fair value per Class B Common Unit of Triller. The potential contingent consideration payments are estimated by applying the probability-weighted expected return method and applying the Monte Carlo simulation, with underlying forecast mathematics based on geometric Brownian motion in a risk-neutral framework. The resulting amounts are then discounted to present value.

As of December 31, 2021, the weighted-average discount rate was estimated to be 4.2%, the weighted-average payment term was estimated to be 1.6 years, and the fair value per Class B Common Unit of Triller was estimated to be $11.35. As of December 31, 2022, there were several contingent earn-out liabilities that were valued using the respective expected payment terms ranging from 0.64 to 1.2 years, discount rates ranging from 10.0% to 13.6%, and the fair value per Class B Common Unit of Triller was estimated to be $7.04.

The fair value of the contingent earn-out liability is sensitive to changes in the relevant operating metrics and/or revenue benchmarks and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in General and administrative expense in the accompanying consolidated statements of operations and comprehensive loss.

The total $17.0 million and $59.6 million of contingent earn-out liability as of December 31, 2022 and 2021, respectively, is included in Earn-out liability, current in the accompanying consolidated balance sheets.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Beginning in 2022, certain of the Company’s senior convertible notes and convertible promissory notes are accounted for under the fair value option election in ASC 825. Under the fair value option election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The estimated fair value adjustment is presented within other income (expense) in the 2022 statement of operations and comprehensive loss. The Company classifies its senior convertible notes and convertible promissory notes that are being valued under the fair value option election as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

The estimated fair value of the senior convertible notes and the convertible promissory notes as of December 31, 2022 was computed using a Scenario Based Analysis simulation of the present value of its cash flows using the assumptions shown below. A net loss from fair value movements of $13.0 million for the year ended December 31, 2022 and $0 for the year ended December 30, 2021 are included in Change in fair value of warrants and long-term debt in the accompanying consolidated statements of operations and comprehensive loss.

The significant inputs in the valuation models (for the scenario with a 90% probability) as of December 31, 2022 are as follows:

Inputs	Senior Convertible Notes	Convertible Promissory Notes
Valuation method	Scenario based analysis	Scenario based analysis
Conversion price	$8.12	$6.20 - $7.30
Fair value of conversion units	$9.71	$7.30
Expected term (years)	0.29	0.29
Volatility	80%	80%
Discount rate	20%	20%
Risk free rate	4.42%	4.42%

NOTE 12 – INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

Income (loss) from continuing operations before income taxes is comprised as follows:

	Year ended December 31,
	2022	2021
Domestic	$(162,264)	$(703,505)
Foreign	(1,440)	—

Total	$(163,704)	$(703,505)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Income (loss) from discontinued operations before income taxes is comprised as follows:

	Year ended December 31,
	2022	2021
Domestic	$(38,078)	$(71,113)
Foreign	—	—

Total	$(38,078)	$(71,113)

The components of income tax (benefit) expense were as follows (in thousands):

	Year ended December 31,
	2022	2021 (As restated)
Current:
Federal	$60	$59

State	—	—
Foreign	27	—

Total current income tax expense	87	59
Deferred:
Federal	(4,668)	(1,179)
State and Local	(1,400)	56
Foreign	(207)	—

Total deferred income tax benefit	(6,275)	(1,123)

Income tax benefit, net	($6,188)	($1,064)

The following is a reconciliation of the United States statutory federal income tax rate to the effective tax rate:

	Year ended December 31,
	2022	2021 (As restated)
Tax benefit (expense) computed at the federal statutory rate	21.0%	21.0%
State tax benefit (expense), net of federal benefit	5.1	4.5
Nontaxable pass-through income	(0.4)	—
Unit-based compensation.	(3.3)	—
Warrant	4.0	(1.8)
Other	0.0	(0.3)
Deferred true ups	1.8	—
Valuation allowance	(24.9)	(23.3)

Income tax benefit	3.3%	0.14%

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The significant components of net deferred tax balances were as follows (in thousands):

	Year ended December 31,
	2022	2021 (As restated)
Deferred tax assets:
Net operating loss carryforward	$101,893	$72,540
Right of Use Asset	1,158	—
Other	14,508	539
Unit-based compensation	137,535	128,640

Total deferred tax assets	255,094	201,719
Deferred tax liabilities:
Intangibles	(21,888)	(20,198)
Right of Use Liability	(1,196)	—
Other	(24)	(9)

Total deferred tax liabilities	(23,108)	(20,207)
Net deferred tax balance before valuation allowance	231,986	181,512

Valuation allowance	(246,622)	(196,629)

Net deferred taxes	$(14,636)	$(15,117)

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred by the Company over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $246.6 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

In 2022, the total valuation allowance for the Company increased by $50.0 million primarily related to increases in net operating losses (“NOLs”) for which it is more likely than not that the benefits of these items will not be realized, as well as maintaining a valuation allowance attributable to Triller’s deferred tax assets that existed upon acquisition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The estimation of future taxable income and the Company’s ability to utilize deferred tax assets can significantly change based on future events, including management’s determination as to feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

The Company has estimated U.S. net operating loss carryforwards totaling $389.2 million as of December 31, 2022. Utilization of its net operating losses may be subject to limitations upon certain ownership changes as provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. As of December 31, 2022, non-U.S. net operating loss carryforwards amounted to approximately $3.4 million. Such non-U.S. net operating loss carryforwards can be carried forward indefinitely. Sections 382 and 383 of the Code subject the future utilization of net operating losses and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined in the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Code. The Company may be subject to the net operating loss utilization provision of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code, it is likely that the utilization of its NOLs will be limited. The Company has not performed an analysis under Section 382 of the Code for the net operating losses of any of its corporate subsidiaries.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) amended Section 174 to require capitalization of all research and experimental (“R&E”) costs incurred in tax years beginning after December 31, 2021. These costs are required to be amortized over five years if the R&E activities are performed in the U.S., or over 15 years if the activities were performed outside the U.S. The Company capitalized approximately $3.8 million of R&E expenses incurred as of December 31, 2022.

The Company recognizes the tax benefit from an uncertain tax position only if is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company’s policy is to recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. There were no unrecognized tax benefits as of December 31, 2022 and 2021, respectively.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2022, the Company’s federal and state income tax returns for the years 2017 through 2022 remain open and are subject to examination.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	December 31, 2022
	Cost	Accumulated Amortization	Net Carrying Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$91,188	$21,211	$69,977	3.33
Trademarks and trade names	23,000	2,215	20,785	8.77
Customer-related intangible	16,075	1,894	14,181	7.04
Content	19,700	3,237	16,463	8.72
Capitalized Software	22,235	7,316	14,920	3.97
Other	603	—	603	4.83

Total	$172,802	$35,872	$136,929	5.67

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

	December 31, 2021
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$76,688	$5,319	$71,369	4.71
Trademarks and trade name	8,000	372	7,628	9.57
Customer-related intangible	12,920	352	12,568	9.73
Content	16,300	1,352	14,948	9.18
Capitalized software	17,490	3,295	14,195	4.10
Other	—	—	—	—

Total	$131,398	$10,689	$120,708	6.02

Amortization expense relating to the Company’s intangible assets was approximately $25.2 million and $8.9 million for the years ended December 31, 2022 and 2021, respectively.

The following is a summary the Company’s goodwill activity for the years ended December 31, 2022 and 2021 (in thousands):

Balance as of January 1, 2021	$10,085
Goodwill acquired	179,495
Goodwill impairment	—

Balance as of December 31, 2021	$189,580
Goodwill acquired	39,824
Goodwill impairment	—
Purchase accounting adjustments	2,091

Balance as of December 31, 2022	$231,495

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2023	$29,062
2024	28,787
2025	26,403
2026	22,998
2027	8,301
Thereafter	21,378

Total amortization expense	$136,929

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 14 – OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31, 2022 and 2021 (in thousands):

	2022	2021
Other current assets:
Prepaid expenses and other	$692	$1,678
Deposits	15	—

	$707	$1,678

NOTE 15 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31, 2022 and 2021 (in thousands):

	2022	2021 (As Restated)
Other current liabilities
Litigation and settlement accruals	$10,900	$1,900
Redemption payable	7,298	—
Advance from acquisition	3,000	2,405
Deferred revenue	3,163	2,599
In-app credits	5,167	309
Other	411	33

	$29,939	$7,246

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contractual Commitments

The Company has non-cancelable contractual agreements related to music licensing and other obligations related to the use of copyrighted music.

The future minimum contractual commitments including commitments less than one year, as of December 31, 2022 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2023	$9,646
2024	1,691
2025	—
2026	—
2027	—
Thereafter	—

Total commitments	$11,337

The Company has engaged a financial advisor to assist in the direct listing of its securities. Fees totaling $5.0 million are payable upon the successful completion of a public listing.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Legal Matters and Other Contingencies

From time to time, the Company is party to various claims and legal proceedings incident to the operation of its business. For example, the Company is currently involved in proceedings brought by music companies relating to the payment of royalties for music used on its platform, employment and related matters, consumer class actions and suits alleging, among other things, violations of state consumer protection or privacy laws, and contractual disputes over representations and warranties and post-closing obligations associated with business acquisitions.

In addition, third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to intellectual property disputes, including patent infringement claims, and management expects that it will continue to be subject to intellectual property infringement claims as its services expand in scope and complexity. The Company is not presently involved in any patent infringement and other intellectual property-related lawsuits. The Company may also become more vulnerable to third-party claims as laws such as the Digital Millennium Copyright Act are interpreted by the courts, and the Company becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries are either unclear or less favorable. Management believes that additional lawsuits alleging that the Company has violated patent, copyright or trademark laws may be filed against it. Intellectual property claims, whether meritorious or not, are time consuming and often costly to resolve, could require expensive changes in the Company’s methods of doing business or the goods it sells, or could require the Company to enter into costly royalty or licensing agreements.

The Company is also subject to consumer claims or lawsuits relating to alleged violations of consumer protection or privacy rights and statutes, some of which could involve potentially substantial claims for damages, including statutory or punitive damages. Consumer and privacy-related claims or lawsuits, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, or require the Company to change its business practices, sometimes in expensive ways.

The Company is also subject to, or in the future may become subject to, a variety of regulatory inquiries, audits, and investigations across the jurisdictions where it conducts business, including, for example, inquiries related to consumer protection, employment matters and/or hiring practices, marketing practices, tax, unclaimed property and privacy rules and regulations. Any regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards, fines and penalties, injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change its business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, materially damage its brand or reputation, or otherwise harm its business.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.

The Company establishes an accrued liability for loss contingencies related to legal and regulatory matters when the loss is both probable and reasonably estimable. Those accruals represent management’s best estimate of probable losses and, in such cases, there may be an exposure to loss in excess of the amounts accrued. For certain of the matters described above, there are inherent and significant uncertainties based on, among other factors, the stage of the proceedings, developments in the applicable facts of law, or the lack of a specific damage claim.

The Company’s accrued liabilities for loss contingencies related to legal and regulatory matters may change in the future as a result of new developments, including, but not limited to, the occurrence of new legal matters, changes in the law or regulatory environment, adverse or favorable rulings, newly discovered facts relevant to the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

matter, or changes in the strategy for the matter. Regardless of the outcome, litigation and other regulatory matters can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

As of December 31, 2022 and 2021, the Company has accrued $11.4 million and $1.9 million, respectively, for ongoing litigation related matters.

NOTE 17 – RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller Platform Co. f/k/a Triller Inc. (“Platform Co.”) engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Platform Co.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. In 2021 and 2022, Mashtraxx was paid approximately $12.3 million and $4.2 million under the Services Agreement, respectively. As of December 31, 2022, the Company has a payable to Mashtraxx totaling $0.5 million on the consolidated balance sheet. Philip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Platform Co. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2021 and 2022, Proxima was paid approximately $1.5 million and $0.4 million, respectively, for the office space. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of the Company, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1.0 million to such trusts. The trustees of the trusts are relatives of one of the Company’s founders and former director Ryan Kavanaugh, who was one of the Company’s directors at the time of the transactions. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $0.3 million and warrants to purchase an aggregate of 119,647 Class B Common Units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Platform Co. Agreement

On April 20, 2020, Proxima and Platform Co. entered into an agreement pursuant to which Proxima agreed to secure on Platform Co.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Platform Co., Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Platform Co. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Platform Co. in connection with the event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is a beneficial owner of more than 5% of the Company’s equity securities.

Proxima Transactions

On March 16, 2020, Platform Co. reimbursed Proxima approximately $0.3 million for legal and business expenses that Proxima had paid for in 2019 and 2020 related to the Platform Co. acquisition in October 2019.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $2.035 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 27, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10.0 million while the warrants remain outstanding as of December 31, 2022. Acquisition was an affiliate of Bobby Sarnevesht and the Company’s former director Ryan Kavanaugh, who was a director at the time of the transaction. Acquisition was merged with and into the Company on August 17, 2022.

Multiverse Investment Fund I LLP

On July 7, 2020, Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. Ryan Kavanaugh, the Company’s former director and the son of Jack Kavanaugh, was a director at the time of the transaction.

Truverse Acquisition

On December 13, 2021, the Company entered into a Share and Unit Exchange Agreement with Truverse Inc. (“Amplify”) and Truverse HoldCo Inc. pursuant to which the Company acquired all of the issued and outstanding equity interests of Amplify for a purchase price of $91.4 million, consisting entirely of 8,051,962 Class B common units. In connection with the acquisition of Amplify, we issued to Mahi de Silva 91,940 Class B common units in satisfaction of a debt obligation of Amplify to Mr. de Silva in the amount of approximately $0.8 million. Mr. de Silva, our Chief Executive Officer and one of our directors, was our Chief Executive Officer and one of our directors at the time of the transaction.

GEX Consulting Agreement

On September 9, 2020, Platform Co. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Platform Co. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Platform Co. paid GEX approximately $0.2 million in 2021 and less than $0.1 million in 2022. Sri Vanamali, a former director of the Company, was engaged to provide services as a consultant for the Company under the GEX Agreement.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Ryan Kavanaugh under which Platform Co. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Platform Co’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022. In 2021, Ryan Kavanaugh was issued the warrants noted below:

In accordance with the employment agreement:

•

On January 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On December 1, 2021, the Company issued the Trustee of the R. Kavanaugh Trust a warrant to purchase 22,874,778 of the Company’s Class B Common Units at an exercise price of $8.3579.

In December 2021, the Company and Mr. Kavanaugh orally agreed that Mr. Kavanaugh would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Kavanaugh orally agreed to reduce Mr. Kavanaugh’s salary on a going-forward basis to $1,000 per month.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Platform Co. entered into an employment agreement with Bobby Sarnevesht under which Platform Co. agreed to pay Mr. Sarnevesht a base salary of $1.0 million per year and a performance bonus determined annually by Platform Co.’s Board of Directors based on attainment of performance goals established by Platform Co.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Platform Co. and not in material uncured breach of his agreement, Platform Co. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2022. In 2021, Bobby Sarnevesht was issued the warrants noted below:

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued to each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued to each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On November 12, 2021 the Company issued to each of AS and BAS warrants to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On December 1, 2021, the Company issued to each of AS and BAS warrants to purchase 11,437,389 of the Company’s Class B Common Units at exercise prices of $8.3579.

In December 2021, the Company and Mr. Sarnevesht orally agreed that Mr. Sarnevesht would not be entitled to further warrant-based compensation pursuant to his employment agreement other than that which had been issued to-date. In March 2022, the Company and Mr. Sarnevesht orally agreed to reduce Mr. Sarnevesht’s salary on a going- forward basis to $1,000 per month.

Convertible Debt Financing

During the period beginning November 19, 2021, and ending May 26, 2022, the Company issued 7.5% PIK Unsecured Convertible Promissory Notes to Falcon Triller Convertible Note Ltd. in the aggregate principal amount of $12.3 million (the “Falcon Notes”), BAS Living Trust in the aggregate principal amount of $4.1 million and to AS Trust and BASM HoldCo LLC as joint note holders in the aggregate principal amount of $4.3 million (the notes issued to BAS Living Trust, AS Trust and BASM HoldCo LLC, collectively, the “AS/BAS Convertible Notes”). Falcon Triller Convertible Note Ltd. is an affiliate of Falcon Triller SPIV Ltd., Falcon Triller SPIV II Ltd., Falcon Triller SPIV III Ltd., and Falcon Triller SPIV IV Ltd., which are the registered holders of the Company’s Class B common units. Bobby Sarnevesht is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust and an affiliate of BASM HoldCo LLC. All principal and accrued interest owed under the Falcon Notes and the AS/BAS Convertible Notes was converted into 2,365,060 Series AA-1 Preferred Units on August 17, 2022. See Note 10—Debt, for more information on the convertible notes.

2022 Senior Convertible Note Financings

On August 18, 2022, the Company entered into a Convertible Note Purchase Agreement with Total Formation Inc. pursuant to which Total Formation Inc. purchased, and the Company issued to Total Formation, a Senior Convertible Note in the principal amount of $25.0 million (the “TFI Note”). The TFI Note bears interest at a rate of 15% per annum and is payable in full upon its one-year maturity date unless earlier converted or accelerated in accordance with its terms. Concurrently with the issuance of the TFI Note and as partial consideration for Total Formation Inc.’s investment, the Company issued to Total Formation Inc. a warrant to purchase 598,236 Series A-1 Preferred Units at an exercise price per unit of $2.72 and entered into a Share Conversion Agreement with Total Formation Inc. and Castle Lion Investments Limited pursuant to which all Class A Common Units and Class B Common Units held by Total Formation Inc. and Castle Lion Investments Limited were converted into 34,163,117 Series A-1 Preferred Units and all warrants to purchase Class B Common Units previously held by Total Formation Inc. were exchanged for a warrant to purchase 7,178,837 Series A-1 Preferred Units at an exercise price per unit of $2.035.

On December 31, 2022, a Senior Convertible Note with a principal amount consisting of the lesser of (a) the aggregate amount of all Bridge Loan Advances (as defined) and (b) $10.3 million was issued to Total Formation

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Inc. (the “TFI December Note”). The TFI December Note bears 15% annual interest and is payable on demand at any time on or after August 18, 2023 unless earlier converted or accelerated in accordance with its terms. As additional amounts are advanced by Total Formation Inc. to the Company under the TFI December Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. As of December 31, 2022, Bridge Loan Advances totaling $2.0 million had been made by Total Formation Inc. to the Company. Concurrently with the issuance of the TFI December Note and as partial consideration for TFI’s investment, the Company issued to TFI a Preferred Warrant to purchase 239,295 Series A-1 Preferred Units at an exercise price per unit of $2.72.

Total Formation Inc. and Castle Lion Investments Limited are affiliates of Tsai Ming Hsing, a beneficial owner of the Company’s equity units. See Note 10—Debt, for more information on the TFI Note and the TFI December Note.

Verzuz Convertible Notes

On September 22, 2022, the Company issued to the former owners of the Company’s subsidiary Verzuz LLC (“Verzuz members”) unsecured Convertible Promissory notes in the aggregate principal amount of $37.0 million (the “Verzuz Notes”) in full settlement of various claims the former owners had brought in connection with post-closing obligations pertaining to the Company’s acquisition of Verzuz in 2021. The Verzuz members are current unitholders of the Company and related parties. See Note 10—Debt, for more information on the Verzuz Notes.

2022 Debt Financing

During the period beginning May 25, 2022 and ending September 26, 2022, the Company issued promissory notes in the aggregate principal amount of $4.9 million to BAS Living Trust, AS Trust, Mahi de Silva and Proxima Media LLC. The notes mature upon the one-year anniversary of their respective issuance dates and accrue simple interest at rates ranging from 1.85% to 3.05%. Bobby Sarnevesht is the trustee of BAS Living Trust and his mother, Julia Hashemieh, is the trustee of the AS Trust. Mahi de Silva is the Company’s Chief Executive Officer. Proxima Media LLC is a beneficial owner of more than 5% of the Company’s equity securities.

Dog for Dog Sponsorship

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee was payable no later than April 2023, and as part of discontinued operations, the Company’s receivable was written-off as of December 31, 2022. The expense is included in Net income (loss) from discontinued operations, net of income taxes on the consolidated statement of operations and comprehensive loss. Through an affiliated entity, Ryan Kavanaugh, the Company’s former director who was a director at the time of the transaction, is the majority owner of and exercises control over Dog for Dog.

Bay Area Surgical Management (“BASM”) Transactions

In connection with BASM’s provision of payroll and accounting services to the Company, $0.5 million has been accrued for services as of December 31, 2022. BASM is an affiliate of Bobby Sarnevesht.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Bobby Sarnevesht & Affiliate Share and Note Redemption & Note Issuance; Rescission

On October 21, 2022, the Company redeemed from AS Trust and BAS Living Trust 949,812 Series AA-1 Preferred Units, terminated all outstanding promissory notes held by AS Trust, BAS Living Trust and BASM HoldCo LLC, and issued in exchange (i) 6.0% unsecured subordinated promissory notes in the aggregate principal amount of $14.1 million to the Aryana Health Care Foundation, AS Trust, BAS Living Trust and BASM HoldCo LLC and (ii) warrants to purchase 1,595,998 Class B Common Units at an exercise price per unit of $5.00 to the Aryana Health Care Foundation, AS Trust and BASM HoldCo LLC. These notes and warrants were rescinded and are no longer outstanding as of December 31, 2022. Bobby Sarnevesht, one of the Company’s founders, is the trustee of the BAS Living Trust and his mother, Julia Hashemieh, is an affiliate of the Aryana Health Care Foundation, and BASM HoldCo LLC and the trustee of the AS Trust.

Aryana Health Care Foundation October 2022 Promissory Note

On October 21, 2022, the Company issued a 6.0% unsecured promissory note in the aggregate principal amount of $4.0 million to the Aryana Health Care Foundation. Julia Hashemieh, the mother of one of the Company’s founders, Bobby Sarnevesht, is an affiliate of the Aryana Health Care Foundation. See Note 10—Debt, for more information on the Aryana Note with a principal amount of $4.0 million, which remained outstanding as of December 31, 2022.

BASM December 2022 Promissory Note and Affiliate Warrant

On December 5, 2022, the Company issued to BASM HoldCo LLC (i) a 6.0% unsecured promissory note in the aggregate principal amount of $2.5 million to BASM HoldCo LLC in respect of a loan in the same amount and (ii) as additional consideration for the loan, a warrant to purchase 1,410,436 Class B Common Units at an exercise price per unit of $0.01 to Julia Hashemieh, an affiliate of BASM HoldCo LLC and the mother of one of the Company’s founders, Bobby Sarnevesht. See Note 10—Debt, for more information on the BASM Note.

NOTE 18 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through August 2, 2023, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

April 2023 Convertible Debt Facilities

On April 7, 2023, the Company entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our class A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

in connection with a go-public transaction involving the Company (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Class A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of our Class A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

Convertible Notes

The Company issued twenty-three unsecured convertible promissory notes to separate holders for a total principal amount of $12.4 million. The notes bear simple interest on the outstanding principal amount at the rate of 7.5% per annum which commences on the issuance date and continues until the notes are paid in full or converted. At any time while these notes remain outstanding, the holder is entitled to convert all or any portion of the outstanding principal amount together with the unpaid accrued interest into Class B common units of the Company. The notes automatically convert into Class B common units of the Company in the event of a subsequent equity financing, direct listing, or change of control. The notes are subordinated in right of repayment to the rights of the holder of the TFI Note and the TFI December Note.

In connection with the issuance of certain of the notes, the Company issued warrants to purchase 2,632,027 Class B Common Units. Each warrant is exercisable in whole or in part at the election of the holder on or prior to the 5th anniversary of its issuance date at an exercise price per unit of $0.01, subject to earlier expiration in the event of a change of control or initial public offering.

BKFC Share Issuance

In May 2023, the Company’s subsidiary Bare Knuckle Fighting Championships (“BKFC”) issued 500,001 shares of BKFC common stock with a fair value of $5.23 per share to existing shareholders as a purchase price settlement.

BKFC Warrants

BKFC issued warrants to purchase 215,000 shares of common stock of BKFC as equity-based compensation to various service providers. Each warrant is exercisable in whole or in part at the election of the holder at an exercise price per share of $5.233 and expires on the fifth (5th) anniversary of its issuance date.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

BKFC Convertible Notes and Warrants

During the period beginning April 13, 2023 and ending April 28, 2023, the Company’s subsidiary Bare Knuckle Fighting Championships, Inc. issued $5.1 million aggregate principal amount of promissory notes and warrants to purchase 661,000 shares of BKFC common stock to various lenders. The notes bear simple interest at a rate of 12% per annum, mature on August 15, 2023, and provide for repayment prior to maturity in an amount equal to 80% of all revenues BKFC collected from its event held on April 29, 2023. The maturity date is subject to acceleration to the date which is 10 days after the closing of any equity financing by the Company after the listing of its equity securities on a national stock exchange, if any such closing occurs. Each note entitles the holder thereof to convert all or any portion of the balance due under such note into shares of common stock of BKFC at a conversion price of $5.233 per share. In the event of an event of default, the notes bear default interest at a rate of 20% per annum. The obligations of BKFC under the notes are guarantied by the Company pursuant to guaranty agreements entered into with the holders of the notes. As of August 2, 2023, BKFC has made repayments of principal and interest in the aggregate amount of $0.1 million and $800,000 of principal under the notes has been converted into 152,868 shares of BKFC common stock.

Short-Term Loan

On June 27, 2023 the Company entered into a Business Loan and Security Agreement pursuant to which the Company borrowed $2.0 million from a lender and received gross proceeds in the amount of $1.9 million. The loan provides for repayment in 24 weekly installments and carries $0.9 million in total interest expense provided all payments are timely made. The loan is secured by a limited guaranty and pledge of securities given in favor of the lender by Share Loan Holding Vehicle LLC, an entity controlled by the Company’s former director Ryan Kavanaugh who, through Proxima Media, Share Loan Holding Vehicle LLC and various trusts, is a beneficial owner of more than 5% of the Company’s equity securities.

July 2023 Short-Term Loan

On July 19, 2023, the Company entered into a Commercial Note agreement pursuant to which the Company borrowed $1.0 million from a lender and received gross proceeds in the amount of $0.9 million. The loan provides for repayment in 20 weekly installments and carries $0.5 million in total interest expense provided all payments are timely made. Triller Inc. is a Guarantor to the Commercial Note agreement.

Settlement with Sony Music Entertainment

On July 21, 2023, the Company entered into a Confidential Settlement Agreement with Sony Music Entertainment, Inc. and its affiliates pursuant to which the parties agreed that the Company would satisfy a judgment the plaintiffs had obtained against the Company’s subsidiary Triller Platform Co. in the amount of $4.6 million, and pay an additional sum of money, in installments. Upon receipt of a specified amount of payment under the agreement Sony and its affiliates will release the Company and its affiliates from all claims arising out of the action and the underlying Content Distribution Agreement, effective September 1, 2016.

NOTE 19 – DISCONTINUED OPERATIONS

In June 2022, the Company’s management announced its intentions to strategically divest TFC Productions. This decision enabled the Company to focus financial and management resources on its core ongoing operations and towards the Company’s growth strategies. As a result of these actions, TFC Productions is reported as a discontinued operation in the consolidated financial statements for all periods presented in accordance with ASC 205-20, Discontinued Operations. The Company does not have or anticipate having any significant continuing

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

involvement or continuing revenues and expenditures associated with the business. The assets and liabilities of the discontinued operation have been aggregated and reported on separate lines of the consolidated balance sheets. As of June 30, 2022, TFC Productions was no longer being operated by the Company and the Company no longer incurs any material production and operating costs associated with the component. Additional costs were incurred subsequent to June 30, 2022 to settle certain vendor contracts. Future costs will be incurred relating to TFC Productions as the Company continues to settle litigation and other matters relating to this discontinued business.

The operating results of TFC Productions, which is shown as discontinued operations on the Company’s consolidated financial statements, were as follows for the periods presented:

	For the Year Ended December 31,
	2022	2021
Revenue	502	36,475
Operating costs and expenses
Cost of revenues	8,426	87,028
Research and development	13	—
Selling and marketing	1,338	3,972
Asset write-offs (recoveries)	12,359	1,666
General and administrative	16,444	14,923

Total operating expenses	38,580	107,589

Loss from discontinued operations	38,078	71,114
Income taxes	—	—

Loss (gain) from discontinued operations net of taxes	38,078	71,114

             Shares

Series A Common Stock

PROSPECTUS

                     , 2023

Until                     , 2024 (25 days after the listing of our Series A common stock), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this listing, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee and the NYSE listing fee.

Amount
SEC registration fee		$41,845.58
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective in connection with the effectiveness of this registration statement, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective in connection with the effectiveness of this registration statement, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

We have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Item 15. Recent Sales of Unregistered Securities

The following information has been retroactively adjusted to give effect the Reorganization as described under the section titled “The Reorganization” included elsewhere in this registration statement.

Option Grants

We granted our employees, directors and other service providers 8,870,105 options to purchase shares of Series A common stock at a weighted average exercise price of $5.74 in 2021 and 5,375,087 options to purchase shares of Series A common stock at a weighted average exercise price of $11.01 in 2022. From January 1, 2023 through the date of this registration statement, we have granted our employees, directors and other service providers 1,013,710 options to purchase shares of Series A common stock at a weighted average exercise price of $7.04. The options were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Restricted Shares

We granted our employees, directors and other service providers 4,961,248 restricted shares of Series A common stock in 2022, 0 restricted shares of Series A common stock in 2021 and 0 restricted shares of our Series A common stock in 2020. From January 1, 2023 through the date of this registration statement, we have granted our employees, directors and other service providers 25,000 restricted shares of Series A common stock. The grants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Service Provider Units

We granted our employees, directors and other service providers 1,000,000 service provider units in 2022, 3,861,550 service provider units in 2021 and 1,978,311 service provider units in 2020. From January 1, 2023 through the date of this registration statement, we have not granted our employees, directors and other service providers any service provider units. These units are intended to qualify as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43 and vest upon the satisfaction of both a service condition and a performance condition The grants were issued in reliance on Section 4(a)(2) under the Securities Act.

Compensatory Warrant Grants

We granted our employees, directors and other service providers 2,879,342 warrants to purchase shares of our Series A common stock with a weighted average exercise price of $1.56 in 2020, 95,916,568 warrants to purchase shares of our Class B common stock with a weighted average exercise price of $5.90 in 2021 and 22,969,430 warrants to purchase shares of our Series B common stock with a weighted average exercise price of $4.29 in 2020. From January 1, 2023 through the date of this registration statement, we have granted our employees, directors and other service providers 0 warrants to purchase shares of our Series B common stock. The warrants were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

Other Warrant Issuances

We issued 1,450,000 warrants to purchase shares of Series A common stock in non-compensatory circumstances with a weighted average exercise price of $1.00 in 2020.

We issued 2,953,170 warrants to purchase shares of Series B common stock in non-compensatory circumstances with a weighted average exercise price of $4.15 in 2022, 5,053,164 warrants to purchase shares of our Series B common stock with a weighted average exercise price of $1.67 in 2021, and 5,983,538 warrants to purchase shares of our Series B common stock with a weighted average exercise price of $3.41 in 2020.

We issued 8,016,368 warrants to purchase shares of Series A-1 preferred stock in non-compensatory circumstances with a weighted average exercise price of $2.11 in 2022.

From January 1, 2023 through the date of this registration statement, we issued 3,084,625 warrants to purchase shares of Series A common stock in non-compensatory circumstances with a weighted average exercise price of $0.10 in 2023.

These warrants were issued in reliance on Section 4(a)(2) under the Securities Act.

Acquisition Consideration

We have issued shares of our Series A common stock as consideration for business acquisitions:

•	12,285,003 shares in 2020 for the acquisition of Halogen Holdings Inc.;

•	5,289,542 shares in 2021 and 2022 for the acquisition of Verzuz LLC;

•	2,991,182 shares in 2021 for the acquisition of Flipps Media, Inc.;

•	2,712,004 shares in 2021 and 2022 for the acquisition of Thuzio, LLC;

•	8,051,962 shares in 2021 for the acquisition of Truverse, Inc.;

•	1,595,294 shares in 2022 for the acquisition of Bare Knuckle Fighting Championships, Inc.;

•	2,500,509 shares in 2022 for the acquisition of Fangage Holding B.V.; and

•	349,808 shares in 2022 for the acquisition of Juliusworks LLC.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Private Placements of Units

We have issued the following shares of Series A common stock in private placements for cash:

•	42,882,644 shares in 2021 at an average purchase price of $5.85 per share; and

•	22,558,086 shares in 2020 at an average purchase price of $2.87 per share

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Convertible Notes

We sold $10,000,000 aggregate principal amount of 7.50% convertible notes in 2021 and $19,665,000 aggregate principal amount of 7.50% convertible notes in 2022. The notes were converted into Series AA-1 Preferred Units of Triller Hold Co LLC on August 17, 2022 at a conversion price of $9.0932 per unit, and are subject to adjustment in the event the reference price applicable to the direct listing is less than $9.0932 per share. In the event the reference price applicable to the direct listing is less than $9.0932 per share, the post-conversion adjustment of the conversion price will be equal to 80% of the direct listing reference price. These notes were issued in reliance on Section 4(a)(2) under the Securities Act.

In the fourth quarter of 2022, we issued unsecured subordinated convertible notes with an aggregate principal amount of $2.6 million to various noteholders who are related parties. The notes bears interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The notes automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

From January 2023 through August 2023, we issued unsecured subordinated convertible notes with an aggregate principal amount of $23.0 million to various noteholders. The notes bear interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The notes automatically convert into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

In connection with the issuance of certain of the notes, we issued warrants to purchase 224,256 Class B Common Units. Each warrant is exercisable in whole or in part at the election of the holder on or prior to the 5th anniversary of its issuance date at an exercise price per unit of $0.01, subject to earlier expiration in the event of a change of control or initial public offering.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Total Formation Convertible Notes and Warrants

On August 18, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note with a principal amount of $25 million (the “Convertible Note”) to Total Formation, Inc. (“Total Formation”), an existing investor. The Convertible Note bears interest at a rate of 15% per annum and is payable on demand by Total Formation at any time on or after August 18, 2023, the first anniversary of the issue date. The Convertible Note is convertible into Series A-1 preferred stock (after giving effect to the Reorganization) at the option of Total Formation based upon a conversion price equal to, at the time of conversion, the least of (1) $8.3579, (2) 80% of the per-share or per-unit offer price to the public in connection with an underwritten initial public offering or, the average of the closing trading per share or per-unit price during the first 5 trading days following a direct listing on a national stock exchange or marketplace, or (3) 80% of the per-unit price in any financing transaction in which preferred stock are sold. The Convertible Note may be redeemed at the option of Total Formation for the principal amount plus accrued interest in the event of a public or private securities offering by us with expected total gross proceeds of $100.0 million or greater. Total Formation has the right, exercisable for a period of 10 business days after receipt of notice of such an offering, to require us to prepay in cash all or any portion of the balance of this Convertible Note then outstanding, together with all accrued interest on the portion of this Convertible Note so prepaid. If any amount payable under this Convertible Note is not paid when due, such overdue amount will bear interest at a default rate of 16% from the date of non-payment until paid in full, with the interest due payable immediately, upon demand from Total Formation.

In connection with the sale of the Convertible Notes, we also issued to Total Formation 598,236 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share. In addition, existing common units and warrants held by Total Formation and its affiliates were converted into 34,163,117 Series A-1 preferred units (which convert into Series A-1 preferred stock in the Reorganization) and 7,178,837 warrants to purchase Series A-1 preferred units with an exercise price of $2.035 per unit (which convert into warrants to purchase Series A-1 preferred stock in the Reorganization).

On December 31, 2022, we entered into a Convertible Note Purchase Agreement and issued a senior convertible note to Total Formation (the “December Convertible Note”) with a principal amount of the lesser of (i) the aggregate amount of all Bridge Loan Advances (as defined below) and (ii) $10.3 million. The December Convertible Note bears interest at an annual rate of 15% and is payable on demand at any time on or after August 18, 2023. As additional amounts are advanced by Total Formation to us under the December Convertible Note, up to $10.3 million (“Bridge Loan Advances”), the principal amount due under the note will increase. The December Convertible Note has the same conversion feature, right of redemption, and default rate upon non-payment as the Convertible Note.

In connection with the sale of the December Convertible Note, we also issued to Total Formation 239,295 warrants to purchase Series A-1 preferred stock (after giving effect to the Reorganization) with an exercise price of $2.72 per share.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

Verzuz Convertible Notes

On September 22, 2022, we issued $37.0 million aggregate principal amount of 3% unsecured convertible notes to the founders of Verzuz, LLC in settlement of all legal claims brought by the founders of Verzuz arising out of the Verzuz acquisition agreement. We are required to make installment repayments of principal and accrued interest following the closing of each financing transaction for capital raising purposes (“Subsequent Financing”) that we consummate, in the amount of 25% of the net proceeds received by us in such Subsequent Financing.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

BC Ticketing Convertible Note and Warrant

On December 31, 2022, we issued a convertible note in the aggregate principal amount of $9.9 million aggregate principal amount to BC Ticketing, LLC (“BCT”) in settlement of all legal claims brought by BCT arising out of a dispute with BCT. The note bears interest at 7.5% and is convertible into Class B common units, at 80% of the then-current fair market value of each unit. The note automatically converts into Class B common units upon the occurrence of a change of control at 80% of the unit value determined by the change of control event and (ii) if we consummate a financing transaction for capital raising purposes that results in gross proceeds to us of at least $200.0 million (provided that no such threshold applies in the event of an underwritten public offering or (B) a direct listing of our common stock on a national securities exchange at a conversion price equal to 80% of the issuance price.

We also issued to BCT a warrant to purchase 1,390,207 Class B common units at a purchase price of $0.01 per unit.

On March 31, 2023, to avoid the cost and expense of litigation, the parties agreed to settle the Dispute by entering into a Settlement Agreement. As part of the Settlement Agreement, the amount of $9.9 million owing as a result of the Dispute and the prior arrangement was terminated. In full settlement and satisfaction of all claims relating to the Dispute the Company issued to BCT (i) a convertible promissory note in the initial principal amount of $9.9 million (the “BC Ticketing Note”) and (ii) a warrant to purchase 1,390,207 Class B Common Units of the Company at a purchase price of $0.01 per unit.

April 2023 Convertible Debt Facilities

On April 7, 2023, the Company entered into a Subscription Agreement with Sabeera Triller 1 LLC (“Sabeera 1”), pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 1 in exchange for a Convertible Note in an amount equal to 110% of the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 1 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01 (which will be converted into up to 14,084,337 shares of our Series A common stock following the consummation of the Reorganization). The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 1’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of a planned reorganization to be consummated in connection with a go-public transaction involving the Company (the “Reorganization”) and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 1.

On April 7, 2023, the Company entered into a subscription agreement with Sabeera Triller 2 LLC (“Sabeera 2”) pursuant to which we are entitled to draw down from time to time, at our option and in our sole discretion, up to a maximum aggregate amount of $100.0 million of gross proceeds from Sabeera 2 in exchange for a Convertible Note in an amount equal to the sum of all draws. The Convertible Note will mature 180 days after its initial issuance and bear simple interest, payable in kind, at a rate of 7.5% per annum, and is convertible at a conversion price of 80% of the then current fair market value of the common equity (x) at the option of the holder at any time while the note remains outstanding and (y) automatically in the event of a qualified equity financing, IPO, direct listing, or change of control. Additionally, we will issue to Sabeera 2 warrants to purchase up to 14,104,372 shares of our Series A common stock at an exercise price per share of $0.01, as well as warrants to purchase up to 1,410,437 shares of our Series A common stock at an exercise price per share equal to the then-current fair market value on the date each such warrant is granted. The warrants will be issued on a rolling, pro rata basis that corresponds with the amount of funding drawn, if any, from the facility. Sabeera 2’s obligation to provide funding under the facility will end upon the earlier to occur of (i) the consummation of the Reorganization and (ii) the date which is ten (10) business days prior to the maturity date of the Convertible Note. There are no fees or other charges payable to Sabeera 1 in order to maintain the investment commitment. Adel Ghazzawi, a director of the Company, is the manager of Sabeera 2.

These securities were issued in reliance on Section 4(a)(2) under the Securities Act.

BKFC Notes

During 2023, the Company entered into several convertible notes with unaffiliated parties in the aggregate amount of $5.1 million (together the “BKFC Note”). Under the terms of the BKFC Promissory Note, the note contains a 12% finance charge and bear simple interest commencing upon the twenty (20) day anniversary of their respective issuance dates in the amount of 1% per week and are payable demand by the holder at any time after the twenty (20) day anniversary of their respective issuance dates. During the nine months ended September 30, 2023, a partial cash payment of $0.1 million was made, and $0.8 million of the BKFC Notes were converted into 152,868 shares of BKFC common stock using a conversion price of $5.23, leaving a principal amount of $4.2 million outstanding under the BKFC Notes as of September 30, 2023.

The Convertible Note bears interest at 7.5% per annum and is payable on demand at any time after the date of issue. The Company may prepay any amount owed under this note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with all unpaid accrued interest as of the date of such repayment. In the event that the Company fails to pay any amount due under this note when due or if the Company commences any case, proceeding, or other action relating to bankruptcy, insolvency, or reorganization, then these events will constitute an Event of Default. An Event of Default will result in the Noteholder having the option, by written notice to the company, to declare the entire principal amount of this Note, together with all accrued but unpaid interest, to be payable immediately. Minimal debt issuance costs were incurred related to this note.

Concurrently with the issuance of the Convertible Note with BKFC, the Company issued 1,193,869 Class B Common Units at an at an exercise price per unit of $0.01 to the underlying note holders as partial consideration for their investment.

BKFC Shares and Warrant Issuance

In May 2023, the Company’s subsidiary Bare Knuckle Fighting Championships (“BKFC”) issued 500,001 shares of its common stock to certain of its existing shareholders for no consideration. In May 2023, BKFC issued warrants to purchase 215,000 shares of common stock of BKFC as equity-based compensation to various service providers. Each warrant is exercisable in whole or in part at the election of the holder at an exercise price per share of $5.233 and expires on the fifth (5th) anniversary of its issuance date. These securities were issued in reliance on Section 4(a)(2) and/or Rule 701 under the Securities Act.

On August 4, 2023, we entered into a $2.0 million promissory note with Manole Fintech (the “Manole Note”). The Manole Note accrues interest at an annual rate of 20% and matures on December 2, 2023. Proceeds raised from the Manole Note were used to satisfy existing financial obligations we had to BKFC as part of the Share and Unit Exchange Agreement from August 2022. The Manole Note is secured by (a) a guaranty issued by Toe the Line LLC (“TLL”), an entity managed by David Feldman, Sr., and David Feldman, Sr. (collectively, the “Guarantors”), (b) a pledge agreement (the “Pledge Agreement”) pursuant to which TLL is pledging to the lender One Million (1,000,000) shares of Common Stock of BKFC (the “Pledged Shares”) to secure the Guaranty and (c) a Put Agreement (the “Put Agreement”) between the lender and Ryan Kavanaugh pursuant to which Mr. Kavanaugh has agreed to purchase the Pledged Shares pursuant to the term of the Put Agreement upon the occurrence of an event of default hereunder. In connection with the Manole Note, we issued warrants to purchase

75,000 shares of common stock of BKFC at an exercise price of $5.23 per share and 75,000 shares of BKFC common stock at an exercise price of $0.01 per share.

August 2023 Unit Issuances

On August 18, 2023 Triller Hold Co LLC issued 797,648 shares of Series A common stock pursuant to the Share and Unit Exchange Agreement dated August 18, 2022 by and between us and the sellers of BKFC in satisfaction of contingent earnout obligations arising out of such agreement. On the same day, we issued 1,250,000 shares of Series A common stock to the sellers as partial consideration for various modifications to the Share and Unit Exchange Agreement and related Subordinated Unsecured Promissory Note dated August 18, 2022 issued by us to David Feldman, Sr. in his capacity as Stockholder Representative.

Warrant Exercises

We issued 846,349 shares of our Series A common stock in 2021 upon exercise of a warrant with a $0.01 per share exercise price, 1,325,735 shares of our Series A common stock in 2022 upon exercise of warrants with $2.035 per share exercise price and 518,246 shares of our Series A common stock in 2023 upon exercise of warrants with $1.43 weighted average per share exercise price. These shares were issued in reliance on Section 4(a)(2) under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions, or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-l, which Exhibit Index is incorporated herein by reference.

Exhibit No.	Description

3.1*	Form of Amended and Restated Certificate of Incorporation of Triller Corp. to be in effect in connection with the effectiveness of this registration statement.

3.2*	Form of Amended and Restated Bylaws of Triller Corp. to be in effect in connection with the effectiveness of this registration statement.

4.1*	Specimen Class A Common Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Forms of Indemnification Agreement entered into between Triller Corp. and each of its directors and officers.

10.2*#	Triller Corp. 2023 Stock Option and Incentive Plan.

10.3*#	Forms of Award Agreements under the Triller Corp. 2023 Stock Option and Incentive Plan.

10.4*#	Form of Triller Hold Co LLC Unit Option Agreements.

10.5*#	Form of Triller Hold Co LLC Unit Warrant Agreements.

10.6*#	Employment Agreement with Bobby Sarnevesht.

10.7*#	Employment Agreement with Prem Parameswaran.

10.8*	Amended and Restated Convertible Note Purchase Agreement dated, December 31, 2022, by and among Triller Hold Co LLC, Triller Inc. and Total Formation, Inc.

10.9*	Amended and Restated Senior Convertible Note, dated December 31, 2022, held by Total Formation.

10.10*	Security Agreement, dated December 31, 2022, by and among Triller Corp. and Total Formation.

10.11*	Warrant to purchase Series A-1 Preferred Stock, dated December 31, 2022, held by Total Formation.

10.12*	Form of Promissory Note.

10.13*	Share and Unit Exchange Agreement, dated August 18, 2022 (acquisition of Bare Knuckle Fighting Championships, Inc.).

10.14*	Unit Exchange Agreement, dated November 11, 2022, by and among Triller Hold Co LLC, JuliusWorks LLC and Julius Holdings Inc.

10.15*	Amended and Restated Fifth Amendment to Lease, dated March 13, 2019, by and between Proxima Media, LLC and Fox Plaza LLC.

10.16*	Form of Subscription Agreement, dated April 7, 2023, by and between Triller Hold Co LLC and investors.

10.17*	Form of Subscriber Note, dated April 7, 2023, by and between Triller Hold Co LLC and investors.

10.18*	Form of Warrant, dated April 7, 2023 by and between Triller Hold Co LLC and investors.

Exhibit No.	Description

10.19*	Form of Addendum to Subscription Agreement, dated April 7, 2023, by and between Triller Hold Co LLC and investors.

10.20*#	Form of Employment Agreement.

10.21*	Form of Lock-up Agreement by and among Triller Corp., our executive officers, directors, and stockholders.

10.22*	Amendment No. 1 to Amended & Restated Senior Convertible Note, dated December 31, 2022 by and among Triller Corp. and Total Formation

10.23*#	Triller Hold Co LLC Third Amended and Restated 2021 Equity Incentive Plan, as amended

10.24*#	Triller Hold Co LLC 2020 Equity Incentive Plan

10.25*	Standby Equity Purchase Agreement, dated October 23, 2023, by and between the Company and YA II PN, LTD.

16.1**	Letter from Hudgens CPA PLLC, dated August 2, 2023, regarding change in accountant.

21.1*	List of subsidiaries.

23.1	Consent of L J Soldinger Associates, LLC.

23.2*	Consent of Goodwin Procter LLP (contained in its opinion filed as Exhibit 5.1 hereto).

24.1**	Power of Attorney (included on signature page of this Registration Statement).

107**	Filing Fee Table.

*	To be filed by amendment.
**	Previously filed.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the listing of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the listing.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the listing of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on December 26, 2023.

Triller Corp.

By:	/s/ Bobby Sarnevesht
Name:	Bobby Sarnevesht
Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on this 26th day of December 2023.

Signature	Title	Date

/s/ Bobby Sarnevesht Bobby Sarnevesht	Executive Chairman, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 26, 2023

/s/ Prem Parameswaran Prem Parameswaran	President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 26, 2023

/s/ Adel Ghazzawi Adel Ghazzawi	Director	December 26, 2023

/s/ Jack Kavanaugh Jack Kavanaugh	Director	December 26, 2023

/s/ Mike Lu Mike Lu	Director	December 26, 2023

/s/ Philip Walsh Philip Walsh	Director	December 26, 2023